Exhibit 99.5



Lufax Holding Ltd
陆金所控股有限公司

(A company incorporated in the Cayman Islands with limited liability)
Stock Code: 6623
NYSE Stock Ticker: LU

2025 ANNUAL REPORT

CONTENTS



COMPANY INFORMATION

Directors

Executive Directors
Mr. Xiang JI (吉翔)
  (Chief Executive Officer)
  (appointed on April 1, 2026)
Mr. Yong Suk CHO (趙容奭)
  (resigned as Chairman on April 23, 2025 and ceased to be an executive Director and Chief Executive Officer from March 31, 2026)
Mr. Tongzhuan XI (席通專)
  (appointed on April 23, 2025)
Mr. Alston Peiqing ZHU (朱培卿)
  (resigned on April 23, 2025)

Non-executive Directors
Ms. Fangfang CAI (蔡方方)
  (appointed on February 18, 2026)
Mr. Shibang GUO (郭世邦)
Mr. Peifeng LI (李佩鋒)
  (appointed on February 18, 2026)
Ms. Xin FU (付欣)
  (resigned on February 17, 2026)
Mr. Yonglin XIE (謝永林)
  (resigned on February 17, 2026)
Mr. Hui LIU (劉卉)
  (resigned on April 23, 2025)

Independent Non-executive Directors
Mr. Dicky Peter YIP (葉迪奇) *(Chairman)*
  (appointed on April 23, 2025)
Mr. Koon Wing Ernest IP (葉冠榮)
  (appointed on April 14, 2026)
Mr. Siu Hong CHENG (鄭小康)
  (appointed on April 14, 2026)
Ms. Wai Ping Tina LEE (李蕙萍)
  (appointed on August 14, 2025)
Mr. Rusheng YANG (楊如生)
  (ceased to be an independent non-executive Director on April 13, 2026)
Mr. David Xianglin LI (李祥林)
  (ceased to be an independent non-executive Director on April 13, 2026)
Mr. Weidong LI (李偉東)
  (resigned on August 14, 2025)

Audit Committee
Mr. Koon Wing Ernest IP (葉冠榮) *(Chairman)*
  (appointed as the chairman on April 14, 2026)
Mr. Siu Hong CHENG (鄭小康)
  (appointed as a member on April 14, 2026)
Ms. Wai Ping Tina LEE (李蕙萍)
  (appointed as a member on August 14, 2025)
Mr. Rusheng YANG (楊如生) *(Chairman)*
  (ceased to be the chairman on April 13, 2026)
Mr. David Xianglin LI (李祥林)
  (ceased to be a member on April 13, 2026)
Mr. Weidong LI (李偉東)
  (resigned as a member on August 14, 2025)

Nomination and Remuneration Committee
Mr. Dicky Peter YIP (葉迪奇) *(Chairman)*
  (appointed as the chairman on August 14, 2025)
Ms. Wai Ping Tina LEE (李蕙萍)
  (appointed as a member on August 14, 2025)
Ms. Fangfang CAI (蔡方方)
  (appointed as a member on April 14, 2026)
Mr. Rusheng YANG (楊如生)
  (ceased to be a member on April 13, 2026)
Mr. Weidong LI (李偉東) *(Chairman)*
  (resigned as the chairman on August 14, 2025)
Mr. David Xianglin LI (李祥林)
  (resigned as a member on August 14, 2025)

Company Secretary
Ms. Sharon Wing Han LEUNG (梁頴嫻)

Authorised Representatives
Mr. Tongzhuan XI (席通專)
  (appointed on April 23, 2025)
Ms. Sharon Wing Han LEUNG (梁頴嫻)
Mr. Alston Peiqing ZHU (朱培卿)
  (resigned on April 23, 2025)

Registered Office
Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

Head Office and Principal Place of Business in China

18th Floor, No. 1333
Lujiazui Ring Road
Pudong New District
Shanghai
People's Republic of China

Principal Place of Business in Hong Kong

Room 1920
19/F, Lee Garden One
33 Hysan Avenue, Causeway Bay
Hong Kong

Auditor

Ernst & Young
Certified Public Accountants
Registered Public Interest Entity Auditor
27/F, One Taikoo Place
979 King's Road
Quarry Bay, Hong Kong
   (appointed on June 25, 2025)

PricewaterhouseCoopers *(predecessor auditor)*
Certified Public Accountants
Registered Public Interest Entity Auditor
22/F, Prince's Building
Central
Hong Kong
   (removed on June 25, 2025)

Principal Share Registrar and Transfer Office

Maples Fund Services (Cayman) Limited
PO Box 1093
Boundary Hall, Cricket Square
Grand Cayman, KY1-1102
Cayman Islands

Hong Kong Share Registrar

Tricor Investor Services Limited
17/F, Far East Finance Centre
16 Harcourt Road
Hong Kong

Hong Kong Legal Advisor

Skadden, Arps, Slate, Meagher & Flom and affiliates
42/F, Edinburgh Tower
The Landmark
15 Queen's Road Central
Central
Hong Kong

Compliance Advisor

Somerley Capital Limited
20/F, China Building
29 Queen's Road Central
Hong Kong

Principal Banks

China CITIC Bank Co., Ltd.
6–30/F, 32–42/F, Building 1, 10 Guanghua Road
Chaoyang District, Beijing, PRC

Ping An Bank Co., Ltd.
5047 Shennan Road East, Luohu District, Shenzhen
Guangdong Province, PRC

China Mingsheng Bank Corp., Ltd.
China Minsheng Bank Building, 2 Fuxingmennei Street
Xicheng District, Beijing, PRC

China Merchants Bank Co., Ltd.
7088 Shennan Boulevard, Futian District, Shenzhen
Guangdong Province, PRC

Bank of China Limited
No. 1 Fuxingmen Nei Dajie
Xicheng District, Beijing, PRC

Company Website

https://ir-hk.lufaxholding.com/

Listing Information and Stock Code

The Stock Exchange of Hong Kong Limited
Stock Code: 6623

New York Stock Exchange
Stock Ticker: LU

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

We are a leading financial services enabler for SBOs in China. We are committed to providing SBOs with comprehensive, convenient financial products and services as well as enabling financial institution partners to reach and serve SBOs efficiently. In addition, we provide consumer finance products and services for retail consumers. We enabled loans for 3.9 million active borrowers in 2023, 5.0 million active borrowers in 2024 and 4.0 million active borrowers in 2025. The total outstanding balance of loans we enabled was RMB315.4 billion, RMB216.9 billion and RMB183.8 billion (US$26.3 billion) as of December 31, 2023, 2024 and 2025, respectively.

We enable loans primarily under two distinct business models. Approximately 88.2%, 76.9% and 67.6% of the total outstanding balance of loans we had enabled as of December 31, 2023, 2024 and 2025, respectively, are loans we enabled under our core retail credit and enablement business model. These are large-ticket loans, having an average ticket size of RMB278,067, RMB219,291 and RMB198,485 for general unsecured loans enabled in 2023, 2024 and 2025, respectively, and RMB551,253, RMB586,807 and RMB445,242 for secured loans enabled in 2023, 2024 and 2025, respectively. The remaining 11.8%, 23.1% and 32.4%, respectively, consist of loans we had enabled through our licensed consumer finance subsidiary. These are small-ticket loans, having an average drawdown of RMB6,805, RMB6,728 and RMB8,888 in 2023, 2024 and 2025, respectively. The enablement of loans accounted for nearly all of our total income in 2023, 2024 and 2025.

Starting in 2024, we introduced a strategy to support the growth of our core retail credit and enablement business and consumer finance business that centers on our key licenses: our financing guarantee business license, consumer finance business license and microloan business license in the PRC, as well as the banking license for Ping An Digital Bank in Hong Kong. These licenses enable us to provide diverse financial services, ensuring regulatory compliance while driving business growth and expansion. In 2025, we embarked on a strategic transformation focused on (i) rebalancing our customer base by offering flexible and diversified products tailored to the differentiated needs of premium customers, (ii) servicing valued customers, optimizing our services and boosting repeat borrowing, (iii) innovating our direct sales model to acquire quality customers at scale and enhance productivity, while developing diversified new channels, including insurance and banking networks, to drive further expansion, (iv) upgrading our risk management infrastructure through AI-driven credit approval, micro-expression detection, and granular customer tiering, (v) transitioning toward an asset-light, higher-leverage capital model, and (vi) improving profitability by reducing risk costs, operating costs and funding costs.

Our Business Models

Core Retail Credit and Enablement Business Model

We enable both borrowers and institutional partners through our core retail credit and enablement business model.

Our core retail credit and enablement business model comprises both general unsecured loans and secured loans. This was previously enabled under the Puhui brand. It was rebranded as Ping An Danbao in 2024, and then further rebranded as Ping An Rongyi in April 2025. We rebranded this business to Ping An Rongyi, which embodies the core value proposition of "making financing easier through professionalism," to better reflect the brand's core values and highlight our commitment to providing convenient financing services to small and micro business owners, individual entrepreneurs, and individuals through financial technology and an offline service network.

Our borrowers include SBOs who need larger loans on short notice to address imminent operational needs. We leverage our large nationwide direct sales team to serve millions of otherwise hard to reach potential borrowers in this critical but undercapitalized sector of the Chinese economy. To a lesser extent we also serve salaried workers dealing with major life expenses under this business model. We apply advanced risk analytics leveraging our 20 years of proprietary data to assess the creditworthiness of potential borrowers and co-design loan product terms with our funding partners to serve their needs. We enable our institutional partners by referring borrowers who fit their target profiles and sharing our risk analytics so that each of our funding partners is taking on the degree of risk that is compatible with its own business model. We also provide post-loan and collection services to our institutional partners to further manage their credit risk.

We only enable loans to individuals and not to entities, but our risk analytics incorporate data on both personal and business assets of potential borrowers. For loans funded by third parties requiring credit enhancement, we used to guarantee a portion of the risk on each new loan transaction along with our credit enhancement providers. We have been gradually reducing our reliance on third-party credit enhancement providers over time. In the fourth quarter of 2023, we successfully completed the transformation of our core retail credit and enablement business such that our licensed financing guarantee subsidiary now provides a guarantee for nearly every new loan transaction (excluding certain consumer finance loan products and referral products) without the involvement of third-party credit enhancement. As a result, our risk bearing by new loan sales (excluding consumer finance loans) increased from 49.8% for the year ended December 31, 2023 to 99.7% for the year ended December 31, 2024, and remained almost flat at 99.1% for the year ended December 31, 2025. The percentage of outstanding loans with credit risk exposure for our company has increased from 39.8% as of December 31, 2023, to 74.5% as of December 31, 2024, and further to 91.4% in 2025.

For our core retail credit and enablement model, customers are charged an effective APR, from which we receive credit and enablement service fees, interest income and guarantee income, while our institutional partners such as funding partners receive funding fees and, where applicable, credit enhancement providers receive credit guarantee insurance premiums. We earn profit before income tax expenses after deducting operating expenses and impairment losses based on expected loan losses for the portion of loans that we bear credit risk.

The total outstanding balance of loans enabled under our core retail credit and enablement business model was RMB278.3 billion as of December 31, 2023, RMB166.8 billion as of December 31, 2024, and RMB124.3 billion (US$17.8 billion) as of December 31, 2025.

Consumer Finance Business Model

We also provide consumer finance loans through our licensed consumer finance subsidiary, Ping An Consumer Finance Co., Ltd. As a licensed entity in a highly regulated sector, it operates independently from Ping An Rongyi and follows its own distinct business model. Our consumer finance subsidiary is focused on regulatory compliance and consumer protection, including maintaining adequate capital reserves, managing risks, and maintain stable relationships with regulators.

This subsidiary targets consumers in China who require small-ticket loans, typically for short-term cash flow needs or discretionary consumer goods purchases. The market for consumer finance loans is complementary to the market for the large-ticket, long-tenor loans facilitated by Ping An Rongyi, with minimal overlap between the borrower bases. We aim to attract consumer finance customers from both internal and external ecosystems. Internally, our consumer finance business taps into resources from Ping An Group and Lufax. Externally, it collaborates with major internet platforms, including Ant Group, Meituan, ByteDance and Duxiaoman. This approach is intended to support customer acquisition, risk control, and product development.

We deploy strategies focused on both re-engaging existing customers and expanding into new segments. Data-driven methods are used to increase customer lifetime value and conversion rates, particularly in the inclusive finance sector. Compliance and risk management are prioritized through the establishment of internal controls, legal compliance training, and a risk management matrix to ensure financial safety and regulatory compliance.

Our consumer finance subsidiary bears some of the credit risk on the loans it provides. We recognize the income from the consumer finance loans as net interest income. Borrower acquisition costs are deducted from net interest rather than being recognized separately. The total outstanding balance of loans enabled by our licensed consumer finance subsidiary was RMB37.1 billion as of December 31, 2023, RMB50.1 billion as of December 31, 2024, and RMB59.6 billion (US$8.5 billion) as of December 31, 2025.

How We Enable Small Business Owners and Retail Borrowers

We enable SBO and retail borrowers by connecting them with institutional partners and making the borrowing process faster, simpler and more intuitive to effectively address their financing needs.

Our Borrowers

Under our Ping An Rongyi brand, we target SBOs who have residential property, automobiles, financial assets and some access to commercial bank credit. SBOs often need larger ticket size loans on short notice for imminent commercial operating needs of their business and yet are underserved by traditional financial institutions. We also enable loans to salaried workers who need large ticket size consumption loans for purposes such as education, home decoration, and purchase of consumer durables.

Many of our SBO borrowers have fewer than 50 employees and annual revenues of less than RMB30 million. Some of them do business through a corporation, others through a partnership, still others as a sole proprietor, but regardless of the legal form of the business, the owner of the business is always the borrower in his or her personal capacity, so that the owner cannot avoid repayment of the loan on the basis of having limited liability for the debts of the entity.

As of December 31, 2025, we had over 7.2 million cumulative SBO borrowers under our Ping An Rongyi brand. SBOs accounted for approximately 90%, 84% and 87% of all new loans we enabled under our Ping An Rongyi brand in 2023, 2024 and 2025, respectively, and 86%, 85% and 84% of the balance of such loans as of December 31, 2023, 2024 and 2025, respectively.

For unsecured loans, we have been concentrating our efforts on borrowers at the higher end of our internal ranking of creditworthiness. In 2025 of the borrowers of loans under our Ping An Rongyi brand, 85.1% had credit cards, 28.8% owned residential property, 26.9% had life insurance policies, and 40.1% had no unsecured loans outstanding from banks.

We also make loans through our consumer finance subsidiary. Borrowers of consumer finance loans are typically looking to meet personal short-term cash flow needs of individual borrowers. Borrowers of consumer finance loans typically seek financial assistance to address immediate cash flow needs, such as managing unexpected personal expenses or making discretionary purchases of consumer goods, including electronics, home appliances or travel-related services.

Our consumer finance subsidiary focuses on addressing the small-scale, decentralized consumer credit needs of various segments of society. It primarily serves small business owners through inclusive financial services to meet their consumer financing needs, while also providing convenient consumer finance services to medium- and low-risk customer groups, including individuals with stable salaried income and those with a strong record of consumer activity. As such, our consumer finance subsidiary focuses on providing unsecured loans tailored to their specific financial needs, offering more accessible and inclusive credit options.

As of December 31, 2025, nearly 70% of the borrowers for our consumer finance loans were individuals aged between 25 and 45. As of December 31, 2023, 2024, and 2025, our consumer finance subsidiary served approximately 1.8 million, 4.1 million, and 3.2 million active borrowers, respectively.

Sourcing Borrowers

We had a cumulative total of 29.1 million borrowers as of December 31, 2025. The number of active borrowers for whom we enabled loans was 3.9 million in 2023, 5.0 million in 2024 and 4.0 million in 2025. We source borrowers through a variety of channels.

Retail Credit and Enablement

We source borrowers under our Ping An Rongyi brand primarily through offline channels, because we primarily focus on loans with larger ticket sizes that often require additional consultation services to be provided to the borrowers during the origination process. The origination of these loans incurs higher costs as compared to the origination of smaller ticket size consumer loans but it also generates more value under typical circumstances. However, in 2025, the direct sales channel's profitability will likely remain under pressure.

Management Discussion and Analysis (Continued)

The following table shows the volume of new general unsecured and secured loans we enabled under our Ping An Rongyi brand by origination channel for the years indicated.

	For the year ended December 31,					
	2023		2024		**2025**	
	(RMB)	*(%)*	*(RMB)*	*(%)*	*(RMB)*	*(%)*
	(in billions, except percentages)					
Volume of New Loans						
Direct sales	85.6	62.6	86.7	73.7	**73.7**	**78.2**
Channel partners	31.8	23.2	19.7	16.8	**12.1**	**12.8**
Online and telemarketing	19.5	14.2	11.2	9.5	**8.5**	**9.0**
Total	136.8	100.0	117.6	100.0	**94.3**	**100.0**

(i) Direct sales

We had a direct sales network of over 21,800 full-time employees as of December 31, 2025, of whom over 97% have a junior college education or above. Together they covered approximately 172 cities across China. Our direct sales force proactively seeks out potential borrowers using their own knowledge and contacts with the help of a specialized mobile app designed to optimize their time and efforts. This system tracks and shows location and travel data for all of our sales employees in real time. Our system can further overlay an AI heat map showing our borrowers and their borrowing characteristics, which allows us to identify regions with higher sales potential.

In supervising and evaluating the performance of our direct sales network, we give close attention to the creditworthiness of the borrowers they bring in. The volume of new loans sourced per employee per month by our direct sales team was RMB240 thousand in 2023, RMB341 thousand in 2024 and RMB280 thousand (US$40 thousand) in 2025.

Our direct sales channel was responsible for sourcing RMB85.6 billion, or 62.6%, of our total volume of new loans in 2023, RMB86.7 billion, or 73.7%, of our total volume of new loans in 2024, and RMB73.7 billion, or 78.2%, of our total volume of new loans in 2025. The increase of 4.5 percentage points in 2025 was primarily due to a strategic decision to source more loans through our direct sales channel.

(ii) Channel partners

We complement our direct sales force with a large and robust set of channel partners. Our channel partners introduce borrowers and are paid referral fees for each loan originated. The vast majority of our channel partners are individual partners associated with Ping An Insurance. Although substantially all of these individuals are associated with Ping An Group entities as referral representatives, the corresponding Ping An Group entities are not involved in the referrals. Individual referrals are rewarded on the basis of a referral program where individuals sign up with our group and receive fees on successfully referred borrowers. Historically, we also cooperated with corporate channel partners, though we have largely phased out our corporate referrals channels.

(iii)   Online and telemarketing

As of December 31, 2025, we employed almost 1,000 employees to engage in targeted online and telemarketing campaigns to reach customers based on their potential need for loans, which we have identified from online behavioral data and other big data techniques. Our online and telemarketing channel primarily enables general unsecured loans, and it focuses on helping high-quality borrowers borrow new loans.

We have leveraged the application of advanced AI technology to maintain the productivity of our online and telemarketing channel. The volume of new loans sourced per employee per month by our online and telemarketing channel was RMB782 thousand in 2023, RMB627 thousand in 2024, and RMB723 thousand (US$103 thousand) in 2025.

Our online and telemarketing channel was responsible for sourcing RMB19.5 billion, or 14.2%, of the new loans we enabled in 2023, RMB11.2 billion, or 9.5%, of the new loans we enabled in 2024, and RMB8.5 billion (US$1.2 billion), or 9.0%, of the new loans we enabled in 2025.

Consumer Finance

Our consumer finance subsidiary acquires borrowers through both online and offline channels. The number of borrowers with outstanding consumer finance loans was 1.8 million, 4.1 million and 3.2 million as of December 31, 2023, 2024, 2025, respectively.

Online Channels

We utilize our consumer finance app and third-party traffic platforms to attract potential borrowers and provide them with a seamless digital experience for consumer finance loan applications. Our consumer finance app draws borrowers through its organic traffic bolstered by the reputation of Ping An Group. These third-party traffic platforms include Ant Group, Meituan, Bytedance, Du Xiaoman and others.

Offline Channels

We also rely on a direct sales network, which allows us to engage borrowers directly and personally. This approach is particularly effective for reaching borrowers who prefer in-person interactions or may be less familiar with digital platforms. As of December 31, 2025, our direct sales network consisted of over 21 thousand full-time employees, covering approximately 172 cities across China.

Loan Products

The typical borrower of a secured loan is a SBO who uses the loan proceeds for business operations. Borrowers of general unsecured loans include both SBOs and salaried workers who use the loan proceeds for business operations or personal consumption. We base our credit assessment on individual data for salaried workers and a combination of individual and business data for SBOs, plus the characteristics of the collateral for borrowers of secured loans, who are almost all small business owners. We only accept residential property and automobiles as collateral. We also make consumer finance loans to retail borrowers through our licensed consumer finance subsidiary.

It primarily serves emerging customer groups, such as younger consumers, individuals in third-tier and smaller cities, and people who have recently relocated to urban areas. The following chart summarizes some of the characteristics of these various borrowers and their loans in 2025.

| | Core Retail Credit and Enablement | | Consumer Finance Business |
	General Unsecured Loans	Secured Loans	Consumer Finance Loans
Credit Risk Assessment	• Individual, business	• Individual, business, collateral	• Individual
Average Ticket Size	• RMB198,485 (US$28,383)	• RMB445,242 (US$63,669)	• RMB8,888 (US$1,271)[1]
Average Contractual Tenor	• 35.4 months	• 35.8 months	• N/A[2]
Average APR	• 21.6%	• 17.0%	• 17.2%
Repayment Schedule	• Fixed installments or balloon payments	• Fixed installments or balloon payment	• Fixed installments

Notes:

(1) This represents the average single drawdown amount for consumer finance loans.

(2) Due to the wide variety of products offered by our consumer finance business, each with significant differences in tenor, this indicator lacks meaningfulness and thus is not applicable.

The following table shows the outstanding balance of loans under Ping An Rongyi and our consumer finance subsidiary by product as of the dates indicated.

	As of December 31,					
	2023		2024		2025	
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in billions, except percentages)					
Outstanding Balance						
General unsecured loans	207.9	65.9	124.8	57.6	93.9	51.1
Secured loans	70.4	22.3	42.0	19.4	30.4	16.5
Consumer finance loans	37.1	11.8	50.1	23.1	59.6	32.4
Total	315.4	100.0	216.9	100.0	183.8	100.0

The following table shows the volume of new loans by product during the years indicated.

	For the year ended December 31,					
	2023		2024		2025	
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in billions, except percentages)					
Volume of New Loans						
General unsecured loans	91.0	43.7	86.1	40.4	**70.8**	**33.1**
Secured loans	45.9	22.0	31.4	14.7	**23.4**	**11.0**
Consumer finance loans	71.2	34.2	95.5	44.8	**119.7**	**55.9**
Total	208.0	100.0	213.1	100.0	**214.0**	**100.0**

Loans are available on flexible terms. The loan products we enable under our Ping An Rongyi brand permit large ticket sizes, long tenors and early repayment options, which are important features for small business owners.

The maximum permitted ticket size in 2025 was RMB10 million for secured loans, RMB2 million for general unsecured loans, and RMB200,000 for consumer finance loans. The following table shows the average ticket size for loans we enabled in Renminbi for both general unsecured loans and secured loans and the average drawdown in RMB for consumer finance loans. The increase in the average drawdown for consumer finance loans is generally due to giving larger drawdowns to high-quality customers.

| | For the year ended December 31, | | |
| | 2023 | 2024 | 2025 |
	(RMB)		
Average Ticket Size			
General unsecured loans	278,067	219,291	**198,485**
Secured loans	551,253	586,807	**445,242**
Consumer finance loans	6,805	6,728	**8,888**

Management Discussion and Analysis (Continued)

In general, the maximum contractual tenor offered on general unsecured loans and secured loans is 36 months, and most borrowers choose a tenor of 36 months. In 2021, we began to enable loans with contractual tenors of up to 60 months to selected borrowers, but we discontinued this practice in 2023. The following table shows the average contractual tenor for loans we enabled in months, for both general unsecured loans and secured loans.

	For the year ended December 31,		
	2023	2024	**2025**
	(months)		
Average Contractual Tenor			
General unsecured loans	35.7	35.4	**35.4**
Secured loans	36.5	35.8	**35.8**

Due to early repayment options, the effective tenor will be shorter than the average contractual tenor. The table below sets forth the estimated effective tenor of loans that we do not consolidate on our balance sheet, after considering assumptions of early repayment, as of December 31, 2023, 2024 and 2025.

	As of December 31,		
	2023	2024	**2025**
	(months)		
Estimated Effective Tenor for Off-Balance Sheet Loans			
General unsecured loans	20.46	21.70	**21.61**
Secured loans	15.50	15.41	**17.01**

Our consumer finance revolver loans typically have a contractual tenor of 12 months, while our consumer finance installment loans have a maximum contractual tenor of 36 months. The following table shows the average contractual tenor for consumer finance loans in months, for both consumer finance revolver loans and consumer finance installment loans. Due to early repayment options, the effective tenor will be shorter than the average contractual tenor.

	For the year ended December 31,		
	2023	2024	**2025**
	(months)		
Average Contractual Tenor			
Consumer finance revolver loans	13.12	15.89	**16.34**
Consumer finance installment loans	34.97	34.90	**35.64**

We enable loans with fixed installment and balloon payment repayment schedules. As of December 31, 2025, approximately 81.7% of the loans we enabled under our Ping An Rongyi brand had fixed installment repayment schedules and the other 18.3% had balloon payment schedules. Fixed installment loans include loans where the sum of the principal repayment and interest payment is fixed and service, insurance and guarantee fees gradually decrease as the outstanding balance decreases. We do not offer an interest-free period in any of the loans we enable under our Ping An Rongyi brand.

In 2025, our average APR for new loans was 21.6% for general unsecured loans, 17.0% for secured loans and 17.2% for consumer finance loans. APR represents the monthly all-in borrowing cost as a percentage of the outstanding balance annualized by a factor of 12. The following table shows our average APR for new loans in 2023, 2024 and 2025 for general unsecured loans, secured loans and consumer finance loans. We have not enabled any loans with an APR higher than 24% for loan applications after September 2020.

	As of December 31,		
	2023	2024	2025
		(%)	
Average APR for New Loans			
General unsecured loans	20.9	21.3	**21.6**
Secured loans	16.0	16.2	**17.0**
Consumer finance loans	19.7	17.6	**17.2**

General Unsecured Loans

General unsecured loans target both SBOs and salaried workers. In 2025, approximately 82.7% of the general unsecured loans we enabled, by volume, were borrowed by SBOs, and 17.3% by salaried workers. The average contractual tenor of new general unsecured loans we enabled during this period was approximately 35.4 months and the average ticket size was RMB198,485 (US$28,383).

Our outstanding balance of general unsecured loans enabled was RMB207.9 billion, RMB124.8 billion and RMB93.9 billion (US$13.4 billion) as of December 31, 2023, 2024 and 2025, respectively. Our total volume of general unsecured loans enabled amounted to RMB91.0 billion, RMB86.2 billion and RMB70.8 billion (US$10.1 billion) in 2023, 2024 and 2025, respectively.

The following table presents the volume of general unsecured loans we enabled by ticket size for the years indicated:

	For the year ended December 31,					
	2023		2024		2025	
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in billions, except percentages)					
Ticket Size						
Up to RMB50,000	0.6	0.6	0.4	0.5	**0.7**	**1.0**
RMB50,001 to RMB100,000	4.3	4.8	16.7	19.3	**12.6**	**17.8**
RMB100,001 to RMB200,000	12.6	13.9	10.3	12.0	**17.4**	**24.6**
RMB200,001 to RMB300,000	26.5	29.1	21.5	25.0	**13.2**	**18.6**
RMB300,001 or above	47.0	51.7	37.2	43.2	**26.9**	**38.0**
Total	91.0	100.0	86.2	100.0	**70.8**	**100.0**

We focus on enabling loans with higher ticket size, which is an important feature for satisfying the needs of SBOs.

Secured Loans

Secured loans target SBOs. Approximately 96.5% of the secured loans we enabled, by volume, were borrowed by SBOs. In 2025, the average contractual tenor of new secured loans we enabled was approximately 35.8 months and the average ticket size was RMB445,242 (US$63,669).

Our outstanding balance of secured loans enabled was RMB70.4 billion, RMB42.0 billion and RMB30.4 billion (US$4.3 billion) as of December 31, 2023, 2024 and 2025, respectively. Our total volume of secured loans enabled amounted to RMB45.9 billion, RMB31.4 billion and RMB23.4 billion (US$3.3 billion) in 2023, 2024 and 2025, respectively.

For our secured loans, we focus on SBOs who have residential property located in economically more developed cities which can be pledged as collateral, given such cities' relatively stable economic growth and real estate prices. The majority of the outstanding balance of secured loans is secured by real estate and the remainder by automobiles. The real estate collateral is well diversified across China, with a large proportion located in more developed cities. As we continue to focus on serving more SBOs and higher quality borrowers, the average loan-to-value ratio at origination for the secured loans we enabled has grown from 75% in 2023 to 76% in 2024 and further to 78% in 2025.

Consumer Finance Loans

We began to make consumer finance loans in May 2020 through our licensed consumer finance subsidiary. Borrowers of consumer finance loans are typically looking to meet personal short-term cash flow needs or to make discretionary purchases of consumer goods.

Our consumer finance loans include both revolver loans and installment loans. Our consumer finance revolver loans have a typical contractual tenor of 12 months, and our consumer finance installment loans have a maximum contractual tenor of 36 months. Our consumer finance loans had average drawdowns of RMB6.8 thousand in 2023, RMB6.7 thousand in 2024, and RMB8.9 thousand (US$1.3 thousand) in 2025.

Our outstanding balance of consumer finance loans was RMB37.1 billion, RMB50.1 billion and RMB59.6 billion (US$8.5 billion) as of December 31, 2023, 2024 and 2025, respectively. Our total volume of consumer finance loans amounted to RMB71.2 billion, RMB95.5 billion and RMB119.7 billion (US$17.1 billion) in 2023, 2024 and 2025, respectively.

Our Guarantees

We work closely with funding partners through our financing guarantee subsidiary and its network of licensed branches in 29 provinces. For loans funded by third parties where the lender requires credit enhancement, we used to guarantee a portion of the risk on each new loan transaction along with our credit enhancement providers. However, we have been gradually reducing our reliance on third-party credit enhancement providers over time. In the fourth quarter of 2023, we successfully completed the transformation of our core retail credit and enablement business such that our licensed financing guarantee subsidiary now provides a guarantee for nearly every new loan transaction (excluding certain consumer finance loan products and referral products) without the involvement of third-party credit enhancement. We had RMB54.9 billion, RMB68.0 billion and RMB67.5 billion (US$9.6 billion) in off-balance sheet financing guarantee contracts as of December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, 8.6% of the financing guarantees for the outstanding balance of loans enabled by us were provided by third-party credit enhancement providers.

Pursuant to the regulations and rules regarding financing guarantee companies, the minimum registered capital of a financing guarantee company is not less than RMB20 million and its net assets must be no less than one-fifteenth of the total outstanding guaranteed amount it has guaranteed. Our financing guarantee subsidiary had net assets of RMB29.5 billion in aggregate and a leverage ratio of 3.6X as of December 31, 2025.

How We Enable Our Institutional Partners

We enable our institutional partners by identifying potential borrowers who possess the characteristics that they wish to target, co-designing loan products that fit the needs of those potential borrowers, providing accurate credit assessment to make it possible for funding partners to correctly price the risk that they assume, and managing credit risk on outstanding loans through effective loan servicing and collection.

Our Funding Partners

Our funding partners consist of the banks and trusts that fund the loans that we enable. We had relationships with 80 banks and 7 trust companies as of December 31, 2025.

Management Discussion and Analysis (Continued)

The following table shows the volume of new loans enabled in each period by funding source, including loans that we enabled through our own licensed consumer finance subsidiary and microloan subsidiary:

	As of December 31,					
	2023		2024		**2025**	
	(RMB)	(%)	(RMB)	(%)	**(RMB)**	**(%)**
	(in billions, except percentages)					
Volume of New Loans Enabled by Funding Source						
Banks	81.4	39.1	65.8	30.9	**59.3**	**27.7**
Trusts	55.4	26.6	47.9	22.5	**24.4**	**11.4**
Our licensed consumer finance subsidiary	71.2	34.2	95.5	44.8	**119.7**	**55.9**
Our microloan subsidiary	/	/	4.0	1.9	**10.6**	**4.9**
Total	208.0	100.0	213.1	100.0	**214.0**	**100.0**

We are continually refining our funding mix. Our ability to enable loans has not been constrained by our funding supply. We only utilized 45.6% of the credit facility provided by banks and 26.9% of the credit facility provided by trust companies in 2025. We believe our relationships with banks and trust companies are sustainable as our ability to help them generate interest income by enabling loans from our high quality borrowers makes us a valuable partner to them. In 2025, the only funding source that accounted for more than 10% of the funding for the loans we enabled was our consumer finance funding source.

For loan transactions with third-party credit enhancement, we entered into trilateral agreements with each funding partner and credit enhancement provider that contain the principal terms governing funding arrangements and credit enhancement for the loans that we enabled with them. These agreements generally include provisions specifying the proportion of loans to be insured or guaranteed by the credit enhancement provider and the geographical scope of the collaboration, and some of them set out the rate of interest to be charged by the funding partner for the loans. They also require each party to perform its own credit assessment of the borrowers, the funding partner to enter into the loan agreement with the borrower, and the credit enhancement provider to reimburse the lending partner for each loan that is 80 days past due.

Under our business model where our licensed financing guarantee subsidiary provides a guarantee for nearly every new loan transaction (excluding certain consumer finance loan products and referral products) without the use of third-party credit enhancement, we enter into agreements with each funding partner and our licensed financing guarantee subsidiary. These agreements encapsulate the principal terms governing funding arrangements and financial guarantee for the loans that we enable with them. Some of these agreements specify the total amount of loans to be guaranteed by our licensed financing guarantee subsidiary and the geographical scope of the collaboration. Some of these agreements set out the rate of interest to be charged by the funding partner for the loans. Additionally, they require the funding partner to perform its own credit assessment of the borrowers and to enter into the loan agreement with the borrower. Under these agreements, the funding partner delegates the right to perform post-loan services to us.

Banks

Under the bank funding model, a third-party bank lends directly to the borrower. We provide loan enablement services for borrowers and enable borrowers to obtain loans from third-party banks.

We partnered with 79 banks in 2023, 79 banks in 2024 and 80 banks in 2025. These banks included national joint-stock banks, city commercial banks, rural commercial banks and others. The banks determine the creditworthiness of borrowers that we refer, though we help gather the information our bank partners need. Banks funded approximately 39.1% of the new loans we enabled in 2023, 30.9% of the new loans we enabled in 2024 and 27.7% of the new loans we enabled in 2025. Maintaining stable and long-term relationships with banks is an important factor in sustainable funding.

Trusts

Under the trust model, a third-party trust company sets up a trust plan to which investors contribute funds through three major funding sources. There are: (i) funding from open market issuance, (ii) institutional funding from banks, securities and insurance companies, and (iii) retail funding directed by private banks. We provide loan enablement services for borrowers and enable borrowers to obtain loans from trusts. We perform credit assessments and match borrowers to the trust plans.

We partnered with six, six and seven trust companies in each of 2023, 2024 and 2025. Trusts funded approximately 26.6% of the new loans we enabled in 2023, 22.5% of the new loans we enabled in 2024 and 11.4% of the new loans we enabled in 2025. The loans funded by consolidated trusts appear on our balance sheet, and those funded by unconsolidated trusts do not.

Our Licensed Consumer Finance Subsidiary

Our licensed consumer finance subsidiary, Ping An Consumer Finance Co., Ltd., enabled 34.2%, 44.8% and 55.9% of the volume of new loans we enabled in 2023, 2024 and 2025, respectively.

Our Microloan Subsidiary

We acquired a nationwide microloan license — also commonly known as a small lending license — in July 2024 and began providing new loans under this license in August 2024. By the end of 2025, we had issued approximately RMB10.6 billion in loans under this new license, which accounted for 4.9% of the volume of new loans we enabled in 2025.

Credit Analytics

Our credit analytics include anti-fraud assessment and credit assessment. These are supported by both financial and behavioral data and managed by our risk management department. In addition to meeting the basic requirements on nationality, age, residency and the availability of credit and other history, a borrower must pass both our anti-fraud and credit assessments before we will refer them to funding partners for a potential loan.

Once a loan application passes our credit assessment process, then we will refer the loan to a funding partner for it to conduct an independent evaluation of the loan application. We only match borrowers who we believe meet our partners' lending criteria, and our partners independently review all of the application information before making a lending decision. Loans are disbursed by the funding partner directly to the borrower.

Data

Our credit assessment is built upon a variety of our own and third-party data, under proper authorization and within lawful ranges, including the data of the Credit Reference Center of the People's Bank of China, data publicly available from other governmental institutions, and a variety of consumption, social or other behavioral data. We have cumulatively analyzed over 20 years of through-cycle credit data from approximately 73.7 million unique individual applicants as of December 31, 2025. Our proprietary and third-party data includes both know-your-customer or KYC personal financial information and know-your-business or KYB business information for loans to SBOs. All data are accessed and used only with the customer's consent.

Out of over 9,400 predictive variables per borrower, we applied machine learning algorithms and regression analysis to select around 2,200 of the most relevant variables to build our anti-fraud models and around 1,700 of the most relevant variables to build our loan decision models as of December 31, 2025. For loans with larger ticket sizes, our experience shows that both ability to repay and willingness to repay are important in the credit underwriting process. Behavioral data are nearly as useful as credit and financial data in anti-fraud assessment, as they can be helpful in evaluating a borrower's willingness to repay. However, credit and financial data are substantially more predictive of creditworthiness as they can help evaluate a borrower's ability to repay. As of December 31, 2025, credit and financial data comprise approximately 62% of the variables of our anti-fraud assessment and 63% of the variables of our credit assessment, while behavioral data make up the remaining 38% of the variables for our anti-fraud assessment and 37% of the variables of our credit assessment.

Anti-fraud Assessment

Our anti-fraud assessment checks for identity fraud, against negative records and for organized fraud. We verify the borrower's identity by crosschecking against the National Citizen Identity Information Center's ID database using facial recognition technology. We also verify the borrower's identity using phone number and bank card verifications. By cross checking within and across data sources, we ensure that the borrower is who he or she claims to be and that the same borrower is completing the application from beginning to end.

Next we check each borrower against blacklists and negative records, including lists that we have built up through our own operations, from third-party sources and from publicized fraud attempts. We also further check if the borrower uses technology to provide falsified information, such as false location information using VPNs or IP address proxies.

Furthermore, we use our social network model built upon graphic computation and machine learning algorithms to identify and screen out organized fraud attempts. We have an extensive database of location and IP data to support our social network model. We check the borrower's key information using our fraud detection mode.

Credit Assessment

Borrowers who pass our anti-fraud assessment process move onto our credit assessment process. Our credit assessment process has been made as convenient as possible for potential borrowers through the application of automatic speech recognition, optical character recognition and natural language processing.

We have three key models for credit assessment: an application score model, a risk-based pricing model and a loan sizing model.

The application score model generates a score for each borrower, based on which we determine the borrower's eligibility for a given loan. Our acceptance criteria and assessment processes vary depending on the borrower risk rating, which may vary from R1 to R6 on our rating system. Since 2024, with the iterative advancement of AI technology, taken into account business risk performance as well as user experience, we upgraded the approval process for general unsecured loan borrowers to 100% AI-assisted online interviews or fully AI-driven interviews. As a result, interviews are no longer waived. Borrowers of secured loans, who have extensive personal interaction with our direct sales team or our channel partners, are all given live interviews.

When we give a live interview, our credit approval team interviews borrowers using web conferencing tools. During interviews, we use facial and voice recognition to identify borrowers and micro facial expression and speech emotion analytics to analyze borrowers' emotional reactions to assist in assessing the trustworthiness of the borrowers. Other than live interviews, our credit assessment process is entirely automated, which helps us to achieve a unified and data-driven decision process with strong predictive power.

After being screened by the application score model, the borrower will be further assessed by our risk-based pricing and loan sizing models. In our risk-based pricing model, we consider the borrower's risk rating and debt to income ratio and the value of the borrower's assets to determine the appropriate risk-based pricing. After taking into account the borrower's risk rating and debt to income ratio and the value of the borrower's assets, the borrower can only qualify for a loan if the assigned pricing does not exceed the maximum permitted APR. Our loan sizing model is primarily based on the borrower's credit and financial information, which we access with due authorization, such as other loan or credit card repayment records, insurance repayment records, car value, social insurance records and indebtedness information. Every loan applicant must authorize us to check their data through the Credit Reference Center of the People's Bank of China, and these checks form a routine part of our credit assessment process. The data includes information on outstanding loans funded by licensed financial institutions in China such as banks, trusts, consumer finance companies and financing leasing companies. Our sizing model for secured loans further takes into consideration the value of the pledged collateral, which we determine in an efficient and expeditious manner with help from online valuers. Since we specialize in large ticket size loans, a borrower only qualifies for a general unsecured or secured loan if they meet the minimum creditworthiness threshold of at least RMB20,000 and, for secured loans, are secured by at least RMB50,000 of assets.

For SBOs, know your business or KYB is an additional element of our credit assessment process. We analyze data relating to the borrower's business including its corporate credit rating, if any, its VAT, point-of-sale and UnionPay records, its utility bills, and any insurance, memberships in industry organizations or other pertinent information. We believe that it is essential to combine both KYC and KYB data for SBOs to accurately assess their creditworthiness.

Loan Servicing and Collection Services

Our loan servicing and collection services enable our institutional partners to concentrate on their core businesses while we manage troubled assets for them. We have accumulated 20 years of through-cycle proprietary data based on our offline-to-online business model that informs our collection efforts.

We utilize an online system for efficient and effective post-loan management and loan collection. Powered by AI servicing, intelligent loan collection algorithm and App smart robots, we increase the stability, speed, and efficiency of our post-loan process. Data from post-loan monitoring and collection efforts is constantly fed back into customer selection and credit approval algorithms to make sure our models are continuously refined to further improve outcomes. Deployment of AI collectors and segmentation algorithms for collection has enhanced our ability to identify fraud and high-risk borrowers, while being able to enhance product pricing, improve underwriting results and lift loan collection efficiency.

Our post-loan servicing model is based on credit scores to triage delinquencies. We check the loan records of our existing borrowers through the Credit Reference Center of the People's Bank of China with their authorization on a regular basis so as to monitor their liability status and we use customer segmentation modeling to divide borrowers into low, medium and high risk. We also provide a repayment reminder service to our borrowers, including text message reminders for low-risk borrowers and AI-enabled contact for medium- and high-risk borrowers. In 2025, we carried out our repayment reminders primarily through messages and AI-enabled phone calls, with a small remaining volume handled by human agents.

If borrowers fail to repay on time, our collection process will be initiated. Borrowers whose loans are overdue by one day are contacted by AI, and all other borrowers with overdue loans are contacted by a live collection agent. The relatively large average ticket size of the loans that we enable makes it more cost-efficient for us to escalate the collection process for delinquent loans, as compared to platforms that primarily enable small consumer loans.

Our collection professionals cannot access the mobile phone numbers of our borrowers and can only contact them through our systems. All contact with customers is recorded and retained for use in resolving disputes and ensuring that our collection team is fully in compliance with applicable laws and rules at all times. Data we accumulate in the collection process gets fed back into our credit assessment process in a closed loop. The average outstanding loan balance per post-loan servicing employee per year was RMB49.7 million, RMB41.6 million and RMB44.9 million (US$6.4 million) in 2023, 2024 and 2025, respectively.

In line with common industry practice, we also use third-party collection agencies, to a limited extent, to collect loans that are delinquent for more than 80 days. We regularly evaluate our agency partner companies based on their performance, service quality, experience in the industry and compliance with laws and regulations.

In addition to the collection efforts described above, we have established additional debt assignment procedures for our secured loans. First, our local collection team conducts due diligence on the collateral, with support from local third-party collection agencies if necessary. Then, we value the collateral and settle the debt through debt assignment, helping to reduce or mitigate losses for the credit enhancement provider and our financing guarantee subsidiary.

Credit Risk Management

Credit risk is the risk that the borrowers of our loans default and do not repay, including due to a lack of intention to repay or a lack of ability to repay. Credit risk is borne by one or more of the funding partner, the credit enhancement provider and our own licensed financing guarantee subsidiary, in different combinations and different proportions depending on the loan. As of December 31, 2025, 8.6% of financing guarantees for the outstanding balance of loans enabled by us were provided by third-party credit enhancement providers. Under our 100% guarantee business model, our licensed financing guarantee subsidiary now provides a guarantee for nearly every new loan transaction (excluding certain consumer finance loan products and referral products) without the use of third-party credit enhancement. The ability to manage credit risk is thus of key importance in our business. We manage credit risk through anti-fraud assessment, credit assessment and loan servicing and collections.

For the general unsecured loans we enable, we rank qualified borrowers on a scale of one to six, where R1 is the highest quality (lowest risk) and R6 is the lowest quality (highest risk). The risk level is determined based on two primary considerations. The first is credit risk score, modeled using statistical techniques and based on the records of the Credit Reference Center of the People's Bank of China and the borrower's prior records such as repayment, delinquency and application histories. The other consideration takes into account the customer's assets, such as residential property, vehicle and insurance policies. Borrowers with higher credit risk scores and better assets will be assigned a lower risk level.

As mentioned previously, we have been concentrating our efforts on borrowers at the higher end of our R1 to R6 ranking of creditworthiness. Risk rating is a dynamic process which reflects our risk appetite and acceptance from time to time, and we have been focusing our efforts on serving high quality customers.

The following table shows the DPD 30+ delinquency rates for general unsecured loans and secured loans as of December 31, 2023, 2024 and 2025.

	As of December 31,		
	2023	2024	**2025**
DPD 30+ Delinquency Rates by Type of Loan			
General unsecured loans	7.7	4.7	**5.6**
Secured loans	4.4	5.1	**5.3**
All loans	6.9	4.8	**5.6**

The core indicator for credit quality monitored by our management is DPD 90+. The following table presents the DPD 90+ delinquency rates for general unsecured loans and secured loans as of December 31, 2023, 2024 and 2025. We define the DPD 90+ delinquency rate as the outstanding balance of loans for which any payment is 90 to 179 calendar days past due, divided by the outstanding balance of loans. This table reflects all the loans we enable on a whole portfolio basis, not just the loans that are consolidated on our balance sheet. In addition, when a loan becomes 80 days past due and the funding provider is reimbursed by a credit enhancement provider, we still treat the loan as overdue for purposes of the DPD 90+ calculation, since the loan has not been repaid by the borrower. The credit enhancement provider acquires the creditor rights after reimbursing the funding provider and we continue to provide post-loan services to the credit enhancement provider.

	As of December 31,		
	2023	2024	**2025**
DPD 90+ Delinquency Rates by Type of Loan			
General unsecured loans	4.6	2.9	**3.4**
Secured loans	2.6	2.9	**3.3**
All loans	4.1	2.9	**3.4**

The following chart shows the DPD 90+ delinquency rates by vintage as of December 31, 2025, on general unsecured loans that we have enabled. DPD 90+ delinquency rates by vintage is defined as the total balance of outstanding principal of a vintage for which any payment is over 90 calendar days past due as of a particular date (adjusted to reflect total amount of recovered past due payments for principal and without taking into account charge-offs), divided by the total initial principal in such vintage. Months on book, or MOB, is the number of complete calendar months that have elapsed since the calendar month in which the loan was originated, measured at the end of each calendar month.



The following chart shows the DPD 90+ delinquency rates by vintage as of December 31, 2025 on secured loans that we have enabled.



Flow rate is a forward-looking indicator that estimates the percentage of current loans that will become non-performing at the end of three months, and is defined as the product of (i) the loan balance that is overdue from 1 to 29 days as a percentage of the total current loan balance of the previous month, (ii) the loan balance that is overdue from 30 to 59 days as a percentage of the loan balance that was overdue from 1 to 29 days in the previous month, and (iii) the loan balance that is overdue from 60 to 89 days as a percentage of the loan balance that was overdue from 30 days to 59 days in the previous month.

The following chart shows the flow rates in 2023, 2024 and 2025 for the general unsecured loans we have enabled.



The following chart shows the flow rates in 2023, 2024 and 2025 for the secured loans we have enabled.



Our consumer finance subsidiary operates separately from our core retail credit and enablement business in many respects and has its own independent credit risk management personnel. As a licensed and regulated entity in the PRC, it must follow certain procedures and track certain metrics in order to ensure its compliance with regulatory requirements. As part of credit risk management for our consumer finance business, we conduct an online verification on customer identity and an anti-fraud assessment for each prospective borrower and determine the credit quota through our automated decisioning engine. Upon applying for drawdown, selected customers would enter into phone interviews with our credit assessment staff, and the drawdown would be disbursed after approval. We rely on a combination of text messages, AI and human agents in our collection process for consumer finance loans. We use texts and AI primarily for reminders and for payments that are not long overdue, and outsource collection efforts for longer overdue loans.

The non-performing loan ratio for consumer finance loans was 1.2% for the year ended December 31, 2025, as compared to 1.2% for the year ended December 31, 2024 and 1.5% for the year ended December 31, 2023. The non-performing loan ratio for consumer finance loans is calculated by the outstanding balance of consumer finance loans for which any payment is 91 or more calendar days past due and not written off, plus certain restructured loans, divided by the total outstanding balance of consumer finance loans.

Our Credit Enhancement Providers

As we completed the transformation of our business to a new business model in the fourth quarter of 2023, under which our licensed financing guarantee subsidiary provides a guarantee for nearly every new loan (excluding certain consumer finance loan products and referral products) without third-party credit enhancement, we provided the majority of the financing guarantees for the outstanding balance of loans we enabled as of December 31, 2025.

Our credit enhancement providers include credit insurance companies and guarantee companies. We worked with six credit insurance companies in 2025. We enabled them to extend credit enhancement for loans whose borrowers met their desired risk profile. Credit enhancement providers benefit from the same customer referral, risk analytics and loan servicing and collection services as our funding partners. The proportion of the outstanding balance of loans we enabled under the Ping An Rongyi brand that was insured or guaranteed by third parties was 64.2%, 28.6% and 8.2% of the total outstanding balance of loans as of December 31, 2023, 2024 and 2025, respectively.

Ping An P&C provided credit enhancement on standard commercial arm's-length terms for loans we enabled. Ping An P&C had provided credit enhancement on 7.3% of the outstanding balance of loans we had enabled under our Ping An Rongyi brand as of December 31, 2025. For loans enabled by us and insured by Ping An P&C, we entered into agreements with terms of three years with Ping An P&C and each of the funding partners. These third-party credit enhancement providers provide credit guarantee insurance or guarantees on the loans we enabled and will repay the lenders if a loan becomes sufficiently delinquent. We are not aware of any instance where our credit enhancement providers have ever failed to fulfill their insurance or guarantee obligations. Our credit enhancement providers conducted their own evaluation of each borrower to determine whether they would provide insurance or guarantees while we helped our partners collect the necessary information.

All of our credit enhancement providers are regulated and inspected by the Chinese authorities and subject to detailed statutory and regulatory requirements. Insurance companies are regulated and inspected by the China Banking and Insurance Regulatory Commission. Pursuant to the regulations and rules regarding insurance companies issued by the China Banking and Insurance Regulatory Commission, the minimum registered capital of an insurance company is no less than RMB200 million and must be fully paid up in cash. For insurance companies engaged in credit guarantee insurance, the core solvency adequacy ratio at the end of the last two quarters must be no less than 75%, and the comprehensive solvency adequacy ratio must be no less than 150%. We engaged in a strict assessment process in selecting our credit enhancement providers. We assessed whether an insurer had a license from the China Banking and Insurance Regulatory Commission to provide credit insurance on three-year retail credit, whether it was able to meet the China Banking and Insurance Regulatory Commission's stringent requirements for solvency ratios, concentration risks, leverage ratios, and liquidity stress tests under the Measures for Regulating the Credit Insurance and Guaranty Insurance issued by the China Banking and Insurance Regulatory Commission in May 2020, and whether it had the relevant experience, track record, and reputation within the industry. Our insurers were required to publicly file their quarterly solvency reports with the China Banking and Insurance Regulatory Commission, and we reviewed their public filings to verify that they remained in compliance with the requirements. Financing guarantee companies are regulated and inspected by the financial authorities of the local provincial or municipal government. Pursuant to the regulations and rules regarding financing guarantee companies, the minimum registered capital of a financing guarantee company is not less than RMB20 million and must be fully paid up in currency, and net assets must be no less than one-fifteenth of their total outstanding guaranteed amount.

We have established a highly automated claims process with our funding partners and credit enhancement providers. Once a loan becomes delinquent for 80 days, a notice of claim will be automatically sent to the third-party credit enhancement provider, if the third-party credit enhancement is involved. Normally this payment occurs without our participation and the timing of it does not affect our cash flow or cash position.

The table below shows the amount of claims submitted to credit enhancement providers for the loans consolidated on our balance sheet and the amount of claims reimbursed during each period. The discrepancies in amounts submitted and amounts reimbursed are mainly due to timing differences. When we submit a claim, the credit enhancement provider will typically complete its review and make the payment to the funding partner within one business day.

	For the Year Ended December 31,		
	2023	2024	**2025**
	(RMB in millions)		
Amount of claims submitted	13,786	6,935	**3,308**
Amount of claims reimbursed	13,788	6,935	**3,308**

Ping An Digital Bank

In April 2024, we acquired Ping An Digital Bank, which operates a digital banking business in Hong Kong. Ping An Digital Bank was granted a banking license by the Hong Kong Monetary Authority in May 2019 to offer banking services through digital channels. Having started with a focus on SMEs, Ping An Digital Bank has steadily expanded into the retail banking sector. With the recent acquisition of insurance agency license, dealing in securities license and advising on securities license, Ping An Digital Bank now offers comprehensive services — including investment, insurance, deposits, foreign exchange, and cross-border remittance — within a single mobile application. At the same time, Ping An Digital Bank remains dedicated to empower SMEs. Through the comprehensive and personalized financial solution, Ping An Digital Bank provides end-to-end services, including account management, deposit, cross-border remittance and loan offerings to SMEs via its Business Banking platform. Leveraging its leading fintech advantages, Ping An Digital Bank is striving to become one of Ping An Group's integrated financial platforms in Hong Kong, delivering a more comprehensive and user-friendly wealth management experience, and aiming to be recognized as the preferred digital bank in the minds of customers.

As of December 31, 2025, following our acquisition of Ping An Digital Bank in April 2024, we had completed multiple capital injections, with HK$500 million injected in 2024 and HK$700 million in 2025.

Other Services

We used to enable a variety of financial institutions including banks, trust companies, mutual fund companies, private investment fund management companies, asset management companies, securities companies and insurance companies to access investors for wealth management products. The wealth management products we enabled included asset management plans, mutual fund products, private investment fund products and trust products, among others. Since 2023, we no longer enable new wealth management products, and we are currently maintaining the existing wealth management products until maturity. As of the date of this Annual Report, we have begun the winding down of our online wealth management business.

Total Income

	For the Year Ended December 31,				
	2023	2024	**2025**		YoY
	(Restated and audited)	(Audited)	**(Audited)**		
	(RMB)	(RMB)	**(RMB)**	**(US$)**	(%)
	(in millions, except percentages)				
Technology platform-based income	15,319	8,161	**5,588**	**799**	(31.5)
Net interest income	13,112	12,311	**13,194**	**1,887**	7.2
Guarantee income	4,392	3,580	**5,496**	**786**	53.5
Other income	1,391	1,508	**1,195**	**171**	(20.8)
Investment income/(losses)	80	(1,046)	**1,655**	**237**	(258.2)
Share of net losses of investments accounted for using the equity method	(5)	(1)	**—**	**—**	(100.0)
Total income	34,289	24,513	**27,128**	**3,879**	10.7

Our total income increased by 10.7% from RMB24,513 million for the year ended December 31, 2024 to RMB27,128 million for the year ended December 31, 2025, mainly due to an increase of investment income and the increase of take rate, partially offset by a decrease of loan balance.

Technology platform-based income. Our technology platform-based income decreased by 31.5% from RMB8,161 million for the year ended December 31, 2024 to RMB5,588 million for the year ended December 31, 2025. This decrease was primarily due to a decrease of 31.8% in retail credit and enablement service fees from RMB8.1 billion in 2024 to RMB5.5 billion (US$0.8 billion) in 2025 and a decrease of 10.2% in other technology platform-based income from RMB95.0 million in 2024 to RMB85.0 million (US$12.1 million) in 2025.

Net interest income. Our net interest income increased by 7.2% from RMB12,311 million for the year ended December 31, 2024 to RMB13,194 million for the year ended December 31, 2025 mainly due to an increase of our net interest income from financial institutions which due to the expansion of our consumer finance & microloan leading business.

Guarantee income. Our guarantee income increased by 53.5% from RMB3,580 million in 2024 to RMB5,496 million (US$786 million) in 2025. This increase was primarily attributable to an increase in the average off-balance risk-bearing loan balance.

Investment Income. We recorded an investment loss of RMB1,046 million in 2024 and an investment income of RMB1,655 million in 2025, mainly due to combined impact of changes in the valuations of assets and a gain we recognized from the loss sharing agreement we entered with Lufunds.

Other income. Our other income decreased by 20.8% from RMB1,508 million for the year ended December 31, 2024 to RMB1,195 million for the year ended December 31, 2025. This decrease was primarily due to a decrease in account management fees driven by decreased collections in 2025.

Total Expenses

	For the Year Ended December 31,				
	2023	2024	**2025**		YoY
	(Restated audited)	(Audited)	**(Audited)**		
	(RMB)	*(RMB)*	***(RMB)***	***(US$)***	*(%)*
	(in millions, except percentages)				
Sales and marketing expenses	9,889	5,406	**4,036**	**577**	(25.3)
General and administrative expenses	2,350	2,024	**1,922**	**275**	(5.0)
Operation and servicing expenses	6,193	5,034	**3,837**	**549**	(23.8)
Technology and analytics expenses	1,406	1,178	**991**	**142**	(15.9)
Credit impairment losses	12,696	12,613	**16,558**	**2,368**	31.3
Asset impairment losses	31	—	**28**	**4**	100
Finance costs	349	85	**258**	**37**	204.6
Other (gain)/loss — net	(213)	253	**74**	**11**	(70.8)
Total expenses	32,700	26,592	**27,705**	**3,962**	4.2

Our total expenses increased by 4.2% from RMB26,592 million for the year ended December 31, 2024 to RMB27,705 million for the year ended December 31, 2025 due to the increase in risk costs due to declining customer repayment capacity, amid rising risk exposure, partially offset by the reduction in operating expenses achieved through our cost control measures.

Sales and marketing expenses. Our sales and marketing expenses decreased by 25.3% from RMB5,406 million for the year ended December 31, 2024 to RMB4,036 million for the year ended December 31, 2025, mainly due to a decrease in new sales of off-balance loan and optimization of staff cost.

General and administrative expenses. Our general and administrative expenses decreased by 5.0% from RMB2,024 million for the year ended December 31, 2024 to RMB1,922 million for the year ended December 31, 2025. This decrease was primarily due to our expense control measures.

Operation and servicing expenses. Our operation and servicing expenses decreased by 23.8% from RMB5,034 million for the year ended December 31, 2024 to RMB3,837 million for the year ended December 31, 2025, primarily due to a decrease in loan-related operating expenses, our expense control measures and the decrease in the loan balance, partially offset by the increased resources we invested in collection services.

Technology and analytics expenses. Our technology and analytics expenses decreased by 15.9% from RMB1,178 million for the year ended December 31, 2024 to RMB991 million for the year ended December 31, 2025. This decrease was primarily due to the expense control measures we adopted.

Credit impairment losses. Our credit impairment losses increased by 31.3% from RMB12.6 billion for the year ended December 31, 2024 to RMB16.6 billion for the year ended December 31, 2025, primarily due to the increase of actual losses, and provision of loans and receivables as a result of the increased risk-bearing loan balance.

Asset impairment losses. Asset impairment increased from nil in 2024 and a loss of RMB28 million in 2025. This increase was primarily due to the impairment of intangible assets of microloans in 2025.

Finance costs. Our finance costs increased by 204.6% from RMB85 million for the year ended December 31, 2024 to RMB258 million for the year ended December 31, 2025, primarily due to the decrease in interest income from deposits.

Other loss — net. We recognized other loss — net of RMB253 million in 2024, while we recognized other loss — net of RMB74 million (US$11 million) in 2025. The change was primarily due to the decrease of foreign exchange losses we recognized in 2025.

Income Tax Expense

Our income tax expense decreased by 25.6% from RMB1.5 billion for the year ended December 31, 2024 to RMB1.1 billion for the year ended December 31, 2025 primarily due to the decrease in overseas dividend withholding tax.

Net Profit (Loss)

As a result of the above, we recorded a net loss of RMB3.6 billion in 2024 became a net loss of RMB1.7 billion (US$0.3 billion) in 2025.

Balance Sheet

We had RMB22,086 million in cash at bank as of December 31, 2025, as compared to RMB29,904 million as of December 31, 2024. Net assets of the Company amounted to RMB82.0 billion as of December 31, 2025, as compared to RMB83.6 billion as of December 31, 2024.

Liquidity and Capital Resources

For the year ended December 31, 2025, (i) our net cash generated from operating activities was RMB12,473 million, primarily due to the collected service fees from the core retail credit and enablement business and the decrease of the loan scale, partially offset by the payment of guarantee indemnity payments; (ii) our net cash used in investing activities was RMB16,467 million, primarily due to payment for acquisition of investment assets, which exceeded proceeds from sale of investment assets; and (iii) our net cash generated from financing activities was RMB3,317 million, primarily due to proceeds from borrowings, partially offset by repayment of borrowings.

For the year ended December 31, 2024, (i) our net cash generated from operating activities was RMB1,817 million, primarily due to the collected service fees from the core retail credit and enablement business and the decrease of the loan scale, partially offset by the payment of expenses; (ii) our net cash generated from investing activities was RMB2,669 million, primarily due to proceeds from sale of investment assets, which exceeded payment for acquisition of investment assets; and (iii) our net cash used in financing activities was RMB11,282 million, primarily due to repayment of borrowings and dividend declared, partially offset by proceeds from borrowings.

As of December 31, 2025, our cash and cash equivalents were denominated in RMB or USD.

Borrowings and Other Indebtedness

As of December 31, 2025, we had RMB54,891 million unsecured bank borrowings and 8,227 million secured bank borrowings. Our borrowings with fixed interest rates ranging from 1.65% to 4.2% per annum amounted to RMB62,314 million as of the same date.

As of December 31, 2025, the outstanding principal amounts of the Ping An Convertible Promissory Notes amounted to US$976.9 million.

Pledge of Assets

As of December 31, 2024 and 2025, the carrying amounts of debt securities pledged as collateral for financial assets sold under agreements to repurchase resulted from repurchase transactions entered into by the Group in the inter-bank market were RMB225 million and RMB1,030 million, respectively. The collaterals are restricted from trading during the period of the repurchase transactions.

As of December 31, 2024 and 2025, the carrying amount of debt securities pledged by the Group in the stock exchange collateral pool were RMB1,179 million and RMB1,139 million, respectively. The collaterals are restricted from trading during the period of the repurchase transactions.

As of December 31, 2024 and 2025, the carrying amount of treasury bills pledged as collateral for financial assets sold under agreements to repurchase resulted from repurchase transactions entered into by the Group amounted to nil and RMB136 million, respectively. The collaterals are restricted from trading during the period of the repurchase transactions.

Save as disclosed above and for the deposit for borrowings pledged for secured borrowing as disclosed in Note 16(b) to the consolidated financial statements, as of December 31, 2025, we did not have any encumbrances, mortgage, lien, charge or pledge on our assets.

Gearing Ratio

As of December 31, 2025, our gearing ratio was 85.4% (i.e. in percentage, total debt divided by total equity, and total debt is calculated as the aggregate of borrowings and convertible promissory note payable).

Significant Investments

As of December 31, 2025, we did not hold any significant investments (including any investments in an investee company with a value of 5% or more of our total assets as of December 31, 2025).

Material Acquisitions and Disposals

From the Listing Date up to the date of the Annual Report, during the normal course of business, the Group subscribed for wealth management products from various independent third party financial institutions. A summary of the subscriptions, which are subject to announcement and/or Shareholders' approval requirements (as the case may be) pursuant to Chapter 14 of the Listing Rules, are set out in the 2024 annual report of the Company published on February 15, 2026 and further details regarding the subscription of wealth management products are set out in the Company's announcement dated February 15, 2026.

Save for the above, we did not have any material acquisitions or disposals of subsidiaries, Consolidated Affiliated Entities, associates or joint ventures during the year ended December 31, 2025.

Future Plans for Material Investments or Capital Assets

We did not have any future plans for material investments or capital assets as of December 31, 2025.

Contingent Liabilities

Previously, we shared credit risk with our funding partners by utilizing a combination of our licensed financing guarantee subsidiary and collaborations with third-party credit enhancement providers. In the fourth quarter of 2023, we successfully completed the transformation of our business model, such that our licensed financing guarantee subsidiary provides a guarantee for each new loan transaction (excluding certain consumer finance loan products) without the use of third-party credit enhancement. As of December 31, 2025, the balance of our remaining commitment under the financing guarantee contracts for which we do not consolidate the underlying loans amounted to RMB67,470 million.

Other than disclosed above, we also made disclosure in Note 47 to the financial statements on contingent liabilities.

Capital Expenditures and Capital Commitment

Our capital expenditures were RMB37 million for the year ended December 31, 2025. These capital expenditures primarily comprised expenditures for the purchase of property and equipment and other long-term assets. We intend to fund our future capital expenditures with our existing cash balance, and anticipated cash flows from operations. We will continue to make well-planned capital expenditures to meet the expected growth of our business. As of December 31, 2025, we had no capital commitments.

Change in Auditors in the Preceding Three Years

On January 27, 2025, the Board resolved to propose the removal of PricewaterhouseCoopers ("**PwC**") and PricewaterhouseCoopers Zhong Tian LLP ("**PwC ZT**") as the auditors of the Company (the "**Removal**"). On April 23, 2025, as recommended by the Audit Committee, the Board resolved to appoint Ernst & Young and Ernst & Young Hua Ming LLP (collectively "**EY**") as the auditors of the Company to fill the vacancies following the removal of PwC and PwC ZT, and to appoint EY as the auditors of the Company to hold office until the annual general meeting for the year ending December 31, 2025 (the "**Appointment**"). The Removal and the Appointment were approved by way of an ordinary resolution at the extraordinary general meeting held by the Company on June 25, 2025. Details of the Removal and the Appointment are set out in the announcements of the Company dated January 27, 2025 and April 23, 2025 and the circular of the Company dated May 29, 2025. Save as disclosed above, there have been no other changes of auditor in the past three years.

Recent Developments after the Reporting Period

Independent Investigations and Improvement of Internal Control

As disclosed in the announcements of the Company dated January 27, 2025, April 23, 2025, October 24, 2025, January 27, 2026 and April 27, 2026 (the "**PwC Letters Related Announcements**"), as well as in the annual report of the Company for the year ended December 31, 2024 published on February 15, 2026, the Company has been responding to concerns raised by PwC regarding certain possible related party transactions (the "**Subject Transactions**") and to certain inquiries by the Stock Exchange relating to these matters. The Company has also taken various remedial actions in response to the findings of the independent and supplemental investigations conducted under the direction of the Audit Committee. As of the date of this Annual Report, the Company's response to certain inquiries and comments received from the Hong Kong Stock Exchange continues.

Please refer to the PwC Letters Related Announcements for further details of the Subject Transactions and the relevant investigations.

Class Action

In March 2026, a putative federal securities class action was filed against the Company and certain of the Company's former principal officers (collectively, the "**Defendants**"), alleging that the Defendants made materially false and misleading statements or omissions regarding the Company's internal controls and financial results in violation of the Securities Exchange Act of 1934. As this action remains in its preliminary stage, the directors are unable to estimate the possible outcome or possible loss or possible range of loss, if any, associated with the resolution of this case.

Save as disclosed in this Annual Report, there are no important events that have occurred since the end of the Reporting Period up to date of this report.

Risk Management

Foreign Exchange Risk

Foreign exchange risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations. The foreign currency risk we have assumed mainly comes from movements in the USD/RMB exchange rate. We and our major overseas intermediate holding companies' functional currency is USD.

We are mainly exposed to foreign exchange risk arising from our cash and cash equivalents and loans to subsidiaries denominated in RMB. The Group enters forward contracts to manage the exposure to foreign currency risk arising from loans to subsidiaries denominated in RMB of the overseas subsidiaries.

Our subsidiaries are mainly operating in the PRC with most of the transactions denominated in RMB. We consider that business in the PRC is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than RMB.

Interest Rate Risk

Interest rate risk is the risk that the fair value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Interest on floating rate instruments is repriced at intervals of one year or less.

Interest on fixed interest rate instruments is priced at inception of the financial instruments and is fixed until maturity. Floating rate instruments expose us to cash flow interest rate risk, whereas fixed rate instruments expose us to fair value interest risk. Our interest rate risk mainly arises from fixed rate instruments including cash at bank, accounts and other receivables and contract assets, loans to customers, accounts and other payables and contract liabilities, etc. Our interest rate risk policy requires us to manage interest rate risk by managing the maturities of interest-bearing financial assets and interest-bearing financial liabilities.

Employees and Remuneration

As of December 31, 2025, we had a total of 33,163 full-time employees, whose remuneration is determined taking into account factors such as their individual performance and contribution, professional ability and the prevailing market salary level. The following table sets forth the number of our employees by function as of December 31, 2025:

Function	Number of Employees
Sales and marketing	24,102
Credit assessment	1,026
Post-origination services	4,501
General and administrative	2,517
Technology and research	518
Other	499
Total	**33,163**

For the year ended December 31, 2025, our employee benefit expenses amounted to RMB6,471 million. As part of our retention strategy, we offer employees competitive salaries, performance-based cash bonuses, incentive share grants and other incentives. Our management recognizes the importance of realizing personal values for our employees and promotes a transparent appraisal system for all our employees seeking career advancement across different business departments. Our appraisal system provides the basis for making human resource decisions such as base compensation, bonuses, career promotion and employee share incentive grants. In order to maintain a competitive edge, we will continue to focus on attracting and retaining qualified professionals by providing an incentive-based and market-driven compensation structure that rewards performance and results.

We primarily recruit our employees through recruitment agencies, on-campus job fairs, industry referrals, internal referrals and online channels. In addition to on-the-job training, we regularly provide management, financial, technology, regulatory and other training to our employees by internally sourced speakers or externally hired consultants. Our employees may also attend external training with the approval of their supervisor.

We have adopted the 2014 Share Incentive Plan (expired and terminated in December 2024) and the 2019 Performance Share Unit Plan.

CORPORATE GOVERNANCE REPORT

The Board is pleased to present the Corporate Governance Report for the year ended December 31, 2025.

Corporate Governance Culture and Practices

The Company is committed to achieving high standards of governance that properly protects and promotes the interests of all Shareholders and enhances corporate value and accountability.

The Board believes that high corporate governance standards are essential in providing a framework for the Group to safeguard the interests of Shareholders, enhance corporate value, formulate its business strategies and policies, and enhance its transparency and accountability. We believe that such policies and procedures provide the infrastructure for enhancing the Board's ability to implement governance and exercise proper oversight on business conduct and affairs of the Company and can create long term value for the shareholders of the Company and is beneficial for the Group's sustainable growth.

The Company has adopted the code provisions of the Corporate Governance Code (the "**CG Code**") contained in Part 2 of Appendix C1 to the Listing Rules as the basis of the Company's corporate governance practices. The amendments to the CG Code effective on July 1, 2025 will apply to the corporate governance reports and annual reports of the Company for financial years commencing on or after July 1, 2025.

During the Reporting Period, we have complied with all the applicable code provisions of the CG Code set forth in Part 2 of Appendix C1 to the Listing Rules, save for the following.

Pursuant to code provision C.2.1 of the CG Code, companies listed on the Stock Exchange are expected to comply with but may choose to deviate from the requirement that the responsibilities between the chairman and the Chief Executive Officer should be segregated and should not be performed by the same individual. From January 1, 2025 to April 23, 2025, Mr. Yong Suk CHO served as both the chairman of the Board and the Chief Executive Officer of the Company, the Board believes that vesting the roles of both chairman and Chief Executive Officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group.

On April 23, 2025, Mr. Yong Suk CHO resigned as the chairman of the Board and Mr. Dicky Peter YIP has been appointed as the chairman of the Board. The roles of chairman and Chief Executive Officer are separated and performed by different individuals. In addition, Mr. Xiang JI has subsequently been appointed as the co-chief executive officer of the Company with effect from October 31, 2025. As at the date of the Annual Report, Mr. Dicky Peter YIP is the chairman of the Board and Mr. Xiang JI is the chief executive officer of the Company. The chairman of the Board is responsible for providing strategic advice and guidance on the development of the Group, while the chief executive officer of the Company is responsible for the day-to-day operations of the Group.

Compliance with Model Code For Securities Transactions by Directors

The Company has adopted the Code for Dealings in Securities by Management (the "**Code**"), with terms no less exacting that the 'Model Code for Securities Transactions by Directors of Listed Issuers' as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and each of the Directors has confirmed that he/she had complied with the Code during the Reporting Period.

Board of Directors

The Company is headed by an effective Board which assumes responsibility for its leadership and control and be collectively responsible for promoting the Company's success by directing and supervising the Company's affairs. Directors take decisions objectively in the best interests of the Company.

The Board has a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Company's business and regularly reviews the contribution required from a Director to perform his/her responsibilities to the Company and whether the Director is spending sufficient time performing them that are commensurate with their role and the Board responsibilities. The Board includes a balanced composition of executive Directors and non-executive Directors (including independent non-executive Directors) so that there is a strong independent element on the Board, which can effectively exercise independent judgement.

Board Composition

During the year ended December 31, 2025 and up to the date of this Annual Report, the composition of the Board is as follows:

Executive Directors

Mr. Xiang JI *(Chief Executive Officer) (appointed on April 1, 2026)*
Mr. Yong Suk CHO *(resigned as Chairman on April 23, 2025 and ceased to be an executive Director and Chief Executive Officer from March 31, 2026)*
Mr. Tongzhuan XI *(appointed on April 23, 2025)*
Mr. Alston Peiqing ZHU *(resigned on April 23, 2025)*

Non-executive Directors

Ms. Fangfang CAI (蔡方方) *(appointed on February 18, 2026)*
Mr. Shibang GUO (郭世邦)
Mr. Peifeng LI (李佩鋒) *(appointed on February 18, 2026)*
Ms. Xin FU (付欣) *(resigned on February 17, 2026)*
Mr. Yonglin XIE (謝永林) *(resigned on February 17, 2026)*
Mr. Hui LIU (劉卉) *(resigned on April 23, 2025)*

Independent Non-executive Directors

Mr. Dicky Peter YIP (葉迪奇) *(Chairman) (appointed on April 23, 2025)*

Mr. Koon Wing Ernest IP (葉冠榮) *(appointed on April 14, 2026)*

Mr. Siu Hong CHENG (鄭小康) *(appointed on April 14, 2026)*

Ms. Wai Ping Tina LEE (李蕙萍) *(appointed on August 14, 2025)*

Mr. Rusheng YANG (楊如生) *(ceased to be independent non-executive Director on April 13, 2026)*

Mr. David Xianglin LI (李祥林)*(ceased to be independent non-executive Director on April 13, 2026)*

Mr. Weidong LI (李偉東) *(resigned on August 14, 2025)*

The biographical information of the Directors and the relationship of the Directors, if any, as of the date of this Annual Report is set out in the section headed "Biographical Details of Directors and Senior Management" of this Annual Report. Save as disclosed above, there is no relationships (including financial, business, family or other material/relevant relationship(s)) between the Board members.

Corporate Governance Functions

The Board is responsible for performing the functions set out in code provision of the CG Code so as to ensure the establishment of sound corporate governance practices and procedures by the Company. During the Reporting Period, the Board had:

(1)   considered, formulated and reviewed the Company's policies and practices on corporate governance;

(2)   reviewed and monitored the training and continuous professional development of Directors and senior management;

(3)   reviewed and monitored the Company's policies and practices in compliance with legal and regulatory requirements;

(4)   formulated, reviewed and monitored the code of conduct and compliance manual (if any) applicable to employees and directors; and

(5)   reviewed the Company's compliance with the CG Code and relevant disclosure.

Responsibilities, Accountabilities and Contribution of the Board and the Management

The businesses of the Group are managed and conducted by the Board. The Board directly, and indirectly through its committees, leads and provides direction to management by laying down strategies and overseeing their implementation, monitors the Group's operational and financial performance, and ensures that sound internal control and risk management systems are in place.

Corporate Governance Report (Continued)

All Directors, including non-executive Directors and independent non-executive Directors, have brought a wide spectrum of valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning. The independent non-executive Directors are responsible for ensuring a high standard of regulatory reporting of the Company and providing a balance in the Board for bringing effective independent judgement on corporate actions and operations. All Directors have full and timely access to all the information of the Company and may, upon request, seek independent professional advice in appropriate circumstances for discharging their duties to the Company. Each Director should also disclose to the Company in a timely manner for any change, the number and nature of offices held in public companies or organizations and other significant commitments.

The Board reserves for its decision all major matters relating to policy matters, strategies and budgets, internal control and risk management, material transactions (in particular those that may involve conflict of interests), financial information, appointment of Directors and other significant operational matters of the Company. Responsibilities relating to implementing decisions of the Board, directing and coordinating the daily operation and management of the Company are delegated to the management.

The Company has arranged appropriate insurance coverage in respect of liability arising from legal action against its Directors, and the insurance coverage is reviewed annually.

Chairman and Chief Executive Officer

From January 1, 2025 to April 23, 2025, Mr. Yong Suk CHO served as the chairman of the Board and the chief executive officer of the Company.

On April 23, 2025, Mr. Yong Suk CHO resigned as the chairman of the Board and Mr. Dicky Peter YIP has been appointed as the chairman of the Board. The roles of chairman and chief executive are separated and performed by different individuals.

In addition, Mr. Xiang JI has subsequently been appointed as the co-chief executive officer of the Company with effect from October 31, 2025. As at the date of the Annual Report, Mr. Dicky Peter YIP is the chairman of the Board and Mr. Xiang JI is the chief executive officer of the Company. The chairman of the Board is responsible for providing strategic advice and guidance on the development of the Group, while the chief executive officer is responsible for the day-to-day operations of the Group.

Independent Non-executive Directors

During the year ended December 31, 2025, the Board at all times met the requirements of the Listing Rules relating to the appointment of at least three independent non-executive directors representing one-third of the board with one of whom possessing appropriate professional qualifications or accounting or related financial management expertise.

The Company has received written annual confirmation from each of the independent non-executive Directors in respect of their independence in accordance with the independence guidelines set out in Rule 3.13 of the Listing Rules. The Company is of the view that all independent non-executive Directors are independent.

Board Independence Mechanism

During the Reporting Period, the Board reviewed the implementation and effectiveness of the mechanisms in place to ensure that independent views and opinions are available to the Directors. Having considered the following aspects, the Board considered that the Company maintained an effective mechanism to ensure a potent and sufficient element of independence in the Board:

- there are independent non-executive Directors in the Board representing more than one-third of the Board, all of whom continued to devote sufficient time to the Company; other Board committees are also comprised of sufficient number of independent non-executive Directors to ensure that independent views are available to each Board committee;

- the Nomination and Remuneration Committee assesses the independence of all independent non-executive Directors in accordance with the applicable standards, including those set out in the Listing Rules;

- all Directors (including independent non-executive Directors) have equal opportunities and multiple channels to convey and express their independent views and input to the Board and Board committees;

- all Directors (including independent non-executive Directors) shall not vote on any Board resolution approving any contract or arrangement in which he/she or any of his/her associates has a material interest; and

- the Chairman should at least annually hold meetings with the independent non-executive Directors without the presence of other Directors to discuss matters and address concerns.

Appointment and Re-election of Directors

The non-executive Directors (including independent non-executive Directors) are appointed for a specific term of three years, subject to renewal after the expiry of the then current term.

During the Reporting Period and up to the date of this Annual Report, Mr. Tongzhuan XI (appointed on April 23, 2025), Mr. Dicky Peter YIP (Chairman) (appointed on April 23, 2025), Ms. Wai Ping Tina LEE (appointed on August 14, 2025), Ms. Fangfang CAI (appointed on February 18, 2026), Mr. Peifeng LI (appointed on February 18, 2026), Mr. Xiang JI (appointed on April 1, 2026), Mr. Koon Wing Ernest IP (appointed on April 14, 2026) and Mr. Siu Hong CHENG (appointed on April 14, 2026) obtained legal advice on April 17, 2025, April 14, 2025, August 13, 2025, February 12, 2026, February 12 2026, March 13, 2026, April 8, 2026 and April 9, 2026 respectively, as required under rule 3.09D of the Listing Rules from the legal advisor of the Company and confirmed he/she understood his/her obligations as a director of a listed company.

All the Directors are subject to retirement by rotation and re-election at the annual general meetings. Under the Articles of Association, at every annual general meeting, one-third of the Directors for the time being, or if their number is not three of a multiple of three, the number nearest to but not less than one-third shall retire from office by rotation provided that every Director shall be subject to retirement by rotation at least once every three years. The Company's Articles of Association also provides that all Directors appointed to fill a casual vacancy or as addition to the Board shall hold office until the first annual general meeting after appointment. The retiring Directors shall be eligible for re-election.

Training and Continuous Professional Development

Directors shall keep abreast of regulatory developments and changes in order to effectively perform their responsibilities and to ensure that their contribution to the Board remains informed and relevant. Every newly appointed director has received a formal and comprehensive induction on the first occasion of his/her appointment to ensure appropriate understanding of the business and operations of the Company and full awareness of director's responsibilities and obligations under the Listing Rules and relevant statutory requirements.

Directors are encouraged participate in appropriate continuous professional development to develop and refresh their knowledge and skills. Internally-facilitated briefings for the Directors would be arranged and reading material on relevant topics would be provided to the Directors where appropriate.

During the Reporting Period, the Company arranged internal briefings for the Directors and sent reading materials on relevant topics to the Directors for their reference and studying, including reading materials in relation to legal and regulatory updates.

The training records of the Directors during the Reporting Period are summarized as follows:

Directors	Type(s) of Training[1]
Executive Directors	
Mr. Yong Suk CHO *(resigned as Chairman on April 23, 2025 and ceased to be an executive Director and Chief Executive Officer from March 31, 2026)*	A and B
Mr. Tongzhuan XI *(appointed on April 23, 2025)*	A and B
Mr. Alston Peiqing ZHU[2] *(resigned on April 23, 2025)*	N/A
Non-executive Directors	
Mr. Yonglin XIE *(resigned on February 17, 2026)*	A and B
Ms. Xin FU *(resigned on February 17, 2026)*	A and B
Mr. Shibang GUO	A and B
Mr. Hui LIU[3] *(resigned on April 23, 2025)*	N/A
Independent Non-executive Directors	
Mr. Dicky Peter YIP *(appointed on April 23, 2025)*	A and B
Mr. Rusheng YANG *(ceased to be independent non-executive Director on April 13, 2026)*	A and B
Mr. David Xianglin LI *(ceased to be independent non-executive Director on April 13, 2026)*	A and B
Ms. Wai Ping Tina LEE *(appointed on August 14, 2025)*	A and B
Mr. Weidong LI[4] *(resigned on August 14, 2025)*	A and B

Notes:

(1) Types of Training

A: Attending training sessions, including but not limited to briefings, seminars, conferences and workshops

B: Reading relevant news alerts, newspapers, journals, magazines and relevant publications

(2) Mr. Alston Peiqing ZHU did not participate in the directors' training sessions due to his short tenure in the year ended December 31, 2025.

(3) Mr. Hui LIU did not participate in the directors' training sessions due to his short tenure in the year ended December 31, 2025.

(4) Mr. Weidong LI attended trainings on topics including consumer protection and Environmental, Social, and Governance related regulations.

Board Committees

The Board has established the following committees: (i) the Audit Committee, and (ii) the Nomination and Remuneration Committee, for overseeing particular aspects of the Company's affairs. All Board committees of the Company are established with specific charters which deal clearly with their authority and duties. The charters of the foregoing Board committees are posted on the Company's website and the Stock Exchange's website and are available to Shareholders upon request.

Audit Committee

During the Reporting Period, the Audit Committee consists of independent non-executive Directors, namely Mr. Rusheng YANG (ceased to be the chairman on April 13, 2026), Mr. Weidong LI (resigned as a member on August 14, 2025), Mr. David Xianglin LI (ceased to be a member on April 13, 2026) and Ms. Wai Ping Tina LEE (appointed as a member on August 14, 2025). As at the date of this report, the Audit Committee consists of Mr. Koon Wing Ernest IP (appointed as the chairman on April 14, 2026), Ms. Wai Ping Tina LEE (appointed as a member on August 14, 2025) and Mr. Siu Hong CHENG (appointed as a member on April 14, 2026). Mr. Koon Wing Ernest IP is the chairman of the Audit Committee and is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules.

The major duties and responsibilities of the Audit Committee are set out clearly in its charter, which primarily include, among other things, to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters, to review the adequacy of our internal control over financial reporting, to review all related party transactions for potential conflict of interest situations and to approve, as appropriate, such transactions. The currently effective charter of the Audit Committee is available on the websites of the Company and the Stock Exchange.

During the Reporting Period, six meetings were held by the Audit Committee, and, among other things, the following matters have been discussed and considered: the interim and annual financial results and interim report and significant issues on the financial reporting, operational and compliance controls, the effectiveness of the risk management and internal control systems and internal audit function, appointment of external auditor and engagement of non-audit services and relevant scope of works and, related party transactions and connected transactions. Further, the Audit Committee has also conducted the independent and supplemental investigations in response to the concerns raised by PwC regarding certain possible related party transactions, and initiated the remedial actions accordingly. For details, please refer to the above section headed "Recent Developments after the Reporting Period — Independent Investigations and Improvement of Internal Control" of this Annual Report.

During the Reporting Period, the Audit Committee also met the predecessor auditor and EY for one and two times, respectively.

Nomination and Remuneration Committee

During the Reporting Period, the Nomination and Remuneration Committee consists of independent non-executive Directors, namely Mr. Dicky Peter YIP (appointed as the chairman on August 14, 2025), Mr. Rusheng YANG (ceased to be a member on April 13, 2026), Ms. Wai Ping Tina LEE (appointed as a member on August 14, 2025), Mr. Weidong LI (resigned as a member on August 14, 2025), and Mr. David Xianglin LI (resigned as a member on August 14, 2025). As at the date of this report, the Nomination and Remuneration Committee consists of Mr. Dicky Peter YIP (appointed as the chairman on August 14, 2025), Ms. Wai Ping Tina LEE (appointed as a member on August 14, 2025), both independent non-executive Directors, and Ms. Fangfang Cai (appointed as a member on April 14, 2026), non-executive Director. Mr. Dicky Peter YIP is the chairman of the Nomination and Remuneration Committee.

The major duties and responsibilities of the Nomination and Remuneration Committee are set out clearly in its charter, which primarily include, among other things, to (i) in respect of its nomination functions, recommend nominees to the Board for election or re-election to the Board, or for appointment to fill any vacancy on the Board and any Board committees, and review annually with the Board the structure, size and composition of the Board and each Board committee, and (ii) in respect of its remuneration functions, review and make recommendations to the Board on the Company's policy and structure for all directors' and senior management remuneration and on the establishment of a formal and transparent procedure for developing remuneration policy and review and/or approve matters relating to the Share Incentive Plans under Chapter 17 of the Listing Rules. The currently effective charter of the Nomination and Remuneration Committee is available on the websites of the Company and the Stock Exchange.

During the Reporting Period, the Nomination and Remuneration Committee held three meetings for, among other things, reviewing and/or approving matters relating to the Share Incentive Plans under Chapter 17 of the Listing Rules, reviewing and making recommendations to the Board on the nomination and the terms of service agreement of the new Directors appointed during the Reporting Period, and assessing performance of the executive Directors and the senior management.

The remuneration for the senior management (excluding executive Directors) for the Reporting Period within the following bands is set out below:

RMB	Number of Individuals
Nil to 2,500,000	3
2,500,001 to 5,000,000	3

The Company's remuneration policy is to ensure that the remuneration offered to employees, including Directors and senior management, is based on skill, knowledge, responsibilities and involvement in the Company's affairs. The remuneration packages of executive Directors are also determined with reference to the Company's performance and profitability, the prevailing market conditions and the performance or contribution of each executive Director. The remuneration for the executive Directors comprises basic salary, housing fund, allowances and benefits in kind, employer's contributions to a retirement benefit scheme and discretionary bonus. The executive Directors may also receive options and awards to be granted under the Company's Share Incentive Plans. The remuneration policy for the independent non-executive Directors is to ensure that the independent non-executive Directors are adequately compensated for their efforts and time dedicated to the Company's affairs, including their participation in Board committees. The remuneration for the independent non-executive Directors mainly comprises Director's fee which is determined with reference to their duties and responsibilities by the Board. Independent Non-executive Directors shall not receive options and awards to be granted under the Company's Share Incentive Plans. The non-executive Directors are not entitled to any emolument in relation to their appointments as non-executive Directors. Individual Directors and senior management have not been involved in deciding their own remuneration.

In assessing the Board composition, the Nomination and Remuneration Committee would take into account various aspects as well as factors concerning Board diversity as set out in the Company's Board Diversity Policy. The Nomination and Remuneration Committee would discuss and agree on measurable objectives for achieving diversity on the Board, where necessary, and recommend them to the Board for adoption.

In identifying and selecting suitable candidates for directorships, the Nomination and Remuneration Committee would consider the candidate's relevant criteria that are necessary to complement the corporate strategy and achieve Board diversity, where appropriate, before making recommendation to the Board.

Board Diversity Policy

The Company has adopted a board diversity policy (the "**Board Diversity Policy**") which sets out the approach to achieve diversity of the Board. The Company recognizes and embraces the benefits of having a diverse Board and sees increasing diversity at the Board level, including gender diversity, as an essential element in maintaining the Company's competitive advantage and enhancing its ability to attract, retain and motivate employees from the widest possible pool of available talent.

Pursuant to the Board Diversity Policy, the Board through the Nomination and Remuneration Committee will review regularly the structure, size and composition of the Board and where appropriate, make recommendations on changes to the Board to complement the Company's corporate strategy and to ensure that the Board maintains a balanced diverse profile. In relation to reviewing and assessing the Board composition, the Company is committed to diversity at all levels and the Nomination and Remuneration Committee, in reviewing and assessing suitable candidates to serve as a director of the Company, will consider a number of aspects, including but not limited to gender, age, cultural and educational background, professional qualifications, skills, knowledge, and industry and regional experience.

Corporate Governance Report (Continued)

The Company aims to maintain an appropriate balance of skills, experience and diversity of perspectives on the Board that are relevant to the Company's business growth. The Company is also committed to ensuring that recruitment and selection practices at all levels (from the Board downwards) are appropriately structured so that a diverse range of candidates are considered. The Nomination and Remuneration Committee will discuss periodically and, where appropriate, agree on measurable objectives for achieving diversity, including gender diversity, on the Board and recommend them to the Board for adoption.

As at the date of this Annual Report, the Board has two female Directors. We target to continue to maintain at least the current level of female representation on the Board in the future. We will ensure there is gender diversity when recruiting staff for middle to senior level so that we will have a pipeline of female senior management and potential successors to the Board in the future and engage more resources in training female staff who have long and relevant experience in our business, with the aim of promoting them to the senior management or directorship of the Group.

As of December 31, 2025, the full-time employees of the Group (including senior management) comprise about 54.7% male and 45.3% female.

Nomination Policy for Directors

The Company has adopted a director nomination policy which aims to render clear basis and procedures for the nomination and appointment of Directors. The Board will take into account factors such as character and integrity, qualifications, skills, experience, independence and diversity of the candidates, and whether or not the candidate is willing and able to devote adequate time to discharge duties as a member of the Board and Board committee upon receipt of the proposal of appointment of new Directors or the nomination proposal made by Shareholders at general meetings of the Company. When Directors are re-elected at general meetings, apart from the above standards, the Board will also review the overall contributions and services of retiring Directors to the Company and their level of participation and performance in the Board.

The Nomination and Remuneration Committee is responsible for reviewing the director nomination policy to ensure its effectiveness.

During the year ended December 31, 2025, the Nomination and Remuneration Committee recommended to the Board the appointment of an executive Director, namely Mr. Tongzhuan XI, and two independent non-executive Directors, namely Mr. Dicky Peter YIP and Ms. Wai Ping Tina LEE. The appointments were subject to the foregoing nomination process to ensure the Board possesses the necessary skills, experience and knowledge in alignment with the Company's strategy.

Board Meetings, Committees Meetings and General Meetings

During the Reporting Period, the Board has held seven board meetings and three general meeting were convened.

The attendance record of each Director at the Board meetings, committee meetings and general meetings held during the Reporting Period is set out in the table below:

Name of Director	Board	Audit Committee	Nomination and Remuneration Committee	General Meetings
Executive Directors				
Mr. Yong Suk CHO	7/7	—	—	3/3
Mr. Tongzhuan XI[1]	5/5	—	—	3/3
Mr. Alston Peiqing ZHU[2]	1/2	—	—	N/A
Non-executive Directors				
Mr. Yonglin XIE	6/7	—	—	3/3
Ms. Xin FU	7/7	—	—	3/3
Mr. Shibang GUO	7/7	—	—	3/3
Mr. Hui LIU[3]	2/2	—	—	N/A
Independent Non-executive Directors				
Mr. Dicky Peter YIP[4]	5/5	—	1/1	3/3
Mr. Rusheng YANG	7/7	6/6	2/2	3/3
Mr. David Xianglin LI	7/7	6/6	2/2	3/3
Ms. Wai Ping Tina LEE[5]	3/3	2/2	1/1	2/2
Mr. Weidong LI[6]	4/4	4/4	1/1	1/1

Notes:

(1)   Mr. Tongzhuan XI was appointed as an executive Director with effect from April 23, 2025.

(2)   Mr. Alston Peiqing ZHU resigned as an executive Director with effect from April 23, 2025.

(3)   Mr. Hui LIU resigned as a non-executive Director with effect from April 23, 2025.

(4)   Mr. Dicky Peter YIP was appointed as an independent non-executive Director with effect from April 23, 2025.

(5)   Ms. Wai Ping Tina LEE was appointed as an independent non-executive Director with effect from August 14, 2025.

(6)   Mr. Weidong LI resigned as an independent non-executive Director with effect from August 14, 2025.

Apart from regular Board meetings, the Chairman also held as at least one meeting with the independent non-executive Directors without the presence of other Directors during the Reporting Period.

Risk Management and Internal Controls

The Board attaches great importance to and acknowledges its responsibility for the risk management and internal control systems and reviewing their effectiveness on an ongoing basis. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Board has the overall responsibility for evaluating and determining the nature and extent of the risks it is willing to take in achieving the Company's strategic objectives, and establishing and maintaining appropriate and effective risk management and internal control systems.

The Audit Committee assists the Board in leading the management and overseeing their design, implementation and monitoring of the risk management and internal control systems.

The Company has developed and adopted various risk management procedures and guidelines with defined authority for implementation by key business processes and office functions. The Company's risk management and internal control systems have been developed with the following principles, features and processes:

- The Board is the highest governance body for the comprehensive risk management of the Company. The Board oversees the establishment of the Company's comprehensive risk management system, reviews and approves the comprehensive risk management objectives, risk appetite, thresholds and comprehensive risk management measures of the Company.

- The Audit Committee reports to the Board and assumes the supervision and management responsibilities for comprehensive risk management. The Audit Committee supervises the application of the comprehensive risk management system and discusses with the management to ensure its effectiveness and investigates any potential or actual significant risk or irregularity within the Company.

- The Company has in place an employee handbook, including best commercial practices, work ethics and prevention mechanisms to avoid fraud, negligence and corruption, and a code of conduct approved by our management and have distributed them to all our employees. The Company provides employees with regular training and resources relating to work ethic, working procedures, internal policies, management, technical skills and other aspects to keep them abreast of the guidelines contained in the employee handbook. The Company has formulated a recruitment plan for the upcoming year based on the current turnover rate and our future business plan, and the Company continuously improves the recruitment process with the aid of information technology. The Company also has a background check process for our incoming employees.

- The Company has adopted the whistleblowing policy pursuant to which employees, customers, suppliers and other concerned parties can report any actual or suspected misconduct, or malpractice or improprieties in any matter relating to the Group, and for such matters to be investigated and dealt with efficiently in an appropriate and transparent manner. The Board has designated the Audit Committee to receive on its behalf any such reports, to oversee the conduct of subsequent investigations, and to provide information, including recommendations arising from any investigations to Audit Committee for consideration by the Board.

All departments conducted internal control assessment regularly to identify risks that potentially impact the business of the Group and various aspects including key operational and financial processes, regulatory compliance and information security. Self-evaluation has been conducted annually to confirm that control policies are properly complied with by each department.

The management, in coordination with different departments (including the internal audit function which carries out the analysis and independent appraisal of the adequacy and effectiveness of the Company's internal control system), assessed the likelihood of risk occurrence, provide treatment plans, and monitor the risk management progress, and reported to the Audit Committee and the Board on all findings and the effectiveness of the systems on an annual basis. The management has reported to the Board and the Audit Committee on the effectiveness of the risk management and internal control systems for the year ended December 31, 2025. The Board has conducted a review of the effectiveness of the risk management and internal control system of the Group for the year ended December 31, 2025, covering all major functions including finance, operation and compliance. As set out in the section headed "Recent Developments after the Reporting Period", the Company has received the PwC Letters regarding the Subject Transactions, and has taken remedial actions to address the findings of the Independent Investigation and Supplemental Investigation.

In particular, amongst the remedial actions taken by the Company, the Company has appointed Deloitte Consulting (Shanghai) Co., Ltd. as its independent internal control consultant (the "**Independent Internal Controls Consultant**") to conduct a review of our internal control policies and procedures and provide corresponding rectification recommendations to improve our internal control system of our company. The scope of the internal control review covers entity-level internal controls (control environment, risk assessment, control activities, information and communication, monitoring), business process-level internal controls (wealth management business processes), and management process-level internal controls (financial reporting and information disclosure, management processes for related parties and related party transactions, cash and treasury management processes, investment and valuation processes), involving relevant businesses occurring during the period from January 1, 2022 to December 31, 2025. Among these, business and management functions directly related to the transactions under independent investigation were designated as key areas for review, primarily including the corporate level, wealth management business, management of related parties and related party transactions, financial reporting and information disclosure, cash and treasury management, investment and valuation, and consolidation and subsidiary management.

As of the date of this Annual Report, the Independent Internal Control Consultant has provided improvement recommendations regarding internal control deficiencies identified during the internal control review. The Company has been responding and implementing corresponding remedial measures based on the recommendations of the Independent Internal Control Consultant. The Independent Internal Control Consultant is concurrently conducting follow-up review to assess the implementation of the remedial measures. Please refer to the announcements of the Company dated April 23, 2025, October 24, 2025, January 27, 2026 and April 27, 2026 for further details.

Disclosure of Inside Information

The Company has developed its disclosure policy which provides a general guide to the Company's Directors, senior management and relevant employees in handling confidential information, monitoring information disclosure and responding to enquiries. Control procedures have been implemented to ensure that unauthorized access and use of inside information are strictly prohibited.

Anti-Corruption Policy and Whistleblowing Policy

The Group has established (i) policy and measures that promote and support anti-corruption laws and regulations; and (ii) whistleblowing policy and measures for employees, suppliers and business partners to raise concerns, in confidence and anonymity, with the Audit Committee about possible improprieties in any matter related to the Group.

Directors' Responsibility in Respect of the Financial Statements

The Directors acknowledge their responsibility for preparing the financial statements with the support of the accounting and finance team.

The Directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern.

The statement of the external auditor of the Company about their reporting responsibilities on the financial statements is set out in the Auditor's Report of this Annual Report.

Auditor's Remuneration

PricewaterhouseCoopers Zhong Tian LLP, or PwC, acted as our independent registered public accounting firm in 2023. In June 2025, we appointed Ernst & Young and Ernst & Young Hua Ming LLP (collectively "**EY**") as the auditors of the Company to audit the consolidated financial statements for the financial years ended December 31, 2022, 2023 and 2024. EY has provided audit services in the aggregate amount of approximately RMB135 million for the audit of the consolidated financial statements for the financial years ended December 31, 2022, 2023 and 2024.

The following table sets forth the aggregate fees by categories specified below billed in connection with certain professional services rendered by EY and PwC for the periods indicated.

	Fee paid/payable for year ended December 31,			
	PwC		EY	
	2024	**2025**	2024	**2025**
	(RMB millions)			
Service Category				
Audit fees[1]	31.6	**—**	—	**58.5**
Audit-Related fees[2]	—	**—**	—	**0.5**
Tax fees[3]	0.1	**—**	1.9	**0.6**
All other fees[4]	7.6	—	—	**1.2**
Total	39.3	**—**	1.9	**60.8**

Notes:

(1)   "Audit fees" means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for the interim review of quarterly financial statements and the audit of our annual financial statements and other statutory audits of our subsidiaries.

(2)   "Audit-related fees" means the aggregate fees billed or to be billed for each of the fiscal years listed for agreed audit procedures service and special audit services by our principal auditors.

(3)   "Tax fees" means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning

(4)   "All other fees" means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permitted advisory services.

Company Secretary

Ms. LEUNG Wing Han Sharon ("**Ms. Leung**") has been appointed as the Company's company secretary. Ms. Leung is currently a director of Tricor Services Limited, a global professional services provider specializing in integrated business, corporate and investor services.

All Directors have access to the advice and services of the company secretary on corporate governance and board practices and matters. As at the date of the Annual Report, Mr. Tongzhuan XI, the chief financial officer of the Company, has been designated as the primary contact person at the Company who would work and communicate with Ms. Leung on the Company's corporate governance and secretarial and administrative matters.

For the year ended December 31, 2025, Ms. Leung has undertaken not less than 15 hours of relevant professional training respectively in compliance with Rule 3.29 of the Listing Rules.

Corporate Governance Report (Continued)

Communication with Shareholders and Investors

The Company considers that effective communication with Shareholders is essential for enhancing investor relations and investor understanding of the Group's business performance and strategies. The Company endeavours to maintain an on-going dialogue with Shareholders and in particular, through annual general meetings and other general meetings. At the annual general meeting, Directors (or their delegates as appropriate) are available to meet Shareholders and answer their enquiries.

To safeguard Shareholder interests and rights, separate resolution should be proposed for each substantially separate issue at general meetings, including the election of individual Director. All resolutions put forward at general meetings will be voted on by poll pursuant to the Listing Rules and poll results will be posted on the websites of the Company and of the Stock Exchange after each general meeting.

Shareholders' Communication Policy

The Company has in place a shareholders' communication policy (the "**Shareholders' Communication Policy**"). The policy aims at promoting effective communication with Shareholders and other stakeholders, encouraging Shareholders to engage actively with the Company and enabling Shareholders to exercise their rights as Shareholders effectively.

The Company conveys the information to the Shareholders and investors mainly through the following channels:

- the website of the Stock Exchange on which the information disclosed to the market and submitted to the Stock Exchange is published;

- the website of the Company (https://ir-hk.lufaxholding.com/);

- the interim reports and annual reports; and

- the annual general meeting and other general meetings.

To facilitate the exchange of views between the Shareholders and the Board, the chairman of the Board and chairmen of the Board committees (or their delegates (if applicable)), appropriate executive management personnel and the external auditor will attend the annual general meetings and answer the questions raised by the Shareholders. The Board reviewed the implementation and effectiveness of the Shareholders' Communication Policy and the results were satisfactory.

Convening General Meeting

The Company shall hold a general meeting as its annual general meeting in each financial year following its listing on the Stock Exchange. The annual general meeting shall be specified as such in the notices calling it.

Pursuant to the Article 59 of the Articles of Association, a majority of the Board or the Chairman of the Board may call annual general meetings and extraordinary general meetings, which shall be held at such times and locations (as permitted hereby) as such person or persons shall determine. Any one or more Members holding at the date of deposit of the requisition not less than one-tenth of the voting rights, on a one vote per share basis, in the share capital of the Company shall at all times have the right, by written requisition to the Board or the Secretary of the Company, to require an extraordinary general meeting to be called by the Board for the transaction of any business specified in such requisition and to add resolutions to a meeting agenda; and such meeting shall be held within two (2) months after the deposit of such requisition. If within sixty-one (61) days of such deposit the Board fails to proceed to convene such meeting the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to the requisitionist(s) by the Company.

Putting Forward Proposals at General Meetings

There are no provisions allowing the Company's shareholders to put forward new resolutions at general meetings under the Companies Act of the Cayman Islands or the Articles of Association.

Shareholders who wish to submit a proposal may request the Company to convene a general meeting in accordance with the procedure set out in the preceding paragraph, to consider the matters specified in the request.

Putting Forward Enquiries to the Board

For putting forward any enquiries to the Board, Shareholders may send written enquiries to the Company. The Company will not normally deal with verbal or anonymous enquiries.

Contact Details

Shareholders may send their enquiries or requests as mentioned above to the following:

Address: 18th Floor, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, People's Republic of China
(For the attention of the Head of Investor Relations)

Email: Investor_Relations@lu.com

For the avoidance of doubt, Shareholders must deposit and send the original duly signed written requisition, notice or statement, or enquiry (as the case may be) to the above address and provide their full name, contact details and identification in order to give effect thereto. Shareholders' information may be disclosed as required by law.

The Company will not normally deal with verbal or anonymous enquiries.

Amendments to Constitutional Documents

There were no changes to the Articles of Association during the year ended December 31, 2025. The latest version of such constitutional documents are available on the websites of the Company and the Stock Exchange.

Dividend Policy

On March 9, 2023, the Board has approved a revised semi-annual cash dividend policy. Under the dividend policy, starting from 2023, the Company will declare and distribute a recurring cash dividend semi-annually in which the aggregate amount of the semi-annual dividend distributions for each year is equivalent to approximately 20% to 40% of our net profit in such fiscal year, or as otherwise authorized by the Board. The determination to make dividend distributions and the exact amount of such distributions in any particular semi-annual period will be based upon the operations and earnings, cash flow, financial condition, and other relevant factors, and subject to adjustment and determination by the Board.

The Board did not recommend the distribution of an annual dividend for the year ended December 31, 2025.

DIRECTORS' REPORT

The Board is pleased to submit this Directors' report and audited consolidated financial statements of the Group for the year ended December 31, 2025.

Directors

The Directors who held office during the Reporting Period and up to the date of this Annual Report are:

Executive Directors

Mr. Xiang JI (*Chief Executive Officer*) *(appointed on April 1, 2026)*

Mr. Yong Suk CHO *(resigned as Chairman on April 23, 2025 and ceased to be the executive Director and Chief Executive Officer upon the expiration of his contract on March 31, 2026)*

Mr. Tongzhuan XI *(appointed on April 23, 2025)*

Mr. Alston Peiqing ZHU *(resigned on April, 23, 2025)*

Non-executive Directors

Ms. Fangfang CAI (蔡方方) *(appointed on February 18, 2026)*

Mr. Shibang GUO (郭世邦)

Mr. Peifeng LI (李佩鋒) *(appointed on February 18, 2026)*

Ms. Xin FU (付欣) *(resigned on February 17, 2026)*

Mr. Yonglin XIE (謝永林) *(resigned on February 17, 2026)*

Mr. Hui LIU (劉卉) *(resigned on April 23, 2025)*

Independent Non-executive Directors

Mr. Dicky Peter YIP (葉迪奇) *(Chairman) (appointed on April 23, 2025)*

Mr. Koon Wing Ernest IP (葉冠榮) *(appointed on April 14, 2026)*

Mr. Siu Hong CHENG (鄭小康) *(appointed on April 14, 2026)*

Ms. Wai Ping Tina LEE (李蕙萍) *(appointed on August 14, 2025)*

Mr. Rusheng YANG (楊如生) *(ceased to be an independent non-executive Director on April 13, 2026)*

Mr. David Xianglin LI (李祥林) *(ceased to be an independent non-executive Director on April 13, 2026)*

Mr. Weidong LI (李偉東) *(resigned on August 14, 2025)*

The biographical information of the Directors as of the date of this Annual Report is set out in the section headed "Biographical Details of Directors and Senior Management" of this Annual Report.

Principal Business

We are a leading financial services enabler for SBOs in China. We are committed to providing SBOs with comprehensive, convenient financial products and services as well as enabling financial institutions to reach and serve SBOs efficiently. Funding sources for the loans we enable primarily include financial institutions, our consumer finance subsidiary and our microloan subsidiary. Analysis of the principal activities of the Group during the Reporting Period is set out in Notes 1 and 2 to the consolidated financial statements of this Annual Report.

Business Review

A review of the business of the Group as required by Schedule 5 to the Companies Ordinance, including a fair review of the Group's business, an analysis of the Group's financial performance, particulars of important events affecting the Company that have occurred since the end of the financial year, an indication of likely future developments in the Group's business and the Group's key relationships with its stakeholders who have a significant impact on the Group and on which the Group's success depends, is set out in the section headed "Management Discussion and Analysis" of this Annual Report.

A description of the principal risks and uncertainties facing the Group is set out in the section headed "Principal Risks and Uncertainties" of this Annual Report.

All the above-mentioned reviews, analyses and discussions form part of this Annual Report.

Principal Risks and Uncertainties

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects, which are set out in the section headed "Risk Factors" in the Listing Document and the Form 20-F for the fiscal year ended December 31, 2025 filed with the SEC. The following list is a summary of certain principal risks and uncertainties facing the Group, some of which are beyond its control.

Risks Relating to Our Business and Industry

- Our industry is rapidly changing, and our business has evolved significantly in recent years, which makes it difficult to evaluate our future prospects.

- Updates that we are in the process of making to our business model may not be successful.

- If we are unable to launch new products or develop new marketing channels in a timely manner, our business and results of operations may be materially and adversely affected.

- We incurred net losses in 2024 and 2025, and we may not achieve profitability in the future.

- Our business is subject to laws, regulations, and supervision by national, provincial and local government and judicial authorities, industry associations and other regulatory bodies. The laws, regulations and official guidance relating to our business are complex and evolving rapidly and may be subject to further changes. Non-compliance with any existing or new regulation may result in penalties, limitations and prohibitions on our business activities, and we have been modifying and may need to continue to modify our business operations in response to changes in laws and regulations.

- The percentage of outstanding loans with credit risk exposure for our company increased in recent years. If we fail to effectively manage credit risk of our loans and our overdue loans increase, our business, financial condition and results of operations may be materially adversely affected.

- Our access to sufficient and sustainable funding at commercially attractive costs cannot be assured.

- Any failure to obtain, renew or retain the requisite approvals, licenses or permits applicable to our retail credit and enablement business may have a material adverse effect on our business, financial condition and results of operations.

- We have modified our business model and practices in the past as a result of changes in laws, regulations, policies, measures and guidance, and we are subject to risks in connection with our discontinued products and historical practices. If any of our discontinued products and historical practices is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations would be materially and adversely affected.

- If our credit assessment and risk management model is flawed or ineffective, or if the data that we collect for credit analysis inaccurately reflects borrowers' creditworthiness, or if we fail or are perceived to fail to effectively manage the default risks of loans we enable for any other reason, our business and results of operations may be adversely affected.

- A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

- A credit crisis or a prolonged downturn in the credit markets may materially and adversely impact our reputation, business, results of operations and financial position.

- The total fees charged to borrowers for loans we enable may be deemed to be in excess of interest rate limits imposed by laws or regulatory authorities. As a result, part of the interest and fees may not be valid or enforceable through the PRC judicial system.

- Ongoing regulatory efforts to guide loan interest rates downward in China may compress our margins and materially and adversely affect our profitability, business, financial condition and results of operations.

- Our transaction process may result in misunderstanding among our borrowers.

- Information regarding individuals to whom we provide our financial services may not be complete, and our ability to perform due diligence, detect borrower fraud or manage our risks may be compromised as a result.

- If our ability to collect delinquent loans is impaired, or if there is actual or perceived misconduct in our collection efforts, our business, financial condition and results of operations might be materially and adversely affected.

- We are subject to anti-corruption and anti-bribery laws, trade sanctions laws and export control laws, violation of which could adversely affect our reputation, business, prospects, operating results and financial condition.

Risks Relating to the Independent Investigation, Restatement, Internal Controls and Related Matters

- We completed an audit committee independent review in the first quarter of 2026, which required significant management time and attention and resulted in significant legal and other expenses.

- Matters relating to or arising from the Independent Investigation, the Supplemental Investigation, and the Restatement may result in an adverse effect on our business and financial condition.

- If we fail to remediate our material weakness and establish and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

- We and our directors, management and employees have been and may continue to be subject to complaints, claims, controversies, regulatory actions, arbitration and legal proceedings, which could have a material adverse effect on our results of operations, financial condition, liquidity, cash flows and reputation.

Risks Relating to Our Relationship with Ping An Group

- Ping An Insurance has control over us and our affairs and strategy and some of their interests may not be aligned with the interests of our other shareholders.

- We are a "controlled company" within the meaning of the New York Stock Exchange listing rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Risks Relating to Our Corporate Structure

- Holders of our ADSs hold equity interests in Lufax Holding Ltd, a Cayman Islands holding company that does not conduct operations directly in China. Instead, we conduct operations in China through (i) our subsidiaries in China, (ii) the consolidated affiliated entities in China, and (iii) the subsidiaries of the consolidated affiliated entities. We do not have any equity ownership in the consolidated affiliated entities or their subsidiaries. We only maintain contractual arrangements with the consolidated affiliated entities which allow us to consolidate the financial results of the consolidated affiliated entities and their subsidiaries into our consolidated financial statements in accordance with IFRS. Holders of our ADSs therefore do not have direct or indirect equity interests in the consolidated affiliated entities and their subsidiaries. Investors thus are not purchasing direct equity interests in our operating entities in China but instead are purchasing equity interests in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the consolidated affiliated entities and their subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of our contractual arrangements with the consolidated affiliated entities and, consequently, significantly affect the financial performance of the consolidated affiliated entities and our company as a whole.

- The contractual arrangements with the consolidated affiliated entities and their shareholders may not be as effective as equity providing operational control or enabling us to derive economic benefits.

- Any failure by the consolidated affiliated entities or their shareholders to perform their obligations under our contractual arrangements with them would have an adverse effect on our business.

- The shareholders of the consolidated affiliated entities may have actual or potential conflicts of interest with us, which may adversely affect our business and financial condition.

Risks Relating to Doing Business in China

- Substantially all of our operations are located in China. Accordingly, our business, prospects, financial conditions and results of operations may be affected to a significant degree by political, economic and social conditions in China generally.

- We face risks arising from uncertainties with respect to the PRC legal system. Certain rules and regulations can change quickly and sometimes on short notice, and there may be risks and uncertainties regarding the interpretation and enforcement of PRC laws and regulations. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations.

- The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business.

- The PRC government's significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations of this nature may cause the value of such securities to significantly decline.

- Cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government controls on currency conversion. To the extent cash in our business is in the PRC or a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on currency conversion, cross-border transactions and cross-border capital flows. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations.

- The filings, approval or other administration requirements of the China Securities Regulatory Commission, or the CSRC, or other PRC governmental authorities may be required in connection with our offshore listings under PRC law. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

- Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in the future if the Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect or fully investigate auditors located in China. The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Relating to Our Shares and ADSs

- Our ADSs may be delisted if the trading price of our ADSs fails to comply with the minimum price requirement of the NYSE.

- The trading price of our ordinary shares or ADSs is likely to be volatile, which could result in substantial losses to investors.

- The sale or availability for sale of substantial amounts of our ordinary shares or ADSs could adversely affect their market price.

Directors' Report (Continued)

•   We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States or Hong Kong and most of their assets are located outside the United States or Hong Kong. As a result, it may be difficult or impossible for you to effect service of process within the United States or Hong Kong upon these individuals, or to bring an action against us or against these individuals in the United States or Hong Kong in the event that you believe your rights have been infringed under the U.S. federal securities laws, the Hong Kong securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Environmental Policies and Performance

We are dedicated to environmental awareness and energy efficiency. Further details of the Group's environmental policies and performance are disclosed in the environmental, social and governance report of the Company for the Reporting Period (the "**Environmental, Social and Governance Report**"), which has been published on the Company's website and the website of the Stock Exchange in accordance with the Listing Rules.

Summary of Financial Information

According to the audited consolidated financial statements and after reclassification as appropriate, the published results, assets, liabilities and net assets of the Group for the past five fiscal years is presented "Financial Summary" section on page 253 of this Annual Report. This summary does not form part of the audited consolidated financial statements.

Property and Equipment

Details of changes in the property and equipment of the Group during the Reporting Period are set out in Note 24 to the consolidated financial statements.

Share Capital and Shares Issued

The Company had 1,733,377,784 Shares issued and outstanding as of December 31, 2025 (excluding the treasury shares and Pre-IPO Treasury Shares held by the Company).

The Stock Exchange has previously granted a waiver to the Company from strict compliance with the requirements under Rule 10.06(5) of the Listing Rules so that the Company could retain the Pre-IPO Treasury Shares it held before the Listing. As part of the waiver application, the Company has made a list of modifications to a number of Listing Rules necessary or consequential to enable the Company to retain the treasury shares (the "**Modifications**"). The foregoing waiver has been granted on the following conditions:

(a)   in respect of any Shares or ADSs which the Company will repurchase after the Listing, the Company will fully comply with the requirements under Rule 10.06(5) of the Listing Rules;

(b)   no treasury shares will be issued after the Listing;

(c)   the Pre-IPO Treasury Shares will not be deposited into the CCASS for trading;

(d)   for so long as the Shares are listed on the Stock Exchange, subject to compliance with the Listing Rules with the Modifications, the Company shall only use the Pre-IPO Treasury Shares held by it for the purpose of satisfying options and/or awards to be granted under the Share Incentive Plans and any share incentive plans to be adopted by the Company in future;

(e)   the Company shall disclose in the Listing Document the grant of this waiver setting out relevant details including the circumstances and the conditions imposed;

(f)   the Company will confirm compliance with the conditions of this waiver in the Company's annual reports and circulars seeking shareholder approval for the repurchase mandate upon the Listing;

(g)   the Company will inform the Stock Exchange promptly of any change being made to the Companies Act of the Cayman Islands or the rules of the NYSE applicable to the Pre-IPO Treasury Shares; and

(h)   the Company will comply with the Listing Rules with the Modifications applicable to treasury shares or any future changes to the Listing Rules applicable to treasury shares.

The Company confirms that it has complied with the conditions of the waiver for the Reporting Period. In addition, since there have been changes to the Listing Rules since the Listing Date, the Company has amended the Modifications as a result of such changes to the Listing Rules and a full version of the amended Modifications was posted on the Company's and the Stock Exchange's websites on March 12, 2025. For further details of the waiver, please refer to the section headed "Waivers – Share Repurchase and Treasury Shares" in the Listing Document and the company information sheet published on the Company's website and the website of the Stock Exchange.

The changes in the share capital and share option and share awards in other forms (if any) of the Company during the Reporting Period are set out in Notes 38 and 44 to the consolidated financial statements.

Pre-emptive Right

There are no provisions for pre-emptive rights under the laws of Cayman Islands (the jurisdiction in which the Company was incorporated) which would oblige the Company to offer new shares on a pro rata basis to existing Shareholders.

Share Repurchase Program

For the year ended December 31, 2025, we did not have any share repurchase program.

Purchase, Sale or Redemption of the Company's Securities

Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company's securities listed on the Stock Exchange or the NYSE (including sale of treasury shares (as defined under the Listing Rules)) during the Reporting Period. As of December 31, 2025, no treasury shares (as defined under the Listing Rules) were held by the Company.

Tax Relief and Exemption

The Company is not aware of any tax relief and exemption provided to the Shareholders due to their holding of the Company's securities.

Directors' Report (Continued)

Reserves Available for Distribution

Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

As of December 31, 2025, the Company had distributable reserves amounting to RMB78.2 billion available for distribution to the Shareholders.

Major Customers and Suppliers

For the year ended December 31, 2025, the Group's five largest customers accounted for approximately 4.3% of the Group's total income, which was less than 30% of the Group's total income. Besides, for the year ended 31 December 2025, the Group's five largest suppliers accounted for approximately 4.41% of the Group's total expenses, which was less than 30% of the Group's total expenses.

Donations

During the Reporting Period, the Group did not make any charitable or any other kind of donations.

Debenture Issued

The Group did not issue any debentures during the Reporting Period.

Equity-Linked Agreements

Convertible Promissory Notes Issued to Ping An Overseas (Holdings) and An Ke Technology

In October 2015, in connection with our acquisition of the retail credit and enablement business from Ping An Insurance, we issued convertible promissory notes in an aggregate principal amount of US$1,953,800,000 to Ping An Overseas (Holdings) (the "**Ping An Convertible Promissory Notes**"). In October 2015, Ping An Overseas (Holdings) agreed to transfer US$937,824,000 of the outstanding principal amount of the notes and all rights, benefits and interest attached thereunder to An Ke Technology.

In December 2022, Ping An Overseas (Holdings), An Ke Technology and the Company entered into an amendment and supplemental agreement to amend the terms of the Ping An Convertible Promissory Notes, pursuant to which (i) the parties agreed to extend the maturity date from October 8, 2023 to October 8, 2026 and the commencement date of the conversion period from April 30, 2023 to April 30, 2026 for the remaining 50% outstanding Ping An Convertible Promissory Notes, and (ii) 50% of the outstanding principal amount of the Ping An Convertible Promissory Notes shall be deemed redeemed from the effective date of the amendment and supplemental agreement. In consideration of the above redemption and the extension of the maturity date and taking into account the fair market value of the Ping An Convertible Promissory Notes determined by the independent valuers, pursuant to the amendment and supplemental agreement, we agreed to pay Ping An Overseas (Holdings) and An Ke Technology a total amount of US$1,071.1 million together with the unpaid interest accrued on the redeemed notes up to and including the effective date of the amendment and supplemental agreement. We had paid the first tranche payment in the total amount of US$535.5 million in December 2022 and the second tranche payment in the total amount of US$535.6 million in March 2023. As of December 31, 2025, the outstanding principal amount of the Ping An Convertible Promissory Notes amounted to US$976.9 million.

In the first half of 2024, the Board and Shareholders approved a special dividend of US$1.21 per Share or US$2.42 per ADS out of the Share Premium Account with the Scrip Dividend Scheme. Taking into account the Scrip Dividend Scheme in relation to the special dividend announced on June 12, 2024, the conversion price of the Ping An Convertible Promissory Notes had been adjusted to USD2.32 per share in accordance with the terms and conditions of the Ping An Convertible Promissory Notes as of December 31, 2025. As a result of the above adjustment to the conversion price, the Ping An Convertible Promissory Notes could be converted into an aggregate of 421,077,586 Shares as of December 31, 2025, representing approximately 24.3% of the total issued and outstanding Shares as of the same date.

A summary of the principal terms and conditions of the Ping An Convertible Promissory Notes are set out below:

Holders of the Ping An Convertible Promissory Notes	(i) Ping An Overseas (Holdings) (ii) An Ke Technology
Issuance date of the Ping An Convertible Promissory Notes	October 8, 2015
Outstanding principal amount of the Ping An Convertible Promissory Notes	(i) US$507,988,000 for the convertible promissory note issued to Ping An Overseas (Holdings) (ii) US$468,912,000 for the convertible promissory note issued to An Ke Technology
Interest and interest payment dates	The Ping An Convertible Promissory Notes will bear interest from October 8, 2015 at the rate of 0.7375% per annum of the principal amount of the Ping An Convertible Promissory Notes outstanding from time to time, payable by the Company semi-annually until the maturity date.
Maturity date	The eleventh anniversary of the issuance date of the Ping An Convertible Promissory Notes (i.e., October 8, 2026).
Transferability	The Ping An Convertible Promissory Notes or any part(s) thereof may be assigned or transferred to any third party subject to compliance of certain conditions, including, among others, (a) the execution of a form of transfer substantially in the agreed form annexed to the Ping An Convertible Promissory Notes, and (b) that the Ping An Convertible Promissory Notes must be delivered for cancellation to the Company accompanied by a duly executed form of transfer.

Conversion period	The period commencing on April 30, 2026 until the date which is five (5) business days before (and excluding) the maturity date (i.e., October 8, 2026).
Conversion right	The holders of the Ping An Convertible Promissory Notes shall have the right to convert the whole or any part of the outstanding principal amount of the Ping An Convertible Promissory Notes into certain number of the ordinary shares of the Company ("**Conversion Shares**") at any time during the conversion period at the initial conversion price of US$14.8869 per share, subject to certain adjustments ("**Conversion Price**"), primarily including adjustments for (i) any consolidation or subdivision of Shares, (ii) any issuance of Shares to the shareholders by way of capitalization of profits or reserves, (iii) any capital distributions made to shareholders, (iv) certain issuance of Shares, or certain grant of options, warrants or other rights to purchase any Shares, to shareholders at a price less than the current market price, (v) any issuance of any securities (other than Shares or options, warrants or other rights to purchase Shares) to all or substantially all Shareholders as a class by way of rights, or any grant to all or substantially all Shareholders as a class by way of rights of any options, warrants or other rights to purchase any securities (other than Shares or options, warrants or other rights to purchase Shares), (vi) any issuance of securities by the Company or any subsidiary, or any other person (pursuant to any arrangements with the Company or any subsidiary) in connection with an offer by or on behalf of the Company or any subsidiary or such other person, pursuant to which offer the shareholders generally are entitled to participate in arrangements whereby such securities may be acquired by them, and (vii) other events that the Company considers that it would be appropriate for an adjustment to be made to the conversion price, subject to the Guidance Letters and all relevant regulations.
Determination of the number of Conversion Shares	The number of Conversion Shares to be issued by the Company to each holder of the Ping An Convertible Promissory Notes shall be equal to the quotient of (i) the principal amount of the relevant Ping An Convertible Promissory Note divided by (ii) the Conversion Price rounded down to the nearest US$ cent. No fraction of share shall be issued on conversion.

Conversion Price	The initial conversion price is US$14.8869 per share, subject to anti-dilution adjustments including, among others, any consolidation or subdivision of shares and any payment of capital distribution to the shareholders.
	On August 22, 2023, the Company declared a semi-annual dividend of USD0.078 per the Share or USD0.039 per the ADS for the six months ended June 30, 2023. Taking into account the semi-annual dividend announced on August 22, 2023, the conversion price of the Ping An Convertible Promissory Notes had been adjusted to USD12.74 per share in accordance with the terms and conditions of the Ping An Convertible Promissory Notes.
	On March 21, 2024, the Company declared a special dividend of US$1.21 per Share or US$2.42 per ADS out of the Share Premium Account with the Scrip Dividend Scheme. Taking into account the Scrip Dividend Scheme in relation to the special dividend announced on June 12, 2024, the conversion price of the Ping An Convertible Promissory Notes had been further adjusted from USD12.74 per Share to US$2.32 per Share in accordance with the terms and conditions of the Ping An Convertible Promissory Notes as of December 31, 2025.
Redemption right	Unless previously converted or purchased and canceled, the Company will redeem the Ping An Convertible Promissory Notes at 100% of its outstanding principal amount together with accrued interest (calculated up to but including the date of redemption) on the maturity date. The holders of the Ping An Convertible Promissory Notes shall be entitled (but not obliged) to give a redemption notice to the Company in writing that the Ping An Convertible Promissory Notes are, and shall become due and payable within 30 days of receipt of such notice if an event of default occurs and the Company fails to take any remedial steps within 45 days after the receipt of the written notice served by the holders of the Ping An Convertible Promissory Notes specifying the occurrence of any of the events of defaults.

Save as disclosed above and in the sections headed "Share Incentive Plans" and "Purchase, Sale or Redemption of the Company's Securities" in this Annual Report, no equity-linked agreement was entered into by the Group during the Reporting Period or existed as of the end of the Reporting Period.

Compliance with Applicable Laws and Regulations

During the year ended December 31, 2025, save as disclosed in the Listing Document, this Annual Report and the Environmental, Social and Governance Report and to the best knowledge of the Board, the Group does not have any incidence of non-compliance with the relevant laws and regulations that would have a significant impact on the Group's business.

Service Contracts of Directors

Each of the executive Directors has entered into a director agreement with us. For Mr. Yong Suk CHO (resigned as Chairman on April 23, 2025 and ceased to be an executive Director and Chief Executive Officer upon the expiration of his contract on March 31, 2026), the term of appointment shall be for an initial term of three years from the Listing Date or until the third annual general meeting of the Company after the Listing Date, whichever is sooner (subject to retirement and rotation as and when required under the Articles of Association and the Listing Rules). For Mr. Alston Peiqing ZHU (resigned as an executive Director on April 23, 2025), Mr. Tongzhuan XI and Mr. Xiang JI, the term of appointment shall be for a period of three years commencing from their respective dates of appointment (subject to retirement and rotation as and when required under the Articles of Association).

Each of the non-executive Directors has entered into a director agreement with us. For Ms. Xin FU (resigned as a non-executive Director on February 17, 2026), the term of appointment shall be for an initial term of three years from the Listing Date or until the third annual general meeting of the Company after the Listing Date, whichever is sooner (subject to retirement and rotation as and when required under the Articles of Association and the Listing Rules). For Mr. Hui LIU (resigned as a non-executive Director on April 23, 2025), Mr. Yonglin XIE (resign as a non-executive Director on February 17, 2026), Mr. Shibang GUO, Ms. Fangfang CAI and Mr. Peifeng LI, the term of appointment shall be for a period of three years commencing from their respective dates of appointment (subject to rotation and re-election as and when required under the Articles of Association).

Each of the independent non-executive Directors has entered into a director agreement with us. For Mr. Rusheng YANG (ceased to be an independent non-executive Director on April 13, 2026), and Mr. David Xianglin LI (ceased to be an independent non-executive Director on April 13, 2026), the term of appointment shall be for an initial term of three years from the Listing Date or until the third annual general meeting of the Company after the Listing Date, whichever is sooner (subject to retirement as and when required under the Articles of Association and the Listing Rules). For Mr. Dicky Peter YIP and Ms. Wai Ping Tina LEE, the term of appointment shall be for an initial term of three years commencing from their respective dates of appointment (subject to rotation and re-election as and when required under the Articles of Association). Under their respective director agreements, each of the independent non-executive Directors is entitled to an annual fixed fee.

None of the Directors has entered into any unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation other than statutory compensation. None of the Directors have waived or agreed to waive any remuneration and there were no emoluments paid by the Group to any of the Directors as an inducement to join, or upon joining the Group, or as compensation for loss of office.

Directors' Interests in Transactions, Arrangements and Contracts as well as Competing Business

Save as disclosed in the section headed "Connected Transactions and Continuing Connected Transactions" and Note 45 to the consolidated financial statements in this Annual Report, none of the Directors or any entity connected with the Directors had a material interest, either directly or indirectly, in any transactions, arrangements or contracts of significance (as defined in Appendix D2 to the Listing Rules) to which the Company, its holding company, or any of its subsidiaries or fellow subsidiaries was a party subsisting during and as of the end of the Reporting Period.

During the Reporting Period, none of the Directors was interested in any business apart from the Company's business which competes, or is likely to compete, directly or indirectly, with the Company's business and would otherwise require disclosure under Rule 8.10 of the Listing Rules.

Contracts with Controlling Shareholders

Save as disclosed in the sections headed "Equity-Linked Agreements" and "Connected Transactions and Continuing Connected Transactions" and Note 45 to the consolidated financial statements in this Annual Report, no contract of significance, including contracts of significance for the provision of services, has been entered into among the Company or any of its subsidiaries and Consolidated Affiliated Entities and the Controlling Shareholders or any of their subsidiaries during the Reporting Period or subsisted as of the end of the Reporting Period.

Connected Transactions and Continuing Connected Transactions

Continuing Connected Transactions

During the Reporting Period, the Group entered certain transactions with the following persons (and/or their respective associates as defined under Rules 14A.07, 14A.12 and 14A.13 as appropriate) that constituted continuing connected transactions of the Group under the Listing Rules.

Name	Connected Relationship
Ping An Insurance and its certain subsidiaries and associates	The Controlling Shareholder and its certain subsidiaries and associates
Ping An Consumer Finance	Ping An Consumer Finance is an indirect non-wholly-owned subsidiary of the Company and is owned as to 70% and 30% by the Company and Ping An Insurance, respectively. Accordingly, Ping An Consumer Finance is a connected subsidiary of the Company under Rule 14A.16 of the Listing Rules

Directors' Report (Continued)

Set out below is a summary of the continuing connected transactions of the Group during the Reporting Period.

1. **Property Leasing Framework Agreement**

    On April 10, 2023, we entered into a property leasing framework agreement with certain subsidiaries and associates of Ping An Insurance (the "**Property Leasing Framework Agreement**"), pursuant to which we will lease properties from such subsidiaries and associates of Ping An Insurance for office use. Separate agreements will be entered into between the relevant parties setting out the specific terms and conditions (including property rents, payment methods and other usage fees) in respect of the relevant leased property based on the principles, and within the parameters provided, under the Property Leasing Framework Agreement. The initial term of the Property Leasing Framework Agreement commenced on the Listing Date and ended on December 31, 2025, subject to renewal upon mutual consent by the parties.

    The Property Leasing Framework Agreement expired on December 31, 2025. On November 26, 2025, the Company entered into an agreement with certain subsidiaries and associates of Ping An Insurance to renew the Property Leasing Framework Agreement (the "**2026 Property Leasing Framework Agreement**"). The 2026 Property Leasing Framework Agreement has a term of three years commencing on January 1, 2026. The term for the period from January 1, 2026 to December 31, 2026 has been approved by the Board. Further details of the 2026 Property Leasing Framework Agreement are set out in the announcement of the Company dated November 26, 2025.

2. **Provision of Services and Products Framework Agreement**

    On April 10, 2023, we entered into a provision of services and products framework agreement with certain subsidiaries and associates of Ping An Insurance (the "**Provision of Services and Products Framework Agreement**"), pursuant to which we will provide the following services to such subsidiaries and associates of Ping An Insurance: (i) database products and services, (ii) marketing and referral services, (iii) account management and pledge registration services, and (iv) other ancillary services and products. Such subsidiaries and associates of Ping An Insurance will pay service fees to us in respect of the provision of such services and products. The precise scope of services, service fees calculation, payment terms and other details of the services arrangement will be agreed between the relevant parties separately based on the principles, and within the parameters provided, under the Provision of Services and Products Framework Agreement. The initial term of the Provision of Services and Products Framework Agreement commenced on the Listing Date and ended on December 31, 2025. Subject to compliance with Listing Rules and applicable laws and regulations, the Provision of Services and Products Framework Agreement may be renewed upon mutual consent by the parties.

    The Provision of Services and Products Framework Agreement expired on December 31, 2025. On November 26, 2025, the Company entered into an agreement with certain subsidiaries and associates of Ping An Insurance to renew the Provision of Services and Products Framework Agreement (the "**2026 Provision of Services and Products Framework Agreement**"). The 2026 Provision of Services and Products Framework Agreement has a term of three years commencing on January 1, 2026. The term for the period from January 1, 2026 to December 31, 2026 has been approved by the Board. Further details of the 2026 Provision of Services and Products Framework Agreement are set out in the announcement of the Company dated November 26, 2025.

3. **Services and Products Purchasing Framework Agreement**

On April 10, 2023, we entered into a services and products purchasing framework agreement with certain subsidiaries and associates of Ping An Insurance (the "**Services and Products Purchasing Framework Agreement**"), pursuant to which certain subsidiaries and associates of Ping An Insurance will provide the following services to us: (i) transaction settlement services, (ii) outsourcing services relating to finance, human resources and customer management matters, (iii) technology products and services, (iv) health-related products and services, (v) insurance products and services, (vi) reward program products, and (vii) other ancillary services and products. We will, in return, pay service fees to the relevant subsidiaries and associates of Ping An Insurance. The precise scope of services, service fees calculation, payment terms and other details of the services arrangement will be agreed between the relevant parties separately based on the principles, and within the parameters provided, under the Services and Products Purchasing Framework Agreement. The initial term of the Services and Products Purchasing Framework Agreement commenced on the Listing Date and ended on December 31, 2025. Subject to compliance with Listing Rules and applicable laws and regulations, the Services and Products Purchasing Framework Agreement may be renewed upon mutual consent by the parties.

The Services and Products Purchasing Framework Agreement expired on December 31, 2025. On November 26, 2025, the Company entered into an agreement with certain subsidiaries and associates of Ping An Insurance to renew the Services and Products Purchasing Framework Agreement (the "**2026 Services and Products Purchasing Framework Agreement**"). The 2026 Services and Products Purchasing Framework Agreement has a term of three years commencing on January 1, 2026. The term for the period from January 1, 2026 to December 31, 2026 has been approved by the Board and the Shareholders. Further details of the 2026 Services and Products Purchasing Framework Agreement are set out in the announcement of the Company dated November 26, 2025 and the circular dated December 3, 2025.

4. **Financial Services Framework Agreement**

On April 10, 2023, we entered into a financial services framework agreement with certain subsidiaries of Ping An Insurance (the "**Financial Services Framework Agreement**"), pursuant to which we will engage in certain financial services-related transactions, including deposit services, debt financing services, wealth management services, derivative products services, and/or interbank services, with certain subsidiaries of Ping An Insurance. For the deposit services, we will deposit cash with certain subsidiaries of Ping An Insurance (including Ping An Bank which is a licensed bank), including cash generated from our daily business operations and cash generated from our financing activities. In return, the relevant subsidiaries of Ping An Insurance will pay deposit interests to us. We will also provide debt financing to certain subsidiaries of Ping An Insurance, and receive income in return. We will subscribe various investment products issued or managed by certain subsidiaries of Ping An Insurance, and receive investment income in return. We will also purchase foreign exchange and interest rate derivatives products from certain subsidiaries of Ping An Insurance. In respect of the interbank services, we will engage in interbank deposit services and interbank placements services with certain subsidiaries of Ping An Insurance. The initial term of the Financial Services Framework Agreement commenced on the Listing Date and ended on December 31, 2025. Subject to compliance with Listing Rules and applicable laws and regulations, the Financial Services Framework Agreement may be renewed upon mutual consent of both parties.

Directors' Report (Continued)

The Financial Services Framework Agreement expired on December 31, 2025. On November 26, 2025, the Company entered into an agreement with certain subsidiaries and associates of Ping An Insurance to renew the Financial Services Framework Agreement (the "**2026 Financial Services Framework Agreement**"). The 2026 Financial Services Framework Agreement has a term of three years commencing on January 1, 2026. The term for the period from January 1, 2026 to December 31, 2026 has been approved by the Board and the Shareholders. Further details of the 2026 Financial Services Framework Agreement are set out in the announcement of the Company dated November 26, 2025 and the circular dated December 3, 2025.

5. Services Purchasing Agreement

Ping An Puhui Enterprises Management, being our wholly-owned subsidiary, entered into a services purchasing agreement with Ping An Insurance on December 30, 2022 (the "**2023 Services Purchasing Agreement**"), pursuant to which Ping An Insurance will provide certain services to Ping An Puhui Enterprises Management, including financial consulting services, administrative services, legal and risk management services, and human resources consulting services. The Company renewed the 2023 Services Purchasing Agreement by entering into a services purchasing agreement on March 21, 2024 (the "**2024 Services Purchasing Agreement**"). The term of the 2024 Services Purchasing Agreement commenced on March 21, 2024 and ended on December 31, 2024. The service fees payable by us to Ping An Insurance under the 2024 Services Purchasing Agreement amounted to RMB35.2 million. The Group has renewed the 2024 Services Purchasing Agreement by entering into a services purchasing agreement (the "**2025 Services Purchasing Agreement**") with Ping An Insurance on May 8, 2025 for a term commencing from May 8, 2025 to December 31, 2025. For further details of the 2025 Services Purchasing Agreement, please refer to the Company's announcement dated May 9, 2025.

6. Ping An Consumer Finance Collaboration Agreement

We entered into the Ping An Consumer Finance Collaboration Agreement, pursuant to which Ping An Consumer Finance will provide shareholder deposit services to its shareholder, being us, and we will provide certain services to Ping An Consumer Finance (and/or its subsidiaries (if any)), including (i) labor outsourcing services, (ii) credit information consulting services, (iii) technology services, (iv) other ancillary services (together with labor outsourcing services, credit information consulting services and technology services, collectively the "**General Services**"), and (v) guarantee services. For the shareholder deposit services, we will deposit cash into our accounts at Ping An Consumer Finance which is a licensed financial institution, including cash generated from our daily business operations and cash generated from our financing activities. In return, Ping An Consumer Finance will pay deposit interests to us. For the General Services, Ping An Consumer Finance will pay service fees to us in respect of the provision of such services. For the guarantee service, our financing guarantee subsidiary will guarantee the repayment of the loans extended by Ping An Consumer Finance to its clients and, in return, Ping An Consumer Finance will pay guarantee service fees to our financing guarantee subsidiary. The precise scope of services, service fees calculation, payment terms and other details of the services arrangement will be agreed between the relevant parties separately based on the principles, and within the parameters provided, under the Ping An Consumer Finance Collaboration Agreement. The initial term of the Ping An Consumer Finance Collaboration Agreement commenced on the Listing Date and will end on December 31, 2025. Subject to compliance with Listing Rules and applicable laws and regulations, the Ping An Consumer Finance Collaboration Agreement may be renewed upon mutual consent by the parties.

In view of the increasing demand for the general services and the guarantee services under the Ping An Consumer Finance Collaboration Agreement, the Board expects that the original annual caps would not be sufficient to meet the expected demand. On July 17, 2025, the Company and Ping An Consumer Finance entered into the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement to revise the annual caps for the General services and the guarantee services for the year ending December 31, 2025 under the Ping An Consumer Finance Collaboration Agreement. Details of which are set out in the announcement and circular of the Company dated July 18, 2025 and September 4, 2025, respectively.

The 2025 Ping An Consumer Finance Collaboration Supplemental Agreement expired on December 31, 2025. On November 26, 2025, the Company entered into an agreement with Ping An Consumer Finance to renew the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement (the "**2026 Ping An Consumer Finance Collaboration Agreement**"). The Ping An Consumer Finance collaboration agreement has a term of three years commencing on January 1, 2026. The term for the period from January 1, 2026 to December 31, 2026 has been approved by the Board and the Shareholders. Further details of the 2026 Ping An Consumer Finance Collaboration Agreement are set out in the announcement of the Company dated November 26, 2025 and the circular dated December 3, 2025.

7. **The Insurance Agency Collaboration Agreement**

    Ping An Insurance Agency became a subsidiary of the Company on March 29, 2024. Pursuant to the collaboration agreement dated October 27, 2022 (the "**Insurance Agency Collaboration Agreement**") entered into between Ping An Insurance Agency and Ping An Health Insurance (a subsidiary of Ping An Insurance), Ping An Health Insurance agreed to engage Ping An Insurance Agency to act as its agent to sell selected insurance products from November 1, 2022 to October 31, 2025 and, in return, Ping An Health Insurance shall pay agency fees to Ping An Insurance Agency. On July 17, 2025, Ping An Insurance Agency entered into a supplemental agreement to the Insurance Agency Collaboration Agreement (the "**2025 Insurance Agency Collaboration Agreement**") with Ping An Health Insurance to extend the expiry date of the Insurance Agency Collaboration Agreement from October 31, 2025 to December 31, 2025. Since Ping An Health Insurance is a connected person of the Company and upon signing of the 2025 Insurance Agency Collaboration Agreement, as the highest applicable percentage ratio in respect of the annual cap for the year ending December 31, 2025 exceeds 0.1% but is less than 5%, the transactions for the year ending December 31, 2025 contemplated thereunder are subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules, but exempt from the independent Shareholders' approval requirement under Chapter 14A of the Listing Rules. Details of the transaction are set out in the announcement of the Company dated July 17, 2025.

Directors' Report (Continued)

The below table summarizes the annual cap and the actual annual transaction amount for the year ended December 31, 2025 in respect of the Company's continuing connected transactions with Ping An Insurance, its subsidiaries and/or its associates:

	Annual cap for the year ended December 31, 2025	Actual annual transaction amount for the year ended December 31, 2025
	(RMB in million)	
Continuing connected transactions		
1. Property Leasing Framework Agreement		
Total value of right-of-use asset relating to the leases with certain subsidiaries and associates of Ping An Insurance entered into by us as lessee	401.9	143.3
2. Provision of Services and Products Framework Agreement		
Fees paid or payable by certain subsidiaries and associates of Ping An Insurance to us	2,737.3	975.8
3. Services and Products Purchasing Framework Agreement		
Fees paid or payable by us to certain subsidiaries and associates of Ping An Insurance	4,537.8	1,211.8
4. Financial Services Framework Agreement		
Deposit Services		
Maximum daily balance of the principal amount of deposits placed by us with certain subsidiaries of Ping An Insurance	12,000.0	9,462.5
Interest income received or receivable by us from certain subsidiaries of Ping An Insurance	180.0	100.7
Debt Financing Services		
Maximum daily balance of outstanding principal amount of debt financing provided by us to certain subsidiaries of Ping An Insurance	3,000.0	1,500.0
Income received or receivable by us from certain subsidiaries of Ping An Insurance for debt financing	183.0	10.7
Wealth Management Services		
Maximum daily balance of total investment products and services purchased by us from certain subsidiaries of Ping An Insurance	29,000.0	6,026.1
Investment income received or receivable by us	1,506.0	106.7

	Annual cap for the year ended December 31, 2025	Actual annual transaction amount for the year ended December 31, 2025
	(RMB in million)	
Derivative Products Services		
Maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products purchased by us from certain subsidiaries of Ping An Insurance	**18,000.0**	**—**
Interbank Services		
Maximum daily balance of interbank deposits placed by us with certain subsidiaries of Ping An Insurance	**15,000.0**	**4,982.2**
Interest income received or receivable by us from certain subsidiaries of Ping An Bank for the interbank deposits	**130.6**	**42.3**
Maximum daily balance of interbank placements by certain subsidiaries of Ping An Insurance with us	**3,500.0**	**9.1**
Interest paid or payable by us on the interbank placements to certain subsidiaries of Ping An Insurance	**157.5**	**—**
5. Services Purchasing Agreement		
Fees paid or payable by us to Ping An Insurance	**35.25**[1]	**33.25**
6. Ping An Consumer Finance Collaboration Agreement		
Shareholder Deposit Services		
Maximum daily balance of principal amount of deposits placed by us with Ping An Consumer Finance	**9,500.0**	**5,000.0**
Interest income received or receivable by us from Ping An Consumer Finance	**332.5**	**117.0**
General Services		
Fees paid or payable by Ping An Consumer Finance to us	**1,835.0**[2]	**1,663.2**
Guarantee Services		
Maximum monthly average balance of principal amount guaranteed by us for the clients of Ping An Consumer Finance	**18,164.0**[2]	**14,180.7**
Guarantee service fees received or receivable by us from Ping An Consumer Finance	**1,147.0**[2]	**960.3**
7. Insurance Agency Collaboration Agreement		
Agency fees received or receivable by us from Ping An Health Insurance	**29.9**	**25.4**

Directors' Report (Continued)

(1) The annual cap included the value added tax. For further details of the 2025 Services Purchasing Agreement, please refer to the Company's announcement dated May 9, 2025.

(2) On July 17, 2025, in view of the increasing demand for the General Services and the guarantee services under the Ping An Consumer Finance Collaboration Agreement, the Board expects that the original annual caps would not be sufficient to meet the expected demand and the Company has revised the annual caps for the General Services and the guarantee services for the year ending December 31, 2025 under the Ping An Consumer Finance Collaboration Agreement. Details of the revision are set out in the announcement of the Company dated July 18, 2025 and the circular of the Company dated September 4, 2025.

Waiver Applied for under the Listing Rules

In respect of the continuing connected transactions disclosed in the section headed "Connected Transactions" in the Listing Document and listed above, the Stock Exchange has granted a waiver from strict compliance with (where applicable) the announcement, circular and independent Shareholders' approval requirements set out under Chapter 14A of the Listing Rules for such continuing connected transactions provided that the total amount of the relevant transactions for each of the three years ending December 31, 2025 will not exceed the relevant annual caps as set out above. For further details, see the section headed "Connected Transactions" in the Listing Document.

Confirmation from Independent Non-executive Directors

Pursuant to Rule 14A.55 of the Listing Rules, all independent non-executive Directors have reviewed the continuing connected transactions and have confirmed that such continuing connected transactions were:

(1) entered into in the ordinary and usual course of business of the Group;

(2) conducted on normal commercial terms or better terms; and

(3) carried out pursuant to the agreements of relevant transactions, the terms of which are fair and reasonable; and in the interests of Shareholders and the Company as a whole.

Confirmations from the Company's Independent Auditor

Pursuant to Rule 14A.56 of the Listing Rules, the Company's external auditor, EY, was engaged to report on the Group's continuing connected transactions. The Company's external auditor, EY, has provided a letter to the Board and have confirmed that in respect of the continuing connected transactions:

(1) nothing has come to the auditor's attention that causes them to believe that the disclosed continuing connected transactions have not been approved by the Board;

(2) for transactions involving the provision of goods or services by the Group, nothing has come to the auditor's attention that causes them to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Group;

(3) nothing has come to the auditor's attention that causes them to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and

(4) with respect to the aggregate amount of each of the continuing connected transactions (other than those transactions with the Consolidated Affiliated Entities under the Contractual Arrangements), nothing has come to the auditor's attention that causes them to believe that the disclosed continuing connected transactions have exceeded the annual cap as set by the Company.

Other Connected Transactions

Set out below is a summary of the other connected transactions of the Group entered into during the Reporting Period up to date of this report as announced by the Company.

(1) The Assets Transfer Agreement

On July 21, 2025, Ping An Consumer Finance and Shenzhen China Merchants Ping An Asset Management Co., Ltd. ("**Shenzhen China Merchants Ping An Asset Management**") (being the winner of the public bidding process) entered into an assets transfer agreement, pursuant to which Ping An Consumer Finance has conditionally agreed to transfer the creditor's rights assets related to various non-performing debts with the aggregate principal balance and interest totaling approximately RMB468.74 million as of April 2, 2025, to Shenzhen China Merchants Ping An Asset Management for the consideration of RMB36.44 million. Since Shenzhen China Merchants Ping An Asset Management is a connected person of the Company and as all applicable percentage ratios in respect of the said transfer exceed 0.1% but are less than 5%, the transfer is subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules, but is exempt from the independent Shareholders' approval requirement under Chapter 14A of the Listing Rules. Details of the transaction is set out in the announcement of the Company dated July 21, 2025.

(2) 2026 Account Management Framework Agreement

On November 26, 2025, the Company and Ping An Property & Casualty entered into an account management framework agreement (the "**2026 Account Management Framework Agreement**"), pursuant to which Ping An Property & Casualty will entrust the Group to manage the accounts of customers in its credit guarantee insurance business. The Group shall manage the accounts of Ping An Property & Casualty's clients, assist Ping An Property & Casualty in debt recovery through overdue asset recovery, assist Ping An Property & Casualty with custody cancellation and other related custody procedures, and provide other ancillary services related to account management. Since Ping An Property & Casualty is a connected person of the Company and upon signing of the 2026 Account Management Framework Agreement, as one or more applicable percentage ratios in respect of the proposed annual cap for the 2026 Account Management Framework Agreement exceed 5%, the proposed transactions contemplated thereunder are subject to the reporting, announcement, circular (including the advice of the Independent Financial Adviser) and independent shareholders' approval requirements under Chapter 14A of the Listing Rules. The 2026 Account Management Framework Agreement and the transactions contemplated thereunder was approved at the extraordinary general meeting held on December 29, 2025. Details of the transaction is set out in the announcement of the Company dated November 26, 2025 and the circular dated December 3, 2025.

Save as disclosed in this Annual Report and the section headed "Connected Transactions" in the Listing Document, during the Reporting Period, the Company had no other connected transactions or continuing connected transactions which are required to be disclosed in accordance with the provisions under Chapter 14A of the Listing Rules.

Details of related party transactions are set out in Note 47 to the consolidated financial statements and the announcement of the Company dated February 15, 2026 in relation to, among others, historical connected transactions. Save as otherwise disclosed, the related party transactions described in the aforementioned note do not constitute connected transactions or continuing connected transactions which are required to be disclosed in accordance with the provisions under Chapter 14A of the Listing Rules. Save as otherwise disclosed by the Company, the Company had complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules with respect to the connected transactions or continuing connected transactions during the Reporting Period.

Contractual Arrangements

As disclosed in the section headed "Contractual Arrangements" in the Listing Document, the Group conducts certain businesses through the Consolidated Affiliated Entities in the PRC. The Group does not hold any equity interests in the Consolidated Affiliated Entities. The contractual arrangements (the "**Contractual Arrangements**") among the VIEs, the WFOE Entities and their Registered Shareholders, including Ping An Financial Technology, enable the Group to (i) receive substantially all of the economic benefits from the Consolidated Affiliated Entities in consideration for the services provided by the WFOEs to the VIEs; (ii) exercise effective control over the Consolidated Affiliated Entities through the VIEs; and (iii) hold an exclusive option to purchase all or part of the equity interests and/or assets in the VIEs when and to the extent permitted by PRC laws. For details of the Contractual Arrangements, see Note 2 to the consolidated financial statements. For the risks relating to the Contractual Arrangements, see section headed "Risks relating to Our Corporate Structure" in this Annual Report.

In order to comply with PRC laws, regulations and regulatory requirements, we have gained control over our Consolidated Affiliated Entities by entering into a series of Contractual Arrangements in March 2015 and November 2018 and further amended the Contractual Arrangements in February 2023. We gained control over (i) Shenzhen Lufax Enterprise Management and its subsidiaries by entering into a series of Contractual Arrangements through Lufax (Shenzhen) Technology, the Registered Shareholders and the individual shareholders of Xinjiang Tongjun Equity Investment Limited Partnership, Shanghai Lanbang Investment Limited Liability Company and Linzhi Jinsheng Investment Management Limited Partnership (the "**Individual Shareholders**"), (ii) Shanghai Xiongguo and its subsidiaries by entering into a series of Contractual Arrangements through Weikun (Shanghai) Technology, the Registered Shareholders and the Individual Shareholders, (iii) Chongqing Exchange and its subsidiaries by entering into a series of Contractual Arrangements through Chongqing Chongjinsuo, the direct shareholder of Chongqing Exchange (the "**Direct Shareholders**"), the Registered Shareholders and the Individual Shareholders, (iv) Shanghai Huikang and its subsidiaries by entering into a series of Contractual Arrangements through Weikun (Shanghai) Technology, Shanghai Xiongguo, the Registered Shareholders and the Individual Shareholders, (v) Shanghai Lufax and its subsidiaries by entering into a series of Contractual Arrangements through Weikun (Shanghai) Technology, Shanghai Xiongguo, Shanghai Huikang, the Registered Shareholders and the Individual Shareholders, and (vi) XSBN Mercantile by entering into a series of Contractual Arrangements through Weikun (Shanghai) Technology,

Shanghai Xiongguo, Shanghai Huikang, the Registered Shareholders and the Individual Shareholders. In October 2023, as part of the business restructuring, the Group disposed its interest in XSBN Mercantile to Independent Third Parties and terminated the Contractual Arrangements in relation to XSBN Mercantile. Income contributed by the Consolidated Affiliated Entities and their subsidiaries accounted for 0.8%, 1.8% and 1.0% of the Group's total income for 2023, 2024 and 2025, respectively. As of the date of this Annual Report, we have begun the winding down of our online wealth management business.

Directors' Report (Continued)

The following simplified diagram illustrates the flow of economic benefits from the VIEs to the Group under the Contractual Arrangements as of December 31, 2025:


The Company(1)
Gem Blazing Limited
(Cayman Islands)
Wincon Hong Kong
Investment Company Limited
(Hong Kong)
Offshore
Onshore
100%
100%
Chongqing Chongjinsuo
(WFOE Entity)
100%
Lufax (Shenzhen) Technology
(WFOE Entity)
Weikun (Shanghai) Technology
(WFOE Entity)
Shenzhen Lufax Enterprise
Management(2) (VIE)
and its subsidiaries(5)
Shanghai Xiongguo(2)
(VIE)
and its subsidiaries(5)
100%
100%
CJS
(VIE)
and its subsidiaries
(including CQYZS)(5)
Shenzhen Lufax Internet
Information (VIE)
and its subsidiaries(5)
Shanghai
Huikang
(VIE)
Shanghai Lufax (VIE)
and its subsidiaries
(including Ping An
Huifu)(5)

Notes:

(1) The Company primarily operates its businesses through its subsidiaries in the PRC. For simplicity, the above diagram includes the Company's subsidiaries related to the Contractual Arrangements only.

(2) Each of Shanghai Xiongguo and Shenzhen Lufax Enterprise Management is owned by Ping An Financial Technology, Xinjiang Tongjun Equity Investment Limited Partnership, Shanghai Lanbang Investment Limited Liability Company and Linzhi Jinsheng Investment Management Limited Partnership (the "**Registered Shareholders**") as to 49.99%, 29.55%, 18.29% and 2.17%, respectively.

(3) "—>" denotes legal ownership.

(4) "- - - - -" denotes the contractual relationships among the WFOE Entities, the VIEs and the Registered Shareholders:

    (a) provision of business support and technical and consulting services by the WFOE Entities to the VIEs pursuant to the exclusive business cooperation agreements;

    (b) the payment of service fees by the VIEs to the WFOE Entities, which represents the flow of economic benefits from the VIEs to the WFOE Entities, pursuant to the exclusive business cooperation agreements;

    (c) the WFOE Entities' control over the VIEs through the voting proxy agreement to exercise all shareholders' rights of the Registered Shareholders in the VIEs;

    (d) the WFOE Entities' exclusive options to acquire all or part of the equity interests in the VIEs; and

    (e) share pledges provided by the Registered Shareholders over the equity interests in the VIEs in favor of the WFOE Entities.

Summary of the Material Terms of the Contractual Arrangements

A description of each of the specific agreements that comprise the Contractual Arrangements is set out below.

Exclusive Business Cooperation Agreements

Under each of the exclusive business cooperation agreements between the relevant WFOE Entity and the relevant VIE (the "**Exclusive Business Cooperation Agreements**"), the relevant WFOE Entity has the exclusive right to provide the relevant VIE with complete business support and technical and consulting services, which include, but are not limited to, technical services, network support, business consultations, equipment or leasing, marketing consultancy, system integration, product research and development, and system maintenance.

Without the relevant WFOE Entity's prior written consent, the relevant VIE shall not accept any consulting and/or services covered by the relevant Exclusive Business Cooperation Agreement from any third party. The VIEs agreed to pay service fees based on services provided and market conditions on a quarterly basis. The WFOE Entities own the intellectual property rights arising out of the services performed under the Exclusive Business Cooperation Agreements. Unless the WFOE Entities terminate the Exclusive Business Cooperation Agreements or pursuant to other provisions of the Exclusive Business Cooperation Agreements, the Exclusive Business Cooperation Agreements will remain effective for ten years and will be automatically renewed for another five years unless terminated by the WFOE Entities with 30 days' advance written notice.

Exclusive Asset Option Agreements

Under each of the exclusive asset option agreements entered into between the relevant WFOE Entity, the relevant VIE, the relevant Direct Shareholder (if applicable), the Registered Shareholders and the Individual Shareholders (the "**Exclusive Asset Option Agreements**"), the relevant VIE, relevant Direct Shareholder (if applicable), Registered Shareholders and Individual Shareholders have irrevocably and unconditionally granted the relevant WFOE Entity or any third party designated by such WFOE Entity an irrevocable and exclusive option to purchase all or part of their respective assets in the relevant VIE at the WFOE Entity's sole and absolute discretion. The purchase price of assets in the VIEs will be the higher of (i) the net book value of the assets to be purchased and (ii) the lowest price permitted by applicable PRC laws. Without the relevant WFOE Entity's prior written consent, the relevant VIE shall not, among other things, in any manner supplement, change or amend their articles of association, increase or decrease the registered capital, sell, transfer, mortgage or dispose of or allow any encumbrance of security interest on their assets, business or revenue, enter into any material contract outside the ordinary course of business, consolidate with, acquire or invest in any person or distribute dividends. The Exclusive Asset Option Agreements will remain effective for ten years and will be automatically renewed for another five years unless terminated by the WFOE Entities with 30 days' advance written notice.

Exclusive Equity Interest Option Agreements

Under each of the exclusive equity interest option agreements entered into between the relevant WFOE Entity, the relevant VIE, the relevant Direct Shareholder (if applicable), the Registered Shareholders and the Individual Shareholders (the "**Exclusive Equity Interest Option Agreements**"), the Registered Shareholders or the relevant Direct Shareholder (as applicable) have irrevocably and unconditionally granted the relevant WFOE Entity or any third party designated by such WFOE Entity an irrevocable and exclusive option to purchase all or part of their respective equity interests in the relevant VIE at the WFOE Entity's sole and absolute discretion. The purchase price of equity interests in the relevant VIE will be the higher of (i) the total capital contribution to the registered capital of the relevant VIE multiplied by the percentage of equity interests in such VIE purchased, (ii) the amount of loan (including the principal and interest) provided by the relevant WFOE Entity to the Registered Shareholders or the relevant Direct Shareholder (as applicable) multiplied by the percentage of equity interests in such VIE purchased, if applicable, and (iii) the lowest price permitted by applicable PRC laws. Without the relevant WFOE Entity's prior written consent, the relevant VIE shall not, among other things, (i) in any manner supplement, change or amend their articles of association; (ii) increase or decrease the registered capital; (iii) sell, transfer, mortgage or dispose of or allow any encumbrance of security interest on their assets, business or revenue (other than the financial service transactions conducted in the ordinary course of business); (iv) enter into any material contract which carries a value exceeding RMB100,000 outside the ordinary course of business; (v) merge, consolidate with, acquire or invest in any person or sell assets with a value higher than RMB100,000 outside the ordinary course of business; (vi) distribute dividends; (vii) incur, inherit, guarantee or allow the existence of any debt, except for debts incurred in the ordinary course of business other than through loans; or (viii) provide any person with any loan or credit or guarantee in any form outside the ordinary course of business. The Registered Shareholders, the Individual Shareholders and the relevant Direct Shareholder (if applicable) also undertake that, among others, they will not sell, transfer, mortgage or otherwise dispose of any legal or beneficial interest of their respective equity interests in the VIEs to any third party or allow any encumbrance of any security interest on their equity interests within the term of these agreements. The Exclusive Equity Interest Option Agreements will remain effective for ten years and will be automatically renewed for another five years unless terminated by the WFOE Entities with 30 days' advance written notice.

Share Pledge Agreements

Under each of the share pledge agreements entered into between the relevant WFOE Entity, the relevant VIE, the relevant Direct Shareholder (if applicable), the Registered Shareholders and the Individual Shareholders (the "**Share Pledge Agreements**"), each of the Registered Shareholders or relevant Direct Shareholder (as applicable) has pledged all its equity interest in the relevant VIE to the relevant WFOE Entity as collateral security for the prompt and complete performance of their respective obligations under the relevant Exclusive Business Cooperation Agreement,

Voting Proxy Agreement, Exclusive Asset Option Agreement, Exclusive Equity Interest Option Agreement and Letters of Undertakings (the "**Cooperation Agreements**"). If the relevant VIE or any of the Registered Shareholders, Individual Shareholders and relevant Direct Shareholder (if applicable) breach any obligations under the Cooperation Agreements, the relevant WFOE Entity, as a pledgee, will be entitled to dispose of the pledged equity interests and have priority to be compensated by the proceeds from the disposal of the pledged equity interests. The pledges contemplated under the Share Pledge Agreements constitute the first-priority security interests in the pledged equity interest. Each of the Registered Shareholders or relevant Direct Shareholder (as applicable) agreed that before its obligations under the Contractual Arrangements are discharged, it will not transfer the pledged equity interests or place or permit the existence of any security interest or other encumbrance on property rights that may affect on the relevant pledgee's rights and interests in the pledged equity interests under the relevant Share Pledge Agreement without the prior written consent of the relevant WFOE Entity. The Share Pledge Agreements will remain effective until the VIEs, the Direct Shareholders (if applicable), the Registered Shareholders and Individual Shareholders fully discharge their obligations under the Contractual Arrangements. We completed the registration of the Share Pledge Agreement in relation to Shenzhen Lufax Enterprise Management, Shanghai Xiongguo, Shanghai Huikang, Shanghai Lufax and CJS with the relevant office of the Administration for Market Regulation of China in 2015 and 2019. In light of the amendments to the Contractual Arrangements, we completed the registration of each of the Share Pledge Agreements in relation to Shanghai Xiongguo, Shanghai Huikang and Shanghai Lufax by the end of January 2024.

Voting Proxy Agreements

Under each of the voting proxy agreements entered into between the relevant WFOE Entity, the relevant VIE, the relevant Direct Shareholder (if applicable), the Registered Shareholders and the Individual Shareholders (the "**Voting Proxy Agreements**"), each of the Registered Shareholders or relevant Direct Shareholder (as applicable) authorizes (i) the relevant WFOE Entity; (ii) any directors authorized by the relevant WFOE Entity and their successors; and (iii) any liquidator replacing the directors of the relevant WFOE Entity, to exercise on behalf of such Registered Shareholders or relevant Direct Shareholder (as applicable) all of their rights as shareholders of the relevant VIE, including but not limited to the right to propose, convene and attend shareholder meetings on its behalf, the right to appoint legal representative (chairman), directors, supervisors and chief executive officers (or general manager) and other senior management, and the right to sell, transfer, pledge or dispose of all or a portion of the shares in part or in whole held by it. The Voting Proxy Agreements are irrevocable and remains in force continuously upon execution.

Letters of Undertakings

Under the letters of undertakings given by each of the Individual Shareholders (the "**Letters of Undertakings**"), each of the Individual Shareholder has separately irrevocably undertaken, in the event of his or her death or loss of capacity or any other events that could possibly affect his or her capacity to fulfill his or her obligations under the Contractual Arrangements, that he or she will unconditionally transfer his or her equity interest in the VIEs to the WFOE Entities or any person designated by the WFOE Entities and such transferee will assume all of his or her rights and obligations as such under the Contractual Arrangements. Each Individual Shareholder represents that his or her spouse has no ownership interest in his or her equity interest in the VIEs. Each Individual Shareholder further represents that, he or she will not, commit any conduct or omission that is contrary to the purpose and intention of the Contractual Arrangements, that leads or may lead to any conflict of interest between the VIEs and the Group, and that if, during his or her performance of the Contractual Arrangements, there is a conflict of interest between himself or herself and the Group, he or she will protect the legal interests of the WFOE Entities under the Contractual Arrangements and follow the instructions of the Company.

Confirmation from the Spouses of the Individual Shareholders

The spouse of each of the Individual Shareholders signed a spousal consent letter (the "**Spousal Consent Letter**"). Under the Spousal Consent Letter, each signing spouse respectively agreed that he or she was aware of the equity interest beneficially owned by his or her spouse in the VIEs and the Contractual Arrangements in connection with such equity interest. Each signing spouse confirmed and irrevocably undertook that he or she does not have any equity interest in the VIEs and committed not to impose any adverse assertions upon his or her spouse's respective equity interest. Each signing spouse further confirmed that such equity interest may be disposed of pursuant to the Contractual Arrangements and committed that he or she will take all necessary measures for the performance of those arrangements.

Waiver Applied for under the Listing Rules

In respect of the Contractual Arrangements, we have applied to the Stock Exchange for, and the Stock Exchange has granted, a waiver from strict compliance with (i) the announcement and independent Shareholders' approval requirements under Chapter 14A of the Listing Rules in respect of the transactions contemplated under the Contractual Arrangements pursuant to Rule 14A.105 of the Listing Rules, (ii) the requirement of setting an annual cap for the transactions under the Contractual Arrangements under Rule 14A.53 of the Listing Rules, and (iii) the requirement of limiting the term of the Contractual Arrangements to three years or less under Rule 14A.52 of the Listing Rules, for so long as the Shares are listed on the Stock Exchange, subject, however, to the following conditions:

(a) no change without independent non-executive Directors' approval;

(b) no change without independent Shareholders' approval save as described in paragraph (d) below;

(c) the Contractual Arrangements shall continue to enable the Group to receive the economic benefits derived by the Consolidated Affiliated Entities;

(d) on the basis that the Contractual Arrangements provide an acceptable framework for the relationship between the Company and its subsidiaries in which the Company has shareholding, on the one hand, and the Consolidated Affiliated Entities, on the other hand, such framework may be renewed and/or reproduced without an announcement, circular, or obtaining the approval of the Shareholders (i) upon the expiry of the existing arrangements, (ii) in connection with any changes to the shareholders or directors of, or of their shareholdings in, the Consolidated Affiliated Entities, or (iii) in relation to any existing, new or acquired wholly foreign-owned enterprise or operating company (including branch company) engaging in a business similar or relating to those of the Group; and

(e) the Company will disclose details relating to the Contractual Arrangements on an ongoing basis.

For further details of the above conditions, see the section headed "Connected Transactions" in the Listing Document.

Confirmation from the Independent Non-Executive Directors

All independent non-executive Directors have reviewed the Contractual Arrangements and have confirmed that during the Reporting Period (i) the transactions carried out during such period have been entered into in accordance with the relevant provisions of the Contractual Arrangements, (ii) no dividends or other distributions have been made by the Consolidated Affiliated Entities to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group, (iii) no new contracts was entered into, renewed or reproduced between the Group and the Consolidated Affiliated Entities in respect of the Contractual Arrangements, and (iv) the Contractual Arrangements are fair and reasonable, or advantageous to the Shareholders, so far as the Group is concerned and in the interests of the Company and the Shareholders as a whole.

Confirmations from the Company's Independent Auditor

Pursuant to Rule 14A.56 of the Listing Rules, the Company's external auditor, EY, was engaged to report on the Contractual Arrangements. The Company's external auditor, EY, has provided a letter to the Board and have confirmed that in respect of the Contractual Arrangements:

(1)   nothing has come to the auditor's attention that causes them to believe that the transactions under the Contractual Arrangements have not been approved by the Board;

(2)   nothing has come to the auditor's attention that causes them to believe that the transactions under the Contractual Arrangements were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and

(3)   with respect of the disclosed continuing connected transactions with the Consolidated Affiliated Entities under the contractual arrangements, nothing has come to the auditor's attention that causes them to believe that dividends or other distributions have been made by the Consolidated Affiliated Entities to the holders of the equity interests of the Consolidated Affiliated Entities owned and controlled by the Group under the Contractual Arrangements which are not otherwise subsequently assigned or transferred to the Group.

Operations in Compliance with the Contractual Arrangements

As disclosed in the section headed "Contractual Arrangements" in the Listing Document, the Company has adopted measure to ensure legal and regulatory compliance and to ensure the sound and effective operation of the Group and the implementation of the Contractual Arrangements. The Board has reviewed the overall performance of and compliance with the Contractual Arrangements for the Reporting Period and, to the best knowledge of the Directors, the Contractual Arrangements have been in compliance with applicable laws and regulations during the Reporting Period.

Disclosure of Interests

Interests and Short Positions of the Directors and Chief Executives of the Company in the Shares, Underlying Shares and Debentures of the Company and its Associated Corporations

As of December 31, 2025, so far as is known to the Directors, the interests and/or short positions (as applicable) of the Directors and the chief executives of the Company in the Shares, underlying Shares and debentures of the Company and its associated corporations, within the meaning of Part XV of the SFO, which were required to be

Directors' Report (Continued)

notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and/or short positions (as applicable) which he/she is taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be recorded in the register referred to therein, or which were required, pursuant to the 'Model Code for Securities Transactions by Directors of Listed Issuers' as set out in Appendix C3 to the Listing Rules, to be notified to the Company and the Stock Exchange, were as follows:

Interest in Shares or Underlying Shares of the Company

Name of director	Nature of interest	Number of Shares and/or Shares underlying outstanding options and/or unvested performance share units granted[1]	Approximate percentage of shareholding interest[1]	Long position/ Short position
Mr. Yong Suk CHO (趙容奭)	Beneficial interest	513,575[2]	0.03%	Long position

Notes:

(1) The calculation is based on the total number of 1,733,377,784 Shares issued and outstanding as of December 31, 2025 (excluding the Pre-IPO Treasury shares held by the Company, which comprised the Shares underlying the ADSs repurchased by the Company pursuant to the share repurchase programs and Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the Company's Share Incentive Plans). For purposes of this table, the ADS to Share ratio of every one ADS represents two Shares, which has become effective since December 15, 2023, applies.

(2) This represents the aggregate of (i) 13,575 Shares to be issued upon vesting of the performance share units held by Mr. Yong Suk CHO under the 2019 Performance Share Unit Plan, and (ii) 500,000 Shares to be issued upon exercise of the options held by Mr. Yong Suk CHO under the 2014 Share Incentive Plan, as of December 31, 2025.

Interest in Associated Corporation

Name of director	Nature of interest	Name of Associated corporation	Class of shares	Number of shares interested[1]	Approximate percentage of shareholding interest in the relevant class of shares[1]	Long position/ Short position
Mr. Yonglin XIE (謝永林)	Beneficial owner and other[2]	Ping An Insurance	A shares	3,004,804[2]	0.03%	Long position
	Other[3]	Ping An Insurance	H shares	703,288[3]	0.01%	Long position
Ms. Xin FU (付欣)	Beneficial owner and other[4]	Ping An Insurance	A shares	277,099[4]	0.00%	Long position
	Other[5]	Ping An Insurance	H shares	434,131[5]	0.01%	Long position
Mr. Shibang GUO (郭世邦)	Other[6]	Ping An Insurance	A shares	14,108[6]	0.00%	Long position
	Other[7]	Ping An Insurance	H shares	225,373[7]	0.00%	Long position
Mr. Dicky Peter YIP (葉迪奇)	Beneficial Owner	Ping An Insurance	H shares	3,000	0.00%	Long position

(1) The calculation is based on the number of 7,447,576,912 H shares issued and 10,660,065,083 A shares issued as of December 31, 2025 of Ping An Insurance.

(2) This represents the aggregate of 3,004,804 A shares of Ping An Insurance granted to Mr. Yonglin XIE, including 1,781,526 A shares vested to Mr. Yonglin XIE pursuant to the Key Employee Share Purchase Plan of Ping An Insurance and 1,223,278 A shares granted to Mr. Yonglin XIE as part of his payroll under the Long-term Service Plan of Ping An Insurance, an associated corporation of the Company. The 1,223,278 A shares are held by a trust and will be vested upon his retirement subject to certain conditions.

(3) This represents 703,288 H shares of Ping An Insurance granted to Mr. Yonglin XIE under the Long-term Service Plan of Ping An Insurance, an associated corporation of the Company. The shares are held by a trust and will be vested upon his retirement subject to certain conditions.

(4) This represents the aggregate of 277,099 A shares of Ping An Insurance granted to Ms. Xin FU, including 137,206 A shares vested to Ms. Xin FU pursuant to the Key Employee Share Purchase Plan of Ping An Insurance and 139,893 A shares granted to Ms. Xin FU as part of her payroll under the Long-term Service Plan of Ping An Insurance, an associated corporation of the Company. The 139,893 A shares are held by a trust and will be vested upon her retirement subject to certain conditions.

(5) This represents 434,131 H shares of Ping An Insurance granted to Ms. Xin FU under the Long-term Service Plan of Ping An Insurance, an associated corporation of the Company. The shares are held by a trust and will be vested upon her retirement subject to certain conditions.

(6) This represents 14,108 A shares of Ping An Insurance granted to Mr. Shibang GUO as part of his payroll under the Long-term Service Plan of Ping An Insurance, an associated corporation of the Company. The shares are held by a trust and will be vested upon his retirement subject to certain conditions.

(7) This represents 225,373 H shares of Ping An Insurance granted to Mr. Shibang GUO under the Long-term Service Plan of Ping An Insurance, an associated corporation of the Company. The shares are held by a trust and will be vested upon his retirement subject to certain conditions.

Save as disclosed above, as of December 31, 2025, so far as is known to the Directors, none of the Directors or the chief executives of the Company had or were deemed to have an interest and/or short position (as applicable) in the Shares, underlying Shares or debentures of the Company or any interests and/or short positions (as applicable) in the Shares, underlying Shares or debentures of the Company's associated corporations (within the meaning of Part XV of the SFO) which (i) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein or (iii) were required, pursuant to the 'Model Code for Securities Transactions by Directors of Listed Issuers' as set out in Appendix C3 to the Listing Rules, to be notified to the Company and the Stock Exchange.

Interests and Short Positions of the Substantial Shareholders in Shares and Underlying Shares of the Company

As of December 31, 2025, the following persons (other than the Directors and chief executives of the Company whose interests have been disclosed in this Annual Report), had interests or short positions in the Shares and underlying Shares which were required to be disclosed to the Company and the Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name of shareholder	Capacity/Nature of interest	Number of Shares	Approximate percentage of shareholding interest[1]	Long position/ Short position
An Ke Technology[2]	Beneficial owner	764,894,583	44.13%	Long position
Ping An Overseas Holdings[2]	Beneficial owner	393,795,905	22.72%	Long position
Ping An Financial Technology[2]	Interest in controlled corporations	764,894,583	44.13%	Long position
Ping An Insurance[2]	Interest in controlled corporations	1,158,690,488	66.85%	Long position
Tun Kung Company Limited[3]	Beneficial interest	119,034,497	6.87%	Long position
		40,000,000	2.31%	Short position
Tongjun Investment Company Limited[3]	Interest in controlled corporations	119,034,497	6.87%	Long position
		40,000,000	2.31%	Short position
Mr. Wenwei DOU[3]	Interest in controlled corporations	119,034,497	6.87%	Long position
		40,000,000	2.31%	Short position
Ms. Wenjun WANG[3]	Interest in controlled corporations	119,034,497	6.87%	Long position
		40,000,000	2.31%	Short position

Notes:

(1)   The calculation is based on the total number of 1,733,377,784 Shares issued and outstanding as of December 31, 2025 (excluding the Pre-IPO Treasury Shares held by the Company, which comprised the Shares underlying the ADSs repurchased by the Company pursuant to the share repurchase programs and Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the Company's Share Incentive Plans).

(2)   Represents 764,894,583 Shares held by An Ke Technology and 393,795,905 Shares held by Ping An Overseas Holdings. An Ke Technology is a wholly owned subsidiary of Ping An Financial Technology which is wholly owned by Ping An Insurance. Ping An Overseas Holdings is a direct wholly-owned subsidiary of Ping An Insurance. Ping An Financial Technology is deemed to be interested in the 764,894,583 Shares held by An Ke Technology. Ping An Insurance is deemed to be interested in the 764,894,583 Shares held by An Ke Technology and 393,795,905 Shares held by Ping An Overseas Holdings.

We issued the Ping An Convertible Promissory Notes in an aggregate principal amount of US$1,953.8 million to Ping An Overseas Holdings and An Ke Technology. As of December 31, 2025, 50% of the outstanding principal amount of the Ping An Convertible Promissory Notes had been redeemed and the remaining 50% outstanding Ping An Convertible Promissory Notes which had not been redeemed can be converted, in whole or in part, into the Shares (or the ADSs) at any time from April 30, 2026 until the date which is five business days before (and excluding) October 8, 2026, at an initial conversion price of US$14.8869 per ordinary share subject to certain adjustments as set forth in the terms and conditions of each of the Ping An Convertible Promissory Notes. In the first half of 2024, the Board and Shareholders approved a special dividend of US$1.21 per Share or US$2.42 per ADS out of the Share Premium Account with the Scrip Dividend Scheme. Taking into account the Scrip Dividend Scheme in relation to the special dividend announced on June 12, 2024, the conversion price of the Ping An Convertible Promissory Notes had been adjusted to USD2.32 per share in accordance with the terms and conditions of the Ping An Convertible Promissory Notes as of December 31, 2025. As a result of the above adjustment to the conversion price, as of December 31, 2025, the Ping An Convertible Promissory Notes could be converted into an aggregate of 421,077,586 Shares, representing approximately 24.3% of the total issued and outstanding Shares as of the same date. see the section headed "Equity-Linked Agreements" in this Annual Report and the section headed "History and Corporate Structure — Major Shareholding Changes of the Company and Our Principal Subsidiaries — Shareholding changes of the Company — Convertible Promissory Notes Issued to Ping An Overseas Holdings and An Ke Technology" in the Listing Document.

(3)   The long position represents 119,034,497 Shares held by Tun Kung Company Limited, a BVI company, including, as of December 31,2025, the interest in 24,603,222 Shares which derives from ADSs. The short position represents 20,000,000 ADSs as of December 31,2025, which represent 40,000,000 Shares, pursuant to certain covered call arrangements by and among Tun Kung Company Limited, Goldman Sachs International, and Goldman Sachs (Asia) L.L.C. As of December 31, 2025, Tongjun Investment Company Limited owned 100% of the issued and outstanding share capital of Tun Kung Company Limited. Tongjun Investment Company Limited is a British Virgin Islands company. Each of the two individuals, Mr. Wenwei DOU and Ms. Wenjun WANG, as nominee shareholder, owns 50% of Tongjun Investment Company Limited's shares. Therefore, Tongjun Investment Company Limited, Mr. Wenwei DOU and Ms. Wenjun WANG are deemed to be interested in the Shares held by Tun Kung Company Limited.

Save as disclosed above, as of December 31, 2025, as far as is known to the Directors, no person, other than the Directors whose interests are set out in the section headed "Interests and Short Positions of the Directors and Chief Executives of the Company in the Shares, Underlying Shares and Debentures of the Company and its Associated Corporations" had or was deemed to have an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company and the Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO, or which were required to be recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

Management Contracts

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the Reporting Period.

Directors' Right to Acquire Shares or Debentures

Save as disclosed in this Annual Report, at no time during the Reporting Period, were rights to acquire benefits by means of the acquisition of Shares in or debentures of the Company granted to any Directors or their respective spouses or minor children, or were any such rights exercised by them; nor was the Company, any of its subsidiaries or fellow subsidiaries a party to any arrangement to enable the Directors to acquire such rights in any other corporations.

Permitted Indemnity Provision

In addition to the indemnities provisions as set out in Article 159 of the Articles of Association, directors' liability insurance is currently in place, and was in place during the Reporting Period, to protect the Directors of the Company against potential costs and liabilities arising from claims against them. A permitted indemnity provision (as defined in section 469 of the Companies Ordinance) for the benefit of the Directors is currently and was in force during the Reporting Period.

Sufficient Public Float

During the Reporting Period and up to the date of this Annual Report, based on the information that is publicly available to the Company and within the knowledge of the Directors, the Company has maintained the minimum public float to the extent permitted by the Stock Exchange.

Share Incentive Plans

The Company adopted the 2014 Share Incentive Plan in December 2014 and amended and restated it on April 12, 2023 to comply with Chapter 17 of the Listing Rules. The 2014 Share Incentive Scheme expired in December 2024. In addition, the Company adopted the 2019 Performance Share Unit Plan in September 2019 and amended and restated it on April 12, 2023 to comply with Chapter 17 of the Listing Rules. They have been subject to Chapter 17 of the Listing Rules since the Listing Date. For the avoidance of doubt, options and awards granted pursuant to the Share Incentive Plans prior to the Listing Date are not subject to the provisions of the Listing Rules. For details of the Share Incentive Plans, please see "Statutory and General Information - D. Share Incentive Plans" in Appendix IV to the Listing Document.

Options and PSUs Available for Grant under the Share Incentive Plans

The scheme mandate limit under the Share Incentive Plans is 45,644,803 Shares and the service provider sublimit under the Share Incentive Plans is 15,000,000 Shares.

As of the January 1, 2025, 12,696,663 Shares (equivalent to 6,348,331 ADSs based on the current ADS to Share ratio) were available for future grant under the scheme mandate limit under the 2019 Performance Share Unit Plan and 2,678,716 Shares (equivalent to 1,339,358 ADSs based on the current ADS to Share ratio) were available for future grant under the service provider sublimit under the Share Incentive Plans.

As of December 31, 2025, 12,710,339 Shares (equivalent to 6,355,169 ADSs) were available for future grant under the scheme mandate limit under the 2019 Performance Share Unit Plan and 2,679,316 Shares (equivalent to 1,339,658 ADSs) were available for future grant under the service provider sublimit under the 2019 Performance Share Unit Plan.

Maximum Number of Shares Available for Issue

The maximum aggregate number of Shares that may be issued in respect of the Share Incentive Plans is 9,659,252 Shares as of December 31, 2025, representing approximately 0.56% of the weighted average number of Shares issued and outstanding for the Reporting Period. No grant of options and awards under the Share Incentive Plans was made during the Reporting Period.

2014 Share Incentive Plan

Purpose

The purposes of the 2014 Share Incentive Plan are to promote long-term sustainable development of the Company and its Related Entities (as defined below), maximize the value for the Shareholders and achieve win-win situation among the Shareholders, the Company and the employees of the Company or its Related Entities.

Eligible Participants

The Company's Directors, officers, employees, service providers (the "**Service Provider Participants**") or employees of any entity directly or indirectly controlling or controlled by the Company through voting or contractual arrangement, or directly or indirectly under common control with the Company (the "**Related Entities**"), as determined by our Board from time to time, are eligible to participate in the 2014 Share Incentive Plan. In particular, the Service Provider Participants refer to the persons who have been and continue to provide the Company with services beneficial to its long-term development in the ordinary course of business, including the persons who provide the Company with consulting services and business cooperation services. In assessing whether the Service Provider Participants' eligibility to participate in the 2014 Share Incentive Plan, the Board shall take into account the nature and length of services provided as well as the long-term interests of the Company.

The eligibility of Service Provider Participants to participate in the 2014 Share Incentive Plan is consistent with the purpose of the 2014 Share Incentive Plan. The Service Provider Participants, by holding on to equity incentives, will benefit from our long term growth. It encourages the Service Provider Participants to contribute to the Group and aligns the interest of the Service Provider Participants with our interests.

Maximum Numbers of Shares

The maximum aggregate number of shares authorized and reserved under the 2014 Share Incentive Plan is 30,644,803 ordinary Shares. The total number of Shares which may be issued upon the exercise or vesting of all options and performance share units that may be granted pursuant to the 2014 Share Incentive Plan and any other share incentive scheme(s) of the Company in aggregate is 45,644,803 Shares, representing approximately 2.63% of the total number of issued and outstanding Shares as of the date of this Annual Report and less than 10% of the total number of issued and outstanding Shares as of April 12, 2023.

The total number of Shares which may be issued pursuant to options to be granted to the Service Provider Participants under the 2014 Share Incentive Plan is 12,000,000 Shares, representing approximately 0.69% of the total number of issued and outstanding Shares as of the date of this Annual Report.

Directors' Report (Continued)

Maximum Entitlement of a Grantee

Unless approved by the Shareholders in general meeting in the manner set out in the applicable rules of the stock exchange where the Shares or ADSs are listed, the total number of Shares issued and to be issued upon the vesting or exercise of all options and/or awards granted and to be granted under the 2014 Share Incentive Plan and any other share incentive scheme(s) of the Company to each eligible participant (excluding any lapsed award) in any 12-month period shall not exceed 1% of the total number of issued and outstanding Shares.

Plan Administration

The 2014 Share Incentive Plan shall be administrated by the Board. The Board shall determine the participants to receive options, the number of options to be granted, the time and number of options to be vested, the number of vested options to be exercised, and other terms and conditions of each grant. The Board may delegate authority to a director, a committee of the board, or other designated person (the "**Plan Administrator**") to administer the 2014 Share Incentive Plan.

Vesting Schedule and Performance Target

Unless otherwise approved by the Board, the options granted shall become vested over a period of four years, and the maximum number of options to be vested in each year shall be 25% of the total options granted in each batch. The first vesting date shall be the first anniversary of the date of grant (or the first anniversary of the day immediately following the date of grant if there is no anniversary of such date of grant).

The vesting of options is subject to the achievement of performance targets. In determining the number of options to be vested in each batch, the Board shall take into account (i) the operating results of the Company and the Related Entities and (ii) the individual performance of such grantee in the most recent appraisal and the ranking of performance of such grantee. The performance targets attached to each grant may be adjusted by the Board from time to time.

Validity of Options

Any share option granted under the 2014 Share Incentive Plan shall remain valid for ten years from the date of grant (the "**Option Validity Period**"). Options shall lapse automatically (to the extent not already exercised or lapsed) on the expiry of such term. Unless otherwise required by applicable laws or by the Board or provided by the 2014 Share Incentive Plan, all vested options may be exercised by the grantee from an initial date of exercise to the end of the Option Validity Period. The Board shall determine the specific initial date of exercise, which shall be a date no earlier than six months after the date of the listing of the ADSs on the NYSE but no later than eight years after the date of grant.

Exercise Price

The Board shall determine the exercise price for each option in accordance with the terms of the 2014 Share Incentive Plan. In any event, the exercise price shall not be lower than the higher of (i) the fair market value of the Share on the date of grant and (ii) the par value of the Share.

Upon the Listing, the exercise price shall also not be lower than the higher of the following: (i) where the options granted are exercisable into the ADSs and the exercise price is determined in U.S. dollars, (a) the closing price of the ADSs as stated in the NYSE's daily quotations sheet on the grant date, which should be a business day of the NYSE, or (b) the average closing price of the ADSs as stated in the NYSE's daily quotation sheets for the five business days immediately preceding the grant date; or (ii) where the options granted are exercisable into the Shares and the exercise price is determined in Hong Kong dollars, (a) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the grant date which should be a business day of the Stock Exchange, or (b) the average closing price of the Shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the grant date.

Voting, Transfer and Dividend Rights

Until a grantee is registered as a Shareholder upon exercise of the option, such grantee shall not be entitled to any shareholders' rights (including right to vote or receive dividends or transfer the Shares and liquidation right) or interests attached to any Share underlying the option under the 2014 Share Incentive Plan.

A grantee shall not be entitled to any rights more superior to other Shareholders ranking pari passu with respect to the Shares issued to such grantee upon exercise of the option.

Transfer Restriction

Unless otherwise provided by applicable laws and agreed by the Board, a grantee shall not pledge, transfer or dispose of the options in any other way during the Option Validity Period.

Grant of Awards to Directors, Chief Executives or Substantial Shareholders of the Company

Upon the Listing, any grant of options to our Director, chief executive or substantial shareholder, or any of their respective associates pursuant to the 2014 Share Incentive Plan must be approved by the independent non-executive Directors (excluding any independent non-executive Director who is the grantee of such options).

In addition, upon the Listing, where any grant of options or awards to our independent non-executive Director or substantial shareholder, or any of their respective associates, would result in the Shares issued and to be issued in respect of all options and awards granted (excluding any options and awards lapsed in accordance with the terms of the 2014 Share Incentive Plan and any other share incentive scheme(s) of the Company) to such person in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the issued and outstanding Shares, such further grant of options or awards must be approved by the Shareholders in general meeting in the manner set out in the Listing Rules.

Awards

Each grant of options shall be designated in a grant letter issued by the Company to a grantee. Each grant shall be subject to all applicable terms and conditions of the 2014 Share Incentive Plan and the relevant grant letter shall set forth the terms for each award.

Term of the 2014 Share Incentive Plan

The 2014 Share Incentive Plan has a term of ten years and has expired on December 12, 2024.

Clawback

Unless otherwise specified by the plan, in the event of any participant's termination or expiration of his/her employment or contractual engagement with the Group for any reason prior to or within the six months upon the initial public offering, all of the options which are granted to such participant but not yet exercised, regardless of whether such options have vested or not, shall be canceled without any compensation. Unless otherwise specified by the plan, in the event of any participant's termination or expiration of his/her employment or contractual engagement with the Group for any reason after the six months upon the initial public offering, all of the options which are granted to such participant and vested shall be exercised with ninety (90) exercisable days as determined by the Company, or otherwise surrendered to the Company without any compensation.

In the event of any participant's misconduct during the employment, the Company or any other authority designated by the Board may dispose the awards granted to such participants on a case-by-case basis, including but not limited to: (i) the Company or any other authority designated by the Board may, without any compensation, cancel all or part of the options which are granted to such participant but not yet exercised, regardless of whether such options have vested or not; and (ii) if the options granted have been exercised, the Company or any other authority designated by the Board may at any time, but is not obligated to, repurchase all or part of the Shares or related rights issued to the grantee upon the exercise of the options at the lower of the exercise price paid by the grantee or the fair market value of the Shares (as determined by the Board).

Upon the occurrence of a competition event (namely, a grantee (i) becomes a shareholder, director, officer, employee, consultant or partner of any competitor of the Company or Related Entities; or (ii) engages in any act that may advantage the competitor): (i) if, during his or her employment or within 3 years after the termination of such employment, a grantee engages in any competing activity without the written consent of the Company or the relevant Related Entity, all the options (whether vested or not) held by the grantee shall be canceled without any compensation; and (ii) if the options granted have been exercised, the Company or any other authority designated by the Board may at any time, but is not obligated to, repurchase all or part of the Shares or related rights issued to the grantee upon the exercise of the options at the lower of the exercise price paid by the grantee or the fair market value of the Shares (as determined by the Board).

Lapse of Options

An option issued under the 2014 Share Incentive Plan shall lapse automatically after the expiration of the Option Validity Period.

Amendment and Termination

Unless otherwise provided by the 2014 Share Incentive Plan or the applicable rules of the stock exchange where the Shares or ADSs are listed, the Board in general has a right but is not obligated to amend the 2014 Share Incentive Plan (including without limitation, amendments in order to comply with changes in legal or regulatory requirements or facilitate our business needs) at any time and such decision shall be unconditionally binding on all eligible participants. Notwithstanding the above, Shareholders' approval is required for any change to be made to (i) the material terms of the 2014 Share Incentive Plan, (ii) the terms of the 2014 Share Incentive Plan relating to the matters set out in Rule 17.03 of the Listing Rules to the advantage of the participants, or (iii) the authority of the Board or the Plan Administrator to amend the terms of the plan.

The Board may decide to terminate the 2014 Share Incentive Plan before the expiry of its term, following which no further awards will be offered or granted thereunder. Notwithstanding such termination, the outstanding options granted under the 2014 Share Incentive Plan may continue to be vested and/or exercised pursuant to the terms of the grant.

Alterations in the Capital Structure of the Company

In the event of any alteration in the capital structure of the Company by way of capitalization issue, subdivision or consolidation of Shares, rights issue or reduction of the share capital of the Company (other than any alteration in the capital structure of the Company as a result of an issue of Shares as consideration in a transaction to which the Company is a party), the Board may make such corresponding adjustments with respect to the numbers and prices of options and/or Shares, to ensure that (i) any such adjustments should give each grantee the same proportion of the equity capital of the Company, rounded to the nearest whole Share, as that to which that grantee was previously entitled prior to such adjustments, and (ii) no such adjustments shall be made which would result in a Share being issued at less than its nominal value. Except for the adjustments resulting from the capitalization issue, any other adjustment shall be confirmed in writing by the independent financial advisor or the auditor that such adjustment complies with the terms and conditions of the 2014 Share Incentive Plan. Subject to the applicable rules of the stock exchange where the Shares or ADSs are listed, the determination by the Board shall be final and binding.

Inside Information

We will not grant any options in the following circumstances: (i) after inside information has come to our knowledge until (and including) the trading day after we have announced the information; (ii) during the period commencing one month immediately before the earlier of (a) the date of the Board meeting (or such date is first notified to the Stock Exchange under the Listing Rules) for approving our results for any year, half-year, quarterly or any other interim period; and (b) the deadline for us to announce its results for any year or half-year under the Listing Rules, or quarterly or any other interim period, and ending on the date of the results announcement. No options will be granted by our Company during any period of delay in publishing a results announcement.

2019 Performance Share Unit Plan

The principal terms of the 2019 Performance Share Unit Plan, as conditionally amended and restated, are as described below.

Purpose

The purposes of the 2019 Performance Share Unit Plan are to promote long-term sustainable development of the Company and its Related Entities (as defined below), maximize the value for the Shareholders and achieve win-win situation among the Shareholders, the Company and the employees of the Company or its Related Entities.

Eligible Participants

The Company's Directors, officers, employees, service providers (the "**Service Provider Participants**") or employees of any entity directly or indirectly controlling or controlled by the Company through voting or contractual arrangement, or directly or indirectly under common control with the Company (the "**Related Entities**"), as determined by our Board from time to time, are eligible to participate in the 2019 Performance Share Unit Plan. In particular, the Service Provider Participants refer to the persons who have been and continue to provide the Company with services beneficial to its long-term development in the ordinary course of business, including the persons who provide the Company with consulting services and business cooperation services. In assessing whether the Service Provider Participants' eligibility to participate in the 2019 Performance Share Unit Plan, the Board shall take into account the nature and length of services provided as well as the long-term interests of the Company.

The eligibility of Service Provider Participants to participate in the 2019 Performance Share Unit Plan is consistent with the purpose of the 2019 Performance Share Unit Plan. The Service Provider Participants, by holding on to equity incentives, will benefit from our long term growth. It encourages the Service Provider Participants to contribute to the Group and aligns the interest of the Service Provider Participants with our interests.

Maximum Numbers of Shares

The maximum aggregate number of shares authorized and reserved under the 2019 Performance Share Unit Plan is 15,000,000 ordinary Shares.

The total number of Shares which may be issued upon the vesting or exercise of all performance share units and options that may be granted pursuant to the 2019 Performance Share Unit Plan and any other share incentive scheme(s) of the Company in aggregate is 45,644,803 Shares, representing approximately 2.63% of the total number of issued and outstanding Shares as of the date of this Annual Report and less than 10% of the total number of issued and outstanding Shares as of April 12, 2023.

The total number of Shares which may be issued pursuant to awards to be granted to the Service Provider Participants under the 2019 Performance Share Unit Plan is 3,000,000 Shares, being 0.3% of the total number of issued and outstanding Shares as of April 12, 2023 and representing approximately 0.17% of the total number of issued and outstanding Shares as of the date of this Annual Report.

Maximum Entitlement of a Grantee

Unless approved by the Shareholders in general meeting in the manner set out in the applicable rules of the stock exchange where the Shares or ADSs are listed, the total number of Shares issued and to be issued upon the vesting or exercise of all awards and options granted and to be granted under the 2019 Performance Share Unit Plan and any other share incentive scheme(s) of the Company to each eligible participant (excluding any lapsed award) in any 12-month period shall not exceed 1% of the total number of issued and outstanding Shares.

Plan Administration

The 2019 Performance Share Unit Plan shall be administrated by the Board. The Board shall determine the participants to receive performance share units, the number of performance share units to be granted, the time and number of performance share units to be unlocked, and other terms and conditions of each grant. The Board may delegate authority to a director, a committee of the board, or other designated person (the "**Plan Administrator**") to administer the 2019 Performance Share Unit Plan.

Unlocking Schedule and Performance Target

Unless otherwise approved by the Board, the performance share units granted shall become unlocked over a period of four years, and the maximum number of performance share units to be unlocked in each year shall be 25% of the total performance share units granted in each batch. The first unlocking date shall be the first anniversary of the date of grant (or the first anniversary of the day immediately following the date of grant if there is no anniversary of such date of grant).

The unlocking of the performance share units is subject to performance targets. In determining the number of performance share units to be unlocked in each batch, the Board shall take into account (i) the operating results of the Company and the Related Entities, (ii) the share price and (iii) the individual performance of such grantee in the most recent appraisal and the ranking of the performance of such grantee. The performance targets attached to each grant may be adjusted by the Board from time to time.

Validity of Performance Share Units

Any performance share units granted under the 2019 Performance Share Unit Plan shall remain valid for ten years from the date of grant (the "**PSU Validity Period**"). Performance share units shall lapse automatically (to the extent not already vested or lapsed) on the expiry of such term. Unless otherwise required by applicable laws or by the Board or provided by the 2019 Performance Share Unit Plan, all unlocked performance share units may be purchased by the grantee from an initial date of vesting to the end of the PSU Validity Period. The Board shall determine the specific initial date of vesting, which shall be a date no earlier than six months after the date of the listing of the ADSs on the NYSE but no later than eight years after the date of grant.

Voting, Transfer and Dividend Rights

Until a grantee is registered as a Shareholder upon vesting of the performance share unit, such grantee shall not be entitled to any shareholders' rights (including right to vote or receive dividends or transfer the Shares and liquidation right) or interests attached to any Share underlying the performance share units under the 2019 Performance Share Unit Plan.

A grantee shall not be entitled to any rights more superior to other Shareholders ranking pari passu with respect to the Shares issued to such grantee upon vesting of the performance share units.

Transfer Restriction

Unless otherwise provided by applicable laws and agreed by the Board, a grantee shall not pledge, transfer or dispose of the performance share units in any other way during the PSU Validity Period.

Grant of Awards to Directors, Chief Executives or Substantial Shareholders of the Company

Any grant of performance share units to our Director, chief executive or substantial shareholder, or any of their respective associates pursuant to the 2019 Performance Share Unit Plan must be approved by the independent non-executive Directors (excluding any independent non-executive Director who is the grantee of such options).

In addition, where any grant of performance share units or options to our independent non-executive Director or substantial shareholder, or any of their respective associates, would result in the Shares issued and to be issued in respect of all performance share units and options granted (excluding any performance share units and options lapsed in accordance with the terms of the 2019 Performance Share Unit Plan and any other share incentive scheme(s) of the Company) to such person in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of issued and outstanding Shares, such further grant of options or awards must be approved by the Shareholders in general meeting in the manner set out in the Listing Rules.

Furthermore, where any grant of performance share units or options to our Director (excluding independent non-executive Director) or chief executive, or any of their respective associates, would result in the Shares issued and to be issued in respect of all performance share units and options granted (excluding any performance share units and options lapsed in accordance with the terms of the 2019 Performance Share Unit Plan and any other share incentive scheme(s) of the Company) to such person in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the Shares in issue, such further grant of options or awards must be approved by the Shareholders in general meeting in the manner set out in the Listing Rules.

Awards

Each grant of performance share units shall be designated in a grant letter issued by the Company to a grantee. Each grant shall be subject to all applicable terms and conditions of the 2019 Performance Share Unit Plan and the relevant grant letter shall set forth the terms for each award.

Term of the 2019 Performance Share Unit Plan

The 2019 Performance Share Unit Plan has a term of ten years. As of the date of this Annual Report, the remaining life of the 2019 Performance Share Unit Plan is expected to be less than 4 years unless earlier terminated in accordance with its terms.

Clawback

Unless otherwise specified by the plan, in the event of any participant's termination or expiration of his/her employment or contractual engagement with the Group for any reason prior to or within the six months upon the initial public offering, all of the performance share units which are granted to such participant but not yet vested, regardless of whether such options have been unlocked or not, shall be canceled without any compensation. Unless otherwise specified by the plan, in the event of any participant's termination or expiration of his/her employment or contractual engagement with the Group for any reason after the six months upon the initial public offering, all of the performance share unites which are granted to such participant and unlocked shall be vested with ninety (90) vesting days as determined by the Company, or otherwise surrendered to the Company without any compensation.

In the event of any participant's misconduct during the employment, the Company or any other authority designated by the Board may dispose the awards granted to such participants on a case-by-case basis, including but not limited to: (i) the Company or any other authority designated by the Board may, without any compensation, cancel all or part of the performance share units which are granted to such participant but not yet vested, regardless of whether such performance share units have been unlocked or not; and (ii) if the performance share units granted have been vested, the Company or any other authority designated by the Board may at any time, but is not obligated to, repurchase all or part of the Shares or related rights issued to the grantee upon the vesting of the performance share units at the fair market value of the Shares (as determined by the Board).

Upon the occurrence of a competition event (namely, a grantee (i) becomes a shareholder, director, officer, employee, consultant or partner of any competitor of the Company or Related Entities; or (ii) engages in any act that may advantage the competitor): (i) if, during his or her employment or within 3 years after the termination of such employment, a grantee engages in any competing activity without the written consent of the Company or the relevant Related Entity, all the performance share units (whether unlocked or not) held by the grantee shall be canceled without any compensation; and (ii) if the performance share units granted have vested, the Company or any other authority designated by the Board may at any time, but is not obligated to, repurchase all or part of the Shares or related rights issued to the grantee upon the vesting of the performance share units at the fair market value of the Shares (as determined by the Board).

Lapse of Performance Share Units
An performance share unit issued under the 2019 Performance Share Unit Plan shall lapse automatically after the expiration of the PSU Validity Period.

Amendment and Termination
Unless otherwise provided by the 2019 Performance Share Unit Plan or the applicable rules of the stock exchange where the Shares or ADSs are listed, the Board in general has a right but is not obligated to amend the 2019 Performance Share Unit Plan (including without limitation, amendments in order to comply with changes in legal or regulatory requirements or facilitate our business needs) at any time and such decision shall be unconditionally binding on all eligible participants. Notwithstanding the above, Shareholders' approval is required for any change to be made to (i) the material terms of the 2019 Performance Share Unit Plan, (ii) the terms of the 2019 Performance Share Unit Plan relating to the matters set out in Rule 17.03 of the Listing Rules to the advantage of the participants, or (iii) the authority of the Board or the Plan Administrator to amend the terms of the plan.

The Board may decide to terminate the 2019 Performance Share Units Plan before the expiry of its term, following which no further awards will be offered or granted thereunder. Notwithstanding such termination, the outstanding performance share units granted under the 2019 Performance Share Unit Plan may continue to be unlocked and/or vested pursuant to the terms of the grant.

Alterations in the Capital Structure of the Company
In the event of any alteration in the capital structure of the Company by way of capitalization issue, subdivision or consolidation of Shares, rights issue or reduction of the share capital of the Company (other than any alteration in the capital structure of the Company as a result of an issue of Shares as consideration in a transaction to which the

Company is a party), the Board may make such corresponding adjustments with respect to the numbers and prices of performance share units and/or Shares, to ensure that (i) any such adjustments should give each grantee the same proportion of the equity capital of the Company, rounded to the nearest whole Share, as that to which that grantee was previously entitled prior to such adjustments, and (ii) no such adjustments shall be made which would result in a Share being issued at less than its nominal value. Except for the adjustments resulting from the capitalization issue, any other adjustment shall be confirmed in writing by the independent financial advisor or the auditor that such adjustment complies with the terms and conditions of the 2019 Performance Share Unit Plan. Subject to the applicable rules of the stock exchange where the Shares or ADSs are listed, the determination by the Board shall be final and binding.

Inside Information

We will not grant any performance share units in the following circumstances: (i) after inside information has come to our knowledge until (and including) the trading day after we have announced the information; (ii) during the period commencing one month immediately before the earlier of (a) the date of the Board meeting (or such date is first notified to the Stock Exchange under the Listing Rules) for approving our results for any year, half-year, quarterly or any other interim period; and (b) the deadline for us to announce its results for any year or half-year under the Listing Rules, or quarterly or any other interim period, and ending on the date of the results announcement. No performance share units will be granted by our Company during any period of delay in publishing a results announcement.

Outstanding Options and PSUs under the Share Incentive Plans

Options

2014 Share Incentive Plan

The Company did not grant further options under the 2014 Share Incentive Plan after the Listing Date. Details of the movements of the options granted under the 2014 Share Incentive Plan during the Reporting Period are as follows:

Name or category of the Grantee	Position	Date of grant	Vesting period	Date of expiration	Exercise price for options (per Share in RMB)	Number of options outstanding as of the January 1, 2025	Number of options exercised during the year ended December 31, 2025	Exercise price for options exercised during the year ended December 31, 2025 (per Share in RMB)	Weighted average closing price of Shares immediately before the date of exercise	Number of options cancelled during the year ended December 31, 2025	Exercise price for options cancelled during the year ended December 31, 2025 (per Share in RMB)	Number of options lapsed during the year ended December 31, 2025	Number of options outstanding as of December 31, 2025
Yong Suk CHO (趙容奭)	Chairman of the Board and Chief Executive Officer[2]	April 8, 2016 and December 29, 2017	4 years	April 8, 2026 and December 29, 2027	98.06–118.0	500,000	–	–	–	–	–	–	500,000
Other Employees (in aggregate)	–	August 16, 2014 to November 27, 2018	1 year to 4 years	August 16, 2024 to November 27, 2028	8.0-118.0	8,765,732	–	–	–	–	–	1,318,628	7,447,104
Service Provider Participants (in aggregate)	–	December 22, 2014 to March 19, 2018	4 years	December 22, 2024 to March 19, 2028	8.0-118.0	1,444,024	–	–	–	–	–	565,056	878,968
Related Entities (in aggregate)	–	–	–	–	–	–	–	–	–	–	–	–	–
Total						**10,709,756**	**–**			**–**	**–**	**1,883,684**	**8,826,072**

Notes:

(1) No consideration is required to be paid for the grant of options.

(2) Mr. Yong Suk CHO resigned as the chairman of the Board with effect from April 23, 2025 and Chief Executive Officer with effect from April 1, 2026.

2019 Performance Share Unit Plan

Details of the movements of the performance share units ("**PSUs**", or each "**PSU**") granted under the 2019 Performance Share Unit Plan during the Reporting Period are as follows:

		In respect of unvested PSUs as of January 1, 2024							In respect of PSUs granted during the Reporting Period											
Name or category of the Grantee	Position	Date of grant	Unlocking period	Date of expiration	Purchase price	Number of unvested PSUs as of the January 1, 2025	Number of unvested PSUs vested during the year ended December 31, 2025	Weighted average closing price of Shares immediately before the date of vesting	Number of PSUs granted during the year ended December 31, 2025	Number of PSUs vested during the year ended December 31, 2025	Date of grant	Unlocking period	Date of expiration	Purchase price	Performance target	Closing price of Share/ADS immediately before the date of grant	Fair value of PSUs granted at the date of grant	Number of PSUs cancelled during the year ended December 31, 2025	Number of PSUs lapsed during the year ended December 31, 2025	Number of PSUs unvested as of December 31, 2025
Yong Suk CHO (趙容奭)[3]	Chairman of the Board and Chief Executive Officer	November 1, 2020	4 years	November 1, 2030	Nil	13,.575	–	–	–	–	–	–	–	–	–	–	–	–	–	13,.575
Other Employees (in aggregate)	–	May 1, 2020 and November 1, 2021	4 years	May 1, 2030 and November 1, 2031	Nil	689,213	–	–	–	–	–	–	–	–	–	–	–	–	13,076	676,137
Service Provider Participants (in aggregate)	–	May 1, 2020 and September 1, 2021	4 years	May 1, 2030 and September 1, 2031	Nil	144,068	–	–	–	–	–	–	–	–	–	–	–	–	600	143,468
Related Entities (in aggregate)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Total						**846,856**	**–**		**–**	**–**								**–**	**13,676**	**833,180**

Notes:

(1) No consideration is required to be paid for the grant of PSUs.

(2) The Group utilized Monte-Carlo simulation model to calculate the fair value of the PSUs granted. The key assumptions used in Monte-Carlo simulation model are the risk-free rate, expected volatility rate and expected dividend yield. The risk-free rate was estimated based on the yield of the U.S. treasury bond with a maturity life similar to the unlocking period of the PSUs granted and other related risk adjustments. The expected volatility rate was estimated based on the historical volatility of the guideline companies to which the Company's business nature and performance would be compared, over a period of time commensurable in length to the unlocking period of the PSUs granted. The expected dividend yield was estimated based on an analysis of historical dividend relative to historical share/ADS price. Further details of the accounting standard and policy adopted for assessing the fair value of the PSUs granted during the Reporting Period are set out in Note 3.22 to Appendix I to the Listing Document.

(3) Mr. Yong Suk CHO resigned as the chairman of the Board with effect from April 23, 2025, executive Director and ceased to be an executive Director and Chief Executive Officer with effect from April 1, 2026.

Corporate Governance

Details of the principal corporate governance practices adopted by the Company are set out in the section of "Corporate Governance Report" of this Annual Report.

Results and Dividends

The operating results of the Group for the year ended December 31, 2025 and the financial positions of the Company and the Group as of the same date are set out in the consolidated financial statements.

The Board did not recommend the distribution of an annual dividend for the year ended December 31, 2025.

There was no arrangement under which any Shareholder has waived or agreed to waive any dividend during the Reporting Period.

Auditor

The consolidated financial statements for the year ended December 31, 2025 have been audited by EY, which will retire at the conclusion of the forthcoming annual general meeting and, being eligible, offer themselves for re-appointment. A resolution on the re-appointment of EY as the auditor of the Company will be proposed at the forthcoming annual general meeting.

For and on behalf of the Board
Mr. Dicky Peter YIP *(Chairman of the Board)*

April 30, 2026

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

Directors

Executive Directors

Mr. Xiang JI (吉翔), aged 43, has been the co-chief executive officer of our Company since October 2025, and the Director and the chief executive officer of the Company since April 1, 2026. He possesses close to 20 years of cross-industry work experience in retail credit, risk management and investment management. Mr. JI has held senior management positions in several subsidiaries of the Group, including the chairman and legal representative of Ping An Rongyi (Jiangsu) Financing Guarantee Co., Ltd.* (平安融易（江蘇）融資擔保有限公司), and Jinjiong (Shenzhen) Technology Service Co., Ltd.* (錦炯（深圳）科技服務有限公司) since January 2026 and December 2025, respectively. Mr. Ji served at McKinsey & Consulting Company Inc. from February 2014 to September 2025, with his last position as Global Managing Partner overseeing the Asia Retail Banking Business. From September 2007 to December 2012, Mr. Ji provided post-investment services and project management services to various institutions in the United Kingdom. Mr. Ji obtained a master's degree in business management from INSEAD in December 2013, a master's degree in telecommunication engineering from Politecnico Di Torino in June 2007, and a bachelor's degree in communication engineering from Beijing Information Science and Technology University in June 2005.

Mr. Tongzhuan XI (席通專), aged 39, has been the chief financial officer of the Company and an executive Director since April 23, 2025. He has extensive experience in financial services consulting, investment, and management. Prior to joining the Company, he held various roles within Ping An Group, including serving as Deputy Head of Retail Banking at Ping An Bank from October 2024 to April 2025, Deputy Director and other roles in the Strategic Development Center and the Planning Department of Ping An Group from March 2023 to September 2024, and Director of Strategic Analysis at OneConnect Financial Technology from February 2017 to July 2019. Earlier in his career, Mr. Xi worked as a consultant at PwC and McKinsey & Company from October 2012 to January 2017, and served as Vice President of Investment at Huaxing Growth Capital from August 2019 to February 2023. Mr. Xi is a director of a number of controlled subsidiaries of the Company including Ping An Puhui, Shenzhen Lufax Internet Information, and Jinjiong (Shenzhen) Technology Service Company Ltd.

Non-executive Directors

Ms. Fangfang CAI (蔡方方), aged 52, has been a non-executive Director since February 18, 2026. She has served as an executive director of Ping An Group since July 2014. She joined the Ping An Group since 2007 and currently acts as non-executive director of a number of controlled subsidiaries within Ping An Group, including Ping An Life Insurance Company of China, Ltd., Ping An Property & Casualty, Ping An Bank and Ping An Healthcare and Technology Co., Ltd.. Ms. CAI successively held the positions of a Vice General Manager and the General Manager of the Remuneration Planning and Management Department of the Human Resources Center of Ping An Group from October 2009 to February 2012, and served as the Vice Chief Financial Officer and General Manager of the Planning Department of Ping An Group from February 2012 to September 2013, the Vice Chief Human Resources Officer of Ping An Group from September 2013 to March 2015, and the Chief Human Resources Officer of Ping An Group from March 2015 to April 2023. Prior to joining Ping An Group, Ms. CAI served as the consulting director of Watson Wyatt Consultancy (Shanghai) Ltd. and the audit director on the financial industry of British Standards Institution Management Systems Certification Co., Ltd. Ms. CAI obtained a master's degree in accounting from the University of New South Wales, Australia.

Mr. Shibang GUO (郭世邦), aged 61, has been a non-executive Director since November 2024. He has served as the Assistant President and the Chief Risk Officer of Ping An Group since March 2024. He has also served as a director of Ping An International Financial Leasing Co., Ltd. since June 2024. Prior to that, Mr. GUO served as a Director and the President of Ping An Bank's Small and Micro Finance Business Unit from March 2011 to March 2014, a Senior Vice President and the Chief Risk Officer, and the Compliance Director of Ping An Securities Company Ltd. from September 2014 to October 2016, and successively served as the Special Assistant to the Chairman, the Assistant President, an Executive Director and a Vice President of Ping An Bank from October 2016 to December 2023. Prior to joining the Ping An Group, Mr. GUO was a chief officer and a deputy division-level researcher (presiding) of the Treasury Planning Department of the Head Office of Industrial and Commercial Bank of China Limited from July 1991 to July 1998, and the Manager of Beijing Shangdi Sub-branch, a Party Committee Member and a Deputy General Manager of Beijing Management Department, the Party Committee Secretary and Manager of Dalian Branch, and the Vice Chairman of the Head Office Retail Management Committee and the General Manager of the Retail Banking Department of China Minsheng Bank Corp., Ltd. (a company whose shares are dually listed on the Shanghai Stock Exchange (stock code: 600016) and the Stock Exchange (stock code: 1988)) from July 1998 to June 2010. Mr. GUO obtained his Bachelor's degree in Engineering from Shanghai Jiao Tong University in July 1988, Master's degree in Economics from Peking University in July 1991, and Ph.D. in Economics from Peking University in July 1998. Mr. GUO has been qualified as a Senior Economist since November 1999.

Mr. Peifeng LI (李佩鋒), aged 52, has been a non-executive Director since February 18, 2026. He has been the general manager of the finance department of Ping An Group since February 2023. Prior to that, Mr. LI has held various senior management positions in the Ping An Group, including the general manager of the treasury department of Ping An Group from November 2021 to February 2023, the general manager of finance department of Ping An Real Estate Co., Ltd. from April 2015 to October 2021, the general manager of finance department of Ping An Trust Co., Ltd. from May 2009 to April 2015 and the assistant to the general manager of finance department and vice general manager of finance department of Ping An Group from June 2006 to April 2009. Mr. LI obtained a master's degree in economics from Southwestern University of Finance and Economics in June 1998. Mr. LI has been a PRC certified accountant since August 1998.

Independent Non-executive Directors

Mr. Dicky Peter YIP (葉迪奇), aged 79, has been the chairman of our Board and an independent non-executive Director since April 2025. He has served as an independent non-executive director of Sun Hung Kai Properties Limited (a company whose shares are listed on the Stock Exchange (stock codes: 0016 (HKD counter) and 80016 (RMB counter))) since September 2004. Prior to that, he joined The Hongkong and Shanghai Banking Corporation Limited ("**HSBC**") (a company whose shares are listed on the Stock Exchange (stock code: 0005) in 1965, and subsequently served as a chief executive of China business at HSBC's Area Office China, from January 2003 to May 2005, a general manager of HSBC from April 2005 to June 2012, and an executive vice president of Bank of Communications Co., Ltd. (a company whose shares are listed on the Stock Exchange (stock code: 3328)), from May 2005 to June 2012. Mr. YIP also served as a director of Ping An Insurance, and the original Ping An Bank from November 2002 to May 2005. He served as an independent non-executive director of Ping An Insurance from June 2013 to July 2019, an independent non-executive director of DBS Bank (HK) Limited from 2013 to 2019, an independent non-executive director of DBS Bank (China) Limited from 2015 to 2019, the founding chairman of Ping

An OneConnect Bank (Hong Kong) Limited (formerly PAObank and currently known as Ping An Digital Bank) from August 2019 to November 2021, an independent non-executive director of South China Holdings Company Limited (a company whose shares are listed on the Stock Exchange (stock code: 413)) from December 2012 to June 2020, and an independent non-executive director of S.F. Holding Co., Ltd (a company whose shares are listed on the Shenzhen Stock Exchange (stock code: 002352) and the Stock Exchange (stock code: 6936)) from February 2017 to December 2022. Besides, Mr. YIP had served in many consultative boards including Hong Kong Aviation Advisory Board, Hong Kong Arts Development Council and Hong Kong Urban Renewal Authority.

Mr. YIP obtained his MBA degree from The University of Hong Kong and is a member of the Chartered Institute of Bankers, London. Mr. YIP received the Ten Outstanding Young Persons of Hong Kong in 1984 for his contributions to the banking industry and the community in Hong Kong. Mr. YIP was awarded the MBE by the British Government in 1984. In 1999, he was appointed Unofficial Justice of the Peace in Hong Kong. In 2000, he was awarded the Bronze Bauhinia Star by the Hong Kong Special Administrative Region Government. He also served two terms since June 2008 as a member of Shanghai Committee of the Chinese People's Political Consultative Conference. Mr. YIP is active in community and youth activities in Hong Kong and is a member of a number of service organizations such as an Honorary Council Member of the Hong Kong Committee for the United Nations Children's Fund (UNICEF), Hong Kong Housing Society and Hong Kong Air Cadet Corps. Mr. YIP was the last Commanding Officer of the Royal HK Auxiliary Air Force (since became the Government Flying Service) which was disbanded in March 1993.

Ms. Wai Ping Tina LEE (李蕙萍), aged 63, has been an independent non-executive Director since August 2025. Ms. Lee is a legal and banking professional with over four decades of experience across leading financial institutions and law firms. She currently serves as a consultant at Ng, Au Yeung & Partners, Solicitors and Notaries, a role she assumed in April 2024. Prior to this, Ms. Lee held several senior legal positions at The Hongkong and Shanghai Banking Corporation Limited (a company whose shares are listed on the Stock Exchange (stock code: 0005)) from 2001 to 2023. Her roles included Senior Legal Counsel for retail, private banking, and treasury businesses; and later, Regional Head of Legal for Commercial Banking, Asia Pacific. Ms. Lee began her legal career at Koo and Partners (a local law firm which later merged into Paul Hastings LLP in 2001), where she progressed from Associate Solicitor to Partner in the Banking Practice Group between 1995 and 2001. Before entering the legal profession, she worked in banking from 1984 to 1992 through different roles at the Hong Kong offices of Mizuho Bank, Bank of Credit and Commerce, Standard Chartered Bank (a company whose shares are listed on the Stock Exchange (stock code: 2888)), and Banque Nationale de Paris. Her responsibilities ranged from relationship management an credit to loan administration and team leadership. She holds a Professional Diploma in Business Studies (Banking) from the Hong Kong Polytechnic University and completed her legal education at Hong Kong University SPACE and Manchester Metropolitan University. Ms. Lee was admitted as a solicitor in Hong Kong in 1995 and in England and Wales in 1997.

Mr. Koon Wing Ernest IP (葉冠榮), aged 65, has been an independent non-executive Director since April 14, 2026. He has over 40 years of experience in accounting and auditing including 34 years in PricewaterhouseCoopers Hong Kong ("**PwC HK**") where he retired from PwC HK as a partner in 2019. In the same year, Mr. Ip joined as the Group Chief Financial Officer of Fung Group which comprises Li & Fung Limited (a company formerly listed on the Main Board of the Stock Exchange), Fung (1937) Management Limited and Convenience Retail Asia Limited (a company listed on the Main Board of the Stock Exchange (stock code: 0831)). Mr. Ip has held various key positions in regulatory authorities and business associations. He was a member of the Listing Committee of the Stock Exchange from 2003 to 2009 and a member of the Dual Filing Advisory Group of the Securities and Futures Commission of Hong Kong from 2008 to 2014. Currently, Mr. Ip is a member of the Takeovers and Mergers Panel and the Takeovers Appeal Committee. Mr. Ip was the President of the Hong Kong Business Accountants Association in 2022. He is also a member of the Guangdong Provincial Committee of the Chinese People's Political Consultative Conference and a Vice President of the Council for the Promotion of Guangdong-Hong Kong-Macao Cooperation. Mr. Ip is currently an independent non-Executive director of Media Chinese International Limited, a company dually listed on the Main Board of the Hong Kong Stock Exchange (stock code: 0685) and the Main Market of Bursa Malaysia Securities Berhad in Malaysia (stock code: 5090). Mr Ip is also the independent non-executive director of Ping An Digital Bank and OneConnect Financial Technology Co., Ltd. ("**OneConnect**"), respectively. Mr. Ip graduated from the Hong Kong Polytechnic University (formerly known as Hong Kong Polytechnic) in 1984 with a professional diploma in Accountancy. He is a Fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants.

Mr. Siu Hong CHENG (鄭小康), aged 66, has been an independent non-executive Director since April 14, 2026. He has over 35 years of experience in the financial industry. He has served as an independent non-executive director of Hong Kong Interbank Clearing Limited since November 2023, a director of CryptoBLK International Holding Co. Limited since 2021, a director of Hong Kong Science and Technology Parks Corporation from 2014 to 2019 and an independent non-executive director of Ping An Insurance (Group) Company of China, Ltd. from 2012 to 2013. Mr. Cheng worked at the Hongkong and Shanghai Banking Corporation Limited for 36 years, from 1983 to 2019, focusing on financial technology, and served as the Chief Operating Officer for the Asia Pacific region from 2010 to 2019. Mr. Cheng is currently a Council Member of the Hong Kong Federation of Youth Groups, a director of Hong Kong Internet Registration Corporation Limited, a council member of the Hong Kong Quality Assurance Agency, the chairman of the Advisory Committee of the Hong Kong Institute of Information Technology of the Vocational Training Council, the chairman of the Innovation Power Advisory Committee of the Hong Kong Jockey Club, a member of the New Industrialisation Vetting Committee (NIVC), and a director of Hong Kong Esperanza (also known as "Uncle Chip" Co-creation Society). Mr. Cheng graduated from the University of Hong Kong in 1981 with a bachelor of Science diploma in Electronic Engineering and is also a distinguished fellow of the Hong Kong Computer Society.

Senior Management

Mr. Xiang JI (吉翔), is our executive Director and chief executive officer of the Company. See "Directors" in this section for his biographical details.

Mr. Tongzhuan XI (席通專), is our executive Director and chief financial officer of the Company. See "Directors" in this section for his biographical details.

Mr. Jinliang MAO (毛進亮), aged 59, has been the chief technology officer of the Company since December 2017. He has also been the general manager of Lufax (Shenzhen) Technology since September 2018. Mr. Mao has extensive experience in internet technology. He joined Ping An in April 1993 and has since then held various positions relating to information management within Ping An Group. Mr. Mao obtained his bachelor's degree in engineering from National University of Defense Technology in July 1988 and master's degree in engineering from National University of Defense Technology in June 1991.

Mr. Jianbo CHENG (程建波), aged 44, has been the chief risk officer of the Company since October 2025. Prior to that, Mr. Cheng served as the General Manager of Pudao Credit Co., Ltd. from August 2021 to March 2025. From August 2014 to July 2021, Mr. Cheng successively served as the Risk Director of the Consumer Finance Department, the Senior Director of the Individual Finance Group, the General Manager of the Risk Management Center at Jingdong Digits Technology Holding Co., Ltd., and the Vice President of JD.com, Inc. (a company listed on NASDAQ (stock code: JD) and the Stock Exchange (stock code: 9618)). From October 2004 to August 2014, he successively worked at Shenzhen Development Bank Co., Ltd. (now known as Ping An Bank, a company listed on the Shenzhen Stock Exchange (stock code: 000001)), HUA XIA BANK CO., Limited (a company listed on the Shanghai Stock Exchange (stock code: 600015)), Fair Isaac Corporation (FICO), and Ant Financial Services Group, where he was engaged in risk management, consulting, and senior expert roles. Mr. Cheng obtained a bachelor's degree in Finance from Hubei University in June 2004 and a master's degree in Business Administration from Tsinghua University in June 2024.

Mr. Tao WU (吳濤), aged 52, has been the executive deputy general manager and the chief marketing officer of the Company since October 31, 2025. He has over 30 years of work experience in the financial insurance, automobile service and internet industries. Prior to joining the Company, Mr. Wu served at Autohome (a company whose shares are dually listed on the NYSE (stock code: ATHM) and the Stock Exchange (stock code: 2518)), where he held positions of executive director and Chief Executive Officer from December 2023 to February 2025, and Vice President from July 2016 to November 2020. Mr. Wu also worked at Ping An Property & Casualty Insurance Company of China, Ltd. ("**Ping An Property & Casualty**"), serving as a director of Ping An Property & Casualty from August 2023 to June 2024. From November 2020 to December 2023, Mr. Wu successively served as the Director of Operations, Deputy General Manager, and Executive Deputy General Manager at Ping An Property & Casualty. From August 2015 to July 2016, he served as the General Manager of Ping An Property & Casualty Guangdong Branch. From January 2012 to August 2015, he successively held positions as the Deputy General Manager and the General Manager of the Motor Insurance Claim Department at the headquarters of Ping An Property & Casualty. Mr. Wu served as the Deputy General Manager at certain branches of Ping An Property & Casualty, including its Fujian Branch from May 2011 to January 2012 and its Xiamen Branch from July 2008 to May 2011. From September 2001 to July 2008, he worked at Ping An Property & Casualty and was mainly responsible for motor insurance underwriting and dealership channel management. Mr. Wu obtained a bachelor's degree in automotive engineering from Tsinghua University in July 1995.

Ms. Xiaodi WANG (王曉笛), aged 42, has been the chief compliance officer of the Company since April 27, 2026. She possesses extensive legal and compliance experience at large financial institutions and has deep expertise in regulatory policies, laws and regulations in the finance industry and corporate governance practices. Ms. Wang joined Ping An Asset Management Co., Ltd. in September 2012 and currently serves as the general manager of the internal control and compliance department and board secretary. Prior to joining Ping An Asset Management Co., Ltd., Ms. Wang had served as a compliance specialist at the compliance and internal audit department of AXA-SPDB Investment Managers Co., Ltd. from July 2009 to September 2012. Ms. Wang has served as an industry expert with various industry associations and other institutions. She has served a specially appointed research fellow at the Lujiazui Institute of Financial Security since November 2024. Ms. Wang received a bachelor of laws degree and a master of laws degree, both from East China University of Political Science and Law, in 2006 and 2009, respectively.

Company Secretary

Ms. Sharon Wing Han LEUNG (梁頴嫻) has been appointed as our company secretary. Ms. Leung possesses more than 15 years of experience in the company secretary profession. She is familiar with the Listing Rules, the Companies Ordinance as well as compliance work for offshore companies. Ms. Leung is currently a director of Corporate Services of Tricor Services Limited and has been providing corporate secretarial and compliance services to a portfolio of clients including multinational corporations and private companies.

Ms. Leung is a Chartered Secretary, a Chartered Governance Professional and a fellow member of both The Hong Kong Chartered Governance Institute and The Chartered Governance Institute in the United Kingdom. She is also a member of the Hong Kong Institute of Certified Public Accountants. Ms. Leung obtained a bachelor's degree in business administration and a master's degree in laws.

Change in Directors' Information

The changes in Directors' information as required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules are set out below:

Name of Director	Details of Change
Mr. Xiang JI (吉翔)	Mr. Xiang JI was appointed as the co-chief executive officer Executive Officer of the Company with effect from October 31, 2025 and was appointed as an executive Director and the chief executive officer of the Company with effect from April 1, 2026.
Mr. Yong Suk CHO (趙容奭)	Mr. Yong Suk CHO resigned as Chairman on April 23, 2025 and ceased to be an executive Director and chief executive officer of the Company with effect from March 31, 2026.
Mr. Yonglin XIE (謝永林)	Mr. Yonglin XIE resigned as a non-executive Director with effect from February 17, 2026.
Ms. Xin FU (付欣)	Ms. Xin FU resigned as a non-executive Director with effect from February 17, 2026.
Ms. Fangfang CAI (蔡方方)	Ms. Fangfang CAI was appointed as a non-executive Director with effect from February 18, 2026.
Mr. Peifeng LI (李佩鋒)	Mr. Peifeng LI was appointed as a non-executive Director with effect from February 18, 2026.
Mr. Rusheng YANG (楊如生)	Mr. Rusheng YANG ceased to serve as an independent non-executive Director with effect from April 13, 2026.

Name of Director	Details of Change
Mr. David Xianglin LI (李祥林)	Mr. David Xianglin LI ceased to serve as an independent non-executive Director with effect from April 13, 2026.
Mr. Koon Wing Ernest IP (葉冠榮)	Mr. Koon Wing Ernest IP was appointed as an independent non-executive Director with effect from April 14, 2026.
Mr. Siu Hong CHENG (鄭小康)	Mr. Siu Hong CHENG was appointed as an independent non-executive Director with effect from April 14, 2026.

Save as disclosed above, there are no other changes in the Directors' biographical details which are required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

INDEPENDENT AUDITOR'S REPORT

To the shareholders of Lufax Holding Ltd
(Incorporated in the Cayman Islands with limited liability)

Opinion

We have audited the consolidated financial statements of Lufax Holding Ltd (the "Company") and its subsidiaries (the "Group") set out on pages 113 to 251, which comprise the consolidated statement of financial position as at December 31, 2025, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2025, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB") and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing ("ISAs") as issued by the International Auditing and Assurance Standards Board. Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the consolidated financial statements* section of our report. We are independent of the Group in accordance with the Hong Kong Institute of Certified Public Accountants' *Code of Ethics for Professional Accountants* (the "Code"), as applicable to audits of financial statements of public interest entities. We have also fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the *Auditor's responsibilities for the audit of the consolidated financial statements* section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

To the shareholders of Lufax Holding Ltd

(Incorporated in the Cayman Islands with limited liability)

Key audit matters (continued)

Key audit matter	How our audit addressed the key audit matter
Loan enablement and post-origination service fees — measurement	
For the year ended December 31, 2025, the Group recognized loan enablement and post-origination service fees amounting to RMB1,291 million and RMB4,212 million, respectively. As described in Notes 3.24, 5.2 and 6 to the consolidated financial statements, the Group charges its customers a combined service fee for loan enablement and post-origination services, each of which are considered distinct performance obligations. The total service fee is then allocated to the two performance obligations using their relative stand-alone selling prices.	To test the Group's estimation of the stand-alone selling prices of the loan enablement and post-origination services, we performed audit procedures that included, among others, evaluating the appropriateness of the cost allocation to the respective services and tested the mathematical accuracy of the Group's calculations. We also evaluated the reasonableness of the expected costs to deliver these services by comparing such estimates to actual cost information.
Auditing management's estimation of standalone selling prices was complex due to the lack of observable stand-alone prices as the Group does not provide loan enablement services or post-origination services on a stand-alone basis. Furthermore, external stand-alone selling prices were not readily observable. Management used an expected cost-plus margin approach to estimate the stand-alone selling prices of the services as the basis of revenue recognition. The stand-alone selling prices are estimated based on the expected costs to deliver these services associated with the loans.	

To the shareholders of Lufax Holding Ltd
(Incorporated in the Cayman Islands with limited liability)

Key audit matters (continued)

Key audit matter	How our audit addressed the key audit matter

Provision for impairment losses for loans to customers and financing guarantee contracts

As of December 31, 2025, the Group's provision for impairment losses for loans to customers and financing guarantee contracts was RMB11,321 million and RMB5,647 million, respectively. As described in Notes 3.8, 4.1.2, 5.4, 22, 34 to the consolidated financial statements, the Group provides for impairment losses on loans that are originated by the Group, while financing guarantee contracts are the Group's obligation to repay the loans that were facilitated on the Group's platform in the event of default. The provision for impairment losses for loans to customers and financing guarantee contracts represents management's estimate of expected credit losses ("ECL") on such loans to customers and financing guarantee contracts, calculated on a forward-looking basis. In measuring ECL, management applied significant judgment in determining the forward-looking adjustments, specifically, the relevant forward-looking economic factors and the methodologies used to incorporate those factors into the ECL model. These judgments were intended to reflect current conditions and reasonable and supportable forecasts of future economic conditions.

Auditing management's provision for impairment losses for loans to customers and financing guarantee contracts was complex and subjective because the determination of the relevant forward-looking economic factors involved significant management judgment. Changes in these factors could have a material effect on the amount of impairment allowance for loans to customers and financing guarantee contracts.

To test the Group's provision for impairment losses for loans to customers and financing guarantee contracts, we performed audit procedures that included, among others, involving our valuation specialists to assist in evaluating the relevance of the forward-looking economic factors. Such procedures included comparing those factors to publicly available market information and evaluating the methodologies used to incorporate those factors into the ECL model. We also tested the completeness and accuracy of the underlying data used in determining the forward-looking adjustments.

To the shareholders of Lufax Holding Ltd
(Incorporated in the Cayman Islands with limited liability)

Key audit matters (continued)

Key audit matter	How our audit addressed the key audit matter
Goodwill impairment assessment of Puhui	
As of December 31, 2025, the Group's goodwill allocated to the Puhui, as defined in Note 27(a), cash generating unit (the "CGU") amounted to RMB8,911 million. As described in Notes 3.14, 5.1 and 27 to the consolidated financial statements, the Group performs goodwill impairment assessments annually, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. During the year ended December 31, 2025, management performed its annual goodwill impairment test for the CGU. The recoverable amount of the CGU was determined using a value-in-use approach based on discounted cash flow projections. Management concluded that the recoverable amount exceeded the carrying amount and, accordingly, no impairment loss was recognized.	To test the Group's goodwill impairment assessment, we performed audit procedures that included, among others, evaluating the methodology used, assessing the reasonableness of the significant assumptions described above, and testing the completeness and accuracy of underlying data used. We compared the revenue growth rates and loan loss rates to the Group's historical results and considered current industry reports. We also performed sensitivity analyses on these significant assumptions to evaluate the effect of changes in those assumptions on the recoverable amount of the CGU.
Auditing management's goodwill impairment assessment was complex and subjective due to the significant estimation uncertainty associated with management's forward-looking assumptions used in the discounted cash flow projections, specifically, revenue growth rates and loan loss rates. Changes in these assumptions could have a material effect on the determination of the recoverable amount and, consequently, on the assessment of whether goodwill is impaired.	

Other Information Included in the Annual Report

The directors of the Company are responsible for the other information. The other information comprises the information included in the Annual Report, other than the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

To the shareholders of Lufax Holding Ltd
(Incorporated in the Cayman Islands with limited liability)

Responsibilities of the Directors for the Consolidated Financial Statements

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRS Accounting Standards as issued by the IASB and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors of the Company are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors of the Company either intend to liquidate the Group or to cease operations or have no realistic alternative but to do so.

The directors of the Company are assisted by the Audit Committee in discharging their responsibilities for overseeing the Group's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Our report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

To the shareholders of Lufax Holding Ltd
(Incorporated in the Cayman Islands with limited liability)

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements (Continued)

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Cheung Bing Yin Benny (practising certificate number: P06447).

Ernst & Young
Certified Public Accountants

Hong Kong
April 30, 2026

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Notes	For the year ended December 31,	
		2024	2025
		RMB'000	RMB'000
Technology platform-based income	6	8,161,022	5,588,107
Net interest income	7	12,311,328	13,194,380
Guarantee income		3,579,672	5,495,800
Other income	8	1,507,897	1,194,559
Investment income/(loss)	9	(1,045,820)	1,654,764
Share of net loss of investments accounted for using the equity method		(691)	—
Total income		24,513,408	27,127,610
Sales and marketing expenses	10	(5,406,371)	(4,035,625)
General and administrative expenses		(2,023,650)	(1,922,484)
Operation and servicing expenses		(5,034,010)	(3,837,209)
Technology and analytics expenses		(1,177,697)	(990,848)
Credit impairment losses	11	(12,612,907)	(16,558,416)
Asset impairment losses		—	(28,306)
Finance costs	12	(84,819)	(258,338)
Other loss — net	13	(252,639)	(74,130)
Total expenses		(26,592,093)	(27,705,356)
Loss before income tax expense		(2,078,685)	(577,746)
Less: Income tax expense	14	(1,524,830)	(1,133,865)
Net loss for the year		(3,603,515)	(1,711,611)
Net loss attributable to:			
Owners of the Company		(3,870,620)	(2,097,678)
Non-controlling interests		267,105	386,067
		(3,603,515)	(1,711,611)

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Comprehensive Income (Continued)

	Notes	For the year ended December 31, 2024	2025
		RMB'000	RMB'000
Other comprehensive income/(loss), net of tax:			
Items that may be reclassified to profit or loss in subsequent periods			
— Exchange differences on translation of foreign operations		(28,584)	**28,413**
— Changes in the fair value of financial assets at fair value through other comprehensive income		(1,058)	**7,931**
Items that will not be reclassified to profit or loss in subsequent periods			
— Exchange differences on translation of foreign operations to the presentation currency		(90,199)	**122,205**
		(119,841)	**158,549**
Total comprehensive loss for the year		(3,723,356)	**(1,553,062)**
Total comprehensive income/(loss) attributable to:			
Owners of the Company		(3,990,276)	**(1,938,919)**
Non-controlling interests		266,920	**385,857**
		(3,723,356)	**(1,553,062)**
Loss per share (expressed in RMB per share)			
— Basic loss per share	15	(2.77)	**(1.21)**
— Diluted loss per share	15	(2.77)	**(1.21)**
— Basic loss per ADS	15	(5.54)	**(2.42)**
— Diluted loss per ADS	15	(5.54)	**(2.42)**

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Notes	As of December 31, 2024 RMB'000	As of December 31, 2025 RMB'000
ASSETS			
Cash at bank	16	29,903,846	**22,086,187**
Restricted cash	16	14,132,034	**19,035,154**
Financial assets held under resale agreements	17	657,033	**1,577,029**
Financial assets at fair value through profit or loss	18	20,355,814	**34,666,573**
Financial assets at fair value through other comprehensive income	19	1,156,095	**6,182,229**
Financial assets at amortized cost	20	1,499,000	**—**
Accounts and other receivables and contract assets	21	6,216,650	**4,240,132**
Loans to customers	22	111,508,669	**102,290,974**
Deferred tax assets	23	6,773,586	**6,978,651**
Property and equipment	24	64,075	**54,137**
Intangible assets	25	956,077	**911,603**
Right-of-use assets	26	306,599	**265,523**
Goodwill	27	9,175,539	**9,169,031**
Other assets	28	831,626	**657,424**
Total assets		203,536,643	**208,114,647**
LIABILITIES			
Payable to platform investors	29	721,558	**667,794**
Borrowings	30	51,114,575	**63,535,913**
Customer deposits	31	3,933,750	**9,456,934**
Current income tax liabilities		782,352	**396,643**
Accounts and other payables and contract liabilities	32	7,492,550	**7,557,062**
Payable to investors of consolidated structured entities	33	42,795,624	**28,921,222**
Financing guarantee liabilities	34	4,217,979	**5,647,343**
Deferred tax liabilities	23	333,560	**297,931**
Lease liabilities	26	302,867	**259,764**
Convertible promissory notes payable	35	6,174,050	**6,503,803**
Financial assets sold under repurchase agreements	36	782,459	**1,662,008**
Other liabilities	37	1,287,562	**1,167,155**
Total liabilities		119,938,886	**126,073,572**

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Financial Position (Continued)

	Notes	As of December 31, 2024	As of December 31, 2025
		RMB'000	RMB'000
EQUITY			
Share capital	38	117	**117**
Share premium	38	27,027,846	**27,027,931**
Treasury shares	39	(5,642,768)	**(5,642,768)**
Other reserves	40	1,591,448	**1,746,502**
Retained earnings	41	58,796,059	**56,698,381**
Total equity attributable to owners of the Company		81,772,702	**79,830,163**
Non-controlling interests		1,825,055	**2,210,912**
Total equity		83,597,757	**82,041,075**
Total liabilities and equity		203,536,643	**208,114,647**

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended December 31, 2024	Attributable to owners of the parent						Non-controlling interests	Total equity
	Share capital	Share premium	Treasury shares	Other reserves	Retained earnings	Total		
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
As of January 1, 2024	75	32,142,233	(5,642,768)	1,769,185	62,666,679	90,935,404	1,558,255	92,493,659
Net loss for the year	—	—	—	—	(3,870,620)	(3,870,620)	267,105	(3,603,515)
Other comprehensive loss	—	—	—	(119,656)	—	(119,656)	(185)	(119,841)
Total comprehensive loss for the year	—	—	—	(119,656)	(3,870,620)	(3,990,276)	266,920	(3,723,356)
Exercise of share-based payment (Notes 38, 40)	—	42,475	—	(40,193)	—	2,282	—	2,282
Dividend declared (Note 46)	42	(5,156,862)	—	—	—	(5,156,820)	—	(5,156,820)
Share-based payment (Note 44)	—	—	—	(17,888)	—	(17,888)	(120)	(18,008)
As of December 31, 2024	117	27,027,846	(5,642,768)	1,591,448	58,796,059	81,772,702	1,825,055	83,597,757

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Changes in Equity (Continued)

For the year ended December 31, 2025	Attributable to owners of the parent						Non-controlling interests	Total equity
	Share capital	Share premium	Treasury shares	Other reserves	Retained earnings	Total		
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
As of January 1, 2025	117	27,027,846	(5,642,768)	1,591,448	58,796,059	81,772,702	1,825,055	83,597,757
Net loss for the year	–	–	–	–	(2,097,678)	(2,097,678)	386,067	(1,711,611)
Other comprehensive income/(loss)	–	–	–	158,759	–	158,759	(210)	158,549
Total comprehensive income/(loss) for the year	–	–	–	158,759	(2,097,678)	(1,938,919)	385,857	(1,553,062)
Exercise of share-based payment (Notes 38, 40)	–	85	–	(85)	–	–	–	–
Share-based payment (Note 44)	–	–	–	310	–	310	–	310
Long-term service plan (Note 40)	–	–	–	(3,930)	–	(3,930)	–	(3,930)
As of December 31, 2025	117	27,027,931	(5,642,768)	1,746,502	56,698,381	79,830,163	2,210,912	82,041,075

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Notes	For the year ended December 31,	
		2024	2025
		RMB'000	RMB'000
Cash flows from operating activities			
Cash generated from operating activities	43(a)	4,155,000	**14,271,030**
Income tax paid		(2,338,229)	**(1,797,981)**
Net cash generated from operating activities		1,816,771	**12,473,049**
Cash flows from investing activities			
Proceeds from sale of investment assets		63,241,901	**66,530,478**
Proceeds from sale of property and equipment		9,664	**199**
Net cash used in acquisition of subsidiaries		(697,426)	**(3,250)**
Interest received on investment assets		852,631	**1,200,808**
Payment for acquisition of investment assets		(60,664,549)	**(84,159,027)**
Payment for property and equipment and other long-term assets		(72,565)	**(36,699)**
Net cash inflow/(outflow) from disposal of subsidiaries		(641)	**466**
Net cash generated from/(used in) investing activities		2,669,015	**(16,467,025)**
Cash flows from financing activities			
Proceeds from exercise of share-based payment		2,172	**129**
Proceeds from borrowings		9,041,818	**14,009,400**
Repayment of borrowings		(14,226,298)	**(9,957,559)**
Payment for lease liabilities		(289,615)	**(206,364)**
Payment for interest expenses		(677,316)	**(528,166)**
Payment for dividend declared		(5,132,615)	**—**
Net cash (used in)/generated from financing activities		(11,281,854)	**3,317,440**
Effect of exchange rate changes on cash and cash equivalents		17,278	**(32,826)**
Net decrease in cash and cash equivalents	43(b)	(6,778,790)	**(709,362)**
Add: Cash and cash equivalents at the beginning of the year		18,577,225	**11,798,435**
Cash and cash equivalents at the end of the year	43(c)	11,798,435	**11,089,073**

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2025

1. General information

Lufax Holding Ltd (the "Company") was incorporated in the Cayman Islands on December 2, 2014 as an exempted company with limited liability under the Companies Law (Revised) of the Cayman Islands. The address of its registered office is maintained by Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The Company is an investment holding company, together with its consolidated subsidiaries and consolidated structured entities that are controlled through contractual arrangements ("Consolidated Affiliated Entities", or "OPCO") (collectively referred to as the "Group") are principally engaged in core retail credit and enablement business to both borrowers and institutions in the People's Republic of China (the "PRC").

The consolidated financial statements were approved and authorized for issue by the board of directors on April 30, 2026.

2. History and organization of the Group

On September 30, 2020, the Company issued automatically convertible promissory notes and optionally convertible promissory notes (collectively, "Convertible Notes") to certain holders of the Class C ordinary shares, in exchange for Class C ordinary shares held by them (collectively, the "C-round restructuring"). The automatically convertible promissory notes were converted into ordinary shares automatically upon the closing of the Company's IPO. The optionally convertible promissory notes could have been converted into an aggregate of 38,493,660 ordinary shares, without giving effect to any anti-dilutive adjustments, during the period between the completion of the IPO and September 29, 2023. The Company paid 6% annual interest to the holders of Convertible Notes until the notes were fully repaid or converted. The optionally convertible promissory notes matured on September 30, 2023, and the notes along with accrued interest had been fully repaid.

On October 30, 2020, the Company's American depositary shares ("ADSs") commenced trading on the New York Stock Exchange under the ticker symbol "LU". As of December 31, 2021, the Company had 1,203,505,757 ordinary shares issued and outstanding.

On April 14, 2023, the Company's ordinary shares commenced trading on the Hong Kong Stock Exchange in board lots of 100 shares by way of introduction.

On November 20, 2023, the Company announced its plans to change the ratio of its ADSs to its ordinary shares (the "ADS Ratio") from the current ADS Ratio of two ADSs to one ordinary share to a new ADS ratio of one ADS to two ordinary shares. The change in the ADS ratio became effective on December 15, 2023. For all the periods presented, basic and diluted earnings per ADS have been revised assuming the change of ADS ratio from a ratio of two ADSs to one ordinary share to a new ratio of one ADS to two ordinary shares occurred at the beginning of the earliest period presented.

2. History and organization of the Group (Continued)

On March 21, 2024, the board resolved to recommend the declaration and distribution of the special dividend out of the share premium account under the reserves of the Company in the amount of USD1.21 per share or USD2.42 per ADS. The special dividend was payable in cash, with eligible holders of shares given an option to elect to receive the special dividend wholly in the form of new shares and eligible holders of ADSs given an option to elect to receive the special dividend wholly in the form of new ADSs ("Scrip Dividend Scheme"). The special dividend was approved at the Annual General Meeting on May 30, 2024.

Upon the completion of the election for scrip dividend under the Company's Scrip Dividend Scheme, the equity stake of Ping An Insurance (Group) Company of China, Ltd. ("Ping An Group") and its subsidiaries in the Company increased from 41.40% to 56.82% and hence, Ping An Group became the ultimate controlling shareholder of the Company as of July 30, 2024.

Notes to the Consolidated Financial Statements (Continued)
For the Year Ended December 31, 2025

2. History and organization of the Group (Continued)

(a) As of December 31, 2024 and 2025, the Company had direct or indirect interests in the principal subsidiaries and the principal consolidated affiliated entities as follows:

Company Name	Kind of legal entity and place of incorporation	Principal activities and place of operations	Issued and paid-in capital/ registered capital	Attributable equity interest/economic interest to the Group	
				2024	2025
Controlled through direct or indirect equity holding:					
Gem Blazing Limited	Corporation, Cayman Islands	Intermediate holding, Cayman Islands	USD742,000,000	100%	**100%**
Wincon Hong Kong Investment Company Limited	Corporation, Hong Kong	Intermediate holding, Hong Kong	USD742,000,000	100%	**100%**
Weikun (Shanghai) Technology Service Co., Ltd. ("Weikun Technology")	Corporation, the PRC	Technology advisory service, the PRC	RMB7,923,258,050/ USD1,191,000,000	100%	**100%**
Jinjiong (Shenzhen) Technology Service Company Ltd. ("Jinjiong Technology")	Corporation, the PRC	Intermediate holding, the PRC	RMB1,300,000,000	100%	**100%**
Lufax Holding (Shenzhen) Technology Service Co., Ltd.	Corporation, the PRC	Internet platform service, the PRC	RMB298,549,200/ RMB300,000,000	100%	**100%**
Gem Alliance Limited	Corporation, Cayman Islands	Intermediate holding, Cayman Islands	USD1,828,535,620	100%	**100%**
Harmonious Splendor Limited	Corporation, Hong Kong	Intermediate holding, Hong Kong	USD2,165,088,878	100%	**100%**
Ping An Rongyi (Jiangsu) Financing Guarantee Co., Ltd. (iii)	Corporation, the PRC	Financing guarantee services, the PRC	USD3,109,801,102	100%	**100%**
Ping An Puhui Enterprises Management Co., Ltd. (ii)	Corporation, the PRC	Enterprise management service, the PRC	RMB9,435,425,000	100%	**100%**
Chongqing Yuheao Commercial Information Consulting Co., Ltd. (iii)	Corporation, the PRC	Information service consultation, the PRC	RMB20,000,000	100%	**100%**
Shenzhen Ping An Rongyi Investment & Consulting Co., Ltd. (iii)	Corporation, the PRC	Investment and financial consulting service, the PRC	RMB1,251,363,637	100%	**100%**
Ping An Rongyi (Heilongjiang) Information Service Co., Ltd. (iii)	Corporation, the PRC	Information technology services, the PRC	RMB1,000,000,000	100%	**100%**
Ping An Consumer Finance Co., Ltd.	Corporation, the PRC	Consumer finance business, the PRC	RMB5,000,000,000	70%	**70%**
PAO Bank Limited ("PAObank") (i)	Corporation, Hong Kong	Banking services, Hong Kong	HKD2,700,000,000	100%	**100%**
Heilongjiang Jinlian Yuntong Microfinance Co., Ltd. ("Heilongjiang Microfinance")	Corporation, the PRC	Microfinance services, the PRC	RMB10,000,000,000	100%	**100%**
Controlled through Contractual Agreements:					
Shanghai Xiongguo Corporation Management Co., Ltd. ("Xiongguo")	Corporation, the PRC	Intermediate holding, the PRC	RMB1,000,000,000	100%	**100%**
Shanghai Lufax Information Technology Co., Ltd.	Corporation, the PRC	Online wealth management information platform service, the PRC	RMB836,670,000	100%	**100%**
Shenzhen Lufax Holding Enterprise Management Co., Ltd.	Corporation, the PRC	Intermediate holding, the PRC	RMB0/ RMB5,000,000	100%	**100%**
Controlled through de facto control:					
Zhongshi Credit Management Co., Ltd.	Corporation, the PRC	Non-performing asset management, the PRC	RMB100,000,000	90%	**90%**
Shenzhen Jiayun Hua'ao Information Service Co., Ltd.	Corporation, the PRC	Information consulting services, the PRC	RMB570,000,000	100%	**100%**

2. History and organization of the Group (Continued)

(a) (Continued)

The English names of certain subsidiaries of the Group represent the best effort by the Company's management to translate their Chinese names, as these subsidiaries do not have official English names.

(i) On November 13, 2023, the Group entered into a share purchase agreement with OneConnect Financial Technology Co., Ltd. (as the seller) ("OCFT") and PAO Bank Limited (previously known as Ping An OneConnect Bank (Hong Kong) Limited) (the "PAObank"), pursuant to which OCFT conditionally agreed to sell, and the Group conditionally agreed to acquire PAObank through the sale and purchase of the entire issued share capital of the indirect holding company of PAObank, Jin Yi Tong Limited, at a consideration of HKD933 million in cash. On April 2, 2024, all the conditions precedent to the acquisition of PAObank had been fulfilled. Upon that, the acquisition was completed and the PAObank became a wholly-owned subsidiary of the Group. As of December 31, 2025, following the Group's acquisition of PAObank, the Group completed multiple capital injections, with HKD500 million in 2024 and HKD700 million in 2025. As mentioned in Note 53, PAO Bank Limited was renamed as Ping An Digital Bank (International) Limited in March 2026.

(ii) On August 5, 2024, Harmonious Splendor Limited, the parent company of Ping An Puhui Enterprises Management Co., Ltd., increased its capital contribution to Ping An Puhui Enterprises Management Co., Ltd. from RMB8,494,800,000 to RMB9,435,425,000.

(iii) In 2024, Ping An Puhui Financing Guarantee Co., Ltd., Chongqing Jinan Microloan Co., Ltd., Ping An Puhui Investment & Consulting Co., Ltd. and Ping An Puhui Information Services Co., Ltd. were renamed as Ping An Rongyi (Jiangsu) Financing Guarantee Co., Ltd., Chongqing Yuheao Commercial Information Consulting Co., Ltd , Shenzhen Ping An Rongyi Investment & Consulting Co., Ltd. and Ping An Rongyi (Heilongjiang) Information Service Co., Ltd., respectively.

2. History and organization of the Group (Continued)

(b) The following table sets forth the major consolidated structured entities other than Consolidated Affiliated Entities of the Group as of December 31, 2025.

Name	Amount of investment by the Group RMB'000	Remaining paid-in capital of structured entities (i) RMB'000
Trust A	3,539,000	3,539,000
Asset Management Product A	3,458,341	3,458,341
Wealth Management Product A	2,473,064	2,473,064
Trust B	2,188,707	2,188,707
Asset Management Product B	2,000,438	2,000,438
Trust C	1,529,513	1,529,513
Asset Management Product C	1,431,107	1,431,107
Trust D	1,359,000	1,359,000
Trust E	1,320,000	1,320,000
Wealth Management Product B	1,174,048	1,174,048

Ping An Group and its subsidiaries also made investments in these structured entities. Meanwhile, Ping An Group and its subsidiaries also provide certain services to certain consolidated structured entities.

(i) The remaining paid-in capital is the amount not yet paid to the investors.

(c) PRC laws and regulations prohibit or restrict foreign ownership of companies that conduct certain internet-based business, which includes activities and services provided by the Group. The Group operates part of its business in the PRC through a series of contractual arrangements (collectively, "Contractual Arrangements") entered into among wholly-owned subsidiaries of the Company ("WFOE"), Consolidated Affiliated Entities and the shareholders of Consolidated Affiliated Entities ("Onshore Shareholders") that are authorized by the Group. The Contractual Arrangements include Exclusive Equity Interest Option Agreements, Exclusive Business Cooperation Agreements, Exclusive Asset Option Agreements, Share Pledge Agreements, Voting Proxy Agreements, Letters of Undertakings and Spousal Consent Letters.

2. History and organization of the Group (Continued)

(c) (Continued)

Under the Contractual Arrangements, the Company has the power to control the management, financial and operating policies of the Consolidated Affiliated Entities, has exposure or rights to variable returns from its involvement with the Consolidated Affiliated Entities, and has ability to use its power over the Consolidated Affiliated Entities to affect the amount of the returns. As a result, all of these Consolidated Affiliated Entities are accounted for as consolidated structured entities of the Company and their financial statements have also been consolidated by the Company. The table below sets forth the principal Consolidated Affiliated Entities of the Group as of December 31, 2024 and 2025:

Contract Date	WFOE	OPCO
March 23, 2015 and February 1, 2023	Weikun Technology	Xiongguo
March 23, 2015 and February 1, 2023	Weikun Technology	Shanghai Lufax Information Technology Co., Ltd.
November 21, 2018	Lufax Holding (Shenzhen) Technology Service Co., Ltd.	Shenzhen Lufax Holding Enterprise Management Co., Ltd.

The principal terms of the Contractual Arrangements are further described below:

- **Exclusive Equity Interest Option Agreement**

  Each Onshore Shareholder (which, collectively, legally own 100% of the shares of OPCO) has irrevocably and unconditionally granted WFOE an irrevocable and exclusive right to purchase, or designate one or more persons (each, a "Designee") to purchase the equity interests in OPCO. WFOE shall be entitled to absolute discretion over the time, manner and times to exercise the option. Except for WFOE and the Designee(s), no other person shall be entitled to the Equity Interest Purchase Option or other rights with respect to the equity interests of OPCO held by any Onshore Shareholder. OPCO agreed to the grant by each Onshore Shareholder of the Equity Interest Purchase Option to WFOE.

- **Exclusive Business Cooperation Agreement**

  OPCO appointed WFOE as OPCO's exclusive services provider to provide OPCO with complete business support and technical and consulting services during the term of the agreement. OPCO agreed to accept all the consultations and services provided by WFOE exclusively unless with written consent of the WFOE and to accept the consultations and services by a third party appointed by WFOE. WFOE has the right to provide financial support for OPCO to maintain an ordinary business.

2. History and organization of the Group (Continued)

(c) (Continued)

The principal terms of the Contractual Arrangements are further described below: (Continued)

- **Exclusive Asset Option Agreement**

  OPCO irrevocably and unconditionally granted WFOE an irrevocable and exclusive right to purchase, or designate one or more persons (each, a "Designee") to purchase the assets then held by OPCO once or at multiple times at any time in part or in whole at WFOE's sole and absolute discretion. WFOE is entitled to absolute discretion over the time, manner and times to exercise the Option. Except for WFOE and the Designee(s), no other person shall be entitled to the Assets Purchase Option or other rights with respect to the assets of OPCO. Each Onshore Shareholder agreed to the grant by OPCO of the Assets Option to WFOE.

- **Share Pledge Agreement**

  As collateral security for the prompt and complete performance of any and all obligations of each Onshore Shareholder (legally owns 100% of the shares of OPCO) under the Cooperation Agreements (collectively, the "Secured Obligations"), Onshore Shareholder pledged to WFOE a first security interest in its share of the equity interest of OPCO.

- **Voting Proxy Agreement**

  Each Onshore Shareholder exclusively entrusted and authorized WFOE to exercise voting, management, and other shareholder rights of OPCO on its behalf. The powers and rights of WFOE granted under the said exclusive entrustment include but not limited to the following: propose, convene and attend shareholders' meetings of OPCO; exercise all the shareholder's rights and shareholder's voting rights that each Onshore Shareholder is entitled to under the laws of the PRC and OPCO's Articles of Association, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole, and participate in dividend distributions or any other type of distribution of OPCO.

- **Letters of Undertakings**

  Each individual signing indirect shareholder has irrevocably undertaken, in the event of his or her death or loss of capacity or any other events that could possibly affect his or her capacity to fulfill his or her obligations under the contractual arrangement, that he or she will unconditionally transfer his or her equity interest in OPCO to WFOE or any person designated by WFOE and the transferee will assume all of his or her rights and obligations as such under the contractual arrangements. Each signing indirect shareholder represents that his or her spouse has no ownership interest in his or her equity interest in OPCO. Each signing indirect shareholder further represents that, he or she will not, commit any conduct or omission that is contrary to the purpose and intention of the contractual arrangements, that leads or may lead to any conflict of interest between WFOE and the Company and its subsidiaries, and that if, during his or her performance of the contractual arrangements, there is a conflict of interest between the signing indirect shareholder and the Company and its subsidiaries, the signing indirect shareholder will protect the legal interests of WFOE under the contractual arrangements.

2. History and organization of the Group (Continued)

(c) (Continued)

The principal terms of the Contractual Arrangements are further described below: (Continued)

- **Spousal Consent Letters**

  Each signing spouse of individual indirect shareholder agreed that he or she was aware of the equity interest beneficially owned by his or her spouse in OPCO and the relevant contractual arrangements in connection with such equity interest. The signing spouse unconditionally and irrevocably confirmed that he or she does not have any equity interest in OPCO and committed not to impose any assertions upon his or her spouse's respective equity interest. Each signing spouse further confirmed that such equity interest may be disposed of pursuant to the contractual arrangements and committed that he or she will take all necessary measures for the performance of those arrangements.

(d) Risks in relation to the Consolidated Affiliated Entities

In the opinion of the Company's management, the Contractual Arrangements discussed above have resulted in the Company and WFOE having the power to direct activities that most significantly impact the Consolidated Affiliated Entities, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the Consolidated Affiliated Entities at its discretion. The Company has the power to direct activities of the Consolidated Affiliated Entities and can have assets transferred out of the Consolidated Affiliated Entities under its control. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the Consolidated Affiliated Entities. As the Company conducts its Internet-related activities mainly through the Consolidated Affiliated Entities, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss. As the Consolidated Affiliated Entities organized in the PRC were established as limited liability companies under PRC law, their creditors do not have recourse to the general credit of WFOE for the liabilities of the Consolidated Affiliated Entities, and WFOE does not have the obligation to assume the liabilities of these Consolidated Affiliated Entities.

In the opinion of the Company's legal counsel, the ownership structures of the consolidated affiliated entities and WFOEs currently do not result in violation of PRC laws and regulations currently in effect. The Contractual Agreements governed by the PRC laws and regulations are valid, binding and enforceable against each party thereto in accordance with the applicable PRC laws and regulations currently in effect, and do not result in violation of PRC laws and regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of the PRC laws and regulations and future PRC laws, regulations and rules, and there can be no assurance that the Governmental Agencies will take a view that is not contrary to or otherwise different from the Company's legal counsel opinion stated above.

Notes to the Consolidated Financial Statements (Continued)
For the Year Ended December 31, 2025

2. History and organization of the Group (Continued)

(d) Risks in relation to the Consolidated Affiliated Entities (Continued)

The Foreign Investment Law stipulates certain forms of foreign investment. However, the Foreign Investment Law does not explicitly stipulate contractual arrangements such as those the Company relies on as a form of foreign investment. Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes "foreign investors investing through any other methods under laws, administrative regulations or provisions prescribed by the State Council." Future laws, administrative regulations or provisions prescribed by the State Council may possibly regard Contractual Arrangements as a form of foreign investment. If this happens, it is uncertain whether the Contractual Arrangements with the Consolidated Affiliated Entities, its subsidiaries and its shareholders would be recognized as foreign investment, or whether the Contractual Arrangements would be deemed to be in violation of the foreign investment access requirements. As well as the uncertainty on how the Contractual Arrangements will be handled, there is substantial uncertainty regarding the interpretation and the implementation of the Foreign Investment Law. The relevant government authorities have broad discretion in interpreting the law. Therefore, there is no guarantee that the Contractual Arrangements, the business of the Consolidated Affiliated Entities and financial conditions of the Company will not be materially and adversely affected in the future.

The Company's ability to control Consolidated Affiliated Entities also depends on rights provided to WFOEs under the Voting Proxy Agreement, to vote on all matters requiring shareholders' approval. As noted above, the Company believes the Voting Proxy Agreement is legally enforceable, but it may not be as effective as direct equity ownership. In addition, if the corporate structure of the Group or the contractual arrangements among WFOEs, the Consolidated Affiliated Entities and their respective shareholders were found to be in violation of any existing PRC laws and regulations, the relevant PRC regulatory authorities could:

- revoke Consolidated Affiliated Entities' business and operating licenses;

- require Consolidated Affiliated Entities to discontinue or restrict their operations;

- restrict Consolidated Affiliated Entities' right to collect revenues;

- block Consolidated Affiliated Entities' websites;

- require the Group to restructure the operations, re-apply for the necessary licenses or relocate its business, staff and assets;

- impose additional conditions or requirements with the Group may not be able to comply; or

- take other regulatory or enforcement actions against the Group that could be harmful to the Group's business.

2. History and organization of the Group (Continued)

(e) The following are major financial statement amounts and balances of the Group's Consolidated Affiliated Entities and their consolidated subsidiaries as of December 31, 2024 and 2025 and for the two years ended December 31, 2025.

	December 31, 2024	December 31, 2025
	RMB'000	RMB'000
Assets arising from inter-company transactions	8,073	9,636
Amounts due from Group companies	2,473,019	2,956,631
Total assets	5,938,745	5,064,124
Amounts due to Group companies	9,292,627	8,509,996
Total liabilities	10,205,635	9,414,413

	For the year ended December 31,	
	2024	2025
	RMB'000	RMB'000
Inter-company revenues	554,293	15,026
Total income	430,361	276,053
Inter-company expenses	(140,989)	(113,313)
Total expenses	(910,908)	(350,571)
Net loss	(480,547)	(74,518)

2. History and organization of the Group (Continued)

(e) (Continued)

	For the year ended December 31,	
	2024	**2025**
	RMB'000	**RMB'000**
Inter-company cash flow	(1,431,064)	**(944,744)**
Other operating activities	3,400	**(75,013)**
Net cash used in operating activities	(1,427,664)	**(1,019,757)**
Inter-company cash flow	234,747	**—**
Payment for advances to consolidated entities	(3,430,000)	**(180,000)**
Receipts of repayment of the advances from consolidated entities	3,648,130	**1,200,283**
Proceeds from sale of investment assets	2,372,250	**2,872,801**
Payment for acquisition of investment assets	(1,656,500)	**(2,790,000)**
Other investing activities	86,767	**4**
Net cash generated from investing activities	1,255,394	**1,103,088**
Repayment of interest expenses and borrowings	(48,333)	**—**
Net cash used in financing activities	(48,333)	**—**
Net increase/(decrease) in cash	(220,603)	**83,331**
Cash at the beginning of the year	307,940	**87,337**
Cash at the end of the year	87,337	**170,668**

As of December 31, 2024 and 2025, the total assets of the Group's Consolidated Affiliated Entities mainly consisted of cash at bank, restricted cash, financial assets at fair value through profit or loss, financial assets at amortized cost, accounts and other receivables and other assets. The total liabilities mainly consisted of payable to platform investors, accounts and other payables and contract liabilities and other liabilities.

3. Material accounting policies

The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the years presented unless otherwise stated.

3.1 Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB"). The consolidated financial statements have been prepared on a historical cost basis, except for financial assets and liabilities (including derivative instruments) that have been measured at fair value. The consolidated financial statements are presented in RMB and all values are rounded to the nearest thousand (RMB'000), except when otherwise indicated.

The Group has prepared the financial statements on the basis that it will continue to operate as a going concern.

The preparation of the consolidated financial statements in conformity with IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5 below.

3.2 Changes in accounting policies and disclosures

The Group has adopted *Lack of exchangeability — Amendments to IAS 21* for the first time for the current year's financial statements. As the currencies that the Group had transacted in and the functional currencies of overseas subsidiaries, joint ventures and associates for translation into the Group's presentation currency were exchangeable, the amendments did not have any impact on the Group's financial statements. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

3. Material accounting policies (Continued)

3.3 Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2025. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:

- Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);

- Exposure, or rights, to variable returns from its involvement with the investee; and

- The ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

- The contractual arrangement(s) with the other vote holders of the investee;

- Rights arising from other contractual arrangements; and

- The Group's voting rights and potential voting rights.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income ("OCI") are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group's accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

3. Material accounting policies (Continued)

3.4 Structured entities

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only, and the relevant activities are directly by means of contractual or related arrangements.

The Group determines whether it is an agent or principal in relation to those structured entities in which the Group acts as an asset manager based on management's judgment. If an asset manager is an agent, it acts primarily on behalf of others and therefore does not control the structured entity. It may be the principal if it acts primarily for itself, and therefore controls the structured entity.

With respect to the Consolidated Affiliated Entities, the Group acts as a principal and the determination of the consolidation of the Consolidated Affiliated Entities is set out in Note 2. The unconsolidated structured entities to which the Group has exposure are set out in Note 4.3.

3.5 Business combination

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis. Non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity's net assets in the event of liquidation are measured at either fair value or the present ownership interests' proportionate share in the recognized amounts of the acquirer's identifiable net assets. All other components of non-controlling interests are measured at their acquisition date fair value, unless another measurement basis is required by IFRS Accounting Standards.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer's previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss or other comprehensive income, as appropriate.

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability are recognized in profit or loss. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

3. Material accounting policies (Continued)

3.5 Business combination (Continued)

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of the consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in profit or loss.

3.6 Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The functional currency of the Company is the United States dollar ("USD"). The RMB is the functional currency of the subsidiaries in the PRC. As the major operations of the Group are within the PRC, the Group determined to present its consolidated financial statement in RMB (unless otherwise stated).

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates, are generally recognized in consolidated statements of comprehensive income.

Foreign exchange gains and losses that relate to borrowings are presented in the consolidated statements of comprehensive income, within finance costs. All other foreign exchange gains and losses are presented in the consolidated statements of comprehensive income on a net basis within other gain/(loss) - net.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss, and translation differences on non-monetary assets such as equities classified as fair value through other comprehensive income are recognized in other comprehensive income.

3. Material accounting policies (Continued)

3.6 Foreign currency translation (Continued)

(iii) Group companies

The results and financial position of all foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities in foreign operations are translated at the spot rate at the reporting date;

- income and expenses are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

- all resulting exchange differences are recognized in other comprehensive income.

3.7 Cash and cash equivalents

For the purpose of presentation in the statements of cash flows, cash and cash equivalents include cash on hand, deposits held at call with financial institutions, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.8 Financial assets

(i) Initial recognition and measurement

The Group recognizes a financial asset or a financial liability in its statements of financial position when, and only when, it becomes a party to the contractual provisions of the instrument.

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost ("AC"), fair value through other comprehensive income ("FVOCI"), and FVPL.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are incremental and directly attributable to the acquisition or issue of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

The Group determines the classification of debt investments according to its business model and the contractual cash flow characteristics of the financial assets. In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are solely payments of principal and interest ("SPPI") on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. The investments are classified as FVPL if the cash flows cannot pass the testing for solely payments of principal and interest on the principal amount, irrespective of the business model. For investments in equity instruments, investments are classified as FVPL in general.

3. Material accounting policies (Continued)

3.8 Financial assets (Continued)

(i) Initial recognition and measurement (Continued)

The Group's business model for managing financial assets refers to how it manages its financial assets in order to generate cash flow. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at fair value through OCI are held within a business model with the objective of both holding to collect contractual cash flows and selling.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

(ii) Subsequent measurement

Debt instruments

Debt instruments are those instruments that meet the definition of financial liability from the issuer's perspective, such as loans, government and corporate bonds. Subsequent measurement of debt instruments depends on the Group's business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:

Financial assets at amortized cost

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest, and that are not designated at FVPL are measured at amortized cost. Interest income from these financial assets is included in interest income using the effective interest rate method. Any gain or loss arising from derecognition or impairment is recognized directly in profit or loss. Such assets held by the Group mainly include cash at bank, accounts and other receivables, financial assets at amortized cost, financial assets held under resale agreements, and loans to customers. Purchased or originated credit-impaired financial assets ("POCI") are those financial assets that are credit-impaired on initial recognition whose interest income is calculated by applying the effective interest rate to the net carrying amount of the financial asset.

Financial assets at fair value through OCI

For debt instruments at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the statements of financial position at fair value with net changes in fair value recognized in profit or loss.

3. Material accounting policies (Continued)

3.8 Financial assets (Continued)

(ii) Subsequent measurement (Continued)

Equity instruments

The Group subsequently measures all equity instruments at fair value. Dividends representing a return on such equity instruments are recognized in profit or loss when the Group's right to receive payments is established.

Financing guarantee contracts

After initial recognition, an issuer of such a contract shall subsequently measure it at the higher of:

- the amount of the loss allowance determined in accordance with Note 3.8(iii); and

- the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15.

(iii) Impairment

Expected credit loss ("ECL") refers to the weighted average amount of credit loss of financial instruments based on the probability of default. Credit loss refers to the difference between all contractual cash flows receivable and all cash flows that the entity expects to receive, discounted at the original effective interest rate.

The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and at fair value through other comprehensive income, with the exposure arising from loan commitments and financing guarantee contracts that are not in the scope of "Insurance Contracts". A number of significant judgments are also required in applying the accounting requirements for measuring ECL, such as:

- Choosing appropriate models and assumptions for the measurement of ECL including exposure at default ("EAD"), probability of default ("PD"), loss given default ("LGD"), etc.;

- Determining criteria for significant increase in credit risk; and

- Establishing the number and relative weightings of forward-looking scenarios for the associated ECL.

For the financial instruments subject to ECL measurement, the Group assesses the significant increase in credit risk since initial recognition or whether an asset is considered to be credit impaired, "Three-stage" expected credit loss models are established and staging definition is set for each of these classes of financial assets. By incorporating forward-looking information, expected credit losses for financial assets are recognized in different stages.

3.   Material accounting policies (Continued)

3.8   Financial assets (Continued)

(iii)   Impairment (Continued)

Stage 1: A financial instrument that is not credit-impaired on initial recognition is classified in "Stage 1" and has its credit risk continuously monitored by the Group. The impairment provision is measured at an amount equal to the 12-month expected credit losses for the financial assets which are not considered to have significantly increased in credit risk since initial recognition.

Stage 2: If a significant increase in credit risk ("SICR") since initial recognition is identified, the financial instrument is moved to "Stage 2" but is not yet deemed to be credit-impaired. The impairment provision is measured based on expected credit losses on a lifetime basis.

Stage 3: If the financial instrument is credit-impaired, the financial instrument is then moved to "Stage 3". The impairment provision is measured based on expected credit losses on a lifetime basis.

For the financial instruments in Stage 1 and Stage 2, the Group calculates the interest income based on its gross carrying amount (i.e., amortized cost) before adjusting for impairment provision using the effective interest method. For the financial instruments in Stage 3, the interest income is calculated based on the carrying amount of the asset, net of the impairment provision, using the effective interest method. Financial assets that are originated or purchased credit impaired are financial assets that are impaired at the time of initial recognition, and the impairment provision for these assets is the expected credit loss for the entire lifetime.

The Group recognizes or reverses the loss allowance through profit or loss. For accounts receivable, the Group refers to historical experience of credit loss, combined with current situation and forward-looking information, to formulate the lifetime expected credit loss of the financial assets.

(iv)   Derecognition

Financial assets are derecognized if one of the following criteria are met:

- the contractual rights to receive the cash flows from the financial assets have expired;

- the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a "pass-through" arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Financial assets (and the related impairment allowances) are normally written off, either partially or in full, when there is no realistic prospect of recovery. Where loans to customers and receivables arising from default guarantee payments are secured, the write-off is generally after receipt of any proceeds from the realization of collateral. In circumstances where there is no credit enhancement, loans to customers, accounts receivable related to retail credit and enablement business and the related allowance are written off when they are delinquent for 180 days or more.

3. Material accounting policies (Continued)

3.9 Financial liabilities

(i) Initial recognition, measurement and presentation

At initial recognition, the Group classifies financial liabilities as financial liabilities at fair value through profit or loss or other financial liabilities. The Group measures a financial liability at its fair value plus, in the case of a financial liability not at fair value through profit or loss, transaction costs that are incremental and directly attributable to the acquisition or issue of the financial liability. Transaction costs of financial liabilities carried at FVPL are expensed in profit or loss.

(ii) Subsequent measurement

For purposes of subsequent measurement, financial liabilities are classified into two categories:

- Financial liabilities at fair value through profit or loss; and

- Financial liabilities at amortized cost.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and other financial liabilities designated as such at initial recognition. Financial liabilities held for trading are the financial liabilities that:

- are incurred principally for the purpose of repurchasing in the near term;

- on initial recognition are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking; or

- are derivatives (except for a derivative that is a designated and effective hedging instrument or a financing guarantee contract).

Such financial liabilities held for trading are subsequently measured at fair value. All the related realized and unrealized gains/(losses) are recognized in profit or loss.

The Group may, at initial recognition, designate a financial liability as measured at fair value through profit or loss when one of the following criteria is met:

- it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases; or

3. Material accounting policies (Continued)

3.9 Financial liabilities (Continued)

(ii) Subsequent measurement (Continued)

Financial liabilities at fair value through profit or loss (Continued)

- a group of financial liabilities or financial assets and financial liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the entity's key management personnel; or

- a contract contains one or more embedded derivatives, with the host not being an asset within the scope of IFRS 9, and the embedded derivative(s) do(es) significantly modify the cash flows.

Once designated at fair value through profit or loss at initial recognition, the financial liabilities may not be reclassified to other financial liabilities in subsequent periods. Financial liabilities designated at FVPL are subsequently measured at fair value.

Financial liabilities at amortized cost

This is the category most relevant to the Group. After initial recognition, financial liabilities at amortized cost are subsequently measured at amortized cost using the effective interest rate ("EIR") method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statements of comprehensive income.

This category generally applies to interest-bearing loans and borrowings. For more information, refer to Note 30.

(iii) Derecognition

When all or part of the current obligations of a financial liability have been discharged, the Group derecognizes the portion of the financial liability or obligation that has been discharged. The difference between the carrying amount of the derecognized liability and the consideration is recognized in profit or loss.

3. Material accounting policies (Continued)

3.9 Financial liabilities (Continued)

(iii) Derecognition (Continued)

The exchange between the Group and its original lenders of debt instruments with substantially different terms, as well as substantial modifications of the terms of existing financial liabilities, are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is more than 10% different from the discounted present value of the remaining cash flows of the original financial liability. In addition, other qualitative factors, such as the currency that the instrument is denominated in, changes in the type of interest rate, new conversion features attached to the instrument and change in covenants are also taken into consideration. If an exchange of debt instruments or modification of terms is accounted for as an extinguishment, any costs or fees incurred are recognized as part of the gain or loss on the extinguishment. If the exchange or modification is not accounted for as an extinguishment, any costs or fees incurred adjust the carrying amount of the liability and are amortized over the remaining term of the modified liability.

3.10 Determination of fair value

The fair value of a financial instrument that is traded in an active market is determined by reference to quoted market bid prices for assets and offer prices for liabilities, at the close of business at the end of the reporting period. If quoted market prices are not available, reference can also be made to broker or dealer price quotations.

For financial instruments where there is no active market, the fair value is determined by using valuation techniques. Such techniques should be appropriate in the circumstances for which sufficient data is available, and the inputs should be consistent with the objective of estimating the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions, and maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Such techniques include using recent prices in arm's length transactions, reference to the current market value of another instrument which is substantially the same, discounted cash flow analysis and/or option pricing models. For discounted cash flow techniques, estimated future cash flows are based on management's best estimates and the discount rate used is a market-related rate for similar instruments. Certain financial instruments, including derivative financial instruments, are valued using pricing models that consider, among other factors, contractual and market prices, correlation, time value of money, credit risk, yield curve volatility factors and/or prepayment rates of the underlying positions. The use of different pricing models and assumptions could produce materially different estimates of fair values.

Determining whether to classify financial instruments into level 3 of the fair value hierarchy is generally based on the significance of the unobservable factors involved in valuation methodologies.

3. Material accounting policies (Continued)

3.11 Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position when there is an unconditional and legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the assets and settle the liabilities simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

3.12 Financial assets held under resale agreements and financial assets sold under repurchase agreements

Assets sold subject to linked repurchase agreements with banks and other financial institutions are retained in the consolidated financial statements as financial assets held for trading or investment securities, as the Group still retains substantially all risks and rewards of the ownership of the underlying assets. The related liability is recorded as "financial assets sold under repurchase agreements".

A resale agreement ("Reverse repo") refers to the agreement under which the Group purchases an asset with an obligation to resell it to the same counterparty at a pre-determined price on a specified date. Reverse repos are recorded as "financial assets held under resale agreements" while assets bought are not recognized.

Interest earned from resale agreement and interest paid under a repurchase agreement are recorded as interest income or interest expense respectively using the effective interest method during the agreement period.

3.13 Intangible assets (other than goodwill)

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statements of comprehensive income in the expense category that is consistent with the function of the intangible assets.

3. Material accounting policies (Continued)

3.13 Intangible assets (other than goodwill) (Continued)

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statements of comprehensive income.

(i)   Trademarks and licenses

The cost of trademarks and licenses acquired in a business combination is the fair value as of the date of acquisition. The useful lives of trademarks and licenses are assessed to be either finite or indefinite. Trademarks and licenses with finite lives are subsequently amortized on the straight-line basis over the useful economic life and assessed for impairment whenever there is an indication that the trademark or license may be impaired. The amortization period and the amortization method for a trademark or license with a finite useful life are reviewed at least at each financial year end.

Trademarks and licenses with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such trademarks and licenses are not amortized. The useful life of a trademark or license with an indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

(ii)   Computer software

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met:

- it is technically feasible to complete the software so that it will be available for use;

- management intends to complete the software and use or sell it;

- there is an ability to use or sell the software;

- it can be demonstrated how the software will generate probable future economic benefits;

Notes to the Consolidated Financial Statements (Continued)
For the Year Ended December 31, 2025

3. Material accounting policies (Continued)
3.13 Intangible assets (other than goodwill) (Continued)

(ii) Computer software (Continued)
- • adequate technical, financial and other resources to complete the development and to use or sell the software are available; and

- • the expenditure attributable to the software during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software include employee costs and an appropriate portion of relevant overheads.

Research expenditure and development expenditure that do not meet the criteria above are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.

(iii) Amortization methods and periods
The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods. When determining the useful life, the Group takes into the account (i) the estimated period that can bring economic benefits to the Group; and (ii) the period required by the relevant laws and regulations. The Group estimates the useful life of the computer software based on usage of the software, expected technical obsolescence and innovations and industry experience of such intangible assets.

	Expected useful life
Computer software	3–10 years

3.14 Goodwill
Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group reassesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of the net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

3. Material accounting policies (Continued)

3.14 Goodwill (Continued)

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill at the year end. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Where goodwill has been allocated to a cash-generating unit ("CGU") and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed in these circumstances is measured based on the relative value of the disposed operation and the portion of the CGU retained.

Goodwill is tested for impairment annually as at December 31 and when circumstances indicate that the carrying value may be impaired.

Impairment is determined by assessing the recoverable amount of the CGU to which the goodwill relates. Where the recoverable amount of the CGU is less than the carrying amount, an impairment loss is recognized. An impairment loss recognized for goodwill is not reversed in subsequent periods.

3.15 Property and equipment

The Group's property and equipment mainly comprise buildings, leasehold improvements, office furniture and equipment, computer and electronic equipment and motor vehicles.

The assets purchased or constructed are initially measured at acquisition cost, net of accumulated depreciation and accumulated impairment losses, if any. Property and equipment transferred from customers are initially measured at fair value at the date on which control is obtained.

Subsequent expenditures incurred for the property and equipment are included in the cost of the property and equipment if it is probable that economic benefits associated with the asset will flow to the Group and the subsequent expenditures can be measured reliably. Meanwhile the carrying amount of the replaced part is derecognized. Other subsequent expenditures are recognized in profit or loss in the period in which they are incurred.

Depreciation is calculated on the straight-line method to write down the cost of such assets to their residual values over their estimated useful lives. The residual values and useful lives of assets are reviewed, and adjusted if appropriate, at each financial reporting date.

3. Material accounting policies (Continued)

3.15 Property and equipment (Continued)

Land and buildings comprise primarily office premises. The estimated useful lives, depreciation rate and estimated residual value rate of buildings, leasehold improvements, office furniture and equipment, computer and electronic equipment and motor vehicles are as follows:

Category	Expected useful life	Estimated residual value rate	Annual depreciation rate
Buildings	30 years	5%	3%
Office furniture and equipment	3–5 years	0%–5%	19%–33%
Computer and electronic equipment	2–5 years	0%–5%	19%–50%
Motor vehicles	3–5 years	5%–10%	18%–32%
Leasehold improvements	Shorter of expected useful life or the lease term	0%	20%–33%

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use or disposal of the asset. Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

3.16 Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that a non-financial asset other than deferred tax assets may be impaired. If any such indication exists, or when annual impairment testing for a non-financial asset is required, the Group makes an estimate of the asset's recoverable amount. A non-financial asset's recoverable amount is the higher of the asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs. Where the carrying amount of a non-financial asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

3. Material accounting policies (Continued)

3.16 Impairment of non-financial assets (Continued)

The Group bases its impairment calculation on the most recent budgets and forecast calculations, which are prepared separately for each of the Group's cash-generating units to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of 5 years. A long-term growth rate is calculated and applied to project future cash flows after the five-year period.

For non-financial assets other than goodwill (refer to Note 3.14), an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the Group makes an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such a reversal is recognized in the statements of comprehensive income.

Intangible assets with indefinite useful lives are tested for impairment at least annually at each year end if triggering events are not identified, either individually or at the cash-generating unit level, as appropriate.

3.17 Current and deferred income tax

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Notes to the Consolidated Financial Statements (Continued)
For the Year Ended December 31, 2025

3. Material accounting policies (Continued)

3.17 Current and deferred income tax (Continued)

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

(a) When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences; and

(b) In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

(a) When the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences; and

(b) In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in jointly controlled entities, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

3. Material accounting policies (Continued)

3.17 Current and deferred income tax (Continued)

Deferred tax (Continued)

In assessing the recoverability of deferred tax assets, the Group relies on the same forecast assumptions used elsewhere in the financial statements and in other management reports.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in OCI or directly in equity.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, are recognized subsequently if new information about facts and circumstances change. The adjustment is either treated as a reduction in goodwill (as long as it does not exceed goodwill) if it was incurred during the measurement period or recognized in profit or loss.

The Group offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

3. Material accounting policies (Continued)

3.18 Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all the facilities will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facilities will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

3.19 Share capital, share premium and treasury shares

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Ordinary shares have a par value of USD0.00001. Initial capital injection over par value per share is accounted for as share premium.

Where any group company purchases the Company's equity instruments, for example as the result of a share buy-back or a share-based payment plan, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the owners of the Company as treasury shares until the shares are canceled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the owners of the Company.

The Group accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account in the consolidated balance sheets. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group's own equity instruments. At retirement, the ordinary shares account is charged only for the aggregate par value of the shares retired. The excess of the acquisition cost of treasury shares over the aggregate par value is recorded as deduction of share premium.

3. Material accounting policies (Continued)

3.20 Accounts and other payables

Accounts and other payables mainly include payable to investors of consolidated structured entities, payable to platform investors, employment benefits payables, payable to external suppliers, tax and other statutory liabilities, and deposit payables, among other things.

Accounts and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

3.21 Compound financial instruments

A compound financial instruments contain both a liability and an equity component. The compound financial instruments issued by the Group include convertible promissory notes (refer to Note 35).

The liability component, representing the obligation to make fixed payments of compound financial instruments may be converted to ordinary shares at the option of the holders, and the number of shares to be issued is based on an initial fixed conversion price subject to anti-dilutive adjustments. Principal and interest are classified as liabilities and initially recognized at the fair value, calculated using the market interest rate of a similar liability that does not have an equity conversion option, and are subsequently measured at amortized cost using the effective interest method. The equity component, representing an embedded option to convert the liability into ordinary shares, is initially recognized in other reserves as the difference between the proceeds received from the compound financial instruments as a whole and the amount of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to the allocation of proceeds.

On conversion of the compound financial instruments into shares, the amount transferred to share capital is calculated as the par value of the shares multiplied by the number of shares converted. The difference between the carrying value of the related component of the converted notes and the amount transferred to share capital is recognized in share premium.

3.22 Employee benefits

(a)   Pension obligations

The employees of the Group are mainly covered by various defined contribution pension plans. The Group makes and accrues contributions on a monthly basis to the pension plans, which are mainly sponsored by the related government authorities that are responsible for the pension liability to retired employees. Under such plans, the Group has no other significant legal or constructive obligations for retirement benefits beyond the said contributions, which are expensed as incurred.

3. Material accounting policies (Continued)

3.22 Employee benefits (Continued)

(b) Housing benefits

The employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each period.

(c) Medical benefits

The Group makes monthly contributions for medical benefits to the local authorities in accordance with the relevant local regulations for the employees. The Group's liability in respect of employee medical benefits is limited to the contributions payable in each period.

3.23 Share-based payment

The Group operates certain equity-settled, share incentive plans including share options and performance share units ("PSUs"), under which the Group receives services from employees as consideration for equity instruments.

The total amount to be expensed is determined by reference to the fair value of the shares underlying the grants, which includes the impact of market performance conditions (for example, an entity's share price) but excludes the impact of any service and non-market performance vesting conditions (for example, profitability, sales growth targets and remaining as an employee of the entity over a specified time period) and includes the impact of any non-vesting conditions (for example, the requirement for employees to save or holding shares for a specified period of time).

Total expense based on fair value of the shares underlying the grants and number of shares expected to vest is recognized over the vesting period.

At the end of each reporting period, the Group revises its estimates of the number of shares underlying the grants that are expected to vest based on the non-market performance and service conditions. It recognizes the impact of the revision to original estimates, if any, in statements of comprehensive income, with a corresponding adjustment to equity.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share (further details are given in Note 15).

3. Material accounting policies (Continued)

3.24 Revenue recognition

Revenue represents the amount of consideration the Group is entitled to upon the transfer of promised goods or services in the ordinary course of the Group's activities and is recorded net of value-added tax ("VAT"). Revenue is recognized when or as control of the asset or service is transferred to the customer. Depending on the terms of the contract, control of the goods and services may be transferred over time or at a point in time. Services are provided over time if the Group's performance:

- provides all of the benefits received and consumed simultaneously by the customer;

- creates and enhances an asset that the customer controls as the Group performs; and

- does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

The progress towards complete satisfaction of the performance obligation is measured based on one of the following methods that best depicts the Group's performance in satisfying the performance obligation:

- direct measurements of the value transferred by the Group to the customer; or

- the Group's efforts or inputs to the satisfaction of the performance obligation.

When either party to a contract has performed, the Group presents the contract in the statements of financial position as a contract asset or a contract liability, depending on the relationship between the entity's performance and the customer's payment.

A contract asset is the Group's right to consideration in exchange for goods or services that the Group has transferred to a customer. If the value related to the services rendered by the Group exceeds the payment, a contract asset is recognized. Judgment is required in determining whether a right to consideration is unconditional and thus qualifies as a receivable.

A receivable is recorded when the Group has an unconditional right to consideration on the date the payment is due even if it has not yet performed under the contract.

3. Material accounting policies (Continued)

3.24 Revenue recognition (Continued)

A contract liability is the Group's obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer, which is recognized as revenue upon transfer of control to the customers.

The specific accounting policies for the Group's main types of revenue are as follows:

3.24.1 Technology platform-based income and guarantee income

The Group engages primarily in operating a platform for facilitating borrowers and institutional funding partners. For the loans originated by banks for which the Group determines that it is not the legal lender in the loan origination and repayment process or trust plans that the Group does not need to consolidate, the Group does not record loans to customers and payables arising from such transactions.

The Group determines that both borrowers and institutional funding partners are its customers. In accordance with a series of contracts entered into among the borrowers, institutional funding partners and the Group, the Group provides loan enablement and post origination services to its customers and its obligation to repay in the event of default. Loan enablement services include credit assessment of the borrower, enabling loans from the funding partner to the borrower and providing technical assistance to the borrower and the funding partner. Post-origination services include repayment reminders, payment processing, and collection services. The Group determines loan enablement and post origination as two performance obligations. The Group also takes credit risk of off-balance sheet loans to borrowers through the relevant guarantee arrangements and the revenue recognized from this guarantee service has been accounted for as "guarantee income" in the statements of comprehensive income. Account management service provided to credit enhancement providers is considered a separate service outside of the above performance obligations.

The Group generally collects guarantee fees and one combined service fees covering both loan enablement and post origination services on a monthly installment basis. The total considerations including service fees and guarantee fees are first allocated to the guarantee liability at its fair value upon inception of the loan contracts and the residual consideration is then allocated to loan enablement and post origination services based on their estimated standalone selling price. When estimating the total consideration, the Group considers early termination scenarios, as the Group does not receive the full contractual service fees amount under early termination, given that the service fees are collected on a monthly basis prior to loan termination.

The Group does not have an observable standalone selling price for the loan enablement services or post origination services because it does not provide loan enablement services or post origination services on a standalone basis in similar circumstances to similar customers. There is no direct observable standalone selling price for similar services in the market that is reasonably available to the Group.

3. Material accounting policies (Continued)

3.24 Revenue recognition (Continued)

3.24.1 Technology platform-based income and guarantee income (Continued)

As a result, the estimation of standalone selling price involves significant judgment. The Group uses an expected cost plus margin approach to estimate the standalone selling prices of loan enablement services and post origination services as the basis of revenue allocation. When estimating the selling prices, the Group considers the cost related to such services and profit margin.

The transaction price allocated to loan enablement is recognized as revenue upon execution of loan agreements between funding partners and borrowers; the consideration allocated to post-origination services is recognized over the period of the loan on a systematic basis, which approximates the pattern of when the post origination services are performed.

As the terms of the loans facilitated by the Group are generally over 12 months, any incremental costs (i.e., fees paid to direct sales, channel partners and others) of obtaining such contracts are capitalized and amortized on a systematic basis consistent with the pattern of the transfer of the services provided to its customers during the term of underlying loans. The Group assesses the recoverability of the capitalized incremental costs of obtaining a contract in accordance with IFRS 15 at each balance sheet date. Any costs that are not expected to be recoverable are expensed as incurred.

Besides, the Group also receives service fees recognized as "referral income from platform service" in statements of comprehensive income based on the principal of personal lending referred by the Group to the financial institutions which provide funding directly to borrowers and the Group does not take any credit risk in relation to this referral arrangement. Such fee is recognized upon successful facilitation, which is the only performance obligation agreed in the contract.

The Group offers a full suite of wealth management products available from third-party institutional investment product providers to the investors on its technology platform. Such products include asset management plans, bank products, mutual funds, private investment funds, trust plans and others. Other technology platform-based income consists primarily of fees collected from product providers for facilitation of investment products offered on its technology platform which is the only performance obligation agreed in the contract.

3.24.2 Interest income

Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that subsequently become credit-impaired. For credit-impaired financial assets, the effective interest rate is applied to the net carrying amount of the financial assets (after deduction of the loss allowance).

Notes to the Consolidated Financial Statements (Continued)
For the Year Ended December 31, 2025

3. Material accounting policies (Continued)

3.24 Revenue recognition (Continued)

3.24.3 Other income

Other income mainly comprises income for account management service fees. The Group provides reminder services to the credit enhancement providers for loans facilitated by the Group that are covered by their credit enhancement services. Account management service fees are primarily recognized over time based on the performance of the underlying loans.

3.25 Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Group as a lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

(i)   Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, which is 1 to 5 years.

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

3. Material accounting policies (Continued)

3.25 Leases (Continued)

Group as a lessee (Continued)

(ii) Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate.

Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The Group's lease liabilities are included in Leases (refer to Note 26).

(iii) Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that is considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.

3. Material accounting policies (Continued)

3.26 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the statements of comprehensive income net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

3.27 Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all the attached conditions.

Government grants relating to costs are deferred and recognized in the consolidated statements of comprehensive income over the period necessary to match them with the costs that they are intended to compensate.

3.28 Dividends

Provision is made for the amount of any dividend declared, being appropriately authorized and no longer at the discretion of the entity, on or before the end of the reporting period but not distributed at the end of the reporting period.

3.29 Events after the reporting period

If the Group receives information after the reporting period, but prior to the date of authorization for issue, about conditions that existed at the end of the reporting period, it will assess whether the information affects the amounts that it recognizes in its consolidated financial statements. The Group will adjust the amounts recognized in its financial statements to reflect any adjusting events after the reporting period and update the disclosures that relate to those conditions in light of the new information. For non-adjusting events after the reporting period, the Group will not change the amounts recognized in its consolidated financial statements, but will disclose the nature of the non-adjusting event and an estimate of its financial effect, or a statement that such an estimate cannot be made, if applicable.

3. Material accounting policies (Continued)

3.30 Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group's financial statements are disclosed below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 *Presentation of Financial Statements.* IFRS 18 introduces new requirements for presentation within the statements of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statements of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.

The standard requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and it also includes new requirements for aggregation and disaggregation of financial information based on the identified "roles" of the primary financial statements and the notes.

In addition, narrow-scope amendments have been made to IAS 7 *Statement of Cash Flows*, which include changing the starting point for determining cash flows from operations under the indirect method, from "profit or loss" to "operating profit or loss" and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

IFRS 18, and the amendments to the other standards, are effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively.

The Group is currently working to identify all impacts the amendments will have on the primary financial statements and notes to the financial statements.

IFRS 19 and its amendments Subsidiaries without Public Accountability: Disclosures

In May 2024, the IASB issued IFRS 19, which allows eligible entities to elect to apply its reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS Accounting Standards. To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10, cannot have public accountability and must have a parent (ultimate or intermediate) that prepares consolidated financial statements, available for public use, which comply with IFRS Accounting Standards.

IFRS 19 will become effective for reporting periods beginning on or after January 1, 2027, with early application permitted.

As the Group's equity instruments are publicly traded, it is not eligible to elect to apply IFRS 19.

Notes to the Consolidated Financial Statements (Continued)
For the Year Ended December 31, 2025

3. Material accounting policies (Continued)

3.30 Standards issued but not yet effective (Continued)

Amendments to the Classification and Measurement of Financial Instruments — Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued Amendments to *IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments* (the Amendments). The Amendments include:

- A clarification that a financial liability is derecognized on the "settlement date" and the introduction of an accounting policy choice (if specific conditions are met) to derecognize financial liabilities settled using an electronic payment system before the settlement date;

- Additional guidance on how the contractual cash flows for financial assets with environmental, social and corporate governance and similar features should be assessed;

- Clarifications on what constitute "non-recourse features" and what are the characteristics of contractually linked instruments; and

- The introduction of disclosures for financial instruments with contingent features and additional disclosure requirements for equity instruments classified at fair value through other comprehensive income (OCI).

The Amendments are effective for annual periods starting on or after January 1, 2026 with early adoption permitted for classification of financial assets and related disclosures only. The Group does not anticipate that the amendments will have a material effect on the Group's financial statements.

Annual Improvements to IFRS Accounting Standards — Volume 11

In July 2024, the IASB issued nine narrow scope amendments as part of its periodic maintenance of IFRS Accounting Standards. The amendments include clarifications, simplifications, corrections or changes to improve consistency in IFRS 1 *First-time Adoption of International Financial Reporting Standards*, IFRS 7 *Financial instruments: Disclosure and its accompanying Guidance on implementing IFRS 7*, IFRS 9 *Financial Instruments*, IFRS 10 *Consolidated Financial Statements* and IAS 7 *Statement of Cash Flows*.

The amendments will be effective for reporting periods beginning on or after January 1, 2026. Earlier application is permitted and must be disclosed.

The amendments are not expected to have a material impact on the Group's financial statements.

3. Material accounting policies (Continued)

3.30 Standards issued but not yet effective (Continued)

Contracts Referencing Nature-dependent Electricity — Amendments to IFRS 9 and IFRS 7

In December 2024, the IASB issued Amendments to IFRS 9 and IFRS 7 — *Contracts Referencing Nature-dependent Electricity*. The amendments apply only to contracts that reference nature-dependent electricity; the amendments:

- Clarify the application of the "own-use" requirements for in-scope contracts;

- Amend the designation requirements for a hedged item in a cash flow hedging relationship for in-scope contracts; and

- Add new disclosure requirements to enable investors to understand the effect of these contracts on a company's financial performance and cash flows.

The amendments will take effect for annual reporting periods starting on or after January 1, 2026. Early adoption is allowed, but it must be disclosed. The amendments concerning the own-use exception are to be applied retrospectively, while the hedge accounting amendments should be applied prospectively to new hedging relationships designated from the initial application date. Additionally, the IFRS 7 disclosure amendments must be implemented alongside the IFRS 9 amendments. If an entity does not restate comparative information, it cannot present comparative disclosures.

The Group does not expect that the amendments will have a material impact on its financial statements.

Amendments to IFRS 10 and IAS 28

Amendments to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss resulting from a downstream transaction when the sale or contribution of assets constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognized in the investor's profit or loss only to the extent of the unrelated investor's interest in that associate or joint venture. The amendments are to be applied prospectively. The previous mandatory effective date of amendments to IFRS 10 and IAS 28 was removed. However, the amendments are available for adoption now.

3. Material accounting policies (Continued)

3.30 Standards issued but not yet effective (Continued)

Amendments to IAS 21 Translation to a Hyperinflationary Presentation Currency

The Amendments require the translation from a non-hyperinflationary functional currency into a hyperinflationary presentation currency at the closing rate. The amendments also require an entity whose functional currency and presentation currency are the currency of a hyperinflationary economy to restate the comparative amounts of a foreign operation whose functional currency is that of a non-hyperinflationary economy, by applying the general price index, in accordance with paragraph 34 of IAS 29 *Financial Reporting in Hyperinflationary Economies*, to the foreign operation's comparative figures. The amendments introduce certain additional disclosures. The amendments will be effective for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The amendments are not expected to have any significant impact on the Group's financial statements.

4. Financial instruments and risks

The Group's activities expose it to a variety of market risks (comprising foreign currency risk and interest rate risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance. Risk management is carried out by the senior management of the Group.

4.1 Financial risk factors

4.1.1 Market risk

Market risk is the risk of changes in fair value of financial instruments and future cash flows from fluctuation of market prices, which includes two types of risks from volatility of foreign exchange rates (foreign currency risk), and market interest rates (interest rate risk).

(a) Foreign currency risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which the Group conducts business may affect its financial position and results of operations. The foreign currency risk assumed by the Group mainly comes from movements in the USD/RMB exchange rates.

The Company and major overseas intermediate holding companies' functional currency is US dollars ("USD"). They are mainly exposed to foreign exchange risk arising from their cash and cash equivalents and loans to subsidiaries denominated in RMB. The Group enters into forward contracts to manage the exposure to foreign currency risk arising from loans to subsidiaries denominated in RMB of the overseas subsidiaries.

Notes to the Consolidated Financial Statements (Continued)
For the Year Ended December 31, 2025

4. Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.1 Market risk (Continued)

(a) Foreign currency risk (Continued)

The subsidiaries of the Group mainly operate in the PRC with most of the transactions denominated in RMB. The Group considers that business in the PRC is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than RMB.

The table below illustrates the impact of an appreciation or depreciation of RMB spot and forward rates against USD/HKD by 5% on the Group's loss before income tax expense.

| | For the year ended December 31, | |
| | 2024 | 2025 |
	RMB'000	RMB'000
5% appreciation of RMB	(120,981)	(45,521)
5% depreciation of RMB	120,981	45,521

(b) Interest rate risk

Interest rate risk is the risk that the fair value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Interest on floating rate instruments is repriced at intervals of one year or less. Interest on fixed interest rate instruments is priced at inception of the financial instruments and is fixed until maturity. Floating rate instruments expose the Group to cash flow interest rate risk, whereas fixed rate instruments expose the Group to fair value interest risk. The Group's interest rate risk mainly arises from fixed rate instruments including cash at bank, accounts and other receivables and contract assets, loans to customers, accounts and other payables and contract liabilities, etc. The Group's interest rate risk policy requires it to manage interest rate risk by managing the maturities of interest-bearing financial assets and interest-bearing financial liabilities.

Notes to the Consolidated Financial Statements (Continued)

For the Year Ended December 31, 2025

4. Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.1 Market risk (Continued)

(b) Interest rate risk (Continued)

The following table sets out the Group's financial assets and financial liabilities exposed to interest rate risk by repricing date, contractual maturity date or expected maturity date (whichever is earlier):

As of December 31, 2024	Less than 3 months	3 months to 1 year	1–2 years	2–3 years	More than 3 years	Overdue	No interest	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
ASSETS								
Cash at bank	13,730,791	4,576,585	7,580,550	2,079,228	799,900	—	1,136,792	29,903,846
Restricted cash	12,606,465	468,019	953,933	49,455	—	—	54,162	14,132,034
Financial assets held under resale agreements	657,001	—	—	—	—	—	32	657,033
Financial assets at fair value through profit or loss	4,848,823	2,793,141	1,129,890	793,443	1,742,218	3,176,372	5,871,927	20,355,814
Financial assets at fair value through other comprehensive income	647,826	390,295	—	117,974	—	—	—	1,156,095
Financial assets at amortized cost	1,499,000	—	—	—	—	—	—	1,499,000
Accounts and other receivables and contract assets	—	—	—	—	—	—	4,698,008	4,698,008
Loans to customers	18,740,577	44,898,185	23,977,895	21,407,199	855,385	1,629,428	—	111,508,669
Total financial assets	52,730,483	53,126,225	33,642,268	24,447,299	3,397,503	4,805,800	11,760,921	183,910,499
LIABILITIES								
Payable to platform investors	—	—	—	—	—	—	721,558	721,558
Borrowings	11,126,077	37,633,114	1,967,199	—	—	—	388,185	51,114,575
Customer deposits	2,906,107	1,026,951	—	—	—	—	692	3,933,750
Accounts and other payables and contract liabilities	—	—	—	—	—	—	2,833,692	2,833,692
Payable to investors of consolidated structured entities	12,719,274	21,581,299	7,973,593	521,458	—	—	—	42,795,624
Financing guarantee liabilities	—	—	—	—	—	—	4,217,979	4,217,979
Lease liabilities	56,162	130,705	91,030	24,766	204	—	—	302,867
Convertible promissory notes payable	—	—	6,174,050	—	—	—	—	6,174,050
Financial assets sold under repurchase agreements	782,397	—	—	—	—	—	62	782,459
Total financial liabilities	27,590,017	60,372,069	16,205,872	546,224	204	—	8,162,168	112,876,554
Total interest rate sensitivity gap	25,140,466	(7,245,844)	17,436,396	23,901,075	3,397,299	4,805,800	3,598,753	71,033,945

Notes to the Consolidated Financial Statements (Continued)

For the Year Ended December 31, 2025

4. Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.1 Market risk (Continued)

(b) Interest rate risk (Continued)

The following table sets out the Group's financial assets and financial liabilities exposed to interest rate risk by repricing date, contractual maturity date or expected maturity date (whichever is earlier): (Continued)

As of December 31, 2025	Less than 3 months RMB'000	3 months to 1 year RMB'000	1–2 years RMB'000	2–3 years RMB'000	More than 3 years RMB'000	Overdue RMB'000	No interest RMB'000	Total RMB'000
ASSETS								
Cash at bank	12,361,639	4,917,221	2,079,012	284,955	799,873	–	1,643,487	22,086,187
Restricted cash	11,642,624	7,216,198	60,454	25,370	–	–	90,508	19,035,154
Financial assets held under resale agreements	1,576,838	–	–	–	–	–	191	1,577,029
Financial assets at fair value through profit or loss	3,008,399	5,794,487	1,048,480	2,306,388	3,354,424	3,600,847	15,553,548	34,666,573
Financial assets at fair value through other comprehensive income	3,110,541	2,602,298	249,826	219,564	–	–	–	6,182,229
Accounts and other receivables and contract assets	–	–	–	–	–	–	3,081,225	3,081,225
Loans to customers	13,848,878	37,816,633	22,738,076	23,972,434	2,398,504	1,516,449	–	102,290,974
Total financial assets	45,548,919	58,346,837	26,175,848	26,808,711	6,552,801	5,117,296	20,368,959	188,919,371
LIABILITIES								
Payable to platform investors	–	–	–	–	–	–	667,794	667,794
Borrowings	11,297,597	50,373,336	1,447,163	–	–	–	417,817	63,535,913
Customer deposits	6,694,151	2,699,338	–	–	–	–	63,445	9,456,934
Accounts and other payables and contract liabilities	–	–	–	–	–	–	3,138,181	3,138,181
Payable to investors of consolidated structured entities	10,393,888	14,321,735	3,943,001	262,598	–	–	–	28,921,222
Financing guarantee liabilities	–	–	–	–	–	–	5,647,343	5,647,343
Lease liabilities	47,422	104,559	81,864	23,626	2,293	–	–	259,764
Convertible promissory notes payable	–	6,503,803	–	–	–	–	–	6,503,803
Financial assets sold under repurchase agreements	1,661,960	–	–	–	–	–	48	1,662,008
Total financial liabilities	30,095,018	74,002,771	5,472,028	286,224	2,293	–	9,934,628	119,792,962
Total interest rate sensitivity gap	15,453,901	(15,655,934)	20,703,820	26,522,487	6,550,508	5,117,296	10,434,331	69,126,409

Notes to the Consolidated Financial Statements (Continued)
For the Year Ended December 31, 2025

4. Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.1 Market risk (Continued)

(b) Interest rate risk (Continued)

The Group performs interest rate sensitivity analysis on profit of the Group by measuring the impact of a change in interest rate of financial assets and liabilities.

The table below illustrates the impact to profit before tax of the coming year as of each reporting date based on the structure of interest-bearing assets, liabilities and interest rate derivative instruments as of December 31, 2024 and 2025, caused by a parallel shift of 100 basis points in interest rates.

	For the year ended December 31,	
	2024	2025
	RMB'000	RMB'000
Change in interest rate		
-100 basis points	(192,807)	(76,512)
+100 basis points	192,807	76,512

In the sensitivity analysis, the Group adopts the following assumptions when determining business conditions and financial index:

- The fluctuation rates of different interest-bearing assets and liabilities are the same;

- All assets and liabilities are re-priced in the middle of the relevant periods;

- Analysis is based on static gap on the reporting date, regardless of subsequent changes;

- No consideration of impact on customers' behavior resulting from interest rate changes;

- No consideration of impact on market prices resulting from interest rate changes; and

- No consideration of actions taken by the Group.

Therefore, the actual changes of net profit may differ from the analysis above.

4. Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.2 Credit risk

Credit risks refer to the risk of losses incurred by the inabilities of debtors or counterparties to fulfill their contractual obligations or by the adverse changes in their credit conditions. The Group uses a variety of controls to identify, measure, monitor and report credit risk.

Credit risk management

The Group's financial assets at fair value through profit or loss mainly include trust products, wealth management products, asset management plans and other equity investments. The Group executes due diligence, assesses counterparties' qualification and manages credit risks of existing investments.

The Group has formulated a complete set of credit management processes and internal control mechanisms, so as to carry out whole process management of credit business. Credit management procedures for its retail loans comprise the processes of credit origination, credit review, credit approval, disbursement, post-disbursement monitoring and collection. Risks arising from financing guarantee contracts and loan commitments are similar to those associated with loans. Transactions of financing guarantee contracts and loan commitments are, therefore, subject to the same portfolio management and the same requirements for application and collateral as loans to customers.

To those accounts and other receivables and contract assets, there are policies to control the credit risk exposures. The Group evaluates the possibility of guarantees from third parties, credit record and other factors such as current market condition. The Group monitors customer credit records at regular intervals, and takes action such as official notifications, shortening credit periods or canceling credit periods, etc. to ensure the Group's credit risk remains under control when the customers with bad credit records are identified.

Credit exposure

Without taking collateral and other credit enhancements into consideration, for on-balance sheet assets, the maximum exposures are based on net carrying amounts as reported in the financial statements. The Group also assumes credit risk due to financing guarantee contracts. Please refer to Note 42 for the details.

Collateral and other credit enhancements

The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are implemented regarding the types of collateral and the valuation parameters. The items of collateral obtained are typically residential properties.

4. Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.2 Credit risk (Continued)

Collateral and other credit enhancements (Continued)

Management monitors the market value of the collateral, adjusts credit limits when needed and performs an impairment valuation when applicable.

It is the Group's policy to dispose of repossessed properties in an orderly fashion. The proceeds are used to reduce or repay the outstanding balance. In general, the Group does not occupy repossessed properties for business use.

Expected credit loss

Credit risk measurement

The estimation of credit exposure for risk management purposes is complex and requires the use of models, as the exposure varies with changes in market conditions, expected cash flows and the passage of time. The assessment of credit risk of a portfolio of assets entails further estimations as to the likelihood of defaults occurring, of the associated loss ratios and of default correlations between counterparties. The Group measures credit risk using PD, EAD and LGD. This is similar to the approach used for the purposes of measuring ECL under IFRS 9.

Measurement of ECL

IFRS 9 outlines a "three-stage" model for impairment based on changes in credit quality since initial recognition as summarized below:

- A financial instrument that is not credit-impaired on initial recognition is classified in "Stage 1" and has its credit risk continuously monitored by the Group.

- If a SICR since initial recognition is identified, the financial instrument is moved to "Stage 2" but is not yet deemed to be credit-impaired.

- If the financial instrument is credit-impaired, the financial instrument is then moved to "Stage 3".

Financial instruments in Stage 1 have their ECL measured at an amount equal to the portion of lifetime ECL that result from possible default events within the next 12 months. Instruments in Stages 2 or 3 have their ECL measured based on ECL on a lifetime basis.

- A pervasive concept in measuring ECL in accordance with IFRS 9 is that it should consider forward-looking information.

POCI are those financial assets that are credit-impaired on initial recognition. Their ECL is always measured on a lifetime basis.

4. Financial instruments and risks (Continued)
4.1 Financial risk factors (Continued)
4.1.2 Credit risk (Continued)
Expected credit loss (Continued)
Measurement of ECL (Continued)

The following table summarizes the impairment requirements under IFRS 9 (other than POCI).

Change in credit quality since initial recognition

Stage 1	Stage 2	Stage 3
(Initial recognition)	(Significant increase in credit risk since initial recognition)	(Credit-impaired assets)
12-month ECL	Lifetime ECL	Lifetime ECL

The key judgments and assumptions adopted by the Group in addressing the requirements of the standard are discussed below:

(a) Significant increase in credit risk (SICR)

The Group monitor and review the criteria used to identify SICR periodically for appropriateness by the independent Credit Risk team based on changes in credit quality since initial recognition, including probability of default, loss given default, etc. According to the independent Credit Risk team's updated evaluation on loans to customers, the Group considers a financial instrument to have experienced a significant increase in credit risk if the borrower is past due on its contractual payments in this reporting period. No qualitative criterion is considered by the Group since the Group monitors the risk of borrowers purely based on overdue period. For other financial assets measured at amortized cost, the Group sets quantitative and qualitative criteria to judge if there is significant increase in credit risk, and the criteria include: 30 or more days past due, the forward-looking information and various reasonable supporting information, when determining the ECL staging for financial assets.

(b) Definition of default and credit-impaired assets

For loans to customers, the Group defines a financial instrument as in default, which is fully aligned with the definition of credit-impaired if the borrower is 90 or more days past due on its contractual payments. No qualitative criteria is considered by the Group since the Group monitors the risk of borrowers purely based on the overdue period. For other financial assets measured at amortized cost, the Group sets quantitative and qualitative criteria for the definition of "in default", and the criteria include: 90 or more days past due and various reasonable supporting information.

The criteria above are consistent with the definition of default used for internal credit risk management purposes. The default definition has been applied consistently to model the PD, EAD and LGD throughout the Group's expected loss calculations.

Notes to the Consolidated Financial Statements (Continued)
For the Year Ended December 31, 2025

4. Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.2 Credit risk (Continued)

Expected credit loss (Continued)

Measurement of ECL (Continued)

(c) Measuring ECL — Explanation of inputs, assumptions and estimation techniques

The ECL is measured on either a 12-month ("12M") or lifetime basis depending on whether a significant increase in credit risk has occurred since initial recognition or whether an asset is considered to be credit-impaired. Key impacts used to determine ECL include PD, EAD and LGD, which are defined as follows:

- PD represents the likelihood of a borrower defaulting on its financial obligation (as mentioned in "Definition of default and credit-impaired assets" above), either over the next 12 months ("12M PD"), or over the remaining lifetime ("Lifetime PD") of the obligation.

- LGD represents the Group's expectation of the extent of loss on a defaulted exposure. LGD varies by type and availability of collateral or other credit support. LGD is expressed as a percentage loss per unit of exposure at the time of default.

- EAD is based on the amounts the Group expects to be owed at the time of default, over the next 12 months ("12M EAD") or over the remaining lifetime ("Lifetime EAD"). For example, for a revolving commitment, the Group includes the current drawn balance plus any further amount that is expected to be drawn up to the current contractual limit by the time of default, should it occur.

The ECL is determined by projecting the PD, LGD and EAD for each future month and for each individual exposure or collective segment. These three components are multiplied together and adjusted for the likelihood of survival (i.e., the exposure has not prepaid or defaulted in an earlier month).

The 12-month and lifetime PDs are determined based on the defaults developed with reference to historical observed data. The duration of historical observed data gathered which is most relevant to reflect the current risk profile of outstanding loan portfolio is determined by management by applying judgement, considering the latest changes in economy, trend in recent default rates under different portfolio and the latest strategy in customer selections.

The 12-month and lifetime EADs are determined based on the expected payment profile. For amortizing products and bullet repayment loans, this is based on the contractual repayments owed by the borrower over a 12-month or lifetime basis. Early repayment assumptions are also incorporated into the calculation.

4.   Financial instruments and risks (Continued)

4.1   Financial risk factors (Continued)

4.1.2   Credit risk (Continued)

Expected credit loss (Continued)

Measurement of ECL (Continued)

(c)   Measuring ECL — Explanation of inputs, assumptions and estimation techniques (Continued)

The 12-month and lifetime LGDs are determined based on the factors which impact the recoveries made post default. These vary by product type.

Forward-looking economic information is included in determining the 12-month and lifetime PDs. These assumptions vary by product type.

(d)   Forward-looking information incorporated in the ECL models

In measuring ECL, the Group has applied significant judgment in determining the forward-looking adjustments, specifically, the relevant forward-looking economic factors and the methodologies used to incorporate those factors into the ECL models of its various businesses. These judgments are intended to reflect current conditions and reasonable and supportable forecasts of future economic conditions. As of December 31, 2024 and 2025, the range of multiple scenario forecasts of the key macroeconomic factors used to estimate ECL are listed below.

	December 31, 2024	December 31, 2025
GDP — year on year percentage change	4.5%–5.3%	4.6%–5.2%
CPI — year on year percentage change	0.7%–1.5%	0.1%–1.0%
Broad measure of money supply (M1) — year on year percentage change	-0.6%–3.8%	3.2%–6.8%

Similar to other economic forecasts, the forecasts of economic indicators have high inherent uncertainties and therefore actual results may be significantly different from the forecasts. The Group considered the above the forecasts as its best estimate as of December 31, 2024 and 2025.

i)   Sensitivity analysis

Expected credit losses are sensitive to the parameters used in the model, such as forecast value of the macro-economic factors, stage designation results and other factors considered in the application of significant management judgment. Changes in these parameters, assumptions, models, and judgments will have an impact on the measurement of expected credit losses.

Notes to the Consolidated Financial Statements (Continued)

For the Year Ended December 31, 2025

4. Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.2 Credit risk (Continued)

Expected credit loss (Continued)

Measurement of ECL (Continued)

(d) Forward-looking information incorporated in the ECL models (Continued)

    i) Sensitivity analysis (Continued)

The following table shows the changes of ECL impairment provision on loans to customers and financing guarantee liabilities related to ECL assuming that the financial assets in stage 2 had been reclassified to stage 1 due to significant improvement in credit risk.

	December 31, 2024 RMB'000	December 31, 2025 RMB'000
Total ECL and financing guarantee liabilities under the assumption of reclassification of financial instruments from stage 2 to stage 1	11,255,841	12,876,126
Total ECL and financing guarantee liabilities related to ECL recognized in the consolidated balance sheet	12,761,499	16,968,437
Difference — amount	(1,505,658)	(4,092,311)
Difference — ratio	-12%	-24%

Notes to the Consolidated Financial Statements (Continued)
For the Year Ended December 31, 2025

4. Financial instruments and risks (Continued)
4.1 Financial risk factors (Continued)
4.1.2 Credit risk (Continued)
Expected credit loss (Continued)

Measurement of ECL (Continued)

(d) Forward-looking information incorporated in the ECL models (Continued)

    ii) Maximum exposure to credit risk before collateral held or other credit enhancements

The following presents the credit risk exposure of the financial instruments under the scope of expected credit loss mentioned in measurement of ECL without considering guarantee or any other credit enhancement measures:

(in RMB'000)	As of December 31, 2024			
Book value	Stage I	Stage II	Stage III	Maximum Credit Risk Exposure
On-balance sheet				
Cash at bank	29,903,846	—	—	29,903,846
Restricted cash	14,132,034	—	—	14,132,034
Financial assets held under resale agreements	657,033	—	—	657,033
Financial assets at fair value through other comprehensive income	1,156,095	—	—	1,156,095
Financial assets at amortized cost	1,499,000	—	—	1,499,000
Accounts and other receivables and contract assets	4,697,722	—	286	4,698,008
Loans to customers	110,425,071	665,187	418,411	111,508,669
Total	162,470,801	665,187	418,697	163,554,685
Off-balance sheet				
Financing guarantee contracts	67,368,608	648,415	—	68,017,023

4. Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.2 Credit risk (Continued)

Expected credit loss (Continued)

Measurement of ECL (Continued)

(d) Forward-looking information incorporated in the ECL models (Continued)

    ii) Maximum exposure to credit risk before collateral held or other credit enhancements (Continued)

(in RMB'000)	As of December 31, 2025			
Book value	**Stage I**	**Stage II**	**Stage III**	**Maximum Credit Risk Exposure**
On-balance sheet				
Cash at bank	22,086,187	—	—	22,086,187
Restricted cash	19,035,154	—	—	19,035,154
Financial assets held under resale agreements	1,577,029	—	—	1,577,029
Financial assets at fair value through other comprehensive income	6,182,229	—	—	6,182,229
Accounts and other receivables and contract assets	3,080,913	—	312	3,081,225
Loans to customers	100,622,452	920,689	747,833	102,290,974
Total	**152,583,964**	**920,689**	**748,145**	**154,252,798**
Off-balance sheet				
Financing guarantee contracts	65,376,106	2,094,102	—	67,470,208

For other on-balance sheet financial assets, the maximum credit risk exposure is their net carrying amounts.

Notes to the Consolidated Financial Statements (Continued)

For the Year Ended December 31, 2025

4. Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.3 Liquidity risk

Liquidity risk is the risk of not having access to sufficient funds or being unable to liquidate a position in a timely manner at a reasonable price to meet the Group's obligations as they become due.

The Group aims to maintain sufficient cash at bank and marketable securities. Due to the dynamic nature of the underlying businesses, the Group maintains flexibility in funding by maintaining adequate cash at bank.

The following table analyses the Group's financial liabilities into relevant maturity grouping based on the remaining period at the end of each reporting period to the contractual or expected maturity date. The amounts disclosed in the tables below are undiscounted contractual or expected cash flows including interest payments computed using contractual rates, or, if floating, based on current rates, and interests with financial liabilities denominated in foreign currencies translated into RMB using the spot rate as of balance sheet date:

As of December 31, 2024	Repayable on demand or undated	Within 1 year	1 to 2 years	2 to 3 years	Over 3 years	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Financial liabilities						
Payable to platform investors	721,558	—	—	—	—	721,558
Borrowings	71,938	49,819,385	2,046,264	—	—	51,937,587
Customer deposit	469,093	3,494,698	—	—	—	3,963,791
Accounts and other payables and contract liabilities	1,489,870	1,343,822	—	—	—	2,833,692
Payable to investors of consolidated structured entities	—	34,900,519	8,343,092	545,599	—	43,789,210
Lease liabilities	705	189,663	94,648	25,980	238	311,234
Convertible promissory notes payable	—	51,790	7,088,236	—	—	7,140,026
Financial assets sold under repurchase agreements	—	782,583	—	—	—	782,583
Total	2,753,164	90,582,460	17,572,240	571,579	238	111,479,681
Financing guarantee contracts	68,017,023	—	—	—	—	68,017,023

Notes to the Consolidated Financial Statements (Continued)
For the Year Ended December 31, 2025

4. Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.3 Liquidity risk (Continued)

As of December 31, 2025	Repayable on demand or undated RMB'000	Within 1 year RMB'000	1 to 2 years RMB'000	2 to 3 years RMB'000	Over 3 years RMB'000	Total RMB'000
Financial liabilities						
Payable to platform investors	667,794	–	–	–	–	667,794
Borrowings	–	62,854,633	1,470,926	–	–	64,325,559
Customer deposit	427,528	9,092,123	–	–	–	9,519,651
Accounts and other payables and contract liabilities	2,772,257	365,924	–	–	–	3,138,181
Payable to investors of consolidated structured entities	–	25,148,132	4,018,598	265,519	–	29,432,249
Lease liabilities	521	154,465	88,895	26,493	2,720	273,094
Convertible promissory notes payable	–	6,930,860	–	–	–	6,930,860
Financial assets sold under repurchase agreements	–	1,662,439	–	–	–	1,662,439
Total	**3,868,100**	**106,208,576**	**5,578,419**	**292,012**	**2,720**	**115,949,827**
Financing guarantee contracts	67,470,208	–	–	–	–	67,470,208

4. Financial instruments and risks (Continued)

4.2 Capital management

The Group's capital requirements are primarily dependent on the scale and the type of business that it undertakes, as well as the industry and geographic location in which it operates. The primary objectives of the Group's capital management are:

- To comply with the capital requirements set by the regulators of the markets where the Group operates.

- To safeguard the Group's ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and to maximize shareholders' value.

- To maintain a strong capital base to support the development of its business.

The Group adopts administrative measures issued by the regulators of subsidiaries with financial licenses. To meet these requirements, the Group monitors its capital adequacy ratio and the usage of regulatory capital on a quarterly basis and operates and manages assets at all levels in accordance with the provisions of these measures.

Except those subsidiaries with financial licenses, the Group monitors capital by regularly reviewing the total equity attributable to owners of the Company. Adjustments to current capital structure are made in light of changes in economic conditions and risk characteristics of the Group's activities. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid, return capital to ordinary shareholders or issue capital securities.

Gearing ratio

As of December 31, 2024 and 2025, the Group's gearing ratios (i.e., in percentage, total debt divided by total equity, and total debt is calculated as the aggregate of borrowings and convertible promissory notes payable), were 68.53% and 85.37%, respectively.

Notes to the Consolidated Financial Statements (Continued)
For the Year Ended December 31, 2025

4. Financial instruments and risks (Continued)

4.3 Group's maximum exposure to structured entities

The Group uses structured entities in the normal course of business for a number of purposes, for example, structured transactions for customers, to provide finance to public and private sector infrastructure projects, and to generate fees from servicing loans made on behalf of third-party investors. These structured entities are financed through the issue of notes or units to investors. Refer to Note 2 for the Group's consolidation consideration related to structured entities.

The following table shows the Group's maximum exposure to the unconsolidated structured entities representing the Group's maximum possible risk exposure that could occur as a result of the Group's arrangements with structured entities.

These unconsolidated structured products mainly include asset management plans, trust plans, mutual funds, private funds and wealth management products which are all classified as financial assets at fair value through profit or loss.

		As of December 31, 2024		
(in RMB'000)	Size	Carrying amount of investment in structured entities	Group's maximum exposure	Interest held by Group
Unconsolidated structured entities managed by third parties	NA	9,126,031	9,126,031	Investment income
Unconsolidated structured entities managed by affiliated entities	NA	1,237,189	1,237,189	Investment income
Unconsolidated structured entities serviced by the Group	21,168	—	21,168	Service fee

		As of December 31, 2025		
(in RMB'000)	Size	Carrying amount of investment in structured entities	Group's maximum exposure	Interest held by Group
Unconsolidated structured entities managed by third parties	NA	14,200,485	14,200,485	Investment income
Unconsolidated structured entities managed by affiliated entities	NA	830,880	830,880	Investment income
Unconsolidated structured entities serviced by the Group	19,740	—	19,740	Service fee

4. Financial instruments and risks (Continued)

4.4 Fair value estimation

The Group's main financial assets that are not measured at fair value include cash at bank, restricted cash, financial assets held under resale agreements, financial assets at amortized cost, accounts and other receivables and contract assets and loans to customers. The Group's main financial liabilities that are not measured at fair value include payable to platform investors, borrowings, customer deposits, accounts and other payables and contract liabilities, payable to investors of consolidated structured entities, financing guarantee liabilities, lease liabilities, convertible promissory notes payable and financial assets sold under repurchase agreements. The carrying amounts of these financial assets and liabilities approximate to their fair values.

The Group's main financial instruments carried at fair value are financial assets at fair value through profit or loss.

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation techniques:

Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The primary quoted market price used for financial assets held by the Group is net asset value on a daily basis. Financial instruments included in Level 1 comprise primarily equity investments, fund investments and bond investments traded on stock exchanges and open-ended mutual funds.

Level 2: Valuation techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly (such as price) or indirectly (such as calculated based on price). These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates.

Level 3: Other valuation techniques which use any inputs which have a significant effect on the recorded fair value that are not based on observable market data (unobservable inputs).

The level of fair value calculation is determined by the lowest level input with material significance in the overall calculation. As such, the significance of the input should be considered from an overall perspective in the calculation of fair value.

Valuation methods for Level 2 and Level 3 financial instruments:

For Level 2 financial instruments, valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyze and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities.

Notes to the Consolidated Financial Statements (Continued)

For the Year Ended December 31, 2025

4. Financial instruments and risks (Continued)

4.4 Fair value estimation (Continued)

Valuation methods for Level 2 and Level 3 financial instruments: (Continued)

For Level 3 financial instruments, fair value is determined using valuation methodologies such as discounted cash flow models and other similar techniques. One of the significant inputs used in these valuation techniques is generally unobservable.

The following tables set forth the financial instruments recorded at fair value by level of the fair value hierarchy:

As of December 31, 2024	Level 1	Level 2	Level 3	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Financial assets at fair value through other comprehensive income				
Treasury bills	486,425	—	—	486,425
Certificates of deposits	669,670	—	—	669,670
	1,156,095	—	—	1,156,095
Financial assets at fair value through profit or loss				
Trust plans	—	3,937,660	308,956	4,246,616
Private funds and other equity investments	—	—	598,366	598,366
Mutual funds	3,903,003	—	—	3,903,003
Debt securities	—	4,931,967	—	4,931,967
Wealth management products	—	1,628,417	—	1,628,417
Structured deposits	—	1,900,622	—	1,900,622
Others debt investments	—	30,706	3,116,117	3,146,823
	3,903,003	12,429,372	4,023,439	20,355,814
Total	5,059,098	12,429,372	4,023,439	21,511,909

4. Financial instruments and risks (Continued)

4.4 Fair value estimation (Continued)

Valuation methods for Level 2 and Level 3 financial instruments: (Continued)

The following tables set forth the financial instruments recorded at fair value by level of the fair value hierarchy: (Continued)

As of December 31, 2025	Level 1 RMB'000	Level 2 RMB'000	Level 3 RMB'000	Total RMB'000
Financial assets at fair value through other comprehensive income				
Treasury bills	3,548,798	—	—	3,548,798
Certificates of deposits	2,067,547	—	—	2,067,547
Other debt securities	565,884	—	—	565,884
	6,182,229	—	—	6,182,229
Financial assets at fair value through profit or loss				
Debt securities	—	12,490,805	—	12,490,805
Wealth management products	—	11,430,637	—	11,430,637
Mutual funds	2,918,741	—	—	2,918,741
Structured deposits	—	2,434,136	—	2,434,136
Private funds and other equity investments	—	—	567,274	567,274
Trust plans	—	94,813	382,448	477,261
Others debt investments	—	—	4,347,719	4,347,719
	2,918,741	26,450,391	5,297,441	34,666,573
Derivative instruments				
Cross currency swap	—	(5,239)	—	(5,239)
Total	9,100,970	26,445,152	5,297,441	40,843,563

There were no changes in the valuation techniques during the reporting period.

4. Financial instruments and risks (Continued)

4.4 Fair value estimation (Continued)

Valuation methods for Level 2 and Level 3 financial instruments: (Continued)

The following table presents the changes in Level 3 instruments for the years ended December 31, 2024 and 2025:

	For the year ended December 31,	
Financial assets at fair value through profit or loss	2024	**2025**
	RMB'000	**RMB'000**
As of beginning of the year	5,486,954	**4,023,439**
Additions	1,385,507	**1,466,648**
Disposal	(1,276,834)	**(1,202,902)**
Gains or losses recognized in profit or loss	(1,572,188)	**1,010,256**
As of end of the year	4,023,439	**5,297,441**

All of the unrealized gains or losses of Level 3 instruments during the reporting period are recognized in investment income/(loss) (refer to Note 9).

Fair value measurements using significant unobservable input:

The level of fair value measurement is determined by the lowest level input with material significance in the overall calculation. The significance of the input should be considered from an overall perspective in the estimation of fair value.

As of December 31, 2024 and 2025, the Level 3 instruments were mainly other debt investments at fair value through profit or loss. As the other debt investments are not traded in an active market, their fair values have been determined using the discounted cash flow method whereby the discount rate adjustment technique is applied. The discount rate used to determine the present value was a rate that reflects current market assessments of the time value of money and the risks specific to the assets as at each reporting date. The determination of discount rate involved critical estimates and judgments by the management.

4. Financial instruments and risks (Continued)

4.4 Fair value estimation (Continued)

Fair value measurements using significant unobservable input: (Continued)

As of December 31, 2025, the discount rates used to determine fair value of Level 3 instruments ranged from 1.22% to 13.25% (December 31, 2024: 0.66% to 13.99%). The table below illustrates the carrying amount of the Level 3 instruments with the fair value determined using the discounted cash flow method as well as the impact to profit/(loss) before income tax expense for the years ended December 31, 2024 and 2025, if the risk-adjusted discount rate had increased/decreased by 100 basis points with all other variables held constant.

	As of December 31,	
	2024	**2025**
	RMB'000	**RMB'000**
Discounted cash flow method	3,819,204	**5,225,180**
Expected changes in profit/(loss) before income tax expense		
+100 basis points	(113,936)	**(97,831)**
-100 basis points	119,511	**102,194**

5. Critical accounting estimates and judgments

The Group makes estimates and judgments that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities in these financial statements. Estimates and judgments are continually assessed based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

In the process of applying the Group's accounting policies, management has made the following judgments and accounting estimation, which have a significant effect on the amounts recognized in the financial statements.

5.1 Goodwill impairment assessment

Goodwill is tested for impairment annually as at 31 December and when circumstances indicate that the carrying value may be impaired. The recoverable amount of the CGU is the higher of value-in-use ("VIU") and fair value less costs of sale. These calculations require the use of judgments and estimates. Estimates include forecasts used for determining cash flows for the CGU, appropriate long-term growth rate and discount rate. The estimation of future cash flows and the level to which they are discounted is inherently uncertain and requires significant judgement and is subject to potential change over time. Changing the assumptions selected by management applied in VIU calculations, including revenue growth rate and loan loss rates, could materially affect the net present value used in the impairment test and as a result affect the Group's financial condition and results of operations. If there is a significant adverse change in the projected performance and resulting future cash flow projections, it may be necessary to take an impairment charge to the consolidated statements of comprehensive income.

5. Critical accounting estimates and judgments (Continued)

5.2 Recognition of loan enablement service fees and post-origination service fees

The Group recognizes loan enablement and post origination service fees by allocating the total consideration to be received during the performance of borrowing period to different performance obligations. The Group estimates the total consideration to be received by considering early termination scenarios. From time to time, the Group reviews actual early termination data observed and adjusts the early termination assumptions used in revenue recognition to reflect management's best estimate. The Group considers the upfront loan enablement services and post loan enablement services as distinct performance obligations. However, the Group does not provide these services separately, and the third-party evidence of selling price does not exist either, as public information is not available regarding the amount of fees that competitors charge for these services. As a result, the Group uses the expected-cost-plus-a-margin approach to determine its best estimate of selling prices of the different performance obligations as the basis for allocation. When estimating the selling prices, the Group considers the cost related to such services and profit margin.

5.3 Fair value of financial instruments determined using valuation techniques

Fair value, in the absence of an active market, is estimated by using valuation techniques, applying currently applicable and sufficiently available data, and the valuation techniques supported by other information, which mainly include market approach and income approach, reference to the recent arm's length transactions, current market value of another instrument which is substantially the same, and by using the discounted cash flow analysis and option pricing models.

When using valuation techniques to determine the fair value of financial instruments, the Group would choose inputs consistent with market participants, considering transactions of related assets and liabilities. All related observable market parameters are considered in priority, including interest rate, foreign exchange rate, commodity prices, and share prices or index. When related observable parameters are unavailable or inaccessible, the Group uses unobservable parameters and makes estimates for credit risk, market volatility, and liquidity adjustments.

Using different valuation techniques and parameter assumptions may lead to significant differences of fair value estimations.

5.4 Measurement of the expected credit losses

The measurement of the expected credit losses for loan to customers and financing guarantee contracts requires the use of complex models and significant assumptions about future economic conditions and credit behavior. Explanation of the inputs, assumptions and estimation techniques used in measuring ECL is further detailed in Note 4.1.2.

5. Critical accounting estimates and judgments (Continued)

5.4 Measurement of the expected credit losses (Continued)

A number of significant judgments are also required in applying the accounting requirements for measuring ECL, such as:

• Determining criteria for significant increase in credit risk;

• Choosing appropriate models and assumptions for the measurement of ECL;

• Establishing the number and relative weightings of forward-looking scenarios for each type of product/market and the associated ECL; and

• Establishing groups of similar financial assets for the purposes of measuring ECL.

6. Technology platform-based income

	For the year ended December 31,	
	2024	**2025**
	RMB'000	**RMB'000**
Technology platform-based income		
Retail credit and enablement service fees	8,066,367	**5,503,149**
Other technology platform-based income	94,655	**84,958**
	8,161,022	**5,588,107**

For the years ended December 31, 2024 and 2025, 100% of the Group's technology platform-based income was derived from the Chinese Mainland.

		For the year ended December 31,	
		2024	**2025**
		RMB'000	**RMB'000**
Retail credit and enablement service fees			
Loan enablement service fees	At a point in time	1,571,966	**1,290,565**
Post-origination service fees	Over time	6,480,642	**4,212,459**
Referral income from platform service	At a point in time	13,759	**125**
		8,066,367	**5,503,149**

Notes to the Consolidated Financial Statements (Continued)

For the Year Ended December 31, 2025

6. Technology platform-based income (Continued)

As of December 31, 2024 and 2025, the aggregate amount of the transaction price allocated to remaining performance obligations related to customer contracts that are unsatisfied or partially unsatisfied were RMB5,058 million and RMB4,878 million, respectively. Given the profile of contract terms, substantially all of the remaining performance obligations are expected to be recognized as revenue over the next three years.

7. Net interest income

	For the year ended December 31,	
	2024	**2025**
	RMB'000	**RMB'000**
Loans originated by consolidated trust plans		
Interest income	9,633,976	**7,111,697**
Interest expenses	(2,784,362)	**(1,621,267)**
Net interest income from loans originated by consolidated trust plans	6,849,614	**5,490,430**
Loans originated by financial institutions (a)		
Interest income	6,527,925	**8,949,246**
Interest expenses	(1,066,211)	**(1,245,296)**
Net interest income from loans originated by financial institutions (a)	5,461,714	**7,703,950**
Total net interest income	12,311,328	**13,194,380**

(a) Financial institutions include Ping An Consumer Finance Co., Ltd., microloan lending companies subsidiaries of the Company and the PAObank.

8. Other income

	For the year ended December 31,	
	2024	**2025**
	RMB'000	**RMB'000**
Account management service fees	1,234,950	**954,126**
Others	272,947	**240,433**
	1,507,897	**1,194,559**

9. Investment income/(loss)

	For the year ended December 31,	
	2024	2025
	RMB'000	RMB'000
Interest income		
Financial assets at amortized cost	77,729	12,568
Financial assets at fair value through other comprehensive income	47,037	108,057
	124,766	120,625
Realized gains		
Financial assets at fair value through profit or loss	412,563	663,053
Net change in unrealized gains/(loss)		
Financial assets at fair value through profit or loss	(1,583,149)	871,086
	(1,045,820)	1,654,764

10. Expenses by nature

	For the year ended December 31,	
	2024	2025
	RMB'000	RMB'000
Employee benefit expenses (Note 10.1)	7,700,664	6,471,149
Loan origination and servicing expenses	2,324,484	1,451,324
Outsourcing service expenses	932,223	734,668
Depreciation of right-of-use assets (Note 26)	283,645	209,151
Taxes and surcharges	208,258	237,039
Depreciation of property and equipment (Note 24)	104,439	49,831
Audit fees	68,301	158,861
Amortization of intangible assets (Note 25)	39,766	14,608
Others	1,979,948	1,459,535
Total sales and marketing expenses, general and administrative expenses, operation and servicing expenses, technology and analytics expenses	13,641,728	10,786,166

10. Expenses by nature (Continued)

	For the year ended December 31,	
	2024	**2025**
	RMB'000	**RMB'000**
Sales and marketing expenses		
Borrower acquisition expenses	2,745,576	**1,504,678**
General sales and marketing expenses	2,626,038	**2,530,947**
Investor acquisition and retention expenses	34,757	**—**
	5,406,371	**4,035,625**

10.1 Employee benefit expenses

(a)   Employee benefit expenses are as follows:

	For the year ended December 31,	
	2024	**2025**
	RMB'000	**RMB'000**
Wages, salaries and bonuses	4,848,665	**4,238,731**
Other social security costs, housing benefits and other employee benefits	2,108,047	**1,457,999**
Pension costs — defined contribution plans	762,071	**774,045**
Share-based payment	(18,119)	**374**
	7,700,664	**6,471,149**

10. Expenses by nature (Continued)

10.1 Employee benefit expenses (Continued)

(b) Five highest paid individuals

The five individuals whose emoluments excluding share-based payment were the highest in the Group for the years ended December 31, 2024 and 2025 include two and one directors, respectively, whose emoluments are reflected in the analysis shown in Note 48. The emoluments payable to the remaining three and four individuals during the years ended December 31, 2024 and 2025, respectively, are as follows:

	For the year ended December 31,	
	2024	**2025**
	RMB'000	**RMB'000**
Wages, salaries and bonuses	14,070	**18,321**
Other social security costs, housing benefits and other employee benefits	1,533	**2,882**
Pension costs — defined contribution plans	195	**242**
	15,798	**21,445**

The emoluments fell within the following bands:

	For the year ended December 31,	
	2024	**2025**
Emolument bands		
HKD4,000,001 to HKD4,500,000	1	**1**
HKD4,500,001 to HKD5,000,000	1	**1**
HKD5,000,001 to HKD5,500,000	—	**—**
HKD5,500,001 to HKD6,000,000	1	**—**
HKD6,000,001 to HKD6,500,000	—	**1**
HKD6,500,001 to HKD7,000,000	—	**—**
HKD7,000,001 to HKD7,500,000	—	**—**
HKD7,500,001 to HKD8,000,000	—	**—**
HKD8,000,001 to HKD8,500,000	—	**1**
	3	**4**

11. Credit impairment losses

	For the year ended December 31,	
	2024	**2025**
	RMB'000	**RMB'000**
Loans to customers	7,169,621	**8,939,901**
Financing guarantee contracts	5,007,282	**7,412,678**
Accounts and other receivables and contract assets	189,084	**179,288**
Financial assets at amortized cost	246,915	**(778)**
Financial assets at other comprehensive income	—	**250**
Others	5	**27,077**
	12,612,907	**16,558,416**

12. Finance costs

	For the year ended December 31,	
	2024	**2025**
	RMB'000	**RMB'000**
Interest expenses on borrowings	611,367	**443,111**
Interest expenses on convertible promissory notes (Note 35)	486,731	**526,111**
Interest expenses on lease liabilities	15,800	**12,194**
Interest expenses on consolidated wealth management products	855	**—**
Bank interest income	(1,029,934)	**(723,078)**
	84,819	**258,338**

13. Other loss — net

	For the year ended December 31,	
	2024	**2025**
	RMB'000	**RMB'000**
Government grants	183,979	**131,198**
Foreign exchange loss	(190,800)	**(64,565)**
ADS transferring income	41,603	**13,729**
Input VAT super-deduction	2,299	**—**
Others	(289,720)	**(154,492)**
	(252,639)	**(74,130)**

The government grants mainly consisted of incentives for the Company's operation and development provided by the government. There were no unfulfilled conditions and other contingencies attached to the government grants that had been recognized.

14. Income tax expense

In December 2021, as part of its ongoing Base Erosion and Profit Shifting (BEPS) 2.0 Pillar Two initiative, the Organization for Economic Co-operation and Development (OECD) published Global Anti-Base Erosion (GloBE) Model Rules for a new global minimum tax regime. Subsequently, the OCED published various Administrative Guidance that provides further clarity on the Model Rules. In general, the global minimum tax regime is designed to achieve a minimum effective tax rate of 15% in each jurisdiction in which a multinational group subject to the regime operates. Globally, jurisdictions are in various stages of enacting the Pillar Two global minimum tax into local law.

IAS 12 *Income Taxes* provides mandatory temporary exception from recognizing and disclosing deferred tax assets and liabilities related to Pillar Two global minimum taxes. The Group has adopted and applied the temporary mandatory exception.

The Group operates in several jurisdictions, including: the Cayman Islands, the British Virgin Islands, Hong Kong, Indonesia, and the PRC. For the period from January 1, 2024 to July 29, 2024, the ultimate holding company of the Group was Lufax Holding Ltd, incorporated in the Cayman Islands. As mentioned in Note 2, as of July 30, 2024, the Company's ultimate holding company became Ping An Group, which was incorporated in the PRC.

As a subsidiary of Ping An Group, the Group is responsible for its share of Pillar Two global minimum taxes of Ping An Group for jurisdictions in which the Group operates. As of December 31, 2025, the Group has performed an assessment of the potential impact of the Pillar Two legislation, and does not expect a material exposure to Pillar Two income taxes. The Group continues to follow and evaluate the potential impact of the Pillar Two legislation on future financial performance.

Notes to the Consolidated Financial Statements (Continued)
For the Year Ended December 31, 2025

14. Income tax expense (Continued)

The following table sets forth the income tax expense of the Group for the years ended December 31, 2024 and 2025:

	For the year ended December 31,	
	2024	2025
	RMB'000	RMB'000
Current income tax	2,725,341	1,374,559
Deferred income tax	(1,200,511)	(240,694)
	1,524,830	1,133,865

The following table sets forth the reconciliation from income tax calculated based on the applicable tax rates and loss before income tax expense presented in the consolidated financial statements to the income tax expense:

	For the year ended December 31,	
	2024	2025
	RMB'000	RMB'000
Loss before income tax expense	(2,078,685)	(577,746)
Income tax calculated at the PRC statutory tax rate of 25% (d)	(519,671)	(144,437)
Tax effect of:		
Different income tax rates applicable to subsidiaries (a)(b)(c)	209,802	223,805
Expenses and losses not deductible for tax purposes (g)	200,893	232,350
Reversal of deferred tax assets recognized in prior years	261,749	184,647
Deductible temporary differences and tax losses for which no deferred tax asset was recognized (f)	328,476	89,172
Research and development tax credit	(15,594)	(10,273)
Income not subject to tax	(3,608)	(20,235)
Withholding taxes related to dividend distributions to foreign parent company (e)	1,050,000	633,000
Adjustments in respect of current income tax of previous years	30,043	4,613
Utilization of previously unrecognized deferred tax assets	(47,716)	(54,443)
Effect of tax rate changes on deferred income taxes	2,167	—
Others	28,289	(4,334)
Income tax expense	1,524,830	1,133,865

Notes to the Consolidated Financial Statements (Continued)

For the Year Ended December 31, 2025

14. Income tax expense (Continued)

(a) Cayman Islands and BVI income tax

The Company is incorporated under the laws of the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands and is not subject to Cayman Islands income tax. The Group entities established under the BVI Business Companies Acts are exempted from BVI income taxes.

(b) Hong Kong profits tax

Under the current Hong Kong Inland Revenue Ordinance, the Group's subsidiaries incorporated in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. Additionally, according to the latest regulation, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

(c) Indonesia income tax

The Indonesia income tax rate is 22%. No Indonesia income tax was provided for as there was no estimated assessable profit that was subject to Indonesia income tax for the years ended December 31, 2024 and 2025.

(d) PRC corporate income tax

The income tax provision of the Group in respect of its operations in the PRC was generally calculated at the tax rate of 25% on the assessable profits for the years ended December 31, 2024 and 2025, based on the existing legislation, interpretations and practices in respect thereof.

(e) PRC withholding tax

According to the Corporate Income Tax Law, distribution of profits earned by the PRC companies since January 1, 2008 to foreign investors is subject to withholding tax of 5% or 10%, depending on the country of incorporation of the foreign investor, upon the distribution of profits to overseas-incorporated immediate holding companies. As of December 31, 2025, due to the ongoing funding needs of the Company and its overseas subsidiaries and the requirement to reduce the size of cross border lending of funds, the Company has to adjust its funding plans accordingly. As a result, domestic subsidiaries of the Group are expected to make significant dividend distributions of their historical retained earnings to overseas subsidiaries of the Company in order to satisfy the funding needs of the Company and its overseas subsidiaries. Consequently, the Group recognized a deferred tax liability in respect of the withholding tax on future dividends.

(f) Due to the change in business strategy, deferred tax assets in relation to certain subsidiaries of the Group have not been recognized as it is not probable that future taxable profits of these subsidiaries will be available in order to utilize the tax benefits from the deductible temporary differences.

(g) Expenses and losses not deductible for tax purposes mainly related to business entertainment expenses and advertising expenses exceeding certain thresholds, as well as share-based compensation expenses, which are not tax deductible according to the relevant tax regulations.

Notes to the Consolidated Financial Statements (Continued)
For the Year Ended December 31, 2025

15. Earnings per share

(a) Basic earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to owners of the Company by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the Group. One ADS represents two ordinary shares of the Company.

	For the year ended December 31,	
	2024	**2025**
	RMB'000	**RMB'000**
Loss attributable to owners of the Company	(3,870,620)	**(2,097,678)**
Weighted average number of ordinary shares in issue (in '000)	1,395,149	**1,733,378**
Basic loss per share (in RMB)	(2.77)	**(1.21)**
Basic loss per ADS (in RMB)	(5.54)	**(2.42)**

(b) Diluted earnings/(loss) per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. For the years ended December 31, 2024 and 2025, the Group had three categories of potential dilutive ordinary shares: convertible promissory notes (refer to Note 35), share options and PSUs (refer to Note 44).

For the years ended December 31, 2024 and 2025, potential ordinary shares issuable upon conversion of convertible promissory notes, share options and PSUs were not included in the calculation of diluted earnings per share, as the effect would have been anti-dilutive.

	For the year ended December 31,	
	2024	**2025**
	RMB'000	**RMB'000**
Loss		
Loss attributable to owners of the Company	(3,870,620)	**(2,097,678)**
Net loss used to determine diluted earnings per share	(3,870,620)	**(2,097,678)**
Weighted average number of ordinary shares		
Weighted average number of ordinary shares in issue (in '000)	1,395,149	**1,733,378**
Diluted loss per share (in RMB)	(2.77)	**(1.21)**
Diluted loss per ADS (in RMB)	(5.54)	**(2.42)**

16. Cash at bank and restricted cash

	December 31, 2024	December 31, 2025
	RMB'000	RMB'000
Bank deposits	29,704,108	21,512,074
Balances with central banks	199,738	574,113
	29,903,846	22,086,187
Demand deposits		
RMB	9,198,107	8,328,901
USD	107,353	302,514
HKD	232,442	791,845
IDR	39,309	18,299
	9,577,211	9,441,559
Time deposits		
RMB	19,695,362	11,923,454
USD	66,962	697,045
IDR	64,870	—
HKD	502,569	27,103
	20,329,763	12,647,602
Less: Provision for impairment losses	(3,128)	(2,974)
	29,903,846	22,086,187

Notes to the Consolidated Financial Statements (Continued)
For the Year Ended December 31, 2025

16. Cash at bank and restricted cash (Continued)

	December 31, 2024	December 31, 2025
	RMB'000	RMB'000
Restricted cash		
Cash from consolidated structured entities (a)	11,992,759	8,532,868
Deposits for borrowings (b)	—	8,429,044
Deposits held on behalf of platform investors (c)	757,039	739,294
Others	1,382,236	1,333,948
	14,132,034	19,035,154

(a)   Cash from consolidated structured entities represents cash held by the Group's consolidated structured entities either in core retail credit and enablement services or from investment products managed by third-party financial institutions where the Group is the sole investor.

(b)   Deposits for borrowings are pledged for secured borrowings.

(c)   As of December 31, 2024 and 2025, deposits held on behalf of platform investors represents funds received from platform investors whose withdrawal is in process according to the settlement schedule.

17. Financial assets held under resale agreements

	December 31, 2024	December 31, 2025
	RMB'000	RMB'000
Unlisted debt securities	407,001	1,459,837
Listed debt securities	250,000	117,001
Interest receivable	32	191
	657,033	1,577,029

(a)   As of December 31, 2024 and 2025, the past due principal amount of financial assets held under resale agreements was nil.

18. Financial assets at fair value through profit or loss

	December 31, 2024	December 31, 2025
	RMB'000	RMB'000
Unlisted securities		
Debt securities (b)	4,927,679	12,458,331
Wealth management products	1,628,417	11,430,637
Mutual funds	3,903,003	2,900,488
Structured deposits	1,900,622	2,434,136
Private funds and other equity investments (a)	598,366	567,274
Trust plans	4,246,616	477,261
Other debt investments (a)	3,146,823	4,347,719
	20,351,526	34,615,846
Listed securities		
Debt securities (b)	4,288	32,474
Mutual funds	—	18,253
	20,355,814	34,666,573

(a) As of December 31, 2024 and 2025, financial assets at fair value through profit or loss with principal amounts of RMB7,381 million and RMB7,790 million were past due, with carrying amounts of RMB3,176 million and RMB3,601 million, respectively.

(b) As of December 31, 2024 and 2025, the carrying amounts of debt securities pledged as collateral for financial assets sold under agreements to repurchase resulted from repurchase transactions entered into by the Group in the inter-bank market were RMB225 million and RMB1,030 million, respectively. The collaterals are restricted from trading during the period of the repurchase transactions.

As of December 31, 2024 and 2025, the carrying amount of debt securities pledged by the Group in the stock exchange collateral pool were RMB1,179 million and RMB1,139 million, respectively. The collaterals are restricted from trading during the period of the repurchase transactions.

For bond repurchase transactions through stock exchange, the Group is required to deposit certain exchange traded bonds and/or bonds transferred under pledged repurchase transactions with fair value of converted at a standard rate pursuant to the stock exchange's regulation no less than the balance of related repurchase transactions into a collateral pool.

Notes to the Consolidated Financial Statements (Continued)
For the Year Ended December 31, 2025

19. Financial assets at fair value through other comprehensive income

	December 31, 2024	December 31, 2025
	RMB'000	RMB'000
Treasury bills	486,425	3,548,798
Certificates of deposits	669,670	2,067,547
Other debt securities	—	565,884
	1,156,095	6,182,229

(a) As of December 31, 2024 and 2025, the carrying amount of treasury bills pledged as collateral for financial assets sold under agreements to repurchase resulted from repurchase transactions entered into by the Group amounted to nil and RMB136 million, respectively. The collaterals are restricted from trading during the period of the repurchase transactions.

20. Financial assets at amortized cost

	December 31, 2024	December 31, 2025
	RMB'000	RMB'000
Unlisted debt investments	2,842,631	1,344,213
Interest receivable	33,733	32,373
	2,876,364	1,376,586
Less: Provision for impairment losses	(1,377,364)	(1,376,586)
	1,499,000	—
Expected credit loss rate	47.89%	100.00%

(a) As of December 31, 2024 and 2025, the principal amount of financial assets at amortized cost with principal amounts of RMB1,344 million were past due with nil carrying amounts. No impairment loss was recognized for the year ended December 31, 2025 (2024: RMB247 million) based on the discounted future recoverable amount estimated at the year end, respectively.

Notes to the Consolidated Financial Statements (Continued)
For the Year Ended December 31, 2025

20. Financial assets at amortized cost (Continued)

(b) The following table sets forth the movements of the gross carrying amount of financial assets at amortized cost for the year ended December 31, 2024:

Year ended December 31, 2024	Stage 1	Stage 2	Stage 3	Total
	RMB'000	RMB'000	RMB'000	RMB'000
As of January 1, 2024	1,518,147	—	1,370,385	2,888,532
Financial assets derecognized and other adjustments in the current period (including repayments of financial assets)	(18,369)	—	6,201	(12,168)
As of December 31, 2024	1,499,778	—	1,376,586	2,876,364

(c) The following table sets forth the movements of ECL allowance for the year ended December 31, 2024:

Year ended December 31, 2024	Stage 1	Stage 2	Stage 3	Total
	RMB'000	RMB'000	RMB'000	RMB'000
As of January 1, 2024	1,012	—	1,129,437	1,130,449
Change in parameters of expected credit loss model	(234)	—	247,149	246,915
As of December 31, 2024	778	—	1,376,586	1,377,364

(d) The following table sets forth the movements of the gross carrying amount of financial assets at amortized cost for the year ended December 31, 2025:

Year ended December 31, 2025	Stage 1	Stage 2	Stage 3	Total
	RMB'000	RMB'000	RMB'000	RMB'000
As of January 1, 2025	1,499,778	—	1,376,586	2,876,364
Financial assets derecognized and other adjustments in the current period (including repayments of financial assets)	(1,499,778)	—	—	(1,499,778)
As of December 31, 2025	—	—	1,376,586	1,376,586

20. Financial assets at amortized cost (Continued)

(e)   The following table sets forth the movements of ECL allowance for the year ended December 31, 2025:

Year ended December 31, 2025	Stage 1 RMB'000	Stage 2 RMB'000	Stage 3 RMB'000	Total RMB'000
As of January 1, 2025	778	—	1,376,586	1,377,364
Financial assets derecognized and other adjustments in the current period (including repayments of financial assets)	(778)	—	—	(778)
As of December 31, 2025	—	—	1,376,586	1,376,586

21. Accounts and other receivables and contract assets

	December 31, 2024 RMB'000	December 31, 2025 RMB'000
Contract acquisition cost (c)	1,518,642	1,158,907
Receivables from core retail credit and enablement service	1,354,390	867,172
Receivables from external payment service providers (a)	1,861,227	993,126
Trust statutory deposits (b)	445,709	359,658
Other deposits	296,825	248,121
Receivables from guarantee arrangements	308,223	374,828
Receivables from other technology platform-based service	71,005	40,725
Receivables from ADS income	57,791	21,077
Receivables from referral arrangements	6,005	2,063
Receivables from account management service	170,645	48,438
Recovery receivables	36,814	154,106
Others	220,551	155,355
Less: Provision for impairment losses (d)	(131,177)	(183,444)
	6,216,650	4,240,132

(a)   The Group maintains accounts with external online payment service providers to transfer deposits of platform investors, collect principal and interest from borrowers and dispatch loan proceeds to borrowers. The Group recorded the related amounts as receivables from external payment service providers.

Notes to the Consolidated Financial Statements (Continued)

For the Year Ended December 31, 2025

21. Accounts and other receivables and contract assets (Continued)

(b) The balances represent cash deposited in China Trust Protection Fund Co., Ltd. as required by the trust regulations.

(c) As of December 31, 2024 and 2025, the remaining amount of consideration the Group expected to receive is higher than the carrying amount of contract acquisition cost. As such, no loss allowance was recorded against contract acquisition cost.

(d) The following table sets forth the movements in the provision for impairment losses:

	For the year ended December 31,	
	2024	2025
	RMB'000	RMB'000
At the beginning of the year	274,012	131,177
Impairment losses recognized in the consolidated statements of comprehensive income	189,084	179,288
Written off during the year	(367,190)	(246,312)
Recovery of receivables written off previously	35,271	119,291
At the end of the year	131,177	183,444

The loss allowance as of December 31, 2024 was determined against receivables from core retail credit and enablement service, other technology platform-based service and referral and guarantee arrangements, as follows:

As of December 31, 2024	Current	1–90 days past due	Over 90 days past due	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Receivables from core retail credit and enablement service	1,284,919	29,109	40,362	1,354,390
Receivables from other technology platform-based service	71,005	—	—	71,005
Receivables from referral arrangements	6,005	—	—	6,005
Receivables from guarantee arrangements	269,277	18,862	20,084	308,223
Loss allowance	(30,251)	(41,455)	(59,471)	(131,177)
	1,600,955	6,516	975	1,608,446

Notes to the Consolidated Financial Statements (Continued)
For the Year Ended December 31, 2025

21. Accounts and other receivables and contract assets (Continued)

The loss allowance as of December 31, 2025 was determined against receivables from core retail credit and enablement service, other technology platform-based service and referral and guarantee arrangements, as follows:

As of December 31, 2025	Current RMB'000	1–90 days past due RMB'000	Over 90 days past due RMB'000	Total RMB'000
Receivables from core retail credit and enablement service	784,000	35,972	47,200	867,172
Receivables from other technology platform-based service	40,725	—	—	40,725
Receivables from referral arrangements	2,063	—	—	2,063
Receivables from guarantee arrangements	276,301	46,666	51,861	374,828
Loss allowance	(20,838)	(68,290)	(94,316)	(183,444)
	1,082,251	14,348	4,745	1,101,344

22. Loans to customers

	December 31, 2024 RMB'000	December 31, 2025 RMB'000
Loans originated by consolidated trust plans	61,447,339	38,030,617
Loans originated by financial institutions	57,507,164	74,412,773
	118,954,503	112,443,390
Interest receivable	1,097,686	1,168,678
Less: Provision for impairment losses	(8,543,520)	(11,321,094)
Stage 1	(5,740,230)	(5,498,010)
Stage 2	(1,084,589)	(2,663,206)
Stage 3	(1,718,701)	(3,159,878)
	111,508,669	102,290,974
Expected credit loss rate	7.12%	9.96%

Notes to the Consolidated Financial Statements (Continued)
For the Year Ended December 31, 2025

22. Loans to customers (Continued)

(a) As of December 31, 2024 and 2025, loans amounting to RMB23,462 million and RMB10,008 million, respectively, were covered by credit enhancement provided by credit enhancement providers. Of these amounts, loans amounting to RMB12,852 million and RMB1,285 million as of December 31, 2024 and 2025, respectively, were covered by credit insurance provided by a subsidiary of Ping An Group. Credit enhancement providers independently underwrite the borrowers and enter into the credit enhancement agreements either in the form of credit insurance or financing guarantees directly with the borrowers.

(b) For the years ended December 31, 2024 and 2025, the amounts of concession provided to customers were not material.

(c) The following table sets forth the movements of the gross carrying amount of loans to customers for the year ended December 31, 2024:

Year ended December 31, 2024	Stage 1 RMB'000	Stage 2 RMB'000	Stage 3 RMB'000	Total RMB'000
As of January 1, 2024	132,367,125	2,813,797	1,786,865	136,967,787
New loans originated	149,102,654	—	—	149,102,654
Acquisition of subsidiaries	2,031,369	25,778	90,365	2,147,512
Transfers				
— *From stage 1 to stage 2*	(12,773,218)	12,773,218	—	—
— *From stage 2 to stage 1*	440,404	(440,404)	—	—
— *From stage 2 to stage 3*	—	(6,680,981)	6,680,981	—
— *From stage 3 to stage 2*	—	29,245	(29,245)	—
Loans derecognized and other adjustments in the current period (including repayments of loans)	(155,003,034)	(6,770,877)	(145,309)	(161,919,220)
Write-offs	—	—	(6,246,544)	(6,246,544)
As of December 31, 2024	116,165,300	1,749,776	2,137,113	120,052,189

Notes to the Consolidated Financial Statements (Continued)
For the Year Ended December 31, 2025

22. Loans to customers (Continued)

(d) The following table sets forth the movements of ECL allowance for the year ended December 31, 2024:

Year ended December 31, 2024	Stage 1 RMB'000	Stage 2 RMB'000	Stage 3 RMB'000	Total RMB'000
As of January 1, 2024	4,433,965	1,152,069	1,687,799	7,273,833
New loans originated	3,441,606	—	—	3,441,606
Acquisition of subsidiaries	10,178	166	10,435	20,779
Transfers				
— *From stage 1 to stage 2*	(5,254,705)	5,254,705	—	—
— *From stage 2 to stage 1*	159,936	(159,936)	—	—
— *From stage 2 to stage 3*	—	(5,486,549)	5,486,549	—
— *From stage 3 to stage 2*	—	27,226	(27,226)	—
Loans derecognized and other adjustments in the current period (including repayments of loans)	(3,217,060)	(355,499)	(193,845)	(3,766,404)
Remeasurements	6,166,310	652,407	675,702	7,494,419
Write-offs	—	—	(6,246,544)	(6,246,544)
Recovery of loans written off previously	—	—	325,831	325,831
As of December 31, 2024	5,740,230	1,084,589	1,718,701	8,543,520

(e) The following table sets forth the movements of the gross carrying amount of loans to customers for the year ended December 31, 2025:

Year ended December 31, 2025	Stage 1 RMB'000	Stage 2 RMB'000	Stage 3 RMB'000	Total RMB'000
As of January 1, 2025	116,165,300	1,749,776	2,137,113	120,052,189
New loans originated	156,689,847	—	—	156,689,847
Transfers				
— *From stage 1 to stage 2*	(14,562,381)	14,562,381	—	—
— *From stage 2 to stage 1*	485,176	(485,176)	—	—
— *From stage 2 to stage 3*	—	(8,538,224)	8,538,224	—
— *From stage 3 to stage 2*	—	6,021	(6,021)	—
Loans derecognized and other adjustments in the current period (including repayments of loans)	(152,657,480)	(3,710,883)	(55,688)	(156,424,051)
Write-offs	—	—	(6,705,917)	(6,705,917)
As of December 31, 2025	106,120,462	3,583,895	3,907,711	113,612,068

22. Loans to customers (Continued)

(f) The following table sets forth the movements of ECL allowance for the year ended December 31, 2025:

Year ended December 31, 2025	Stage 1 RMB'000	Stage 2 RMB'000	Stage 3 RMB'000	Total RMB'000
As of January 1, 2025	**5,740,230**	**1,084,589**	**1,718,701**	**8,543,520**
New loans originated	**3,865,466**	—	—	**3,865,466**
Transfers				
— *From stage 1 to stage 2*	**(5,865,285)**	**5,865,285**	—	—
— *From stage 2 to stage 1*	**296,128**	**(296,128)**	—	—
— *From stage 2 to stage 3*	—	**(7,212,690)**	**7,212,690**	—
— *From stage 3 to stage 2*	—	**4,767**	**(4,767)**	—
Loans derecognized and other adjustments in the current period (including repayments of loans)	**(4,687,017)**	**(1,009,298)**	**(371,475)**	**(6,067,790)**
Remeasurements	**6,148,488**	**4,226,681**	**767,056**	**11,142,225**
Write-offs	—	—	**(6,705,917)**	**(6,705,917)**
Recovery of loans written off previously	—	—	**543,590**	**543,590**
As of December 31, 2025	**5,498,010**	**2,663,206**	**3,159,878**	**11,321,094**

(i) As of December 31, 2024 and 2025, the 97% of loans and advances issued by the Group to customers were conducted in the Chinese Mainland.

Notes to the Consolidated Financial Statements (Continued)
For the Year Ended December 31, 2025

23. Deferred tax assets and deferred tax liabilities

Deferred income assets and liabilities of the Group are set out as follows:

	December 31, 2024	December 31, 2025
	RMB'000	RMB'000
Deferred tax assets	6,773,586	6,978,651
Deferred tax liabilities	(333,560)	(297,931)
Net amount	6,440,026	6,680,720

Deferred assets and liabilities not taking into consideration the offsetting of balances are set out as follows:

(a)   The following table sets forth the details of deferred tax assets:

	December 31, 2024	December 31, 2025
	RMB'000	RMB'000
Provision for asset impairment	2,435,906	3,021,335
Deductible tax losses	2,455,815	2,538,530
Guarantee liabilities	1,054,495	1,411,836
Revenue recognition — book-tax difference	880,682	863,409
Employee benefit payables	749,455	720,956
Accrued expenses	231,128	205,878
Changes in fair value	449,925	239,267
Lease liabilities	75,717	64,941
Others	5,819	2,666
	8,338,942	9,068,818

Notes to the Consolidated Financial Statements (Continued)

For the Year Ended December 31, 2025

23. Deferred tax assets and deferred tax liabilities (Continued)

(b)   The following table sets forth the movements of the deferred tax assets:

Movements	Provision for asset impairment RMB'000	Deductible tax losses RMB'000	Guarantee liabilities RMB'000	Revenue recognition - differences between accounting and tax book RMB'000	Employee benefit payables RMB'000	Accrued expenses RMB'000	Changes in fair value RMB'000	Lease liabilities and others RMB'000	Total RMB'000
As of January 1, 2024	2,218,179	1,876,670	1,046,383	1,023,477	572,193	279,503	355,078	109,864	7,481,347
Credited/(charged) — to profit or loss	217,727	579,145	8,112	(142,795)	177,262	(48,375)	94,847	(28,328)	857,595
As of December 31, 2024	2,435,906	2,455,815	1,054,495	880,682	749,455	231,128	449,925	81,536	8,338,942
Credited/(charged) — to profit or loss	585,429	82,715	357,341	(17,273)	(28,499)	(25,250)	(210,658)	(13,929)	729,876
As of December 31, 2025	3,021,335	2,538,530	1,411,836	863,409	720,956	205,878	239,267	67,607	9,068,818

(c)   The following table sets forth for the details of deferred tax liabilities:

	December 31, 2024 RMB'000	December 31, 2025 RMB'000
Unrealized consolidated earnings	1,483,995	1,500,564
Intangible assets arising from business combination	226,759	224,959
Withholding tax	—	330,000
Changes in fair value	93,281	258,289
Right-of-use assets	73,983	66,381
Others	20,898	7,905
	1,898,916	2,388,098

Notes to the Consolidated Financial Statements (Continued)
For the Year Ended December 31, 2025

23. Deferred tax assets and deferred tax liabilities (Continued)

(d) The following table sets forth the movements of the deferred tax liabilities:

Movements	Unrealized consolidated earnings RMB'000	Intangible assets arising from business combination RMB'000	Withholding tax RMB'000	Changes in fair value RMB'000	Right-of-use assets RMB'000	Others RMB'000	Total RMB'000
As of January 1, 2024	1,799,823	211,565	—	114,056	100,225	16,163	2,241,832
Charged/(credited) — to profit or loss	(315,828)	15,194	—	(20,775)	(26,242)	4,735	(342,916)
As of December 31, 2024	1,483,995	226,759	—	93,281	73,983	20,898	1,898,916
Charged/(credited) — to profit or loss	16,569	(1,800)	330,000	165,008	(7,602)	(12,993)	489,182
As of December 31, 2025	1,500,564	224,959	330,000	258,289	66,381	7,905	2,388,098

(e) The following table sets forth the net balances of deferred tax assets and liabilities after offsetting:

	December 31, 2024		December 31, 2025	
	Offset amount RMB'000	Balance after offsetting RMB'000	Offset amount RMB'000	Balance after offsetting RMB'000
Deferred tax assets	(1,565,356)	6,773,586	(2,090,167)	6,978,651
Deferred tax liabilities	1,565,356	(333,560)	2,090,167	(297,931)

23. Deferred tax assets and deferred tax liabilities (Continued)

(f) Deductible temporary differences and deductible losses that are not recognized as deferred tax assets are analyzed as follows:

	December 31, 2024 RMB'000	December 31, 2025 RMB'000
Deductible temporary differences	5,806,517	5,707,920
Deductible losses	4,110,264	3,245,713
	9,916,781	8,953,633

(g) Deductible losses that are not recognized as deferred tax assets will expire as follows:

	December 31, 2024 RMB'000	December 31, 2025 RMB'000
Within one year	140,510	30,636
In the second year	30,725	267,304
In the third year	263,706	802,064
In the fourth year	463,798	91,183
Beyond five years	779,670	765,504
No due date	2,431,855	1,289,022
	4,110,264	3,245,713

24. Property and equipment

	Buildings, office and electrical equipment, motor vehicles	Leasehold improvements	Total
	RMB'000	RMB'000	RMB'000
As of January 1, 2024			
Cost	512,340	963,654	1,475,994
Accumulated depreciation	(393,656)	(896,128)	(1,289,784)
Net book amount	118,684	67,526	186,210
Year ended December 31, 2024			
Opening net book amount	118,684	67,526	186,210
Acquisition of subsidiaries	2,535	—	2,535
Additions	22,047	33,505	55,552
Disposals	(75,002)	(781)	(75,783)
Depreciation charge	(41,777)	(62,662)	(104,439)
Closing net book amount	26,487	37,588	64,075
As of December 31, 2024			
Cost	205,468	962,949	1,168,417
Accumulated depreciation	(178,981)	(925,361)	(1,104,342)
Net book amount	26,487	37,588	64,075

24. Property and equipment (Continued)

	Buildings, office and electrical equipment, motor vehicles RMB'000	Leasehold improvements RMB'000	Total RMB'000
As of January 1, 2025			
Cost	205,468	962,949	1,168,417
Accumulated depreciation	(178,981)	(925,361)	(1,104,342)
Net book amount	26,487	37,588	64,075
Year ended December 31, 2025			
Opening net book amount	26,487	37,588	64,075
Additions	10,864	27,175	38,039
Disposals	(807)	2,661	1,854
Depreciation charge	(14,283)	(35,548)	(49,831)
Closing net book amount	22,261	31,876	54,137
As of December 31, 2025			
Cost	194,234	957,797	1,152,031
Accumulated depreciation	(171,973)	(925,921)	(1,097,894)
Net book amount	22,261	31,876	54,137

As of December 31, 2024 and 2025, no property and equipment was pledged to secure general banking facilities granted to the Group.

25. Intangible assets

	Trademarks and licenses	Computer software and others	Total
	RMB'000	RMB'000	RMB'000
As of January 1, 2024			
Cost	846,628	252,527	1,099,155
Accumulated amortization	—	(159,624)	(159,624)
Impairment	—	(64,612)	(64,612)
Net book amount	846,628	28,291	874,919
Year ended December 31, 2024			
Opening net book amount	846,628	28,291	874,919
Acquisition of subsidiaries	18,379	126,154	144,533
Additions	28,306	22,515	50,821
Disposals	—	(74,430)	(74,430)
Amortization charge	—	(39,766)	(39,766)
Closing net book amount	893,313	62,764	956,077
As of December 31, 2024			
Cost	893,313	346,523	1,239,836
Accumulated amortization	—	(219,593)	(219,593)
Impairment	—	(64,166)	(64,166)
Net book amount	893,313	62,764	956,077

25. Intangible assets (Continued)

	Trademarks and licenses RMB'000	Computer software and others RMB'000	Total RMB'000
As of January 1, 2025			
Cost	893,313	346,523	1,239,836
Accumulated amortization	—	(219,593)	(219,593)
Impairment	—	(64,166)	(64,166)
Net book amount	**893,313**	**62,764**	**956,077**
Year ended December 31, 2025			
Opening net book amount	893,313	62,764	956,077
Additions	—	835	835
Foreign exchange adjustments	(498)	—	(498)
Disposals	—	(1,853)	(1,853)
Impairment	(28,306)	(44)	(28,350)
Amortization charge	—	(14,608)	(14,608)
Closing net book amount	**864,509**	**47,094**	**911,603**
As of December 31, 2025			
Cost	892,815	320,626	1,213,441
Accumulated amortization	—	(209,322)	(209,322)
Impairment	(28,306)	(64,210)	(92,516)
Net book amount	**864,509**	**47,094**	**911,603**

Notes to the Consolidated Financial Statements (Continued)
For the Year Ended December 31, 2025

25. Intangible assets (Continued)

(a) Impairment tests for intangible assets

The trademarks and licenses were intangible assets acquired in business combinations as part of the reorganization of the Group. Most of the trademarks and licenses acquired were determined to have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate net cash inflows for the Group.

For the purposes of impairment assessment, the recoverable amount of the trademarks and licenses with indefinite life was determined based on the higher of the fair value less cost of disposal and value-in-use calculations. Given there is no active market for the Group's trademarks and licenses with indefinite life, management did the value-in-use calculations to determine the recoverable amounts based on discounted cash flows projections.

Based on management's assessment on the recoverable amounts of the intangible assets, impairment losses amounting to nil and RMB28 million were recognized for the years ended December 31, 2024 and 2025, respectively. However, subsequent impairment tests may be based on different assumptions and future cash flow projections, which may result in impairment losses for these assets in the foreseeable future.

The trademarks and licenses of the Group are primarily related to trademark rights of Puhui of RMB801 million. As the contractual tenor of its loan products is generally 36 months, the cash flow forecast period of Puhui was eight years based on a financial budget covering a five-year period approved by management. The key assumption used for value-in-use calculations of trademark rights of Puhui is as follows:

	December 31, 2024	December 31, 2025
Revenue growth rates	-1.1%–16.1%	-16.4%–11.0%

25. Intangible assets (Continued)

(a) Impairment tests for intangible assets (Continued)

Management has determined the values assigned to the above key assumption as follows:

Assumption	Approach used to determine values
Revenue growth rates	Based on recent policy and industry factors, past performances and management's expectations of business development.

The excess of the recoverable amount of Puhui's trademark over its carrying amount:

	December 31, 2024	December 31, 2025
	RMB'000	RMB'000
Excess of the recoverable amount of trademark rights of Puhui over its carrying amount	1,201,371	784,408

As of December 31, 2024 and 2025, the pre-tax discount rates applied to the cash flow projections were 20% and 20%, respectively. As of December 31, 2024 and 2025, the long-term growth rate used to extrapolate cash flow projections beyond the budget period were 2% and 2%, respectively.

While it is impracticable for the Group to estimate the impact on future periods, the following table sets forth the impact of management judgement of reasonably possible scenarios in the above key assumption, with all other variables held constant, on the impairment testing of Puhui's trademark rights impairment testing at the dates indicated. As shown below, the possible changes of the key parameter would not cause the carrying amount of trademark rights of Puhui to exceed its recoverable amount at the dates indicated.

	Unfavorable change			Favorable change		
	Change in assumption	Change in the excess of the recoverable amount of trademark rights of Puhui over its carrying amount	Excess of the recoverable amount of trademark rights of Puhui over its carrying amount	Change in assumption	Change in the excess of the recoverable amount of trademark rights of Puhui over its carrying amount	Excess of the recoverable amount of trademark rights of Puhui over its carrying amount
		RMB'000	RMB'000		RMB'000	RMB'000
As of December 31, 2024						
Revenue growth rates (GAGR)	-230BP	(171,901)	1,029,470	+230BP	185,781	1,387,152
As of December 31, 2025						
Revenue growth rates (GAGR)	**-230BP**	**(144,454)**	**639,954**	**+230BP**	**156,716**	**941,124**

26. Leases

(a) Amounts recognized in the statements of financial position

The following amounts relating to leases are shown in the statement of financial position:

	December 31, 2024	December 31, 2025
	RMB'000	RMB'000
Right-of-use assets	306,599	265,523
Lease liabilities	302,867	259,764

(b) Amounts recognized in the consolidated statements of comprehensive income

The following amounts relating to leases are shown in the consolidated statements of comprehensive income:

	For the year ended December 31,	
	2024	2025
	RMB'000	RMB'000
Depreciation charge of right-of-use assets	283,645	209,151
Interest expense (included in finance costs)	15,800	12,194
Expense relating to short-term leases (i)	59,897	58,568
Expense relating to leases of low-value assets (i)	5,770	5,877

(i) Expense relating to short-term leases and leases of low-value assets included expenses change in operation and servicing expenses, general and administrative expenses, technology and analytics expenses, and sales and marketing expenses.

(ii) The total cash outflows for leases for the years ended December 31, 2024 and 2025 were RMB355 million and RMB292 million, respectively.

(c) Movements of right-of-use assets

	For the year ended December 31,	
	2024	2025
	RMB'000	RMB'000
Opening net book amount	419,590	306,599
Acquisition of subsidiaries	8,612	—
Additions	217,279	196,102
Early termination	(55,237)	(28,027)
Depreciation charge	(283,645)	(209,151)
Closing net book amount	306,599	265,523

26. Leases (Continued)

(c) Movements of right-of-use assets (Continued)

	December 31, 2024 RMB'000	December 31, 2025 RMB'000
Cost	726,178	528,145
Accumulated depreciation	(419,579)	(262,622)
Net book amount	306,599	265,523

27. Goodwill

	As of January 1, 2024 RMB'000	Increase RMB'000	Decrease RMB'000	Foreign exchange adjustments RMB'000	As of December 31, 2024 RMB'000
Puhui (a)	8,911,445	—	—	—	8,911,445
Pingan Jixin	67,752	—	—	—	67,752
Lu International (Hong Kong) Limited	6,663	—	(6,663)	—	—
PAObank (b)	—	258,592	—	5,502	264,094
	8,985,860	258,592	(6,663)	5,502	9,243,291
Less: Impairment losses (c)	(74,415)	—	6,663	—	(67,752)
	8,911,445	258,592	—	5,502	9,175,539

	As of January 1, 2025 RMB'000	Increase RMB'000	Decrease RMB'000	Foreign exchange adjustments RMB'000	As of December 31, 2025 RMB'000
Puhui (a)	8,911,445	—	—	—	8,911,445
Pingan Jixin	67,752	—	—	—	67,752
PAObank (b)	264,094	—	—	(6,508)	257,586
	9,243,291	—	—	(6,508)	9,236,783
Less: Impairment losses (c)	(67,752)	—	—	—	(67,752)
	9,175,539	—	—	(6,508)	9,169,031

Notes to the Consolidated Financial Statements (Continued)
For the Year Ended December 31, 2025

27. Goodwill (Continued)

As of December 31, 2025, the goodwill related to Pingan Jixin was fully impaired. The goodwill related to Lu International (Hong Kong) Limited was written off.

(a) The Company acquired a 100% equity interest in Gem Alliance Limited (an investment holding company incorporated in the Cayman Islands and principally engaged in retail credit and enablement business in the PRC through its wholly-owned subsidiary, hereinafter "Puhui") from China Ping An Insurance Overseas (Holdings) Limited ("PAOH"), which was completed in May 2016. Since then, the Company conducted the retail credit and enablement business primarily through Puhui.

(b) The Company acquired a 100% equity interest in Jin Yi Tong Limited (a company with limited liability incorporated in the British Virgin Islands and indirectly holds 100% of the issued share capital of PAObank through its wholly-owned subsidiary, Jin Yi Rong Limited, which is a company with limited liability incorporated in Hong Kong) from OneConnect Financial Technology Co., Ltd., which was completed in April 2024.

(c) Impairment testing for goodwill

The Group carries out its impairment testing on goodwill by comparing the recoverable amounts of CGUs to their carrying amounts. The recoverable amount of CGU is the higher of value-in-use and fair value less costs of sale. In respect of the recoverable amount using value in use, the calculation used discounted cash flow projections based on financial budgets approved by management. In respect of the recoverable amount based on fair value less costs of disposal, the amount is calculated using certain valuation assumptions including the selection of comparable companies, and liquidity discounts adopted for lack of marketability for unlisted investments.

Based on management's assessment on the recoverable amounts of the CGUs, no impairment loss was recognized for the years ended December 31, 2024 and 2025, respectively. As of December 31, 2024 and 2025, the results of recoverable amount exceeded the carrying amount of each related CGU. However, subsequent impairment tests may be based on different assumptions and future cash flow projections, which may result in impairment losses of these assets in the foreseeable future.

The goodwill of the Group is primarily related to the goodwill of Puhui of RMB8,911 million. The recoverable amounts of the CGU related to the goodwill of Puhui were determined based on value-in-use calculations. As the contractual tenor of its loan products is generally 36 months, the cash flow forecast period of Puhui was eight years based on a financial budget covering a five-year period approved by management.

27. Goodwill (Continued)

(c) Impairment testing for goodwill (Continued)

The key assumptions used for value-in-use calculations of the goodwill of Puhui are as follows:

	December 31, 2024	December 31, 2025
Revenue growth rates	-1.1%–16.1%	-16.4%–11.0%
Loan loss rates	2.9%–9.0%	3.8%–10.5%

Management has determined the values assigned to each of the above key assumptions as follows:

Assumption	Approach used to determine values
Revenue growth rates	Based on recent policy and industry factors, past performances and management's expectations of business development.
Loan loss rates	Based on past performances and management's expectations for the future.

The excess of the recoverable amount of Puhui over its carrying amount:

	December 31, 2024	December 31, 2025
	RMB'000	RMB'000
Excess of the recoverable amount of the CGU (or CGU group) over its carrying amount ("Headroom")	4,583,304	4,497,688

As of December 31, 2024 and 2025, the pre-tax discount rates applied to the cash flow projections were 19% and 19%, respectively. As of December 31, 2024 and 2025, the long-term growth rates used to extrapolate cash flow projections beyond the budget period were 2% and 2%, respectively.

While it is impracticable for the Group to estimate the impact on future periods, the following table sets forth the impact of management judgement of reasonable possible scenarios in each of the key assumptions, with all other variables held constant, on Puhui's impairment testing at the dates indicated. As shown below, the possible changes of key parameters would not cause the carrying amount of the CGU to exceed its recoverable amount at the dates indicated.

Notes to the Consolidated Financial Statements (Continued)
For the Year Ended December 31, 2025

27. Goodwill (continued)

(c) Impairment testing for goodwill (Continued)

	Unfavorable change			Favorable change		
	Change in assumption	Change in Headroom RMB'000	Headroom RMB'000	Change in assumption	Change in Headroom RMB'000	Headroom RMB'000
As of December 31, 2024						
Revenue growth rates (GAGR)	-230BP	(2,463,604)	2,119,700	+230BP	2,673,028	7,256,332
Loan loss rates	+50BP	(3,906,215)	677,089	-50BP	3,906,215	8,489,519
As of December 31, 2025						
Revenue growth rates (GAGR)	**-230BP**	**(1,931,203)**	**2,566,485**	**+230BP**	**2,105,965**	**6,603,653**
Loan loss rates	**+50BP**	**(3,294,609)**	**1,203,079**	**-50BP**	**3,294,609**	**7,792,297**

28. Other assets

	December 31, 2024 RMB'000	December 31, 2025 RMB'000
Recoverable value-added tax	403,151	**395,409**
Prepayments	33,424	**67,262**
Prepaid income tax and value-added tax	61,160	**97,609**
Deferred expenses	8,185	**6,549**
Repossessed assets	10,381	**10,381**
Settlement, clearing payment and others	320,823	**85,712**
	837,124	**662,922**
Less: Provisions for impairment	(5,498)	**(5,498)**
	831,626	**657,424**

29. Payable to platform investors

As of December 31, 2024 and 2025, the payable to platform investors represented the investors' funds whose withdrawal is in process according to the settlement schedule.

30. Borrowings

	December 31, 2024 RMB'000	December 31, 2025 RMB'000
Secured		
— Bank borrowings (a)	—	**8,227,300**
Unsecured		
— Bank borrowings (b)	50,726,390	**54,890,796**
	50,726,390	**63,118,096**
Interest payable	388,185	**417,817**
Total borrowings	51,114,575	**63,535,913**

(a)	As of December 31, 2025, the Group had RMB8,227.3 million (2024: nil) secured bank borrowings pledged by deposits. The terms of the borrowings are twelve months, whose interest rates range from 2.135% to 3.10% per annum.

(b)	The following table sets forth the range of interest rates of borrowings as of December 31, 2024 and 2025:

	December 31, 2024	December 31, 2025
Bank borrowings — fixed rate	2.24%–4.20%	**1.65%–4.20%**
Bank borrowings — floating rate	3.78%–7.23%	**3.35%–6.39%**

(c)	The bank borrowings are repayable as follows:

	December 31, 2024 RMB'000	December 31, 2025 RMB'000
Within 1 year	49,114,132	**62,088,750**
Between 1 and 2 years	2,000,443	**1,447,163**
	51,114,575	**63,535,913**

31. Customer deposits

	December 31, 2024	December 31, 2025
	RMB'000	RMB'000
Current and saving accounts	576,181	427,529
Fixed deposits	3,357,569	9,029,405
	3,933,750	9,456,934

32. Accounts and other payables and contract liabilities

	December 31, 2024	December 31, 2025
	RMB'000	RMB'000
Employee benefits payables	3,471,014	3,322,074
Contract liabilities from retail credit and enablement service	827,975	602,765
Tax payable	359,869	494,042
Payable to cooperation banks (a)	831,719	537,978
Other deposits payable	262,280	387,371
Payable to external suppliers (b)	48,074	125,057
Trust management fee payable (b)	52,352	14,606
Payable for purchased assets	1,319,032	1,219,032
Others (c)	320,235	854,137
	7,492,550	7,557,062

(a)   Payable to cooperative banks is related to deposit received from bank customers.

(b)   As of December 31, 2024 and 2025, the aging of payable to external suppliers and trust management fee payable was within 1 year.

(c)   Others mainly comprise advances from customers and clearing and settlement receivables.

33. Payable to investors of consolidated structured entities

	December 31, 2024 RMB'000	December 31, 2025 RMB'000
Payable to investors of consolidated trust plans	42,795,624	**28,921,222**
	42,795,624	**28,921,222**

34. Financing guarantee liabilities

(a) The following table sets forth the movements of the gross carrying amount of financing guarantee contracts for the year ended December 31, 2024:

Year ended December 31, 2024	Stage 1 RMB'000	Stage 2 RMB'000	Stage 3 RMB'000	Total RMB'000
As of January 1, 2024	53,889,614	1,013,873	—	54,903,487
New guarantee contracts originated	65,141,133	—	—	65,141,133
Transfers				
— *From stage 1 to stage 2*	(4,928,503)	4,928,503	—	—
— *From stage 2 to stage 1*	210,646	(210,646)	—	—
Guarantee liabilities derecognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(46,944,282)	(5,083,315)	—	(52,027,597)
As of December 31, 2024	67,368,608	648,415	—	68,017,023

Notes to the Consolidated Financial Statements (Continued)
For the Year Ended December 31, 2025

34. Financing guarantee liabilities (Continued)

(b) The following table sets forth the movements of ECL allowance of financing guarantee contracts for the year ended December 31, 2024:

Year ended December 31, 2024	Stage 1 RMB'000	Stage 2 RMB'000	Stage 3 RMB'000	Total RMB'000
As of January 1, 2024	3,230,750	954,782	—	4,185,532
New guarantee contracts originated	1,384,484	—	—	1,384,484
Transfers				
— From stage 1 to stage 2	(4,087,051)	4,087,051	—	—
— From stage 2 to stage 1	195,357	(195,357)	—	—
Guarantee liabilities derecognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(2,364,552)	(4,744,347)	—	(7,108,899)
Remeasurements	5,264,775	492,087	—	5,756,862
As of December 31, 2024	3,623,763	594,216	—	4,217,979

(c) The following table sets forth the movements of the gross carrying amount of financing guarantee contracts for the year ended December 31, 2025:

Year ended December 31, 2025	Stage 1 RMB'000	Stage 2 RMB'000	Stage 3 RMB'000	Total RMB'000
As of January 1, 2025	67,368,608	648,415	—	68,017,023
New guarantee contracts originated	58,210,478	—	—	58,210,478
Transfers				
— From stage 1 to stage 2	(8,397,741)	8,397,741	—	—
— From stage 2 to stage 1	539,738	(539,738)	—	—
Guarantee liabilities derecognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(52,344,977)	(6,412,316)	—	(58,757,293)
As of December 31, 2025	65,376,106	2,094,102	—	67,470,208

34. Financing guarantee liabilities (Continued)

(d) The following table sets forth the movements of ECL allowance of financing guarantee contracts for the year ended December 31, 2025:

Year ended December 31, 2025	Stage 1 RMB'000	Stage 2 RMB'000	Stage 3 RMB'000	Total RMB'000
As of January 1, 2025	**3,623,763**	**594,216**	**—**	**4,217,979**
New guarantee contracts originated	**1,502,173**	**—**	**—**	**1,502,173**
Transfers				
— *From stage 1 to stage 2*	**(5,778,027)**	**5,778,027**	**—**	**—**
— *From stage 2 to stage 1*	**482,315**	**(482,315)**	**—**	**—**
Guarantee liabilities derecognized and other adjustments in the current period (including repayments of loans and guarantee payments)	**(2,991,987)**	**(5,764,808)**	**—**	**(8,756,795)**
Remeasurements	**6,958,587**	**1,725,399**	**—**	**8,683,986**
As of December 31, 2025	**3,796,824**	**1,850,519**	**—**	**5,647,343**

35. Convertible promissory notes payable

In October 2015, in connection with the acquisition of Gem Alliance Limited, the Company issued a convertible promissory note (the "Note") to PAOH, a subsidiary of Ping An Group, in an aggregate principal amount of USD1,953.8 million. On the same date, PAOH agreed to transfer USD937.8 million of the principal amount of the Note and all rights, benefits and interests attached thereunder to An Ke Technology Company Limited ("An Ke"), a subsidiary of Ping An Group. The Note bears interest paid semi-annually at the rate of 0.7375% per annum. Subject to its terms and conditions, the holders of the Note have the right to convert the Note into ordinary shares of the Company within the conversion period commencing on the listing date of the Company until the date which is five business days before (and excluding) the eighth anniversary of the issuance date of the Note at the conversion price of USD14.8869 per share, subject to certain anti-dilution adjustments if applicable.

On August 31, 2020, the Company entered into an amendment and supplemental agreement with PAOH and An Ke. In accordance with this agreement, the holders of the Note could only exercise their conversion right one year after the Company's listing date. This amendment did not have any material impact on the Group's financial position and results of operations.

35. Convertible promissory notes payable (Continued)

On August 20, 2021, the Company, PAOH and An Ke entered into an amendment and supplemental agreement to the share purchase agreement and the Note (the "Third Amendment and Supplemental Agreement"). The Third Amendment and Supplemental Agreement amends the terms of the Note by extending the commencement of the conversion period of the Note from the date which is one year after the date of the Company's initial public offering to April 30, 2023. Each of PAOH and An Ke has the right in the manner provided in the Note, as applicable, to convert the whole or any part of the outstanding principal amount of the Note, as applicable, into ordinary shares of the Company.

On December 6, 2022, the Company, PAOH and An Ke entered into an amendment and supplemental agreement (the "Fourth Amendment and Supplemental Agreement") to amend the terms of the Note, pursuant to which the Company agreed to redeem 50% of the outstanding principal amount of the Note from PAOH and An Ke, and the parties agreed to extend the maturity date and the commencement date of the conversion period of the remaining 50% of the Note. As a result, the remaining 50% outstanding principal amount of the Note bear interest, unless otherwise agreed, at the rate of 0.7375% per annum of the principal amount of the Note outstanding from time to time, which will be payable semi-annually until October 8, 2026. The Note can be converted into the shares at any time from April 30, 2026 until the date which is five business days before (and excluding) October 8, 2026, at an initial conversion price of USD14.8869 per ordinary share subject to certain adjustments as set forth in the Note (Note 46). Unless converted or purchased and canceled prior to the maturity date, the Company will redeem the Note of its principal amounts together with the accrued interest on the maturity date.

The Group measured the liability component at initial recognition based on its best estimate of the present value of the redemption amount and recognized the residual in the equity component to reflect the value of conversion rights. Subsequent to initial recognition, the liability component of convertible promissory notes payable measured at amortized cost using the effective interest rate method with interest expenses recorded in the finance costs. The equity component was not re-measured subsequently.

35. Convertible promissory notes payable (Continued)

	Liabilities	Equity
	RMB'000	RMB'000
Carrying value as of January 1, 2024	5,650,268	160,185
Interest accrued at effective interest rate (Note 12)	486,731	—
Interest paid	(51,180)	—
Exchange differences	88,231	—
Carrying value as of December 31, 2024	6,174,050	160,185
Interest accrued at effective interest rate (Note 12)	526,111	—
Interest paid	(51,597)	—
Exchange differences	(144,761)	—
Carrying value as of December 31, 2025	**6,503,803**	**160,185**

36. Financial assets sold under repurchase agreements

	December 31, 2024	**December 31, 2025**
	RMB'000	**RMB'000**
Principal	782,397	**1,661,960**
Accrued interest	62	**48**
	782,459	**1,662,008**

37. Other liabilities

	December 31, 2024	December 31, 2025
	RMB'000	RMB'000
Accrued expenses	1,082,704	907,821
Derivative financial liabilities	—	5,239
Provisions (a)	164,212	246,399
Others	40,646	7,696
	1,287,562	1,167,155

(a)   Amount represented the provision accrued for outstanding litigation as of each balance sheet date.

38. Share capital and share premium

	Ordinary shares		
	Number of shares	Share capital	Share premium
		RMB'000	RMB'000
As of January 1, 2024	1,203,505,757	75	32,142,233
Exercise of share-based payment	—	—	42,475
Cash dividend (Note 46)	586,176,887	42	(5,156,862)
As of December 31, 2024	1,789,682,644	117	27,027,846
Exercise of share-based payment	—	—	85
As of December 31, 2025	**1,789,682,644**	**117**	**27,027,931**

The share capital of the Company is US$100,000 divided into 10,000,000,000 shares of US$0.00001 par value each. All the issued shares is fully paid.

39. Treasury shares

	Shares	Amount
		RMB'000
As of January 1, 2024	57,186,585	5,642,768
Exercise of share-based payment (a)	(880,276)	—
As of December 31, 2024	56,306,309	5,642,768
Exercise of share-based payment (a)	(1,450)	—
As of December 31, 2025	**56,304,859**	**5,642,768**

(a)　For the years ended December 31, 2024 and 2025, the numbers of treasury shares of 880,276 and 1,450 had been used for the exercise of share-based payment with a par value of USD0.00001 per share, respectively.

40. Other reserves

	Employee share-based compensation reserve RMB'000	Translation differences RMB'000	General reserve RMB'000	Value of conversion rights — convertible promissory notes (Note 35) RMB'000	Capital reserve and others RMB'000	Total RMB'000
As of January 1, 2024	600,476	(1,871,860)	4,440,851	160,185	(1,560,467)	1,769,185
Exercise of share-based payment	(40,193)	—	—	—	—	(40,193)
Foreign operation translation difference	—	(119,656)	—	—	—	(119,656)
Share-based payment	(17,888)	—	—	—	—	(17,888)
As of December 31, 2024	542,395	(1,991,516)	4,440,851	160,185	(1,560,467)	1,591,448

40. Other reserves (Continued)

	Employee share-based compensation reserve RMB'000	Translation differences RMB'000	General reserve RMB'000	Value of conversion rights — convertible promissory notes (Note 35) RMB'000	Capital reserve and others RMB'000	Total RMB'000
As of January 1, 2025	**542,395**	**(1,991,516)**	**4,440,851**	**160,185**	**(1,560,467)**	**1,591,448**
Exercise of share-based payment	(85)	—	—	—	—	(85)
Foreign operation translation difference	—	158,759	—	—	—	158,759
Share-based payment	310	—	—	—	—	310
Long-term service plan	(3,930)	—	—	—	—	(3,930)
As of December 31, 2025	**538,690**	**(1,832,757)**	**4,440,851**	**160,185**	**(1,560,467)**	**1,746,502**

41. Retained earnings

In accordance with the relevant laws and regulations, each of the Company's subsidiaries, the Consolidated Affiliated Entities and Subsidiaries of Consolidated Affiliated Entities incorporated in the PRC is required to annually appropriate 10% of its after-tax income to its statutory surplus reserve prior to payment of any dividends, unless such reserve funds have reached 50% of such entity's registered capital. Such reserves are not available for dividend distribution.

42. Commitments

(a) Financing guarantee commitments

The Group provides financing guarantees services to individuals and small and micro-business owners who successfully obtain loans through the Group's platform. The following table sets forth the balance of such commitments under the financing guarantee contracts for which the Group does not consolidate the underlying loans.

	December 31, 2024 RMB'000	December 31, 2025 RMB'000
Financing guarantee commitments	68,017,023	67,470,208

43. Notes to the consolidated statements of cash flows

(a) Reconciliation from loss before income tax expense to cash generated from operating activities:

	For the year ended December 31,	
	2024	**2025**
	RMB'000	**RMB'000**
Loss before income tax expense	(2,078,685)	**(577,746)**
Adjustments for:		
Depreciation of property and equipment	104,439	**49,831**
Depreciation of right-of-use assets	283,645	**209,151**
Amortization of intangible assets	39,766	**14,608**
Share of loss of associates and joint ventures	691	**—**
Net gain on sales of property and equipment, and intangible assets	84,666	**1,006**
Net unrealized loss/(gain) on financial assets at fair value through profit or loss	1,583,149	**(871,086)**
Non-cash employee benefits expense — share based payment	(18,119)	**374**
Asset impairment losses	—	**28,306**
Credit impairment losses	7,638,072	**10,575,102**
Finance costs classified as financing activities	1,114,753	**981,416**
Investment income classified as investing activities	(537,329)	**(783,678)**
Foreign exchange loss	190,800	**64,565**
	8,405,848	**9,691,849**
Change in operating assets and liabilities, net of effects from purchase of controlled entity:		
Decrease in loans to customers and accounts and other receivables	17,856,581	**3,486,172**
Decrease/(increase) in accounts and other payables	(22,107,429)	**1,093,009**
Cash generated from operating activities	4,155,000	**14,271,030**

Notes to the Consolidated Financial Statements (Continued)
For the Year Ended December 31, 2025

43. Notes to the consolidated statements of cash flows (Continued)

(b) Net decrease in cash and cash equivalents

	For the year ended December 31,	
	2024	2025
	RMB'000	RMB'000
Cash and cash equivalents at the end of the year	11,798,435	11,089,073
Less: Cash and cash equivalents at the beginning of the year	(18,577,225)	(11,798,435)
Net decrease in cash and cash equivalents	(6,778,790)	(709,362)

(c) Cash and cash equivalents

	December 31, 2024	December 31, 2025
	RMB'000	RMB'000
Cash at bank (Note 16)	29,903,846	22,086,187
Less: Time deposits with original maturities of more than three months	(18,108,539)	(11,000,088)
Add: Provision for impairment losses	3,128	2,974
Cash and cash equivalents at the end of the year	11,798,435	11,089,073

43. Notes to the consolidated statements of cash flows (Continued)

(d) Net debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each of the years ended December 31, 2024 and 2025.

	Borrowings RMB'000	Bonds payable RMB'000	Convertible promissory notes payable RMB'000	Lease liabilities RMB'000	Optionally convertible promissory notes RMB'000	Total RMB'000
As of January 1, 2024	38,823,284	—	5,650,268	404,518	—	44,878,070
Cash flows	10,360,632	—	(51,180)	(289,615)	—	10,019,837
Acquisition of subsidiaries	—	—	—	8,612	—	8,612
Acquisitions — leases	—	—	—	217,279	—	217,279
Disposals — leases	—	—	—	(53,727)	—	(53,727)
Foreign exchange adjustments	253,081	—	88,231	—	—	341,312
Accrued expense	1,677,578	—	486,731	15,800	—	2,180,109
As of December 31, 2024	51,114,575	—	6,174,050	302,867	—	57,591,492
Cash flows	10,974,734	—	(51,597)	(206,364)	—	10,716,773
Acquisitions — leases	—	—	—	196,102	—	196,102
Disposals — leases	—	—	—	(45,035)	—	(45,035)
Foreign exchange adjustments	(107,518)	—	(144,761)	—	—	(252,279)
Accrued expense	1,554,122	—	526,111	12,194	—	2,092,427
As of December 31, 2025	**63,535,913**	**—**	**6,503,803**	**259,764**	**—**	**70,299,480**

44. Share-based payment

The employees of the Group participate in share-based compensation plans under which share options and PSUs may be granted.

(a) Share options

In December 2014 and August 2015, the board of directors of the Company approved the establishment of the Phase I Share Incentive Plan (the "2014 Plan") and the Phase II Share Incentive Plan (the "2015 Plan") for granting a maximum of 20,644,803 Class A ordinary shares. The shares reserved for grants under the plan were treated as treasury shares in the consolidated financial statements.

Notes to the Consolidated Financial Statements (Continued)
For the Year Ended December 31, 2025

44. Share-based payment (Continued)

(a) Share options (Continued)

Options granted under the 2014 Plan and 2015 Plan are valid and effective for 10 years from the date of grant and generally vest evenly over four years. The Group originally determined that the vesting period would commence no later than the grant date and would end either on the date 6 months after the IPO date or on the service condition ending date, whichever was later. Before the IPO, the Group revised the vesting period to reflect the best available estimate of the IPO date. Before the successful IPO, any change in the estimate of the IPO date resulted in an adjustment of share-based compensation expenses on a cumulative basis in the period when such change was made.

The Group does not have statutory or constructive obligations to purchase or repay options by cash.

The following table sets forth the changes in the number of outstanding options and the weighted average exercise prices:

	Average exercise price per share option (RMB)	Number of options (in '000)
Outstanding as of January 1, 2024	87.58	13,394
Exercised during the period	8.00	(247)
Forfeited and other change during the year	89.20	(2,437)
As of December 31, 2024	88.90	10,710
Forfeited and other change during the year	49.10	(1,884)
As of December 31, 2025	**97.38**	**8,826**

44. Share-based payment (Continued)

(a) Share options (Continued)

The Company recognized nil and nil in expenses related to share options in 2024 and 2025, respectively. The weighted-average remaining contract lives for outstanding share options were 1.71 years and 0.95 years as of December 31, 2024 and 2025, respectively. The following table sets forth the outstanding share options as of December 31, 2025 by different exercise price:

	Number of options (in '000)
Exercise price per share option (RMB)	
8.00	—
50.00	**982**
98.06	**5,777**
118.00	**2,067**
	8,826

No share options were granted for the years ended December 31, 2024 and 2025.

(b) PSUs

On September 4, 2019, the board of directors of the Company approved the establishment of the 2019 Performance Share Unit Plan ("2019 Plan") for granting a maximum of 15,000,000 Class A ordinary shares, and also allowing for an additional grant of up to 10,000,000 Class A ordinary shares to participants under the 2014 Plan. Such shares were issued to Tun Kung Company Limited on December 24, 2019 and were treated as treasury shares in the consolidated financial statements. On July 21, 2021, the Company's board of directors approved and authorized the Company to repurchase an aggregate of 35,644,803 shares, which included shares relating to the 2014 Plan, the 2015 Plan and the 2019 Plan, from Tun Kung Company Limited at par value.

For the years ended December 31, 2024 and 2025, nil PSUs were granted under the plans. The actual number of PSUs provided to a grantee can vary from zero to 100 percent depending on the Group's performance against certain key performance indicators which are determined annually.

Notes to the Consolidated Financial Statements (Continued)
For the Year Ended December 31, 2025

44. Share-based payment (Continued)

(b) PSUs (Continued)

The following table sets forth the changes in the number of PSUs and the weighted average exercise prices:

	Weighted average grant day fair value (RMB)	Number of units (in '000)
Outstanding as of January 1, 2024	50.48	2,096
Exercised during the year	61.44	(635)
Forfeited and other change during the year	39.95	(614)
Outstanding as of December 31, 2024	30.46	847
Forfeited and other change during the year	11.51	(14)
Outstanding as of December 31, 2025	**30.84**	**833**

For the years ended December 31, 2024 and 2025, the Company reversed expenses of RMB18 million and recognized expenses of RMB0.3 million of expenses related to PSUs, respectively.

45. Related parties and related party transactions

In addition to the previous notes, the following significant transactions were carried out between the Group and its related parties during the years ended December 31, 2024 and 2025.

(a) Names and relationships with related parties

The following table sets forth the major related parties which have major transactions with the Group during the years ended December 31, 2024 and 2025:

	Name of related parties	Relationship with the Company
Before July 30, 2024	Ping An Insurance (Group) Company of China, Ltd.	Significant influence on the Company and its subsidiaries
From July 30, 2024	Ping An Insurance (Group) Company of China, Ltd.	Ultimate controlling shareholder of the Company and its subsidiaries

45. Related parties and related party transactions (Continued)

45.1 Significant transactions with related parties

The following are the significant related party transactions with Ping An Group and its subsidiaries during the period:

	For the year ended December 31,	
	2024	2025
	RMB'000	RMB'000
Technology platform-based income	91,005	65,007
Other income	1,275,058	936,171
Investment income	74,114	10,813
Interest income	281,260	190,128
Interest expenses	20,824	29,028
Sales and marketing expenses, general and administrative expenses, operation and servicing expenses, and technology and analytics expenses	1,566,975	1,368,008
Other gain/(loss) — net	25,431	642

Technology platform-based income

Ping An Group's subsidiaries offer financial products available on the Group's technology platform. Fees are collected and recognized from Ping An Group's subsidiaries upon successful facilitation.

Other income

Other income mainly comprises income from the account management services provided by the Group to Ping An Group's subsidiaries. The Group generally receives the service fees monthly primarily based on the performance of the underlying loans managed by the Group for Ping An Group's subsidiaries.

Investment income

Investment income mainly consists of investment return received by the Group on investment products issued or managed by Ping An Group's subsidiaries.

Notes to the Consolidated Financial Statements (Continued)
For the Year Ended December 31, 2025

45. Related parties and related party transactions (Continued)

45.1 Significant transactions with related parties (Continued)

Interest income

Ping An Group's subsidiaries provide deposit services to the Group. Interest income mainly consists of the interest received from Ping An Group's subsidiaries for the deposits, and is calculated based on the effective interest rates on the outstanding balances.

Interest expenses

Interest expenses, recognized in net interest income and finance cost, mainly consist of interest paid for borrowings from Ping An Group's subsidiaries. These borrowings were used to provide funding for on-balance sheet loans under the Group's retail credit and enablement business. Interest expenses are calculated based on the effective interest rates and the carrying amount of such borrowings.

Sales and marketing expenses, general and administrative expenses, operation and servicing expenses, and technology and analytics expenses

Ping An Group and its subsidiaries provide a wide spectrum of services to the Group, including but not limited to: (1) accounting processing and data communication services; (2) transaction settlement and custodian services; (3) office premise rental services; (4) technology support; and (5) human resources support. The Group, in return, pays service fees to Ping An Group and its subsidiaries. The precise scope of services, service fee calculation, method of payment and other details of the service arrangements are agreed between the relevant parties separately.

The service fees paid by the Group to Ping An Group's subsidiaries are determined through a bidding procedure according to the internal policies and procedures of the Group. If no tendering and bidding process is required under the Group's internal policies, they are determined through mutual negotiations between the two parties based on historical fees of such services and comparable market rates.

Other gain/(loss) — net

Other gain/(loss) — net mainly consist of foreign exchange losses due to the foreign exchange swaps provided by Ping An Group's subsidiaries.

Cash

A portion of cash on demand and term deposits is held with Ping An Group's subsidiaries, including some of those deposits being in foreign currencies.

Leases

Part of the right-of-use assets and lease liabilities are rented from Ping An Group's subsidiaries, and are used as workplace.

Convertible promissory notes payable

Ping An Group's subsidiaries also held convertible promissory notes issued by the Company, which are disclosed in Note 35.

Notes to the Consolidated Financial Statements (Continued)

For the Year Ended December 31, 2025

45. Related parties and related party transactions (Continued)

45.1 Significant transactions with related parties (Continued)

Purchase of financial assets

The Group purchased certain assets management plans, trust plans, mutual funds, private funds and other equity investments, wealth management products and corporate bonds managed and/or issued by Ping An Group's subsidiaries. Please refer to Note 4.3 for the Group's maximum exposure related to these investments.

Other transactions

The Group acquired non-performing assets from subsidiaries of Ping An Group through 11 trust plans managed by a third-party trust company, with a consideration of RMB757 million in 2024. The Group recognized losses of RMB718 million and RMB176 million in 2024 and 2025, respectively, for the total non-performing assets acquired from subsidiaries of Ping An Group through 11 trust plans.

On April 23, 2025, the Group entered into a loss sharing agreement with Shanghai Lufax Fund Sales Co., Ltd. ("Lufunds") regarding the historical acquisition of non-performing assets amounting to RMB1,372 million. Pursuant to the agreement, Lufunds bears 70% of the associated losses. A gain and an asset amounting to RMB818 million in respect of the fair value of the agreement were recognized for the year ended December 31, 2025. Lufunds paid RMB283 million to the Group as of December 31, 2025.

On July 21, 2025, Ping An Consumer Finance Co., Ltd entered into an asset transfer agreement with Shenzhen China Merchants Ping An Asset Management Company Limited. Ping An Consumer Finance Co., Ltd conditionally agreed to transfer to Shenzhen China Merchants Ping An Asset Management Company Limited the credit assets related to non-performing debts with an aggregate principal balance and interest totaling approximately RMB469 million as of the transaction reference date, for a consideration of RMB36 million.

Notes to the Consolidated Financial Statements (Continued)
For the Year Ended December 31, 2025

45. Related parties and related party transactions (Continued)

45.2 Year end balances with related parties

The following are the significant related party balances with Ping An Group and its subsidiaries as of period end:

	December 31, 2024	December 31, 2025
	RMB'000	RMB'000
Cash	10,621,118	6,493,443
Restricted cash	5,647,728	3,986,060
Accounts and other receivables and contract assets and other assets (i)	2,189,140	1,071,570
Accounts and other payables and contract liabilities and other liabilities (i)	1,464,914	1,658,352
Financial assets at amortized cost	1,500,582	—
Borrowings	818,986	1,520,258
Payable to platform investors, accounts and other payables and contract liabilities and other liabilities (i) (ii)	3,910	3,910

(i) The balances with related parties were unsecured, interest-free and repayable on demand. These non-trade balances with related parties were mainly for treasury management purposes which are collectable or repayable on demand or within one year.

(ii) No cash dividends were paid to either An Ke or PAOH in 2025 (2024: nil).

45.3 Key management personnel compensation

Key management includes directors (executive and non-executive) and senior officers. The following table sets forth the compensation paid or payable to key management for employee services:

	For the year ended December 31,	
	2024	2025
	RMB'000	RMB'000
Wages, salaries and bonus	37,412	26,378
Other social security costs, housing benefits and other employee benefits	6,262	4,633
Pension costs — defined contribution plans	374	385
Share-based payment	(2,294)	—
	41,754	31,396

46. Dividends

On March 21, 2024, the Company's board of directors approved a special dividend of USD1.21 per ordinary share or USD2.42 per ADS based on the Company's outstanding shares to shareholders in record as of the close of trading on the New York Stock Exchange on June 4, 2024. Under the Scrip Dividend Scheme, holders of Shares have the following choices in respect of the Special Dividend, cash of USD1.21 per Share or an allotment of such number of new Shares equal to, save for adjustment for fractions, the amount of the Special Dividend which holders of Shares would otherwise be entitled to receive in cash, divided by the Reference Price per Share. Based on the election for scrip dividend under the Lufax Scrip Dividend Scheme, a total of 586,176,887 new Lufax Shares (including Lufax Shares underlying Lufax ADSs) were allotted and issued as the Lufax Special Dividend. Among these new Lufax Shares, 305,989,352 new Lufax Shares and 203,890,905 new Lufax Shares were allotted and issued to An Ke and PAOH.

As of December 31, 2024 and 2025, the adjusted conversion prices of the Note (refer to Note 35) were USD2.32 per ordinary share.

47. Contingent liabilities

Owing to the nature of the Group's related business, the Group is involved in contingencies and legal proceedings in the ordinary course of business, including, but not limited to, being the plaintiff or the defendant in litigations and arbitrations. The Group may also be subject to class actions, regulatory and government investigations, including but not limited to compliance with anti-corruption and anti-bribery laws, trade sanctions laws and export control laws. Such matters could be developed into legal proceedings or enforcement actions, in which remedies could include fines, penalties, restitution or alterations in the Group's business practices, and could result in additional expenses, limitations on certain business activities and reputational damage.

Many of these matters are also highly complex. It is therefore inherently difficult to predict the magnitude or scope of potential future losses arising from these matters. No provision has been made for pending assessments, litigation, potential contractual breaches, regulatory and government investigations and actions where the outcome cannot be reasonably estimated or where management considers the likelihood of loss to be low or remote. With respect to pending litigation, management believes that any resulting liabilities would not have a material adverse effect on the financial position or operating results of the Group or any of its subsidiaries.

Notes to the Consolidated Financial Statements (Continued)
For the Year Ended December 31, 2025

48. Benefits and interests of directors

The remuneration of each director of the Company includes directors' fees, salaries and bonuses, social security and housing funds, other benefits, and non-monetary benefits.

The directors' fees, salaries and bonuses, social security and housing fund and other benefits incurred by the Group for the years ended December 31, 2024 and 2025 are set out as follows:

For the year ended December 31, 2024:

Name	Directors' fees	Salaries and bonuses	Pension costs — defined contribution plans	Other social security and housing fund	Other benefits	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Executive Directors:						
Yong Suk Cho	—	13,050	69	40	2,069	15,228
Gregory Dean Gibb	—	4,097	43	32	2,137	6,309
Peiqing Zhu	—	3,090	46	46	65	3,247
Non-Executive Directors:						
Xudong Zhang	446	—	—	—	—	446
Weidong Li	500	—	—	—	—	500
Rusheng Yang	500	—	—	—	—	500
David Xianglin Li	500	—	—	—	—	500
Hui Liu	—	—	—	—	—	—
Shibang Guo	—	—	—	—	—	—
Xin Fu	—	—	—	—	—	—
Yuqiang Huang	—	—	—	—	—	—
Yonglin Xie	—	—	—	—	—	—
	1,946	20,237	158	118	4,271	26,730

48. Benefits and interests of directors (Continued)

For the year ended December 31, 2025:

Name	Directors' fees RMB'000	Salaries and bonuses RMB'000	Pension costs — defined contribution plans RMB'000	Other social security and housing fund RMB'000	Other benefits RMB'000	Total RMB'000
Executive Directors:						
Yong Suk Cho	—	7,362	75	33	2,082	9,552
Tongzhuan Xi	—	1,955	48	50	40	2,093
Peiqing Zhu	—	750	24	23	95	892
Non-Executive Directors:						
Dicky Peter Yip	1,270	—	—	—	—	1,270
Rusheng Yang	500	—	—	—	—	500
David Xianglin Li	500	—	—	—	—	500
Wai Ping Tina Lee	189	—	—	—	—	189
Weidong Li	311	—	—	—	—	311
Yonglin Xie	—	—	—	—	—	—
Xin Fu	—	—	—	—	—	—
Shibang Guo	—	—	—	—	—	—
Hui Liu	—	—	—	—	—	—
	2,770	**10,067**	**147**	**106**	**2,217**	**15,307**

Other non-monetary benefits include share options and PSUs. In the years ended December 31, 2024 and 2025, the total number of shares issued upon the exercise of share options and vesting of PSUs granted to the directors of the Company were 37,568 and nil, respectively, with trading prices ranging from USD2.95 per share to USD12.61 per share.

Notes to the Consolidated Financial Statements (Continued)
For the Year Ended December 31, 2025

49. Business combinations

On April 2, 2024, the Group acquired 100% equity interest in PAObank, a licensed bank authorized under the Hong Kong Banking Ordinance, at a cash consideration of HKD933 million (equivalent to approximately RMB846 million). Upon completion of the transaction, PAObank became a wholly-owned subsidiary of the Group.

Details of the purchase consideration, the net assets acquired and goodwill are as follows:

	RMB'000
Purchase consideration	
Cash paid	845,998

The assets and liabilities recognized as a result of the acquisition are as follows:

	Fair value RMB'000
Cash at bank	366,527
Financial assets at fair value through other comprehensive income	432,773
Accounts and other receivables and contract assets	5,796
Loans to customers	2,120,280
Property and equipment	2,535
Intangible assets	143,729
Right-of-use assets	5,494
Other assets	1,414
Customer deposits	(2,410,836)
Accounts and other payables and contract liabilities	(53,309)
Other liabilities	(11,980)
Lease liabilities	(8,781)
Net deferred tax liability	(6,236)
Net identifiable assets acquired	587,406
Goodwill	258,592
Purchase consideration transferred	845,998

49. Business combinations (Continued)

The goodwill recognized is primarily attributed to the expected synergies and other benefits from combining their assets and activities with those of the Group. The goodwill is not deductible for income tax purposes.

The transaction costs incurred for the acquisition were immaterial and have been expensed and are included in other expenses in the consolidated statements of comprehensive income.

On July 30, 2024, the Group acquired a 100% equity interest in Heilongjiang Microfinance at a consideration of RMB70 million. Upon completion of the transaction, Heilongjiang Microfinance became a wholly-owned subsidiary of the Group.

Details of the purchase consideration, the net assets acquired and goodwill are as follows:

	RMB'000
Purchase consideration	
Cash paid	70,000

The assets and liabilities recognized as a result of the acquisition are as follows:

	Fair value RMB'000
Cash at bank	41,419
Accounts and other receivables and contract assets	13
Intangible assets	28,306
Other liabilities	262
Net identifiable assets acquired	70,000
Goodwill	—
Gain recognized as a bargain purchase	—
Purchase consideration transferred	70,000

The transaction costs incurred for the acquisition were immaterial and have been expensed and are included in other expenses in the consolidated statements of comprehensive income.

Notes to the Consolidated Financial Statements (Continued)
For the Year Ended December 31, 2025

50. Segment report

The Group's acquisition of PAObank was completed and the PAObank became a wholly-owned subsidiary of the Group in 2024. Based on the assessment of reportable segments under IFRS 8, the Group determined that only one operating segment needs to be reported as none of the operating segments, other than the lending-related business, meets the quantitative thresholds in terms of revenue, profit or loss, and assets for the year ended 31 December 2024.

As digital banking business meets the quantitative threshold in terms of profit or loss for the year ended 31 December 2025, segment information is reported as follows:

Lending-related business   — Retail credit and enablement, consumer finance loan
Digital banking business   — Retail banking and SME banking

The principal executive officer is the Chief Operating Decision Maker (CODM) and monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit or loss and is measured consistently with profit or loss in the consolidated financial statements. However, withholding taxes are managed on a group basis and are not allocated to operating segments.

No revenue from transactions with a single external customer or counterparty amounted to 10% or more of the Group's total revenue in 2024 or 2025.

50. Segment report (Continued)

Year ended 31 December 2024

	Lending-related business RMB'000	Digital banking business RMB'000	Others and eliminations (a) RMB'000	Consolidated RMB'000
Service income	13,269,082	123	(20,614)	13,248,591
External customers	13,258,127	123	(9,659)	13,248,591
Inter-segment	10,955	—	(10,955)	—
Net interest income	12,252,365	57,685	1,278	12,311,328
Investment income/(loss)	(969,967)	47,037	(122,890)	(1,045,820)
Share of net losses of investments accounted for using the equity method	(691)	—	—	(691)
Total income	24,550,789	104,845	(142,226)	24,513,408
Sales and marketing expenses	(5,211,047)	(35,855)	1,449	(5,245,453)
General and administrative expenses	(1,736,182)	(30,515)	(147,645)	(1,914,342)
Operation and servicing expenses	(4,874,498)	(80,301)	1,352	(4,953,447)
Technology and analytics expenses	(1,071,840)	(49,902)	18,778	(1,102,964)
Credit impairment losses	(12,544,752)	(64,488)	(3,667)	(12,612,907)
Depreciation and amortization	(388,252)	(34,271)	(2,999)	(425,522)
Others	413,175	(63,764)	(686,869)	(337,458)
Total expenses	(25,413,396)	(359,096)	(819,601)	(26,592,093)
Segment loss before taxation	(862,607)	(254,251)	(961,827)	(2,078,685)
Income tax expense	(472,871)	—	(1,051,959)	(1,524,830)
Segment loss	(1,335,478)	(254,251)	(2,013,786)	(3,603,515)
Total assets	199,001,686	4,884,657	(349,700)	203,536,643
Total liabilities	115,102,461	4,124,629	711,796	119,938,886

50. Segment report (Continued)

Year ended 31 December 2025

	Lending-related business RMB'000	Digital banking business RMB'000	Others and eliminations (a) RMB'000	Consolidated RMB'000
Service income	12,294,156	2,958	(18,648)	12,278,466
External customers	12,277,668	2,640	(1,842)	12,278,466
Inter-segment	16,488	318	(16,806)	—
Net interest income	13,102,453	91,707	220	13,194,380
Investment income/(loss)	1,622,699	108,057	(75,992)	1,654,764
Total income	**27,019,308**	**202,722**	**(94,420)**	**27,127,610**
Sales and marketing expenses	(3,870,154)	(63,732)	10,324	(3,923,562)
General and administrative expenses	(1,511,519)	(50,572)	(279,395)	(1,841,486)
Operation and servicing expenses	(3,685,504)	(108,658)	3,052	(3,791,110)
Technology and analytics expenses	(902,023)	(73,671)	12,349	(963,345)
Credit impairment losses	(16,434,843)	(123,028)	(545)	(16,558,416)
Depreciation and amortization	(248,038)	(14,619)	(4,006)	(266,663)
Others	222,508	(17,000)	(566,282)	(360,774)
Total expenses	**(26,429,573)**	**(451,280)**	**(824,503)**	**(27,705,356)**
Segment profit/(loss) before taxation	**589,735**	**(248,558)**	**(918,923)**	**(577,746)**
Income tax expense	(502,192)	—	(631,673)	(1,133,865)
Segment profit/(loss)	**87,543**	**(248,558)**	**(1,550,596)**	**(1,711,611)**
Total assets	**200,937,283**	**11,194,673**	**(4,017,309)**	**208,114,647**
Total liabilities	**119,523,801**	**10,059,051**	**(3,509,280)**	**126,073,572**

(a)   Others and eliminations mainly represented the Group's assets, liabilities, income and expenses that are held or incurred for corporate function; or unable to be allocated to a segment on a reasonable basis.

51. Statement of financial position of the Company

Information about the statement of financial position of the Company at the end of the reporting period is as follows:

	December 31, 2024 RMB'000	December 31, 2025 RMB'000
ASSETS		
Cash at bank	1,475,210	30,869
Restricted cash	—	4,288
Financial assets at fair value through profit or loss	65,437	280,110
Accounts and other receivables and contract assets	1,322,634	8,075,421
Investments accounted for using the equity method	88,408,748	83,871,404
Total assets	91,272,029	92,262,092
LIABILITIES		
Borrowings	3,165,276	5,752,193
Accounts and other payables and contract liabilities	81,936	80,266
Convertible promissory notes payable	6,174,050	6,503,803
Other liabilities	78,065	95,667
Total liabilities	9,499,327	12,431,929
EQUITY		
Share capital	117	117
Share premium	27,027,846	27,027,931
Treasury shares	(5,642,768)	(5,642,768)
Other reserves	1,591,448	1,746,502
Retained earnings	58,796,059	56,698,381
Total equity	81,772,702	79,830,163
Total liabilities and equity	91,272,029	92,262,092

51. Statement of financial position of the Company (Continued)

A summary of the Company's reserves is as follows:

For the year ended December 31, 2024:

	Attributable to owners of the parent			
	Share premium RMB'000	Other reserves RMB'000	Retained earnings RMB'000	Total RMB'000
As of January 1, 2024	32,142,233	1,769,185	62,666,679	96,578,097
Net loss for the year	—	—	(3,870,620)	(3,870,620)
Other comprehensive loss	—	(119,656)	—	(119,656)
Total comprehensive loss for the year	—	(119,656)	(3,870,620)	(3,990,276)
Exercise of share-based payment	42,475	(40,193)	—	2,282
Dividend declared	(5,156,862)	—	—	(5,156,862)
Share-based payment	—	(17,888)	—	(17,888)
As of December 31, 2024	27,027,846	1,591,448	58,796,059	87,415,353

For the year ended December 31, 2025:

	Attributable to owners of the parent			
	Share premium RMB'000	**Other reserves RMB'000**	**Retained earnings RMB'000**	**Total RMB'000**
As of January 1, 2025	27,027,846	1,591,448	58,796,059	87,415,353
Net loss for the year	—	—	(2,097,678)	(2,097,678)
Other comprehensive income	—	158,759	—	158,759
Total comprehensive income/(loss) for the year	—	158,759	(2,097,678)	(1,938,919)
Exercise of share-based payment	85	(85)	—	—
Share-based payment	—	310	—	310
Long-term service plan	—	(3,930)	—	(3,930)
As of December 31, 2025	27,027,931	1,746,502	56,698,381	85,472,814

52. Partly-owned subsidiaries with material non-controlling interests

Details of the Group's subsidiaries that have material non-controlling interests are set out below:

	For the year ended December 31,	
	2024	**2025**
	RMB'000	**RMB'000**
Percentage of equity interest held by non-controlling interests:		
Zhongshi Credit Management Co., Ltd.	10%	**10%**
Ping An Consumer Finance Co., Ltd.	30%	**30%**
Net profit/(loss) for the year allocated to non-controlling interests:		
Zhongshi Credit Management Co., Ltd.	(33,157)	**28,845**
Ping An Consumer Finance Co., Ltd.	305,160	**359,504**

	December 31, 2024	**December 31, 2025**
	RMB'000	**RMB'000**
Accumulated balances of non-controlling interests at the reporting date:		
Zhongshi Credit Management Co., Ltd.	(16,196)	**12,649**
Ping An Consumer Finance Co., Ltd.	1,838,074	**2,197,579**

The following tables illustrate the summarized financial information of the above subsidiaries for the year then ended. The amounts disclosed are before any inter-company eliminations:

	Zhongshi Credit Management Co., Ltd.	Ping An Consumer Finance Co., Ltd.
2024		
Revenue	206,301	4,311,091
Total expenses	639,791	2,962,464
2025		
Revenue	**824,481**	**4,491,427**
Total expenses	**435,647**	**2,892,871**

53. Events after the reporting period

53.1 In March 2026, a putative federal securities class action was filed against the Company and certain of the Company's former principal officers (collectively, the "Defendants"), alleging that the Defendants made materially false and misleading statements or omissions, regarding the Company's internal controls and financial results in violation of the Securities Exchange Act of 1934. As this action remains in its preliminary stage, management is unable to estimate the possible outcome, or possible loss or possible range of loss, if any, associated with the resolution of this case.

53.2 PAO Bank Limited was renamed as Ping An Digital Bank (International) Limited in March 2026.

FINANCIAL SUMMARY

Consolidated Statement of Comprehensive Income

	For the year ended December 31,				
	2021	2022	2023	2024	**2025**
	(RMB'000)				
Total Income	61,834,907	57,621,892	34,288,710	24,513,408	**27,127,610**
Total Expenses	(38,434,729)	(45,576,030)	(32,700,245)	(26,592,093)	**(27,705,356)**
Net profit/(loss) for the year	16,709,060	7,858,086	953,098	(3,603,515)	**(1,711,611)**
Net profit/(loss) attributable to:					
Owners of the Company	16,804,380	7,777,336	809,624	(3,870,620)	**(2,097,678)**
Non-controlling interests	(95,320)	80,750	143,474	267,105	**386,067**

The above financial information for the years ended December 31, 2022 and 2023 is based on the restated consolidated financial statements as set out in the annual report of the Company for the year ended December 31, 2024.

Consolidated Statement of Financial Position

	For the year ended December 31,				
	2021	2022	2023	2024	**2025**
	(RMB'000)				
Total assets	359,661,258	350,967,145	234,382,070	203,536,643	**208,114,647**
Total liabilities	265,293,837	257,289,205	141,888,411	119,938,886	**126,073,572**
Total equity attributable to owners' of the Company	92,845,885	92,060,003	90,935,404	81,772,702	**79,830,163**
Total equity	94,367,421	93,677,940	92,493,659	83,597,757	**82,041,075**
Total liabilities and equity	359,661,258	350,967,145	234,382,070	203,536,643	**208,114,647**

The above financial information for the years ended December 31, 2022 and 2023 is based on the restated consolidated financial statements as set out in the annual report of the Company for the year ended December 31, 2024.

DEFINITIONS

"2014 Share Incentive Plan"	the Phase I share incentive plan of the Company, adopted in December 2014 and as most recently amended and restated on April 12, 2023
"2019 Performance Share Unit Plan"	the 2019 performance share unit plan of Company, adopted in September 2019 and as most recently amended and restated on April 12, 2023
"ADS(s)"	American Depositary Shares, every one representing two Shares and, before December 15, 2023, every two representing one Share
"An Ke Technology"	An Ke Technology Company Limited (安科技術有限公司), a company with limited liability incorporated in Hong Kong on June 9, 2014, one of the Controlling Shareholders
"APR" or "annualized percent rate"	the monthly all-in borrowing cost as a percentage of the outstanding balance annualized by a factor of 12, where all-in borrowing cost comprises the actual amount of, with respect to 2022 and 2023, (i) interest, (ii) insurance premiums or guarantee fees and (iii) retail credit enablement service fees, and with respect to 2024 and 2025, (i) interest and (ii) general guarantee fees
"Articles of Association"	the memorandum and articles of association of the Company, as amended from time to time, the current form of which was adopted by way of a special resolution of the Shareholders passed on April 12, 2023 and became effective on April 14, 2023.
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"BVI"	British Virgin Islands
"China" or "the PRC"	the People's Republic of China, and for the purposes of this annual report only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People's Republic of China and Taiwan
"Chongqing Chongjinsuo"	Chongqing Chongjinsuo Enterprise Management Limited (重慶重金所企業管理有限公司), a limited liability company established under the laws of the PRC on February 28, 2017 and a wholly owned subsidiary of Lufax (Shenzhen) Technology

"CJS"	9150010856788138XB (formerly known as Chongqing Financial Assets Exchange Limited (重慶金融資產交易所有限責任公司)), a limited liability company established under the laws of the PRC on December 27, 2010, which is a Consolidated Affiliated Entity and an indirect wholly owned subsidiary of Shenzhen Lufax Enterprise Management
"Companies Ordinance"	Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Company", "we", "us", or "our"	Lufax Holding Ltd (陆金所控股有限公司), an exempted company with limited liability incorporated in the Cayman Islands on December 2, 2014 and listed on the NYSE on October 30, 2020 (Stock Ticker: LU) and on the Stock Exchange on April 14, 2023 (Stock Code: 6623)
"connected person(s)"	has the meaning ascribed to it under the Listing Rules
"Controlling Shareholder(s)"	has the meaning ascribed to it under the Listing Rules
"Consolidated Affiliated Entity(ies)", "variable interest entities" or "VIEs"	the variable interest entities and their subsidiaries, the financial results of which have been consolidated and accounted for as subsidiaries of the Company by virtue of the contractual arrangements entered into by the Group
"Contractual Arrangements"	the series of contractual arrangements entered into between the WFOE Entities, the VIEs and the Registered Shareholders of each such VIE, as detailed in the section headed "Contractual Arrangements" in this Annual Report
"Depositary"	Citibank, N.A., depository of the ADSs
"Director(s)"	the director(s) of our Company
"DPD 30+ delinquency rate"	the outstanding balance of loans for which any payment is 30 to 179 calendar days past due, divided by the outstanding balance of loans
"DPD 90+ delinquency rate"	the outstanding balance of loans for which any payment is 90 to 179 calendar days past due, divided by the outstanding balance of loans

"Group", "the Group", "we", "us", or "our"	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time, and where the context requires, in respect of the period prior to the Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of the Company at the relevant time
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"IFRS"	the International Financial Reporting Standards, as issued from time to time by the International Accounting Standards Board
"Independent Third Party(ies)"	any entity or person who is not a connected person of the Company within the meaning ascribed to it under the Listing Rules
"KYB"	know-your-business
"KYC"	know-your-customers
"Listing Date"	April 14, 2023, on which the Shares are to be listed and on which dealings in the Shares are to be first permitted to take place on the Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"Lufax (Shenzhen) Technology"	Lufax Holding (Shenzhen) Technology Service Co., Ltd. (陸控（深圳）科技服務有限公司), a company established in the PRC on September 25, 2018 and our wholly-owned subsidiary
"Lufunds"	Shanghai Lufax Fund Sales Co., Ltd.
"NYSE"	the New York Stock Exchange
"outstanding balance of loans"	the total principal amount outstanding at the end of the given period for loans we enabled
"Ping An Bank"	Ping An Bank Co., Ltd. (平安銀行股份有限公司), a company incorporated under the laws of the PRC on December 22, 1987, whose shares are listed on the Shenzhen Stock Exchange (stock code: 000001), and is a subsidiary of Ping An Insurance, one of the Controlling Shareholders of the Company

"Ping An Consumer Finance"	Ping An Consumer Finance Co., Ltd. (平安消費金融有限公司), a limited liability company established under the laws of the PRC on April 9, 2020, which is an indirect non-wholly-owned subsidiary of the Company and is owned as to 70% and 30% by the Company and Ping An Insurance, respectively
"Ping An Convertible Promissory Notes"	the convertible promissory notes in an aggregate principal amount of US$1,953.8 million due in October 2023 with an interest rate of 0.7375% per annum that the Company issued to Ping An Overseas Holdings on October 8, 2015, which the Company has redeemed 50% of the outstanding principal amount and the maturity date of the remaining 50% outstanding principal amount has been extended to October 2026 pursuant to the most recent amendment in December 2022
"Ping An Digital Bank"	Ping An Digital Bank (formerly known as PAObank and Ping An OneConnect Bank (Hong Kong) Limited), a licensed bank registered under the Hong Kong Banking Ordinance, which is a wholly-owned subsidiary of the Company
"Ping An Financial Technology"	Shenzhen Ping An Financial Technology Consulting Co. Ltd. (深圳平安金融科技諮詢有限公司), a company incorporated under the laws of the PRC on April 16, 2008 and one of our Controlling Shareholders
"Ping An Group"	Ping An Insurance and its subsidiaries
"Ping An Health Insurance"	Ping An Health Insurance Company of China, Ltd. (平安健康保險股份有限公司), a company established under the laws of the PRC and a subsidiary of Ping An Insurance
"Ping An Insurance"	Ping An Insurance (Group) Company of China, Ltd. (中國平安保險（集團）股份有限公司), a company established as a joint stock company under the laws of the PRC on January 16, 1997 whose shares are dually listed on the Shanghai Stock Exchange (Stock Code: 601318) and the Stock Exchange (Stock Code: 2318), and is one of our Controlling Shareholders
"Ping An Insurance Agency"	Ping An Insurance Agency Co., Ltd. (平安保險代理有限公司), a company established under the laws of the PRC and is a wholly-owned subsidiary of the Company

"Ping An Overseas Holdings"	China Ping An Insurance Overseas (Holdings) Limited (中國平安保險海外（控股）有限公司), a company with limited liability incorporated in Hong Kong on October 24, 1996, one of our Controlling Shareholders
"Ping An Rongyi"	Ping An Puhui and Ping An Rongyi (Jiangsu) Financing Guarantee Co., Ltd.
"Ping An Puhui Enterprises Management" or "Ping An Puhui"	Ping An Puhui Enterprises Co., Ltd. (平安普惠企業管理有限公司), a company established under the laws of the PRC and is a wholly-owned subsidiary of the Company
"Pre-IPO Treasury Shares"	shares underlying the ADS repurchased by the Company from the open market before its listing on the Stock Exchange pursuant to the share repurchase programs of the Company and shares issued to the depositary before the listing of the Company on the Stock Exchange for bulk issuance of the ADS reserved for further issuances upon the exercise or vesting of options or awards granted under a share incentive plan
"Registered Shareholders"	the respective registered shareholders of the VIEs, details of which are set out in the section headed "Contractual Arrangements" in this Annual Report
"Reporting Period"	the twelve months ended December 31, 2025
"RMB" or "Renminbi"	Renminbi, the lawful currency of China
"SBOs"	small business owners, including owners of legal entities, individuals who conduct their businesses as sole proprietors, management-level individuals of SMBs, and self-employed individuals with proof of business operations
"Scrip Dividend Scheme"	the scrip dividend scheme proposed by the Board on Thursday, March 21, 2024 which offered holders of Shares and holders of ADSs a scrip dividend alternative whereby eligible holders of Shares were given an option to elect to receive the Special Dividend wholly in the form of new Shares and eligible holders of ADSs were given an option to elect to receive the Special Dividend wholly in the form of new ADSs, further details of which were set out in the circulars of the Company dated June 12, 2024
"SEC"	the Securities and Exchange Commission of the United States

"SFO" or "Securities and Futures Ordinance"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Shanghai Lufax"	Shanghai Lufax Information Technology Co., Ltd. (上海陸金所信息科技股份有限公司) (formerly known as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd. (上海陸家嘴國際金融資產交易市場股份有限公司)), a limited company by shares established under the laws of the PRC on September 29, 2011 and a Consolidated Affiliated Entity
"Shanghai Xiongguo"	Shanghai Xiongguo Corporation Management Co., Ltd. (上海雄國企業管理有限公司), a limited liability company established under the laws of the PRC on December 10, 2014 and a Consolidated Affiliated Entity
"Shanghai Huikang"	Shanghai Huikang Information Technology Limited (上海惠康信息技術有限公司), a limited liability company established under the laws of the PRC on December 29, 2014 and a Consolidated Affiliated Entity
"Share(s)"	the ordinary shares of US$0.00001 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Share Incentive Plans"	the 2014 Share Incentive Plan and the 2019 Performance Share Unit Plan
"Shenzhen Lufax Enterprise Management"	Shenzhen Lufax Holding Enterprise Management Co., Ltd. (深圳市陸控企業管理有限公司), a limited liability company established under the laws of the PRC on May 23, 2018 and a Consolidated Affiliated Entity of the Company
"Shenzhen Lufax Internet Information"	Shenzhen Lufax Internet Information Services Limited (深圳市陸金互聯網信息服務有限公司), a limited liability company established under the laws of the PRC on October 16, 2017, which is a Consolidated Affiliated Entity and a wholly owned by Shenzhen Lufax Enterprise Management
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"treasury shares"	Shares repurchased and held by an issuer in treasury, as authorised by the laws of the issuer's place of incorporation and its articles of association or equivalent constitutional documents which, for the purpose of the Rules, include shares repurchased by an issuer and held or deposited in CCASS for sale on the Exchange

"United States"	United States of America, its territories, its possessions and all areas subject to its jurisdiction
"US$", "USD" or "U.S. dollars"	United States dollars, the lawful currency of the United States
"volume of new loans"	the principal amount of new loans we enabled during the given period
"Weikun (Shanghai) Technology"	Weikun (Shanghai) Technology Service Co., Ltd. (未鯤（上海）科技服務有限公司) (formerly known as Shanghai Huiyuan Management Consulting Company Limited (上海惠苑管理諮詢有限公司)), a limited liability company established in the PRC on February 28, 2015 and our wholly-owned subsidiary
"WFOEs"	Weikun (Shanghai) Technology Service Co., Ltd. (未鯤（上海）科技服務有限公司) and Lufax (Shenzhen) Technology (陆控(深圳)科技服務有限公司)
"WFOE Entities"	WFOEs and Chongqing Chongjinsuo, which have entered into the Contractual Arrangements
"XSBN Mercantile"	XiShuangBanNa Mercantile Exchange Co., Ltd. (西雙版納商品交易中心股份有限公司), a limited company by shares established under the laws of the PRC on July 22, 2011 and a Consolidated Affiliated Entity
"%"	per cent

Certain amounts and percentage figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them and figures rounded to the nearest thousand, million or billion may not be identical to figures that have been rounded differently to them.

Safe Harbor Statement

This Annual Report contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. These forward-looking statements include, but are not limited to, statements about the Company's goals and strategies; the Company's future business development, financial condition and results of operations; expected changes in the Company's income, expenses or expenditures; expected growth of the retail credit facility and wealth management markets; the Company's expectations regarding demand for, and market acceptance of, its services; the Company's expectations regarding its relationship with borrowers, platform investors, funding sources, product providers and other business partners; general economic and business conditions; and government policies and regulations relating to the industry the Company operates in. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC and the Stock Exchange. All information provided in this Annual Report is as of the date of this Annual Report, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

